▶ MOL Plc.

24 April 2008

Resolutions on the annual general meeting of MOL held on 23 April 2008

MOL Hungarian Oil and Gas Public Limited Company held its Annual General Meeting (AGM) on 23 April 2008. The AGM had a quorum with 65,580,248 shares, 66.74% of shareholders present. The AGM adopted the following noteworthy resolutions (resolutions can be submitted to the Court of Registry following the completion of the Minutes 30 days after the AGM)

1. The AGM approved the reports of the Board of Directors and the Supervisory Board, the the annual report of MOL Plc. prepared in accordance with Hungarian statutory accounting legislation and the related auditors' report with total assets of HUF 2,700 bn, profit after taxation of HUF 217 bn and tied-up reserve of HUF 260 bn and the consolidated annual report of MOL Group in accordance with IFRS and the related auditor's report with total assets of HUF 2,421 bn and profit attributable to equity holders of HUF 258 bn. (52,540,660 Yes, 11,142,515 No, 1,118,417 Abstain, total number of shares presented 65,580,248)

2. The AGM approved to pay HUF 85 bn as a dividend in 2008 connected to the year ended 31 December 2007. The dividend on treasury shares is distributed to those shareholders eligible for dividend, in proportion to their shares. The profit after dividend payment shall be booked as retained earnings. (44,748,394 Yes,176,435 No, 19,846,398 Abstain, total number of shares presented 65,580,248)

3. The AGM approved the Corporate Governance Report, based on the Corporate Governance Recommendations of the Budapest Stock Exchange. (54,448,653 Yes,178,135 No,10,949,383 Abstain, total number of shares presented 65,580,248)

4. The AGM approved the election of Ernst & Young Könyvvizsgáló Kft. (1132 Budapest, Váci út 20.) to be the independent auditor of MOL Plc. for the year 2008, until the AGM closing the year but latest 30 April 2009 with an audit fee for MOL Plc. for 2008 to be HUF 90.64 million plus VAT and approved the general terms and conditions related to audit agreements. (53,326,627 Yes,0 No,12,252,310 Abstain, total number of shares presented 65,580,248)

5. The AGM approved the authorization of the Board of Directors of the Company for an 18 months period to acquire treasury shares. The total amount of nominal value of treasury shares owned by the Company at any time may not exceed 25 % of the actual share capital of the Company. (51,837,872 Yes,12,966,523 No,774.600 Abstain, total number of shares presented 65,580,248)

6. The AGM approved to elect Mr. Zsolt Hernádi to be member of the Board of Directors from February 25, 2009 to February 24, 2014. (53,270,148 Yes,12,307,146 No,1,701 Abstain, total number of shares presented 65,580,248)

7. The AGM approved to elect Mr. György Mosonyi to be member of the Board of Directors from February 25, 2009 to February 24, 2014. (53,270,148 Yes,12,307,146 No,1,701 Abstain, total number of shares presented 65,580,248)

5/12

8. The AGM approved to elect Mr. Iain Paterson to be member of the Board of Directors from February 25, 2009 to February 24, 2014. (53,284,172 Yes,12,293,121 No,1,702 Abstain, total number of shares presented 65,580,248)

9. The AGM approved to elect Dr. Gábor Horváth to be member of the Board of Directors from February 25, 2009 to February 24, 2014. (53,284,172 Yes,12,116,686 No, 1,701 Abstain, total number of shares presented 65,580,248)

10. The AGM approved to elect Mr. Mulham Basheer Abdullah Al Jarf for Board membership from the day following the closing of the general meeting until 22 April 2013.
In compliance with 25. § (1) of the Company Act, the Board of Directors proposes the Annual General Meeting to approve Mr. Mulham's positions as Board member of the following companies: Sohar Aluminium (Oman), GS EPS Energy South Korea, Oman Arab Bank, Oman Polypropylene Co., Oman Oil Marketing Co., Oman Trading International Limited-Dubai, Sohar Refinery Co. (53,267,323 Yes, 12,258,258 No, 50,589 Abstain, total number of shares presented 65,580,248). At the same time Michel-Marc Delcommune resigned his board membership.

11. The AGM approved the annual remuneration for the Board members from 1st January 2009. (54,398,415 Yes, 50,588 No, 11,127,518 Abstain, total number of shares presented 65,580,248)

12. The AGM approved the incentive system based on the value added method – subject to the profitability of the company - for the Board members from 1st January 2009. (53,267,380 Yes, 10,949,382 No,1,345,457 Abstain, total number of shares presented 65,580,248)

13. The AGM approved to elect dr. Gyula Dávid as member of MOL Plc's Board of Directors pursuant to Article 4/A of Act XLII of 2003 on Gas Supply ("GSA"), in accordance with the appointment of the Hungarian Energy Office, as the person to be delegated for the first time, for a term commencing with April 23, 2008 until his appointment is revoked or the legal obligation to elect such an appointee ceases, provided that the newly elected member of the Board of Directors will exclusively have the rights, as specified in the GSA. (53,331,937 Yes, 11,127,517 No, 1,116,717 Abstain, total number of shares presented 65,580,248)

14. The AGM approved to elect István Gergely as member of MOL Plc's Supervisory Board pursuant to Article 4/A of Act XLII of 2003, on Gas Supply ("GSA"), appointed by the Hungarian Energy Office as the person to be delegated for the first time, for a term commencing with April 23, 2008 until his appointment is revoked or the legal obligation to elect such an appointee ceases, provided that the newly elected member of Supervisory Board will exclusively have the rights as specified in the GSA. (53,323,860 Yes, 11,125,817 No, 1,118,417 Abstain, total number of shares presented 65,580,248)

15. The AGM approved the amendment of Article 11.1. of the Articles of Association the cancellation of the reference to the exact legal regulation. (53,134,479 Yes, 1,318,251 No, 11,125,818 Abstain, total number of shares presented 65,580,248)

16. The AGM approved the amendment of Article 11.2 according to which if the shareholder's ownership on the share is terminated by the debiting of the securities account, the keeper of the security account is obliged to notify the keeper of the share register regarding this fact within 2 workdays. (53,133,227 Yes, 201,535 No, 12,066,099 Abstain, total number of shares presented 65,580,248)

17. The AGM approved the amendment of the Article 12.7. according to which the determination of the place of the general meeting is the competence of the Board of Directors. (53,004,080 Yes, 12,393,956 No, 176,436 Abstain, total number of shares presented 65,580,248)

18. The AGM approved the amendment of chapter 12 with addition of a sub point 12. of the Articles of Associations in accordance with the waiver set in the 30 § of the Company Act. (53,056,367 Yes, 12,267,633 No, 252,151 Abstain, total number of shares presented 65,580,248)

19. The AGM approved to delete the second sentence of the Article 15.1 of the Articles of Associations according to which the Board of Directors shall have nine to eleven natural person members. (51,501,153 Yes, 13,999,244 No, 1 Abstain, total number of shares presented 65,580,248)

20. The AGM approved the amendment of the Article 15.3 according to which the Board of Directors adopts its decisions by simple majority of the votes with the exception of issues specified in the by-laws of the Board of Directors. (50,628,169 Yes, 13,873,397 No, 1 Abstain, total number of shares presented 65,580,248)

21. The AGM approved to delete the second sentence of the Article 17.a) according to which reduction of share capital can only be performed through replacement or stamping of the shares. (52,987,653 Yes, 1,622,417 No, 10,949,383 Abstain, , total number of shares presented 65,580,248)

22. The AGM approved the cancellation of the reference in Article 18.1 to the exact legal regulation. (53,115,404 Yes, 1,494,686 No, 10,949,383 Abstain, total number of shares presented 65,580,248)

23. The AGM approved the cancellation of the reference in Article 18.2 to the exact legal regulation. (53,112,871 Yes, 377,970 No, 12,066,099 Abstain, total number of shares presented 65,580,248)

24. The AGM approved the cancellation of the reference in Article 20.1 to the exact legal regulation. (53,115,404 Yes, 377,970 No, 10,949,383 Abstain, total number of shares presented 65,580,248)

25. The AGM approved the modification of the Article 22.2 as unnecessary provision, as of the Company Act is stricter than those in the said sentence of the Articles. (53,115,402 Yes, 201,535 No, 11,125,818 Abstain, total number of shares presented 65,563,550)

26. As per Article 12.12. of the Article of Association the AGM approved the work of Board of Directors performed in the 2007 business year and granted for the Board of Directors the waiver defined in 30. § (5) of the Company Act. (51,838,905 Yes, 13,720,566 No, 1 Abstain, total number of shares presented 65,563,550)

27. The AGM granted its approval to the proposed capital decrease in compliance with 315 § of the Company Act and the second paragraph of the Article of 12.10 of the Articles of Association. (53,774,434 Yes, 23,012,631 No, 1 Abstain, total number of shares presented 76,793,660)

28. The AGM approved the decrease of the share capital with HUF 5.483.775.000 to HUF 104.191.727.578 by withdrawal of 5.483.775 pieces registered ordinary shares of the series "A" with a par value of HUF 1,000 each owned by the Company (treasury shares). The Annual General Meeting has authorized the Board of Directors to complete the tasks in connection with the effectuation of the capital decrease. (52,657,761 Yes, 11,782,721 No, 1,119,191 Abstain, total number of shares presented 65,563,550)

29. The general meeting resolves that an auditor be designated to examine the last annual report (of 2007) prepared in accordance with the Accounting Act on the basis of 49 § 3 of the act on Companies (Act 4 of 2006) with the scope and to the extent stipulated by legal provisions related to auditors and auditing. (50,335,414 Yes, 14,428,021 No, 1 Abstain, total number of shares presented 64,788,971)

30. The general meeting resolves that an auditor be designated to examine the share lending agreement concluded with MFB Invest Zrt. dated July 2, 2007 on the basis of 49 § 3 of the act on Companies (Act 4 of 2006) with the scope and to the extent stipulated by legal provisions related to auditors and auditing. (51,466,704 Yes, 13,319,381 No, 1 Abstain, total number of shares presented 64,788,971)

31. The general meeting resolves that an auditor be designated to examine the share lending agreement concluded with OTP Bank Nyrt. and disclosed on June 22, 2007 on the basis of 49 § 3 of the act on Companies (Act 4 of 2006) with the scope and to the extent stipulated by legal provisions related to

auditors and auditing. (52,364,872 Yes, 12,421,213 No, 1 Abstain, total number of shares presented 64,788,971)

32. The general meeting resolves that an auditor be designated to examine the option agreements agreed with BNP Paribas SA on December 13, 2007 on the basis of 49 § 3 of the act on Companies (Act 4 of 2006) with the scope and to the extent stipulated by legal provisions related to auditors and auditing. (52,315,738 Yes, 12,421,196 No, 1 Abstain, total number of shares presented 64,788,971)

33. The general meeting resolves that an auditor be designated to examine the share sale and purchase agreement with all ancillary agreements concluded with CEZ MH BV, dated December 20, 2007 on the basis of 49 § 3 of the act on Companies (Act 4 of 2006) with the scope and to the extent stipulated by legal provisions related to auditors and auditing. (52,362,378 Yes, 12,421,196 No, 2,495 Abstain, total number of shares presented 64,788,971)

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755
Brunswick Group LLP	+ 44 20 7404 5959
Brunswick for Germany and Austria	+ 49 172 691 05 26

RECEIVED
2008 MAY -5 A 9:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

▶ **MOL Plc.**

SUMMARY REPORT OF MOL PLC. ON THE BUSINESS YEAR 2007

MOL Hungarian Oil and Gas Public Limited Company (the Company) publishes its Summary Report for the business year of 2007 as according to the requirements of Law on Capital Markets (Tpt.) 53. § (1) paragraph.

The Company information mentioned below are available at the website of the Company (www.mol.hu) below the Investor Relations item.

DISCLOSED INFORMATION FROM JANUARY 1, 2007 UNTIL PREPARING THE REPORT

Announcement date	Place of the disclosure	Content
4 January	MOL and BSE websites	MOL has acquired an ownership in the MSZKSZ Zrt.
9 January	MOL and BSE websites	MOL started negotiations to secure uninterrupted supply of crude oil
11 January	MOL and BSE websites	Crude supply to MOL refineries re-started
22 January	MOL and BSE websites	New activity in MOL's Articles of Association
12 February	MOL and BSE websites	MOL IV flash report
28 February	MOL and BSE websites	Change in influence of MOL in TVK (two announcements)
26 March	MOL and BSE websites	Invitation to the Annual General Meeting
29 March	MOL and BSE websites	Correction in invitation to the Annual General Meeting
30 March	MOL and BSE websites	MOL Plc. Announcement media
6 April	MOL and BSE websites	Documents for the Annual General Meeting
24 April	MOL and BSE websites	MOL acquired 100% stake in Matjushkinskaya Vertikal LLC
25 April	MOL and BSE websites	MOL established a natural gas trading company
26 April	MOL and BSE websites	Resolutions □nt he annual general meeting of MOL held on 26 april 2007/ annual report
2 May	MOL and BSE websites	Share sale of MOL manager
4 May	MOL and BSE websites	Dividend announcement for the 2006 financial year
15 May	MOL and BSE websites	MOL I. quarter flash report
17 May	MOL and BSE websites	MOL-ExxonMobil agree to jointly examine unconventional resource potential
24 May	MOL and BSE websites	MOL decided □nt he development program □nt he Duna refinery
25 May	MOL and BSE websites	Share sale of MOL manager
29 May and 11 June	MOL and BSE websites	Acquisition of more than 5% influence in MOL
11 June	MOL and BSE websites	Successful exploration program jointly implemented by MOL and Magyar Horizont yields third natural gas discovery in a row □nt he Trans-Tisza region
21,22 and 25 June	MOL and BSE websites	Change in influence in MOL
22 June	MOL and BSE websites	Capital structure optimisation program of MOL
25,26,27,28 and 29 June	MOL and BSE websites	Purchase of treasury shares
25 June	MOL and BSE websites	MOL to pursue its own strategy
26 June	MOL and BSE websites	Share sale of MOL manager
27 June	MOL and BSE websites	New investment service provider
2,4,6,10,11,12,13,17,18, 19,20,23,24,25,26,27 and 30 July	MOL and BSE websites	Purchase of treasury shares
3,5 and 13 July	MOL and BSE websites	Change in MOL Treasury shares
9 July	MOL and BSE websites	MOL Plc. Has received the gas trading licence
16 July	MOL and BSE websites	MOL to realise additional organic growth and cash generative opportunities
16 July	MOL and BSE websites	Rejection of OMV conditional approach
19 July	MOL and BSE websites	Successful cooperation between MOL and the Croatian Oil

		Company INA resulted in a discovery of a new natural gas field
31 July	MOL and BSE websites	MOL signs agreement to purchase 100% of Italiana Energia e Servizi (IES) in North Italy
1,2,3,6,7,8,9,10,11,14,15,16, 17,21,22,27 and 30 August	MOL and BSE websites	Purchase of treasury shares
2 August	MOL and BSE websites	MOL to purchase Tifon retail network in Croatia
9 August	MOL and BSE websites	MOL II. quarter flash report
30 August	MOL and BSE websites	Memorandum of Understanding on Strategic Alliance signed between CEZ and MOL
3 September	MOL and BSE websites	New MOL-INA cross-border exploration project New phase in the partnership cooperation in Potony - Novi Gradac region
3,4,5 and 6	MOL and BSE websites	Purchase of treasury shares
5 September	MOL and BSE websites	The Board of Directors of MOL decided on the capital increase of the company
7 September	MOL and BSE websites	Change in influence in MOL
7 September	MOL and BSE websites	Proposed mining royalty changes in Hungary are not expected to have material impact on MOL's profitability in the medium term
10 September	MOL and BSE websites	The Court of Registration has registered the capital increase of MOL
17 September	MOL and BSE websites	Change in the share ownership of senior executives
24 September	MOL and BSE websites	MOL has no information on OMV's new inquiry
25 September	MOL and BSE websites	MOL's position to OMV's conditional declaration of intent
26 September	MOL and BSE websites	Change in influence in MOL
3 October	MOL and BSE websites	MOL signs a EUR 2.1 billion revolving credit facility agreement
9 October	MOL and BSE websites	MOL signed Memorandum of Understanding with Quatar Petroleum International
31 October	MOL and BSE websites	Closure of the purchase of Tifon, a fuel retail and wholesale company in Croatia
6 November	MOL and BSE websites	MOL signs an agreement to acquire a 40% interest in a new offshore block in Cameroon
7 November	MOL and BSE websites	MOL has signed Production Sharing Contract with the Kurdistan Regional Government on Akri-Bijeel exploration block
7 November	MOL and BSE websites	MOL has signed Production Sharing Contract with the Kurdistan Regional Government on Shaikan exploration block
16 November	MOL and BSE websites	MOL completes the acquisition of 100% of Italiana Energia e Servizi (IES) in North Italy
19 November	MOL and BSE websites	Change in influence in MOL
4 December	MOL and BSE websites and Capital Market Disclosure website	MOL's announcement in respect of OMV's statement
4 December	MOL and BSE websites and Capital Market Disclosure website	Change in influence in MOL
5 December	MOL and BSE websites and Capital Market Disclosure website	New initiative to establish a joint transmission company to operate an integrated Central and South-East European gas pipeline network
13 December	MOL and BSE websites and Capital Market Disclosure website	Extension of option rights on MOL shares held by BNP Paribas
13 December	MOL and BSE websites and Capital Market Disclosure website	MOL standpoint on Hungarian Financial Supervisory Authority's resolution
17 December	MOL and BSE websites and Capital Market Disclosure website	Change in influence in MOL
17 December	MOL and BSE websites and Capital Market Disclosure website	MOL and the Libyan Investment Authority signs a Memorandum of Understanding
19 December	MOL and BSE websites and Capital Market Disclosure	Ratio change in MOL ADRs

	website	
20 December	MOL and BSE websites and Capital Market Disclosure website	Change in influence in MOL
20 December	MOL and BSE websites and Capital Market Disclosure website	CEZ and MOL created strategic alliance focusing on gas-fired power generation
29 December	MOL and BSE websites and Capital Market Disclosure website	Number of voting rights at MOL Plc
2008 18 January	MOL and BSE websites and Capital Market Disclosure website	MOL has signed a Memorandum of Understanding with the Indian ONGC
22 January	MOL and BSE websites and Capital Market Disclosure website	MOL continue its capital optimization program
22, 23, 25, 28, 29, 30 and 31 January	MOL and BSE websites and Capital Market Disclosure website	Purchase of treasury shares
23 January	MOL and BSE websites and Capital Market Disclosure website	Closing of share purchase transaction between MOL and CEZ
25 January	MOL and BSE websites and Capital Market Disclosure website	Change in influence in MOL (CEZ)
25 January	MOL and BSE websites and Capital Market Disclosure website	Change in influence in MOL (OTP Plc)
31 January	MOL and BSE websites and Capital Market Disclosure website	Number of voting rights at MOL Plc
1 February	MOL and BSE websites and Capital Market Disclosure website	MOL's statement on EC merger notification
1,4 February	MOL and BSE websites and Capital Market Disclosure website	Purchase of treasury shares
február 11;12;13;14	MOL and BSE websites and Capital Market Disclosure website	Purchase of treasury shares
február 15.	MOL and BSE websites and Capital Market Disclosure website	IV. quarter flash report, MOL Upstream drilling update
február 29.	MOL and BSE websites and Capital Market Disclosure website	Number of votings of MOL PLc
március 10.	MOL and BSE websites and Capital Market Disclosure website	Change in the treasury shares
március 10.	MOL and BSE websites and Capital Market Disclosure website	Strategic agreement between MOL and Oman Oil Company S.A.O.C
március 10.	MOL and BSE websites and Capital Market Disclosure website	Change in influence in MOL Plc
március 12.	MOL and BSE websites and Capital Market Disclosure website	Closing of share transaction between MOL- Oman Oil Company S.A.O.C
március 14.	MOL and BSE websites and Capital Market Disclosure website	Option agreement between MOL and ING Bank
március 14.	MOL and BSE websites and Capital Market Disclosure website	Change in influence in MOL Plc
március 17;18	MOL and BSE websites and Capital Market Disclosure website	Purchase of treasury shares

március 19.	MOL and BSE websites and Capital Market Disclosure website	New gas and condensate discovery in Pakistan
március 19;20;21	MOL and BSE websites and Capital Market Disclosure website	Purchase of treasury shares
március 21.	MOL and BSE websites and Capital Market Disclosure website	Invitation letter to the AGM
március 21;26;27;28	MOL and BSE websites and Capital Market Disclosure website	Purchase of treasury shares
március 31.	MOL and BSE websites and Capital Market Disclosure website	Number of votings of MOL PLc
április 3.	MOL and BSE websites and Capital Market Disclosure website	AGM documents to MOL 2008 AGM
április 3.	MOL and BSE websites and Capital Market Disclosure website	New agenda item to the AGM
április 7.	MOL and BSE websites and Capital Market Disclosure website	Shareholder's notification
április 14.	MOL and BSE websites and Capital Market Disclosure website	MOL and ExxonMobil can start exploration program in the entire Makó trough

23 April 2008

12-31-07
AR/S

setting the pace from new Europe

Annual Report 2007





Contents





MOL at a glance

MOL is a leading integrated oil and gas group in Central and Eastern Europe. We are one of the most efficient Upstream and Downstream players in Europe on a per barrel basis. We are market leaders in each of our core activities in Hungary and Slovakia.

Our market capitalisation was at USD 15.6 bn at the end of 2007. Our shares are listed on the Budapest, Luxembourg and Warsaw Stock Exchanges and the DRs traded on London's International Order Book and on OTC in the US.

Our main objective is to provide sustainable growth in our captive markets and to exploit potential in new markets by implementing a dynamic development and expansion strategy and realizing further internal efficiency improvement. In 2007 we accepted our new organic strategy to grant further growth to complement our acquisition efforts.

Our core activities in a snapshot:

- Exploration & Production: Our company is a key player in the Upstream business with over 70 years experience in Hungary and 15 years in the international arena. Our twin objectives are to maintain the optimum level of Hungarian production and to develop a strong and balanced international portfolio.

- Refining & Marketing: With the acquisition of IES in 2007 we operate three high complexity refineries with outstanding product yields, retail and wholesale activities supported by extensive crude and product pipeline system. The number of our filling stations are close to 1000.

- Petrochemical: The division is one of the largest polymer player in Central Europe, operated in full integration with our Refining & Marketing division. Our products are present in more than 40 countries.

- Natural gas: For this division, the main focus is transmission via our extensive high pressure gas pipeline. In line with our strategy in 2007 we re-entered into the gas storage and trading segment, which provide further growth opportunities to our company.

The clean EBITDA contribution of the various segments in 2007 was: Refining & Marketing 51%, Exploration & Production 26%, Petrochemicals 13% and Natural gas 10%.

Key financial and operating data

Net sales revenue (USD m)



0
5,000
10,000
15,000
2003
2004
2005
2006
2007

EBITDA (USD m)*



0
1,000
2,000
3,000
2003
2004
2005
2006
2007

Basic earnings per share (USD)



0
5
10
15
20
2003
2004
2005
2006
2007

ROACE (%)*



0%
10%
20%
30%
2003
2004
2005
2006**
2007**

Gearing (%) *



-20%
-10%
0%
10%
20%
30%
40%
2003
2004
2005
2006
2007

Market capitalisation (USD m)*



0
5,000
10,000
15,000
2003
2004
2005
2006
2007

Dividend (HUF/share)



0
200
400
600
800
1,000
2003
2004
2005
2006
P2007***

MOL shares on BSE



2002
2003
2004
2005
2006
2007
30,000
25,000
20,000
15,000
10,000
5,000
0
8,000,000
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
Closing price (HUF)
Turnover (pcs)

* Definitions can be found on page 215. ** Excluding one-off gains on gas divestments in 2006. In 2007 it excludes the one-off gain on acquisition of TVK shares and subsequent settlement from E.ON in connection with the gas business sales. *** Subject to the number of treasury shares and the approval of the AGM.

Key Exploration & Production data	2006	2007	'07/'06 %
Gross crude oil reserves* (MM bbl)	93.0	125.1	34.5
Gross natural gas reserves* (MM boe)**	173.2	130.3	(24.8)
Total gross hydrocarbon reserves* (MM boe)	266.2	255.4	(4.1)
Average crude oil production (M bbl/day)	53.3	50.1	(6.0)
Average natural gas production (M boe/day)	49.3	40.3	(18.3)
Total hydrocarbon production (M boe/day)	102.6	90.4	(11.9)
Key Refining & Marketing data	**2006**	**2007**	**'07/'06 %**
Total refinery throughput (kt)	15,110	16,303	7.9
Total crude oil product sales*** (kt)	14,307	15,501	8.3
Gas and heating oil fuel yield (%)	44.2	44.4	0.2
Gasoline yield (%)	20.5	21.1	0.6
Fuel oil yield (%)	3.4	3.0	(0.4)
Total number of filling stations****	772	992	28.5
Key Petrochemical data	**2006**	**2007**	**'07/'06 %**
Olefin sales (kt)	244	277	13.5
Polymer sales (kt)	1,126	1,210	7.4
Key Natural Gas data	**2006**	**2007**	**'07/'06 %**
Hungarian natural gas transmission (m cm)	17,278	14,961	(13.4)
Transit natural gas transmission (m cm)	2,386	2,390	0.2

*Gross proved reserves according to SEC rules without INA's 25% ** Including condensate *** Excluding LPG and gas products but including feedstock transfer to Petrochemical segment **** Only fully consolidated subsidiaries

Key financial data, IFRS (HUF bn)	2006	2007	'07/'06 %	2007 USD million
Net revenue	2,891.1	2,594.0	(10)	14,112.9
EBITDA	542.4	496.0	(9)	2,698.8
Operating profit	409.6	355.5	(13)	1,934.2
Operating profit excluding special items*	326.7	299.4	(8)	1,629.1
Profit before tax	377.1	344.3	(9)	1,873.0
Profit for the year attributable to equity holders of the parent	329.5	257.8	(22)	1,402.6
Profit for the year attributable to equity holders of the parent excluding special items*	213.7	210.4	(2)	1,144.7
Operating cash flow	529.5	315.5	(40)	1,716.6
Capital expenditures and investments	187.2	363.4	94	1,977.1
Basic EPS, HUF and USD	3,424	3,057	(11)	16.6
Return On Equity (ROE) %	30.5	32.5	7	-
Return On Capital Employed (ROACE), %**	32.8	22.6	(31)	-
Clean ROACE*%**	27.2	18.5	(32)	-

* Excluding one-off gain and the profit of the gas subsidiaries sold (Wholesale and Storage) of HUF 82.9 bn in 2006. In 2007, it excludes the one-off gain on the acquisition of TVK shares (HUF 14.4 bn) realised and subsequent settlement from E.ON in connection with the gas business sales of HUF 44.3 bn, of which HUF 26.9 bn income has been accrued in Q4 2007 for the settlement period of July-December 2007. The payment pertaining to this is expected to take place in Q1 2008. ** Based on NOPLAT





Letter from the Chairman - CEO and the Group CEO

Dear Shareholders,

2007 was a very successful financial year as well for MOL, continuing the trend of record results seen over the past two years. This consistent outstanding financial and operational performance is testimony to the success of our overall strategy of maximising the potential from growth in 'New Europe' while providing superior returns. Our continuous emphasis on operational efficiency and the integrated nature of our operations played a key role in enabling us to continue to achieve improved results. We are confident that similarly to the previous years in 2007 we could maintain our leading role in Europe regarding efficiency both in our Upstream and Downstream businesses. Key indicators also testify to our success: we attained clean EBITDA of USD 2.4 bn, which corresponds to ROACE of 19% excluding one-off items. Operating profit excluding special items increased by 5% in USD terms. Other than the weak US currency, our industry environment remained favourable, with strong crude prices, healthy crack spreads and petrochemical margins.

Two milestone strategic alliances

We continued the successful implementation of our strategy and signed two decisive strategic alliances. We made an agreement with the leading Czech-based energy company, CEZ to set up a 50-50 joint venture. The JV will focus on construction of gas-fired power generation in four countries of Central and South Eastern Europe with the first major investment being the planned construction of two 800 MW combined cycle gas turbine power plants (CCGTs) at the refineries of Bratislava and Százhalombatta. The strategic co-operation enhances the energy integration and complexity of our refineries. The energy produced will provide the opportunity to enter the attractive energy market, allowing us to capture significant market share. As a sign of its commitment to the strategic alliance, CEZ purchased 7% shareholding in MOL.

Another key milestone for us was the signing of a strategic co-operation agreement with Oman Oil Company S.A.O.C. (OOC). Within the framework of the alliance, we have sold shares, representing 8% of MOL's registered capital to OOC. As part of the strategic deal, we will take over certain international assets and cash from OOC. In addition, we have agreed on the joint development of future business opportunities as strategic partners both in Exploration & Production and Refining & Marketing. We believe these strategic alliances will help MOL to implement its strategy and will support the creation of significant added value for our shareholders.

Continued focus on international activities in our upstream business

In line with our strategy of building a focused but robust Upstream portfolio in our core markets, we continued our dynamic geographical expansion. In Russia, in Western Siberia, we acquired the Matjushkinskaya oil field with significant exploration upside. Furthermore we acquired two exploration blocks in the Kurdistan Region of Iraq and a 40% interest in a Cameroon offshore licence (Ngosso Block). (The transaction is subject to closing.) We entered into the development and production phase at the Pakistan Tal Block and the development phase at the Russian Baituganskoye field. We signed a Memorandum of Understanding for joint investments with the Libyan Investment Authority (LIA), Quatar Petroleum International and the Oil and Natural Gas Corporation of India (ONGC). The captured exploration and development blocks together with our expertise and skills provide a solid basis to further increase the production level. This year saw continued efforts to build on our exploration activities with tests carried out at 16 exploration wells with a 50% drilling success rate. At the same time, unit production cost for total hydrocarbon production remained at a very competitive level of 4.18 USD/boe, reflecting our focus on delivering profitable growth. We continued to succesfully supply EOR/IOR technologies in order to improve the recovery of our mature fields.

Efficient operations and successful expansion in downstream business

One of the key drivers of our favorable Group results was our ability to sustain the high efficiency of our refineries. At the same time, we increased production and sales volumes. As part of our organic strategy, in May 2007 we launched our hydrocrack project in the Duna Refinery allowing us to produce an additional 1.3 million tonnes of middle distillate per year with the aim of meeting the rising demand for gas oil.

2007 was also characterised by a high level of international activity with new initiatives including the acquisitions of IES downstream company in Italy and Tifon, a fuel retail and wholesale company in Croatia. Through the purchase of IES, MOL entered into a new market (North Italy) adjacent to our current focus area of Croatia, Austria and Slovenia. Thus it gives us a foundation on which to build a strong presence in the highly developed industrial region of North Italy and also a stable base to investigate further expansion towards the Mediterranean and South Europe. We see good opportunities for transferring our knowledge

and experience to improve the profitability of the refining and marketing operations of IES. Through a development program we intend to increase the performance of the refinery and we are comitted to improve the product slate. Furthermore we are committed to finding a solution to improve the product slate towards the high demand middle distillate yield.

Through the acquisition of Tifon, we developed our network with 35 well-positioned, high throughput fuel stations. In addition, the company has more than 20 premium site development projects under implementation, expected to be finished within the next two years. This acquisition confirms MOL's commitment towards the Croatian market.

Record results in petrochemicals
Our petrochemicals division delivered strong results in 2007 as we continued to leverage the investments of the past years. Growing production and sales volumes, resulting from the utilization of new production capacities, allowed us to capitalise on the favourable external environment over the period. As a result of our timely and well-executed acquisition of a further 42% of shares, MOL Group's ownership of TVK increased to 94.9%.

Capitalising on our unique geographical position in the gas business
We supported FGSZ Gas Transmission Ltd. to initiate the foundation of a new, regional, independent gas transmission company. A new jointly owned and managed combined entity of gas transmission assets which are completely unbundled from gas trading and production would result in one of Europe's longest gas pipeline networks with higher efficiency and volume groth oppurtinity. Consumers would also enjoy the benefits of an integrated platform for gas supply and a greater overall security of supply.

Our subsidiary MMBF Gas Storage Ltd. started work on an underground gas storage facility with total capacity of 1.9 bcm of which 1.2 bcm will serve strategic gas storage and the remaining 0.7 bcm commercial purposes. Our depleted gas fields offer further opportunities to build commercial underground storage facilities which are necessary to fulfil the increasing demand for gas consumption.

Looking ahead
As demonstrated by the above-mentioned achievements, 2007 was a very active year for MOL and we coninue to seek opportunities to create further value in 2008, capitalising on both organic and external possibilities. The results achieved in 2007 prove that we are capable to implement our independent strategy. In line with our announced aims, the Hydrocrack project at the Duna refinery, field development in upstream and the gas business investment and other organic projects should help to boost Group EBITDA between 2006 and 2011 by a compound annual growth rate of 6.5% to reach a level of 2.9 billion USD in 2011 (assuming a business environment in line with that of 2006). As we announced in the summer of 2007, we intend to increase the dividend payout ratio to 40% (on normalised earnings) in line with the industrial average.

On behalf of the management team, I wish to thank all our employees for their dedicated and successful efforts, as well as our shareholders, customers and all other business partners for their continuing trust and support.

Zsolt Hernádi
Chairman and CEO

György Mosonyi
Group CEO

Overview of the environment

Robust global economic growth, marked slowdown beginning in developed economies

Global economic growth remained solid in 2007, the fourth consecutive year of outstanding growth. However, there has been an apparent slowdown in developed economies, primarily in the US, due to growing weakness in the housing market. Growth rates in Western Europe and Japan also weakened slightly from their recent peaks. However, emerging markets, especially China, continued to grow, fuelled by investments and external demand. The second half of the year saw the US mortgage related problems affect the entire financial system to create a liquidity crunch, which may cause further weakness. The US FED lowered its interest rates, which contributed to a further weakening of the US dollar against major currencies.

Supply side issues behind record prices

Oil prices climbed steadily from around 50 USD/bbl in January to almost 100 USD/bbl by year end. Global oil demand growth remained weak, at an annual rate of 1.2%, partly due to increasing prices.

The supply side, however, has been experiencing lasting difficulties. OPEC cut its crude output at the end of 2006, and kept its production lower throughout 2007, partly reversing those reductions in November 2007. In effect, annual OPEC output has been diminishing since 2005. On the other hand, non-OPEC supply growth has been lagging behind expectations. Projects are being delayed due to serious cost inflation pressures as the exploration and production business has run into major engineering bottlenecks. Even though demand increase was modest, supply difficulties led to excess depletion of existing inventory levels. Moreover, global spare capacities remained low, and geopolitical tensions resulted in fears of supply shortage. From the relative easing of late 2006, these developments led to a much tighter supply-demand balance reflected in price increases.

Demand patterns diverge further in advanced and developing regions

Similar to economic growth, oil demand also showed a significantly different pattern in advanced and emerging countries. In the main developed regions of the world, where oil prices are unregulated, demand dropped for the second year in a row. The downward adjustment was still concentrated in the non-transportation use of oil, but the increase in transportation fuels was also marginal. Moreover, the change in US consumer preferences towards more fuel efficient vehicles continued, hinting at a pronounced longer term effect of high prices. On the other hand, oil demand in emerging countries soared due to their buoyant economic growth, and the widespread regulations mitigating the effect of ever-higher prices cushioned by their vast reserves.

Average Brent crude oil price (USD/bbl)


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Resilience of the world economy to be tested

The global economy seems to have remained much more resilient to the high oil prices than previously expected. This is due to increased energy efficiency and the decreased share of crude oil in the global energy mix following the previous oil shocks. Still, high energy prices represent a risk in the world economy, especially since recent years of worldwide expansion seem to be over. A US recession, though not yet certain, is more than just a vague possibility, given that the housing market troubles may induce consumers to cut back their spending, while investments are under pressure following the financial market turbulences. The main question is whether emerging markets can survive the financial hardship and reduced demand from developed countries. This will also be key to oil market developments.

Robust growth in Central Europe

Growth in Central Europe remained robust, fuelled by exports and also relatively strong internal consumption. This was reflected in continued growth in oil product consumption, especially in the case of diesel; however, there was some deceleration in demand growth from the record levels seen in the last couple of years, which is probably due to a slightly slower trade expansion.

Hungary: Meagre growth following fiscal consolidation

Maintenance of high fuel demand growth

In Hungary, GDP growth slowed markedly, despite strong export demand, following the austerity measures, which were necessary to cut back the enormous fiscal deficit. Households have been smoothing out their consumption through higher indebtedness levels. As a by-product of the fiscal package, consumer prices jumped, and there are still inflationary pressures, preventing the National Bank from lowering its interest rates significantly. As the fiscal situation eased, and interest rates stayed high, the forint appreciated against the euro, while the dollar weakness led to long unseen lows in the HUF/USD exchange rates. This resulted in lower fuel prices in 2007 than a year ago. Despite lower growth, diesel demand grew robustly and gasoline demand also increased moderately.

Slovakia: Excellent growth continues

Continued boom in diesel demand

The Slovak economy could increase the pace of GDP growth to 10.4% from an already impressive 8.5% last year. The drivers were robust exports, investments and household consumption. The excellent growth performance was combined with a shrinking budget deficit and low inflation, which contribute to meeting the Maastricht criteria needed for a 2009 Euro adoption. The robust economic growth led to strong demand for motor fuels, especially in the diesel sector, which grew by around 9%, while demand for gasoline showed modest gains.



Our businesses







Exploration and Production

MOL's E&P segment has over 70 years of experience in domestic Upstream, focused international activities since the early 1990s as well as a great emphasis on technical development and modern recovery methods. The exploration activities extend to 8 countries, 11 international exploration assets, with producing assets in 3 countries. Our average production was 90,4 M boe/day in 2007, while our P1+P2 reserves (according to SPE guidelines) were 434.2 MM boe including MOL's entitlement to 25% to INA reserves. Our Upstream business is a low cost producer, has access to good enhanced recovery opportunities, has an outstanding well success ratio and has been successful in partnering.

Highlights

- Outstanding results in Hungarian exploration, successful partnerships in conventional and unconventional exploration
- Intensive field development on the formerly acquired Russian, and earlier discovered Pakistani fields
- Building up a strong more balanced portfolio with significant upside potential
- First steps of geothermal energy exploration

Competitive advantage

According to Herold Global Upstream Performance Review, our Upstream business is one of the most efficient upstream operations in Europe with the highest profitability per barrel for the third consecutive year leading to an outstanding rate of return as measured by ROACE. Our extensive experience in operating mature assets and the ability to operate in CIS countries and our track record working of various host governments and national oil companies are significant organizational advantages as well. Existing conventional and unconventional resources provide us with competitive opportunities in our core regions.

Key Developments in 2007

Continouing efforts to maintain Hungarian production level

We continuously work on to maintain the production level on our mature Hungarian fields. To moderate the decline we carried out intensive field development activity to put into operation our undeveloped reserves. Parallel we apply EOR/IOR technologies to maximise the recovery and we investigate further opportunities exploiting a period of the favourable price environment. Thanks to our efforts the average Hungarian oil and natural gas production was 63.0 M boe/day in 2007. Hungarian crude oil production (without condensate) fell by 6.8% to 16.5 M boe/day in 2007, compared to the previous year. Hungarian natural gas production (net dry) was 39.4 M boe/day in 2007, dropping by 17.8% year-on-year, of which 14% was caused by suspended production of the Szőreg-1 field.

Outstanding results in Hungarian exploration

In 2007, we enjoyed remarkable success in our domestic exploration and we continued our fruitful cooperation with our partners. Eight of the thirteen exploration wells completed in 2007 discovered hydrocarbons, giving a success rate of 62%.

Successful partnerships in conventional exploration...

In a partnership with Hungarian Horizon Energy, we fulfilled a drilling program in Eastern Hungary, which resulted in four gas and condensate discoveries.

... and in unconventional exploration

In May 2007, we signed an agreement with ExxonMobil's subsidiary, Esso Exploration International Ltd., to undertake a joint technical study of certain basins in Hungary, which have significant unconventional hydrocarbon resource potential. The objective is to leverage ExxonMobil's extensive experience, advanced technology and know-how along with MOL's superior understanding of the Hungarian petroleum geology and industry operations to achieve successful results. Based on the results of the study completed at the end of 2007, we intend to continue the exploration activity in cooperation with ExxonMobil. We are open for further partnerships in both areas.

Intensive field development on the formerly acquired Russian assets...

In 2007 we started the development of Baitugan field acquired in 2006. The main goal was to create the basis for the future production growth, which included the

modification and authorization of the existing plans, starting the reconstruction of surface facilities and selection of the contractors for the main tasks. Drilling activity on two wells started at the end of the year. The main tasks of the 2008 work program include 3D seismic acquisition, drilling of one horizontal well, 14 horizontal re-entries and the extension of surface system.

Average hydrocarbon production (thousand boe/day)



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crude oil
natural gas

Our joint activity with RussNeft continued successfully in West-Siberian Zapadno–Malobalik (ZMB) field (MOL share: 50%). The field development and crude production performance has been carried out according to the yearly plans with the yearly crude oil output in 2007 reaching 1.2 million tons (8.72 million bbl) (MOL's share). Total number of wells in operation is 216.

... and on the formerly discovered Pakistani assets

In 2007, we entered the development and production phase in the Tal Block simultaneously with continued development activity, intensive exploration and appraisal work. Based on the promising well-testing results we made another discovery of natural gas and condensate in Tal block area.

Building up a strong and more balanced portfolio with significant upside potential...

In April 2007, we acquired a 100% stake in Matyushkinskaya Vertical LLC, the owner of the Matyushkinskaya block (3,231 sqkm) in the Tomsk region of Russia. This field was partly appraised and developed, which resulted in an increase in oil production from 710 bpd at the time of acquisition to 1300 bpd by January 2008. The block's exploration potential was also estimated to be significant (57.7 million bbl risk weighted reserves). We target to achieve a production of 4,000 boe/day until 2010.

... at appropriate risk level

In 2007 we acquired shares in 2 blocks in Kurdistan (Iraq), which is one of the most prolific hydrocarbon regions of the world, and we signed an agreement with Tullow Oil Plc. to acquire its 40% non-operated interest in the Ngosso Permit, offshore Cameroon.

New international alliances

In 2007, we signed a Memorandum of Understanding with Qatar Petroleum International, with the Libyan Investment Authority for joint investments and at the beginning of 2008, we signed a Memorandum of Understanding with the Indian national oil and gas company (ONGC). These agreements can be a basis of a broader cooperation in exploration and production projects in these countries.

Accelerated technology development

In line with MOL Group's strategic aim, an IOR/EOR/EGR screening project was developed in 2007. Within the framework of this project, over 130 objects have been investigated as possible candidates for improved or enhanced hydrocarbon recovery application. According to the economic evaluations, 36 individual project plans were being selected to realize the certain domestic upside potential.

Proven reserves (MM boe)*



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natural gas

*according to SEC rules excluding MOL's 25% share in INA

CO_2 capture and storage is a new technology for us and potentially a major EU and global option for CO_2 emissions abatement. Moreover, CCS enables continued use of fossil fuels, thus giving a longer timeframe to achieve a transition to fully sustainable energy sources and energy utilization processes.

Renewables – Geothermal energy exploration

Geothermal energy exploration in Hungary is a new segment of the Renewable Concept of the Company. As the operator of a Hungarian-Icelandic-Australian consortium, we performed well completion and testing of two abandoned hydrocarbon wells for thermal water production and re-injection. One of them could be appropriate for supply of thermal water for a direct heat utilization unit. Based on the results of the pilot project, we made preparations for two further projects that aim to establish geothermal power plants in Hungary.

Outlook

We will use all possible growth platforms to achieve sustainable and long-term growth for our Upstream segment. Firstly, we plan to enter into further upstream acquisitions that would boost production and reserves. Secondly, enhanced investment in conventional exploration and development will provide medium term growth. Thirdly, unconventional investments in "synergy areas" (e.g. Enhanced Oil Recovery) will provide longer term growth. We maintain our focus on the core area (Central Europe, CIS, Middle-East and North Africa) based on our existing capabilities but also remain open to opportunities which may arise in other areas.

Balanced upstream portfolio

- MOL
- INA
- Initiated partnerships


RUS
KZ
H
SYR
IRQ
LBA
EGY
QAT
PAK
IND
OM
YEM
CMR
ANG
NAM



Refining and Marketing

Superior profitability of our Downstream business in 2007 was supported by three high complexity refineries (NCI: Duna: 10.6, Bratislava: 11.5, IES Mantova: 8.4) and by fully integrated supply chain management to provide top quality products (sales turnover of 15.3 mtpa) and services with the integration of sustainability principles into daily operations. Superior retail profitability was achieved through efficient micro-market pricing supporting healthy retail margins in mature markets, continuous development of our Customer Value Proposition and structured rationalisation of operating expenses.

Besides leveraging our excellent asset base and the favourable geographical composition of our markets in 2007, we managed to acquire two downstream companies: IES in Italy and Tifon in Croatia. Furthermore, we started a significant refinery project to increase diesel production flexibility, distillation capacity and delayed coker intensification. The acquisition of IES and Tifon companies, together with the strong organic-growth program has increased our retail network by more than 200 retail sales points close to 1000 petrol stations.

Highlights

- IES acquired and integration started
- Hydrocrack Project package accepted and launched in Duna Refinery
- Strategic alliance established with CEZ Energy Company focusing on gas-fired power generation
- Acquisition of Tifon, a premium fuel retail and wholesale company in Croatia, with strong organic growth potential in the Croatian retail market
- Gasoline containing bio-ethanol successfully launched in all sales channels; bio-diesel sales commenced on 1 January 2008 in Hungary
- One of the biggest bio-diesel component production plants in the region established in Leopoldov, Slovakia, adjacent to MOL's Hungarian plant premises in Komárom

Motor gasoline and diesel- and heating oil sales (kt)


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diesel- and heating oil

Competitive advantage

Based on independent research, our downstrem profitability is one of the highest in Europe supported by a favourable product slate with significant proportion of top quality motor fuels. We maintained our strong position in our core markets (Hungary and Slovakia) due to our outstanding product quality, the early introduction of biofuels and efficient commercial network.

As a result of continuous refinery developments, our motor fuel quality has been in compliance with the EU 2009 quality requirements since 2005, which enables our Downstream business to keep its regional market share and provides ability to adjust product yield structure of its motor fuel sales to the changing market needs. Gas and heating oil sales has experienced higher growth compared to gasoline driven by utilizing refinery production flexibility and integrated supply chain optimization.

Key developments in 2007

Hydrocrack project to increase diesel production

The emerging challenge for the EU refining industry is the growing imbalance driven by the rapidly increasing diesel demand compounded with declining gasoline sales. Leveraging our commercial skills and outstanding track records in asset development and refinery operation, we can capture the emerging diesel growth opportunity via investing into further conversion (hydrocrack) package in the Duna Refinery. The proposed investments would result in an additional middle distillate (kerosene/diesel oil/heating oil) capacity of 1.3 mtpa containing the three main elements of the project package. We will rewamp crude oil processing capacity by 1.3 mtpa to ensure processing higher quantity of REB type crude oil partly because of declining domestic crude oil production. We will build a new VGO

Hydrocrack unit with 1.5 mtpa capacity, thus increasing the refinery conversion level. We also plan to upgrade the existing Delayed Coker unit with an incremental 0.3 mtpa capacity. The total capex budget of the investment program is estimated at around euro 300 million and would be on-stream by year end 2010.

IES acquisition - new refinery in Italy

MOL entered into a new European market through the acquisition of a private oil refining and marketing company based in North-East Italy of Italiana Energia e Servici (IES). IES owns the Mantova refinery (NCI: 8.4, nameplate capacity: 2.6 mtpa) and has a chain of 176 retail stations, out of which 30 are directly-owned and employs 600 people. The company's area of operations is adjacent to our current key territories in Croatia, Austria and Slovenia. This provides us with opportunities both to expand our downstream presence in North-East Italy and in adjacent markets and to supply the Italian market from the Group's INA refinery in Rijeka, Croatia in the medium run. We intend to transfer our best-in-class operating standards to improve profitability of IES's refining and retailing activities.



Joint Venture with CEZ – entry into the electricity market

We signed a strategic cooperation agreement with CEZ, the Czech Energy Company, providing an excellent opportunity to enter to the attractive power market as well as to increase our refinery complexity. We are going to create a joint venture in which each party is going to have a 50% equity interest. The JV will focus on gas-fired power generation opportunities in Central and South Eastern Europe, including Slovakia, Hungary, Croatia and Slovenia. The first major investment is the construction of combined cycle gas turbine power plants in our Bratislava and Duna refineries. In both locations, the installed capacity is going to be 800 MW. In addition, in Bratislava, the current thermal plant is going to be modernized and its capacity will be increased to 160 MW. The expected investment in both projects will be approximately EUR 1.4 bn. The volume of produced electricity provide safe and cost effective steam and power supply to our refineries and offer us an entry into the highly attractive regional electricity market, with the possibility to obtain significant market share.

Bio-fuels – maintaining our regional competitiveness

On 1st July 2007 we introduced bio gasoline (E5), which is sulphur-free and contains 4.4% bio-ethanol and beginning from 1st January 2008 we started selling diesel (B5), which is sulphur-free and contains 4.4% bio-diesel (FAME). Most of the required FAME is produced by two joint ventures partly owned by MOL. We established one of the biggest

bio-diesel component production plants in the region in Leopoldov, Slovakia and another at our Hungarian premises in Komárom with 100 ktpa and 150 ktpa capacities, respectively. The introduction of E5 and B5 products in the Hungarian market results in the reduction of Hungarian CO_2 emission by approx. 320 ktpa. The next phase of bio product development is to increase the bio-component content of our engine fuels, in accordance with the EU Bio-fuel Directive. We are committed to the development of second generation bio-fuels. The greatest advantage of second generation technologies is that they expand the scope of possible feedstock used in the production of bio-ethanol, alcohol of higher carbon number, and bio-diesel itself.



1.9
8.9
6.9
3.9
MOL

Tifon – expansion of retail network

We purchased 100% of Tifon, a fuel retail and wholesale company in Croatia. Tifon, a respected fuel retailer, currently owns and operates 35 well positioned fuel stations all over in Croatia. In addition, the company has more than 20 premium station development projects under implementation, expected to be finished within the next two years. The average throughput per station exceeds 4.2 mlpa and the retail market share of Tifon reached 7% at the end of 2007. The transaction contributes to the fulfilment of our retail growth targets. This acquisition, acknowledged also by our strategic partner, INA and the Croatian government, confirms our commitment to drive the region's consolidation and creates value for MOL and its strategic partner INA.

Customer Value Proposition – new retail services offered to customers

We are the first fuel retailer chain to introduce pharmaceutical products in more than 100 retail outlets in Hungary. The opening of the MOL pharma-sales points, which was evaluated positively by the customers, was followed by Shell. Furthermore, we started a regional cooperation with Marché (Mövenpick-group, Swiss gastro-company) to build Marché restaurants at MOL filling stations on highway locations. Construction of three restaurants has already started in Hungary and further regional expansion is planned in the near future. As a result of new CVP elements and creative marketing campaigns, MOL customer preference increased and image has strengthened considerably in 2007 compared to the 2006 surveys.

Outlook

We will seek further growth outside our immediate CEE markets and evaluate opportunities in the broader region, including the Mediterranean and CIS. Strong project management of the hydrocrack project will enable us to achieve investment targets to increase gas and heating oil yields from 44% to 53% in 2011. IES integration will continue through harmonizing operations with our current activities and exploiting potential synergies.



Petrochemicals

In production capacity terms our Petrochemicals Division is the 8th largest polymer market player in Europe supplying polymers mainly to European plastic processing companies. We produce polyethylene and polypropylene, which are used in numerous areas ranging from packaging to agriculture and construction. The Division's production facilities are located in Tiszaújváros (TVK Plc. units) and Bratislava (Slovnaft Petrochemicals, s.r.o. /SPC/ units) and are operated in an integrated manner jointly optimised with refining.

Our strategy is to increase profitability in our traditional markets, develop our operations in new target markets and maintain our competitive cost position through continuous efficiency improvements.

Highlights

- Outstanding results of HUF 40.9 billion
- Record sales and production volume
- Reliable and economic operations
- Favourable external environment
- Increased ownership in TVK to 94.9%

Competitive advantages

Maintaining a high level of integration across our refining and petchem operations is one of our key objectives. Close integration with refining guarantees the security of feedstock supply while providing significant operational benefits for both Downstream and Petrochemicals Division, leading to an improved Group performance. Our geographical location also gives us a competitive advantage, offering convenient transportation to the high growth polymer markets to the East. We have a high quality asset base with a competitive product slate.

Key developments in 2007

Integration
Integrating our legally separate petrochemicals companies within our Group provides operational synergies and competitive advantages, while our common network of polymer sales brings high quality products and services to our customers. Through four years of best in class business practices, processes and systems have been developed to ensure uncompromised integration of our operations.

Outstanding profitability
2007 was an outstanding year for us with the highest operating profit in the history of the Petrochemicals Division. These results demonstrate the strength of our business model and our ability to capture fully the benefits of a favourable business environment. Operating profit increased by more than 76% year-on-year. This significant profit growth was fuelled by the growing output volumes coupled with the rise of polymer products prices, exchange rate changes and additional improvements in internal efficiency. We were able to moderate the effect of significant energy price increases with energy savings.

Petrochemicals Value Chain Management
An optimisation model was elaborated and introduced aimed at improving the product margins generated by the Division.

Marketing improvements
Our successful marketing strategy builds on our favourable geographic position on the border of rapidly growing Eastern European region. We opened new sales offices in Kiev and in Bucharest to be able not only to provide a higher service level for our Ukrainian and Romanian customers, but also to increase our sales in the CEE region. We have improved our direct activity in our core markets (especially the Czech market). The preparation of the new customer segmentation project was started in 2007. In 2007 we have launched a new program series called Open Doors. The aim of the program is to strengthen the long-term business relationships, co-operation and personal communication with our key customers and to acquire new customer relationships as well. We consistently optimize our product portfolio. One of the guiding principles of our current product portfolio development project was to harmonize PP production of SPC and TVK in order to satisfy the demand of our customers more efficiently.

Reliable and economic operation
We continuously work to improve reliability of our operations. We launched advanced process control and real time optimisation at TVK Olefin-2 unit, and advanced process control at TVK HDPE-2 unit. These up-to-date computer systems support the economic performance and safety of our operations. At our SPC olefin unit we completed reconstruction of the steam cracker control system in order to replace an obsolete system. Within the framework of the

Control Room Centralization project, we have decided to put together all petrochemical control room operators within one control room in order to improve communication, safety, and workplace standardisation.

High capacity utilisation

Polymer production increased by 9% year-on-year as a result of better capacity utilisation of the olefin units and the new HDPE and PP units. This strong volume growth was achieved despite general overhauls being carried out in some units during the summer. We give high priority to keeping our product portfolio at the optimum.

Reconstruction and development program

We initiated modernization and efficiency improvement projects related to older production lines having weaker cost positions. Development options were elaborated regarding our olefin and polymer units to enable the Group to take advantage of dynamic polyethylene demand increase in the region and improve the flexibility and profitability of the value chain. We aim to realise capacity creeping projects at TVK with moderate Capex. We are also analysing the co-product upgrade opportunities at TVK. We launched the basic engineering procedure for intensification of the SPC Olefin unit and constructing a new LDPE unit.

Efficiency

According to an external benchmark study, our units are regarded as efficient in their respective categories and the Petrochemicals Division is considered to be competitive. This was one of the basis of our increased capacity utilisation. Analysing the past 3-4 years we can state that our cost efficiency has significantly improved.

Ownership increase in petrochemicals assets

The MOL Group is committed to continuing to create value throughout the value chain. To that end, MOL purchased a further 42.25% stake in TVK increasing our influence in the company to 94.86%. This gives us more headroom to implement our petrochemicals strategy.

External environment

The petrochemicals industry achieved extraordinarily strong economic performance through the first three quarters this year despite high feedstock costs. Polymer demand was strong due to the growing consumption of the manufacturing sector driven by ongoing strength of the European economy. This stable demand allowed us to raise prices to support higher margins. In the last quarter of the year, the constant increase in feedstock costs together with slowing growth in demand, finally prompted a slight margin dip.

Outlook for 2008 and beyond

We are open to analysing potential mutually beneficial petrochemical partnerships. We also aim to fulfil the rapidly increasing polymer deficit in the CEE region in the coming years. Meanwhile, we will take further measures to improve operational efficiency. Our aim is to keep our plants running smoothly and efficiently in order not only to maximise production, but also to reduce costs.

Polymer and olefin production (kt)



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Olefins

Polymer sales (kt)



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2007



Natural gas transmission

FGSZ Gas Transmission Ltd. is the only company in Hungary with a licence to carry out natural gas transmission and system operation activities, which both take place in a regulated market environment. The Company owns and operates the full domestic high-pressure natural gas pipeline system. In addition to the transmission activity in the domestic market, we transit natural gas to Serbia and Bosnia-Herzegovina and are always striving to expand the transit markets. The primary responsibility of the company is to ensure, maintain and develop safe, optimised and environmentally-friendly operations through the high-pressure pipeline system and within that to off-take and transfer the natural gas from and to the suppliers through the high-pressure pipeline.

Highlights

- We launched projects to expand capacity to help us meet domestic consumption demands and growing transit-purpose transmission demands in addition to supply for the strategic natural gas storage facility.
- We secured uninterrupted and trouble-free natural gas transmission both to the domestic consumers and re-sellers, as well as to our Bosnian and Serbian partners throughout the year.
- We initiated the foundation of a new, independent regional gas transmission company with the integration of the gas networks in Central and South-eastern Europe
- We continued the reconstruction of the compressor stations to fully comply with the rigorous EU emission requirements on air polluting gases.

Competitive advantage

We have a 5,300 km-long high pressure gas pipeline system in Hungary generating stable cash flow for the group. Given our unique geographical location, we are also able to capitalise on expansion opportunities in the growing regional gas transit business. Based on international comparisons, the transmission system stands as one of the global state-of-the-art networks in respect of its technical standards. MOL processes in-depth knowledge of the whole gas value chain from the production and storage through the marketing without having the burden of conflict of interest as a result of its unbundled business structure.

Key developments in 2007

Capacity expansion projects – construction of new pipelines
As part of its gas strategy FGSZ Gas Transmission Ltd. has already started the extpansion of the Hungarian import pipeline capacity by 30 mcm/day, which is

planned to deliver gas to Hungary and the region from Q3 2009. Total Capex for the project is HUF 69 bn. The new pipelines will deliver 25% growth in the domestic inlet capacities therefore improving the security of supply. In addition, it will enable us to enjoy a more pro-active role in future natural gas transmission businesses.

New initiative to establish a joint regional transmission company (NETS)

NETS aims to operate an integrated Central and South-East European gas pipeline network. Gas transmission companies in Slovenia, Croatia, Bosnia-Herzegovina, Serbia, Romania, Bulgaria and Austria have all been invited to participate in discussions regarding the proposed new business entity. The initiative is open to other market players in the region as well. The new company would have one of the longest gas pipeline networks in Europe (27,000km) and would be well positioned to leverage international capital markets to finance major projects. Consumers would also enjoy the benefits of an integrated platform for gas supply and a greater overall security of supply.

Outlook

Increasing demands for transit-type gas transmission has required for the development of cross-border capacities. In 2007 we held negotiations on constructing transit pipelines to Croatia and Romania, respectively. We prepared the designs and plans for the said facilities so that the pipelines can operate to both directions. The Croatian planned commissioning date is 2010. The completion of the Hungarian section for the Romanian transit pipeline is expected by the end of 2009. If the inter-connection of the Hungarian and Croatian, and the Hungarian and Romanian gas transmission networks is implemented, it will significantly improve the security of supply, as diversification of sources of supply can enhance the security for the ever-increasing gas consumption. Such a genuine diversification of sources will also increase the competition in the gas sector.

Gas transit revenue (mn HUF)


0
5,000
10,000
15,000
20,000
2003
2004
2005
2006
2007





Natural gas storage and trading

In line with our strategy we re-entered the gas trading and storage business resulting in a solid basis for our plans in the gas midstream synergies.

Highlights

- MMBF Ltd. (66.3% MOL subsidiary) started the establishment of an underground gas storage with a strategic capacity of 1.2 bcm and 0.7 bcm commercial capacities.
- MOL Energy Trade Ltd. started its Hungarian and Serbian gas sales and trading activities, resulting in more than EUR 3 million net profit in its first half year operation.



Competitive advantage

MOL has several depleted and depleting gas fields in Hungary, which can be converted into potential commercial storages the total capacity of which amounts up to 10 bcm.

In addition, MOL, in its energy trading activity, makes use of its accumulated market know-how and previous experience in order to realize upside value for new regional gas storage and transmission investments.

Key developments in 2007

Several projects, like development of the strategic and commercial gas storage, establishing a gas trading company, MOL-Gazprom cooperation, Nabucco project – aiming at further strengthening of the gas business - are in development or preparation phase.

Development of the strategic and commercial gas storage

In order to ensure security of gas supply, MMBF Zrt. – 66.3% subsidiary of MOL – started the establishment of the underground gas storage with a strategic mobile capacity of 1.2 bcm and 0.7 bcm commercial capacities. The storage facility, in line with the legal provisions, has a daily peak withdrawal capacity of 20 mcm over a period of 45 days for the strategic activity and additional 5 mcm/day peak for the commercial part. The gas storage facility is developed from a producing reservoir, Szőreg-1. The main contractor of the development is MOL Plc. The development is proceeding according to schedule. We estimate that the necessary capital expenditure will be HUF 150 bn, including the HUF 67 bn purchase price of the reservoir which has been sold by MOL to MMBF Ltd. The present infrastructure

already enables MMBF to provide strategic gas storage services starting from January, 2008 whereas the whole development is expected to be completed by 2010. As a result of this transaction, MOL is again an active participant in the gas storage business.

Establishing a gas trading company

MOL Energy Trade Ltd. started its gas sales and trading activities in the liberalised gas market on 1st June 2007. It is currently providing gas to the entire MOL Group looking for new customers in the Hungarian and regional gas market, primarily supplying gas from its long-term gas import contracts and partially from domestic production.

MOL-Gazprom cooperation

In 2006, we established a joint venture with Gazprom with the aim of examining possible areas for cooperation, including extension of the Blue Stream gas pipeline towards Central and South-Eastern Europe and the establishment of underground gas storage facilities at depleted Hungarian gas fields. Feasibility studies are finalized decision on potential investments is expected in the first half of 2008.

Nabucco project

MOL is taking part in the Nabucco project, aimed at transporting natural gas from the Caspian region to Europe, in cooperation with Botas, Bulgargaz, OMV and Transgaz. The project, which is also supported by the European Union, will result in a 3,300 km long pipeline by the beginning of the next decade, with an initial transmission capacity of 8 bcm per annum, extended to 31 bcm per annum in the future. The consulting engineer has already been selected and will begin the front end engineering design work in 2008.

Outlook

Our intention is to use the opportunities arising from increasing competition to become a more active participant in the trade market.

Filling the strategic storage with gas, increasing import needs, source diversification, increasing transit demand and the regional logistics role all call for an increase in cross-border capacities.

MOL Energy Trade Ltd. targets a regional expansion and will further diversify its gas source portfolio in order to increase the security of gas supply.




INA

Our strategic partner INA

MOL currently owns 25% plus one share of the share capital of INA. d.d., the national oil and Gas Company of Croatia, which was acquired in November 2003. INA produced 5.3 million tonnes of refined products in 2007 and operates more than 450 retail stations in the region. In 2007, INA produced more than 65.3 Mboe/day of hydrocarbon and closed the year with proven and probable reserves of 374 MMboe (according to SPE). In partnership with MOL, INA has a strong position in the fast growing South-Eastern European oil product market.

Acceleration of business co-operation between MOL and INA

INA and MOL have successfully conducted joint exploration in the Drava basin last year, focusing on two main projects, Zalata-P. Slatina and Novi Gradac-Potony. The joint investments and activities in these areas will continue in the coming years. Based on these achievements we are considering extending the scope of co-operation in conventional exploration to further areas.

In addition to this long-standing cross border co-operation we are jointly evaluating certain opportunities in the international upstream business with the aim of sharing risk and combining financial and human resources.

As part of the consolidated marketing strategy for the South Eastern European region, INA and MOL completed the acquisition of 67% ownership in Energopetrol d.d. Sarajevo, the leading petroleum wholesaler and retailer in the Federation of Bosnia and Herzegovina. Energopetrol owns and operates 64 filling stations in Bosnia and Herzegovina. The joint management team of INA and MOL has already started the restructuring of the company's operations.

In 2004, INA introduced the system of Supply Chain Management, with MOL's support and know-how. The benefits, such as improved cost control for the whole supply chain and improved customer relations have been realized since then. INA and MOL aim to further improve and harmonize these activities to enhance operational efficiency in refining and wholesale, to maintain lower inventory levels, and prepare integrated turnaround and maintenance plans.

Furthermore, MOL continuously provides INA with assistance in the implementation of an integrated SAP-based Enterprise Management System. After completing the first phase of this project in 2006, INA is on track to extend the SAP operation to other segments.

The changes initiated in business processes, such as the cost-cutting initiative and the introduction of an integrated procurement system at INA have all contributed to improved flexibility and enhanced transparency of operation.

Development of INA refineries is on track to provide first mover advantage in the South-European region

MOL provides INA with corporate know-how, drawing from the experiences gained from its own development, helping the company prepare for the forthcoming industry challenges and to be competitive with quality in each of the European markets it serves. As a result of the modernization program, INA's petroleum products will comply with the 2009 EU quality standards. The project, with a total capex of over USD one billion, will be executed over several phases. Since then, investments essential from an environmental perspective and the basic investments with respect to product quality have been completed. The program continues with further investment in quality improvement, including the residue upgrading projects.

Privatisation process for INA

In 2007, INA's privatization process further continued according to Croatian Privatization Law under which a maximum of 7 % of INA shares were made available to the current and former employees of the company at preferential terms. Following the transaction, the Government of Croatia remained the largest shareholder of INA with a 44.9% stake. The additional 7% of the shares are owned by the War Veterans Fund, while the total free float amounts to 23.1%.

Based on the agreement concluded with the Government of Croatia, MOL nominates two members of the seven-member Management Board of INA, including the Chief Financial Officer and the Corporate Services Director. In addition, MOL nominates two members out of the seven-member Supervisory Board.


MASTER
Bancaja
PROFILTEK

Corporate Values

Sustainable Development

For MOL Group, Sustainable Development means a corporate commitment to the balanced integration of economic, environmental and social factors into our everyday business operations to maximise long-term stakeholder value and to safeguard our "licence to operate".

Our goal is to become a company with an exemplary record in every field of our operations, to promote a systemic approach within the company which transcends local issues to result in thought and action on an international scale serving efficient and sustainable corporate operations. In order to achieve this objective, we aim to integrate the three pillars of Sustainable Development – social, environmental and economic – in equal measure, into our corporate strategy and all operational activities.

Strategic initiatives and action plan
In its business strategy, MOL Group announced its commitment to sustainable development. To support this ambitious commitment, in 2007, seven Group-level strategic SD initiatives were identified, to be implemented by 2010, based on key areas identified during the first Company sustainability screening exercise. These initiatives, with precisely measurable targets, covering 25 topics such as climate change, product stewardship and the need to attract talented recruits, embrace all of the Company's activities and are indeed considered to be "key success factors" in the achievement of our strategic corporate business objectives. "Strategy" implies action; therefore MOL Group Business and Functional Units have developed almost 100 projects that will bring the Company closer to its long-term goal: sustainable operations.

Social Investments

New Europe Foundation
The New Europe Foundation, a public utility organisation has been managing a significant number of charitable programmes since its foundation in 2006, in a transparent and structured way.

The Foundation puts a special emphasis on programmes related to young talent support and children's health. Under the slogan "May I help?" two programmes were established, the Talent Support and Child Healing programmes. Thanks to these two initiatives, 127 talented young sportsmen and women and 56 young artists received a total of more than HUF 41 million as financial support in 2007. Under the auspices of the Child Healing programme, 31 paediatric organisations offering rehabilitation programmes to chronically ill children were granted a total of almost HUF 38 million.

The programme was introduced in Romania and Slovakia from 2007 and the overwhelming number of applications demonstrates its success in the region.

Green Belt Programme
Step by step we motivate local communities to plant and cultivate green areas through the regional environmental programme of MOL Group. It was first launched in 2005 in co-operation with the Environmental Partnership Foundations. Within the framework of this project – operating on a tender-system, highly observing the principle of transparency - by the end of 2006, in Hungary alone 13 communities had the chance to develop green areas, with the help of hundreds of voluntary workers.

Having seen the positive results and success of the programme, the partners decided to continue their co-operation in the countries where MOL Group is present, and in 2006 we announced the scheme again under the name "Green Belt Programme". Its aim is to contribute to the creation and redevelopment of local green areas with the support of foundations which co-operate with local schools. From approximately 200 applications, 33 were granted financial support in 2007. At the end of 2007, a new tender was invited whose results were announced in March 2008."

Based on our experiences we can say that as a special feature, this programme has an added value, meaning, that the benefit of a project is 3-4 times more than the actual donation we provide to a community. We have also gradually increased the amount of support in each country, year by year.

To reward the most successful applicants, MOL founded the MOL Green Belt Award in 2007, which was handed over to the local community (Mihálygergéért Alapítvány) which created the most beautiful and environmentally friendly green area in the most efficient way.

Health, safety and environmental protection

Key performance indicators

In 2007, MOL Group took a great leap forward again in decreasing the number of work related injuries among its employees: the number of Lost Time Injuries (LTI), used as one of our key performance indicator, dropped to 37 from 58 in 2006. This means a nearly equivalent drop in relative terms as well: the frequency of LTI cases measured against one million worked hours (LTIF) diminished to 1.52 from 2.2 reaching its lowest ever level, well below our target for 2007 (LTIF to not exceed 1.8). This aligns with the ambitious strategic goal of targeting LTIF to not exceed 1.0 by 2008, achieving excellent results compared to industry practice.


MOL

2007 was also the year we introduced leading indicators, as tools for proactively focusing on prevention of incidents.

Fortunately, there were no work-related fatalities among our own staff or contractors. However, one of our employees suffered permanent injury, and we regret to report that two 3rd party individuals passed away in road accidents where Slovnaft Trans' tank cars were involved.

STEP Programme

2007 was the first year of the workplace health promotion programme called 'Take a STEP for your health' launched to provide additional medical screenings beyond the legal requirements, preparing individual health plans to employees on a voluntary basis. The programme also includes health promotion actions like physical exercises, stress management and providing healthy food at the workplace. In the first year, almost 1000 employees seized the opportunity to ask for an individual health plan, and more than 2000 medical screenings were conducted.

Health promotion through physical exercise focused mainly on the implementation of local initiatives; sports opportunities of local communities were sponsored primarily through offering various season tickets for sport facilities. As a result of the internal competition, approximately 3000 employees got access to different sports at discounted rates.

Our goal is to achieve 75% participation of MOL Group employees in the health promotion programme by 2010, aiming to provide a possibility of a healthier life-style.

Process Safety Management

One of the most challenging operational safety tasks in 2007 was Group level implementation

of a comprehensive Process Safety Management system (PSM).

The basic mission of the new PSM system is the adaptation and implementation of a control system for all our hazardous processes, which is based on international experience and is suitable for managing all key factors, including the human factor.

PSM has several unambiguous benefits including corporate responsibility, business flexibility, risk reduction and sustained value. Business flexibility provides the license to operate and increase business options.

To introduce and develop a PSM system at MOL Group companies, we operate a large, dedicated PS expert network with more than 100 members. As an essential part of successful PSM implementation, we have performed basic PSM trainings including "Train the Trainer" sessions to provide personnel with the appropriate information, tools and understanding to conduct tasks in alignment with process safety needs.

The MOL Group PSM Manual was elaborated as basic standard defining requirements valid for all hazardous operations. The Manual describes the management system, responsibilities, PSM element principles and basic requirements necessary for efficient every day work at operations. Our aim is to implement a risk-based approach, addressing all potential hazards along the entire operation.

Human Values

Human values are manifest in the Human Resources strategy of MOL Group. The Human Resources strategy intends to support the realization of the objectives of MOL's 2006-2010 Business Strategy relying on the four base pillars (efficiency, growth, control with risk minimisation, capability).

Efficiency

During 2006 we outsourced the majority of HR administration. HR revised its processes as well as the structure of organization in order to provide better quality services more efficiently. HR also carried out the first customer satisfaction survey to be able to constantly evaluate future progress. The revision and development of main tools and key processes started in 2005 and were further developed during the past 2 years as integrated parts of one comprehensive concept, called Annual People Cycle. The cornerstone of this was the reintroduction of the Performance Measurement System (PMS).

Growth

HR focuses on creating sustainable competitive advantage for MOL Group by recruiting talents and managing development of human resources within the organisation in order to achieve the given growth targets. In 2006-2007 Divisional and Group level talent programmes were introduced in order to develop the participants' business and leadership skills and to prepare an internal talent pool to support the Group's growth strategy. The newly developed Career Management System aims at supporting the achievement of growth and continuous efficiency improvement via trained, committed and performance-oriented staff.

HR also started to focus on solving the problem of an aging Refinery and Upstream work force as well as on the lack of managerial succession, due to current trends in education, student preference and business environment. Revitalizing the Group's relations with higher educational institutions started in 2006 by signing long-term agreements with six outstanding Hungarian universities. Active presence at the campuses helped establishing direct links to students and building up MOL Group as an Employer Brand. As part of a long-term strategy to provide talents for Freshhh 2007, our online competition for graduates attracted more than 800 students from 12

countries, while Growww 2007, a one-year programme for graduates helped us fill more than 90 job vacancies across all divisions. HR also launched a new leadership competency model and a 360 degree feedback process in 2007, to facilitate and support feedback about performance.

Control and risk minimisation
In order to control and minimise risk arising from a potential strike situation, HR took a leading role together with the key businesses in renewing Employee Relations and actively managing relationships with trade unions and workers' councils. The most significant achievement on this area was the signing of a three-year-long Collective Agreement in most of the Group companies for 2007-2009.

Capability
The HR organization was restructured during 2007. Three new areas (Employee Relations, Strategic Recruitment and Knowledge Management including University Relations, and Business Development Support) were introduced without increase in headcount. In 2007 HR also introduced a new competency-based model and started to roll out a 360 degree feedback to more than 300 managers, based on the model.

By introducing the Business Development Support within HR, centralized capabilities are available to back M&A activities and integration efforts.

Future challenges
For 2008-2010 HR defined four key areas to focus on, in order to continue the work started three years ago and to achieve the following strategic objectives and strengthen a merit based culture at MOL Group:

- System approach and feasibility;
- Competency measurement and development;
- Talent attraction and management;
- Internal customer service and efficiency.

2008 will be the first year when all the previously introduced tools are linked together into one integrated system, the Annual People Cycle, including:

- the new Performance Measurement System (PMS), that is the focal point of a merit based culture,
- Career Management System and Competency Model as a basis of improving capabilities and efficiency of human resources.

Further development in the field of recruitment and retention is needed, therefore in 2008

- a Group Level Managerial Talent Program (MTP) starts in cooperation with the University of Bled which provides a mini MBA for 15 high potential individuals across the Group;
- we continue to work on graduate recruitment, focusing on students with engineering background (Freshhh 2008 and Growww 2008);
- Late 2007, a PIMS academy was started in order to secure professional expert level succession in SCM. Intensive assessments in Refining, US and Corporate Services will be delivered during 2008-2009.

Improvements that HR implemented in the system, regarding structure and the knowledge-related areas are key in facing challenges successfully in the forthcoming years. From 2008 till 2010 Human Resources will continue to shape a merit-based culture, while focusing on talent attraction and retention, succession and rotation planning, strengthening employer brand and improving career management further.


MOL
MOL
www.vereszoltan.hu
BROKERNET
Photo: Viktor Veres

Financial statement



1450



Management Discussion and Analysis

Financial highlights

In 2007, operating profit remained stable in USD-terms at USD 1,934 mn, but decreased by HUF 54.1 bn, to HUF 355.5 bn, mainly due to 13% depreciation of USD vs. HUF. Operating profit excluding special items increased by 5% in USD-terms as strong increase in downstream and petrochemical sales volumes, strong crude prices as well as improving crack spreads and integrated petrochemical margins compensated for lower hydrocarbon production. Operating profit excluding special items in HUF-terms decreased by 8% to HUF 299.4 bn in 2007. Net profit attributable to the equity holders of the parent excluding special items improved by 13% in USD-terms, while it narrowed by 2% in HUF-terms in 2007 y-o-y. Net income excluding the non-realised fair valuation difference of the conversion option of Magnolia and cleaned of special items was USD 1,215.2 mn (up 12%).

- Exploration & Production operating profit for FY 2007 was USD 429 mn down 27% year-on-year (in HUF terms was 78.9 bn or down by 36%) on lower production levels and one-off items.

- Refining & Marketing operating profit amounted to USD 935 mn in FY 2007, up 12% year-on-year (stable in HUF-terms at HUF 171.9 bn), boosted by strong volumes and higher crack spreads.

- The Petrochemical segment's operating profit doubled to an all time high level of USD 222 mn in FY 2007 (HUF 40.9 bn), due to record production volumes and improving integrated petrochemical margin.

- Gas Transmission operating profit (including the impact of asset revaluation) increased by 14.4% to USD 168 mn in FY 2007 (stable in HUF terms at HUF 30.9 bn), mainly due to higher domestic transmission revenue.

- Corporate and other operating profit of HUF 26.4 bn in FY 2007 includes a one-off gain of HUF 14.4 bn on the acquisition of a 42.25% minority interest in TVK and a subsequent settlement of HUF 44.3 bn from E.ON in connection with the gas business sales.

- Efficiency improvement program has been continued in 2007 as well. Targeted benefit is USD 285 million by the end of 2008. 96% of this target has been already reached by the end of 2007.

- Capital expenditure and investments almost doubled in 2007. The increase from USD 0.9 bn (HUF 187.2 bn) in 2006 to USD 2.0 bn (HUF 363.4 bn) in 2007 was fuelled mainly by acquisition expenditures totalled USD 1.1 bn (HUF 207.6 bn) including IES, a further shareholding in TVK, Tifon and the Matjuskhinskaya field.

- Net debt at the end of FY 2007 was HUF 506.5 bn, while our gearing ratio (net debt divided by the sum of net debt and total equity) was 35.6% as a result of transactions done within the framework of capital optimisation program.

- Operating cash flow before changes in working capital decreased by 4% to HUF 446.5 bn (USD 2,429.3 mn). Including working capital changes and corporate tax paid, operating cash flow decreased by 40% to HUF 315.5 bn in 2007.

Key financial data by business segments

Net sales revenues	**2007 (HUF mn)**	**2006 (HUF mn)**	**2007 (USD mn)**	**2006 (USD mn)**
Exploration and Production	334,806	389,611	1,822	1,851
Refining and Marketing	2,290,414	2,331,254	12,461	11,075
Natural Gas	90,694	368,195	493	1,749
Petrochemicals	497,616	451,248	2,707	2,144
Corporate and other	102,163	103,034	556	489
Total	**3,315,693**	**3,643,342**	**18,039**	**17,308**

Net external sales revenues[1]	**2007 (HUF mn)**	**2006 (HUF mn)**	**2007 (USD mn)**	**2006 (USD mn)**
Exploration and Production	178,804	162,350	973	771
Refining and Marketing	1,932,290	2,006,863	10,513	9,534
Natural Gas	78,244	359,934	426	1,710
Petrochemicals	398,181	355,856	2,166	1,691
Corporate and other	6,432	6,058	35	29
Total	**2,593,951**	**2,891,061**	**14,113**	**13,735**

Operating profit	**2007 (HUF mn)**	**2006 restated[3] (HUF mn)**	**2007 (USD mn)**	**2006 restated[3] (USD mn)**
Exploration and Production	78,864	122,930	429	584
Refining and Marketing	171,935	175,337	935	833
Natural Gas	38,743	111,564	211	530
Petrochemicals	40,892	23,297	222	111
Corporate and other	26,446	(41,086)	144	(195)
Inter-segment transfers[2]	(1,375)	17,530	(7)	83
Total	**355,505**	**409,572**	**1,934**	**1,946**

Operating profit exc. spec item[4]	**2007 (HUF mn)**	**2006 restated[3] (HUF mn)**	**2007 (USD mn)**	**2006 restated[3] (USD mn)**
Exploration and Production	80,554	122,930	438	584
Refining and Marketing	171,935	175,337	935	833
Natural Gas	38,743	37,520	211	178
Petrochemicals	40,892	23,297	222	111
Corporate and other	(31,329)	(41,086)	(170)	(195)
Inter-segment transfers[2]	(1,375)	8,724	(7)	41
Total	**299,420**	**326,722**	**1,629**	**1,552**

[1] Net external sales revenues and operating profit of the segments includes the profit arising both from sales to third parties and transfers to the other business segments. The Exploration and Production transfers domestically produced crude oil, condensates and LPG to the Refining and Marketing segment and natural gas to the Natural Gas segment. Refining and Marketing transfers chemical feedstock, propylene and isobutane to Petrochemicals, and petrochemicals transfers various by-products to Refining and Marketing. The internal transfer prices used are based on prevailing market prices. Divisional figures contain the results of the fully consolidated subsidiaries engaged in operations of the respective divisions.

[2] This line shows the effect on operating profit of the change in the amount of unrealised profit deferred in respect of transfers between segments on operating profit. Unrealised profits arise where the item transferred is held in inventory by the receiving segment and a third party sale takes place only in a subsequent quarter. For segmental reporting purposes the transferor segment records a profit immediately at the point of transfer. However, at the company level profit is reported only when the related third party sale has taken place. In previous years, the effect of this unrealised profit was not shown separately, but was included in the reported segmental result of the receiving segment. Unrealised profits arise principally in respect of transfers from Refining & Marketing to Petrochemicals.

[3] The Group has changed its accounting policy to disclose Hungarian local trade tax and innovation fee as income tax expense as these tax types show the characteristics of income taxes rather than operating expenses. In previous years, local trade tax and innovation fee have been recorded as operating expense.

[4] Operating profit excludes the one-off gain and the profit of the gas subsidiaries sold (Wholesale and Storage) of HUF 82.9 bn in 2006. In FY 2007, it excludes the one-off gain on the acquisition of TVK shares (HUF 14.4 bn) realised and subsequent settlement from E.ON in connection with the gas business sales of HUF 44.3 bn, of which HUF 26.9 bn income has been accrued in Q4 2007 for the settlement period of July-December 2007. The payment pertaining to this is expected to take place in Q1 2008.

Overview of the Business Environment

Challenging macro environment...

Some elements of the macro environment were very favorable, while changes in foreign currency exchange rates had a negative impact in 2007. Although crude prices, refinery and petrochemicals margins improved during the year, the weakening USD against our local currency had a significant impact on our operating performance in 2007.

... with favorable crude prices and crack spreads...

The average Brent price increased significantly, by 11.2% in USD terms to 72.4 USD/bbl in 2007. The average Med quoted price of Ural Blend, which constitutes most of MOL's crude oil purchases, was 69.4 USD/bbl, up by 13% compared to 2006 (61.4 USD/bbl). Average FOB Rotterdam gasoline and gas oil prices increased by 12.4% and 10.2%, respectively. Average USD denominated crack spreads of FOB Rotterdam gasoline increased by 17.3%, and the gas oil crack spread increased by 6.4% compared to 2006, well above historical averages.

...but undermined by weakening USD

The Hungarian Forint strengthened significantly (by 12.7%) against the US Dollar: the average exchange rate in 2007 was 1 USD = 183.8 HUF (1 USD = 210.5 HUF in 2006). The Forint also strengthened (by 4.9%) against the EUR in 2007, compared to the weakening of 6.5% in 2006. During the year, the Slovak Crown strengthened further by 9.3% against the EUR in 2007 continuing the 2006 trend (SKK was up 3.6% in 2006). Slovak Crown strengthened against the US Dollar also: the average exchange rate in 2007 was 1 USD = 24.7 SKK (1 USD = 29.7 SKK in 2006).

Average consumer-price inflation in Hungary was 8.0% in 2007, compared to 3.9% in 2006. In Slovakia, average consumer-price inflation decreased to 2.8% compared to the 4.5% in 2006. The Hungarian GDP growth has dropped to its lowest levels since 1996 and was only 1.3% in 2007, compared to the growth of 3.9% in 2006. The GDP growth in Slovakia was 10.4% in 2007 (8.5% in 2006). Across the region, demand for motor gasoline increased slightly by 1.6%, while demand for motor gas oil increased rapidly by 8.9% in 2007.

Changes in regulated gas tariffs

The asset proportional profit (projected on the asset base acknowledged by the regulator (RAB) and enforceable for the regulated activity at the Hungarian natural gas transmission) tariff was 6.9% in 2007. During the tariff change in July 2007 the entry capacity fee grew by 8% while exit capacity fee remained relatively flat. Turnover fee decreased by 10%, which reflects the decrease of acknowledged gas price. The HEO (Hungarian Energy Office) issued odorization tariffs valid from July 1st, 2007 until June 30th, 2008.

Mining royalty payment in Hungary...

The Company paid 49% of its crude oil and natural gas income as mining royalty to the Hungarian State on the crude oil and natural gas produced in Hungary in 2007. The rate of mining royalty payable by MOL on crude oil and on natural gas produced from fields put into production after 1998 reached 12.5% in 2007. In accordance with the Gas Supply Act (GSA) adopted in 2003 and the related by-laws, the rate of the mining royalty payable on gas produced from fields put into production before 1998 decreased, in line with a formula set by the law, from 75% in 2006 to 64% in 2007. In 2007 HUF 66.2 bn

was paid to energy price compensation budget from royalty after production from these fields. The rate of the mining royalty on the production from fields named in the agreement signed between MOL and the Minister of Economy and Transport will be determined according to regulation effective at the end of 2005. Thus the rate of mining royalty payable on natural gas produced from fields put into production after 1998 - assuming a lower increase in gas prices than the increase in the acknowledged cost -, will gradually decrease as per the predetermined formula until it reaches close to 12%, modified from 2006 with a multiplier of 1.02-1.05 as per the agreement. The bilateral agreement determines the royalty payable by MOL on Hungarian hydrocarbon production from fields named in the agreement until 2020. Other fields including new discoveries from 2005 are subject to production level and Brent quotation dependent rates of mining royalty and payment conditions regulated by the modified Mining Act of 2007 and the related by-laws.

...and in Russia

The extraction tax and the export duty in Russia is adjusted depending on the average Urals blend listed prices and the Russian Rouble/US Dollar and are calculated by the calculation formulas established in the tax law. Tax authorities inform the public in official announcements about the extraction tax rate every month and about the export duty rate every second month. The extraction tax rate as of 31 December 2007 was USD 17.5/bbl; average extraction tax rate was 19,1% comparing to the annual average Urals blend price in 2007. The export duty rate as of 31 December 2007 was USD 37.9/bbl; the average export duty rate was 41% comparing to the annual average Urals blend price in 2007.

Sales, Operating Expenses and Operating Profit

Net sales

In 2007, Group net sales revenues decreased by 10% to HUF 2,594.0 bn, primarily reflecting lower revenue as a result of the sale of the gas business and the lower average selling prices of refined products despite increased volumes. The decline has been partially compensated by revenue contribution from the Italian refinery IES since its consolidation in mid-November (HUF 41.0 bn).

Other operating income in 2007 contains the impact of acquisition of a 42.25% minority interest in TVK (HUF 14.4 bn) and the HUF 44.3 bn subsequent settlement from E.ON Ruhrgas International AG in connection with the gas business sale (of which HUF 17.4 bn was received in Q3 2007 for the settlement period of January-June 2007, while a further HUF 26.9 bn for the settlement period of July-December 2007 is expected to be paid in Q1 2008). The comparative figure of other operating income primarily reflects the one-time gain of HUF 82.6 bn realized on the disposal of the gas business at the end of Q1 2006.

Raw materials and consumables

The value of raw materials and consumables decreased by 8%, marginally below the rate of decline in sales. Within this, raw material costs increased by 9%, primarily as a combined effect of the fall in HUF based crude oil import prices and the higher quantity of import crude oil processed as well as the contribution of IES of HUF 36.0 bn. Cost of goods sold decreased by 52%, due to the effect

of the gas business sale in Q1 2006 and the decreased volume of crude oil during the period. The value of material-type services used increased by 5% to HUF 131.3 bn.

Other operating expenses

Other operating expenses decreased by 14% to HUF 225.1 bn, mainly as a result of the impact of the sales of the two gas subsidiaries, the reduced value of export duty at ZMB joint venture and the lower mining royalty. Mining royalty decreased due to the combined effect of the disposal of the Szőreg-1 field and lower domestic and foreign production volumes as well as the higher regulated gas wholesale prices.

Personnel expenses

Personnel expenses for the period increased by 7% to HUF 117.3 bn, due to the combined effect of an average salary increase of 6.5% and 1.6% increase in average headcount. The closing headcount of MOL group increased by 8.6%, from 13,861 to 15,058, resulting from the acquisition of IES and Tifon in Q4 2007 and our international E&P expansion.

Of production costs incurred in the period, HUF 70.2 bn is attributable to the increase in the level of finished goods and work in progress, as opposed to the decrease of HUF 13.3 bn in 2006.

Exploration and Production Overview

HUF 78.9 bn operating profit

The Exploration and Production segment's operating profit was HUF 78.9 bn (USD 429 m) in 2007, 36% lower compared to 2006 in HUF-terms and 27% lower in USD-terms. The 12% lower production volumes (mainly as a consequence of suspended production of Szőreg-1 field due to its ongoing conversion into an underground gas storage facility) and the unfavourable exchange rate development (13% weaker USD against HUF) had a negative impact on operating profit in 2007, which was only partially compensated by the 11% higher Brent price.

Lower revenues ...

Upstream net sales plus other operating income decreased by HUF 55.2 bn to HUF 335.4 bn in 2007, mainly due to the Szőreg-1 field disposal and decrease in selling prices. Hungarian crude oil transfer prices decreased by 4%, while the Hungarian natural gas transfer and sale prices dropped by 13% in 2007 on an average, in HUF terms compared to 2006.

... partly compensated by lower expenditures

Upstream operating expenditures were HUF 11.1 bn lower year-on-year in 2007. The Group's total royalty payments decreased by HUF 26.8 bn in 2007, out of which the royalty paid by MOL Nyrt. (related to the Hungarian production) decreased to HUF 97.1 bn in 2007 compared to HUF 124.4 bn in 2006. The Hungarian royalty to energy price compensation budget paid on gas produced from fields put into operation before 1998 within this amount was HUF 66.2 bn in 2007, HUF 23.7 bn lower than in 2006. One-off items significantly increased Upstream costs: including a subsequent impairment of HUF 6.8 bn on certain suspended and depleted fields, HUF 5 bn impairment related to commercially non-viable discoveries in Yemen and a HUF 6.0 bn impairment of questionable collection of crude oil sales in 2007.

Main 2007 goals were met

Our main objective is to develop a strong and balanced portfolio with significant upside at an appropriate risk level, by maximizing the value of our existing resource base, acquiring new production, development and exploration assets, where we can deploy our skills and capabilities effectively. We also focus on enhanced and improved recovery of our existing producing fields and originating new projects in territories neighbouring our legacy assets. We made the following steps in 2007 to realise these targets:

- Intensive field development in order to balance production in our cash generating domestic projects (excluding production of Szőreg-1 field)
- Increased international hydrocarbon production by 1.8% year-on-year by acquiring new producing assets in Russia
- Increased total gross proved developed and undeveloped reserves in line with SEC guidelines (excluding Szőreg-1 field disposal and 25% of INA reserves)
- Presentation of P1 and P2 reserves according to SPE as well, providing a more realistic framework for reserves presentation from 2008 onward
- Highly competitive OPEX maintained on Group level
- Acquiring new exploration assets with strategic fit to enhance our existing portfolio

The total hydrocarbon production was 90.4 Mboe/day in 2007 compared to the 102.6 Mboe/day in 2006. The decline mainly was a consequence of suspended production of Szőreg-1 field due to its ongoing conversion into an underground gas storage facility. Hungarian assets contributed 70% of the total production while Russian fields dominated the international production.

Domestic hydrocarbon production

In 2007, the average Hungarian hydrocarbon production was 63.0 Mboe/day, compared to 75.7 Mboe/day in 2006. Hungarian crude oil production (without condensate) fell by 6.8% to 16.5 Mboe/day in 2007, compared to 2006, while natural gas production (net dry) was 39.4 Mboe/day, dropping by 17.8% year-on-year, of which 14% was caused by suspended production of the Szőreg-1 field.

Intensive field development

We put strong emphasis on development of our undeveloped reserves in Hungary spending HUF 8.2 bn in 2007 on such projects. The returns for such projects are expected to be strong as transportation infrastructure and gathering systems are available in their proximity.

EOR/IOR/ EGR projects to maximize recovery

In 2007 Enhanced Oil Recovery (EOR) technology was applied at 7 fields, representing 15.3% of total Hungarian crude oil production. The high oil price and favourable royalty regulation motivated us to investigate the further EOR/IOR/ EGR potential of our fields. In 2007 we analysed 130 objects and we selected 36 individual project plans to realize the certain domestic upside potential.

Szőreg-1 transfer to UGS

We continuously investigate the most profitable usage of our assets. Therefore we decided to transform one of our gas reservoirs (Szőreg-1) to underground gas storage facility. We believe that re-entering gas storage business will enable us to utilize profitably our gas fields close to depletion on a longer time horizon.

International production up 1.8% fuelled by acquisitions

International hydrocarbon production increased by 1.8% year-on-year to 27.4 Mboe/day in 2007 as our acquisitions in Russia could offset the lower volumes from the mature ZMB field (West Siberia, Russia, 50% MOL share).

Russian production balanced by new acquisitions

Our share of the crude oil production from the ZMB field reached 23.9 Mbbl/day in 2007, a 8.2% decrease compared to the previous year, while the Baitugan field (in Russia's Volga-Urals area, with a 100% MOL share) produced 1.8 Mbbl/day and the Matjushkinskaya fields (a 3,231 km^2 block in Tomsk region acquired in April 2007 with 100% interest) provided an additional 0.6 Mbbl/day average production with a peak production above 1.1 Mbbl/day in December.

Intensive field development in Russia

In ZMB field 23 new production and water injection wells were drilled in 2007. Regarding Baitugan field in 2007 the main task was to create the basis for the future production growth. Based on the modification and authorization of existing Field Development Plan the reconstruction of surface facilities has been started. Drilling activities has already started at the end of 2007. USD 260-275 mn will be spent on field development, which may increase daily production, according to our estimation, up to approximately 14.0 Mbbl/day by 2014. In Matjushkinskaya field new production wells were put into operation and existing wells were fractured resulting in higher production in December. Building of Central Processing Station and Commercial Access Point started with the purpose of decreasing transportation and oil preparation cost and provide the ability of processing increased production in the future.

Pakistani production 1.2 Mboe/day

Production in Manzalai and Makori fields in Tal block (Pakistan, 8.42% MOL share) was above 14.0 Mboe/day (1.2 Mboe/day net to MOL) in 2007. The completion of surface facilities, a 200 km gas pipeline and drilling of 6 production wells is in progress in line with our Field Development Plan. The appraisal of Makori field is expected to be done during 2008.

Our reserves according to SEC rules maintained excluding Szőreg disposal

According to our reserve review (excluding MOL's entitlement to 25% of INA d.d.'s reserves) in line with SEC guidelines, total gross proved developed and undeveloped reserves of the MOL Group at December 31, 2007 were 255.4 MMboe, consisting of 18.7 bcm (130.3 MMboe) of natural gas (including condensate and gas liquids) and 17.3 million t (125.1 MMboe) of crude oil. The net proved developed and undeveloped reserves at December 31, 2007 were 182.8 MMboe, consisting of 12.1 bcm (74.1 MMboe) of natural gas and 14.9 million t (108.7 MMboe) of crude oil.

Domestic reserves decreased

In Hungary, annual production in 2007 reduced our gross proved reserves by 22.9 MMboe, while the conversion of Szőreg reservoir to gas storage resulted in a further 17 MMboe decrease of gross proved reserves. New Hungarian discoveries and field extensions increased MOL's gross proved reserves by 1.3 MMboe, while the revaluation of reserves decreased the gross proved reserves by 10.7 MMboe.

Russian acquisitions increased international reserves

Internationally, reserve revisions resulted in an increase (mostly at Baitugan field acquired at the end of 2006) in gross proved reserves of 45.9 MMboe. In April 2007, we acquired Matjushkinskaya field which increased gross proved reserves as of year end by 2.3 MMbbl. The 2007 Russian and Pakistani production reduced our gross proved reserves by 9.8 MMboe.

An independent reserve audit was carried out in 2006 by DeGolyer and MacNaughton to determine the actual recoverable reserves of the ZMB field as at 31 December 2005. According to this audit, the 2005 year-end gross proved reserves of the ZMB field were 104.5 MMbbl (SEC-standards). MOL's share of gross proved reserves - taking into account 2006-2007 production - was 34.4 MMbbl as of 31 December 2007. The Baitugan field had 50.9 MMbbl of proved reserves according to the reserve audit (prepared in line with SEC guidelines) as of December 31, 2007. Proved reserves of the Matjushkinskaya field are 2.3 MMbbl (as per SEC guidelines).

Manzalai and Makori fields in Tal block (Pakistan, 8.42% MOL share) had 13.7 MMboe of proved gas and condensate reserves pertaining to our share, according to the reserve evaluation (prepared in line with SPE guidelines) as of December 31, 2007. Due to lack of long-term gas sale agreement we book only 0.5 MMboe of proved reserves according to SEC guidelines.

SPE P1+P2 reserves reaches 340 MMboe

Beginning from 2008, parallel to reserves presentation of proved reserves under US SEC, MOL will also publish its P1 and P2 reserves according to SPE. In the opinion of the Company, SPE guidelines provide a more realistic framework for reserves presentation. MOL's 2007 year-end SPE gross proved reserves are 277.2 MMboe, containing only MOL's Hungarian and international reserves excluding INA. SPE P1+2 figures are at 340.6 MMboe (excluding MOL's entitlement to 25% of INA d.d.'s reserves).

Highly competitive OPEX maintained

Although our unit cost of hydrocarbon production increased from 3.2 USD/boe in 2006 to 4.18 USD/boe in 2007 - as a result of unfavourable exchange rate movements and lower volumes- it remained highly competitive considering the 2006 European industrial average of 7.9 USD/boe.

Our main goal is to develop a strong and balanced portfolio

We carried out intensive exploration activity in Hungary and we continued with our international exploration projects in Pakistan, Kazakhstan, Oman and Yemen, and have started new projects in Russia, the Middle East-Central Asia region and in Africa in 2007 in line with our strategic objectives.

High exploration success rate of 50%

Our upstream had a strong exploration performance in 2007. Out of the total 16 exploration wells tested, 8 resulted in commercial discoveries, which represented a drilling success rate of 50%. These successes highlight the attractiveness of our Hungarian acreage position, where these positive results were encountered: we tested 13 wells from which 8 wells have been classified as gas producers and 5 wells have been dry or failed to produce commercial quantities of hydrocarbons on testing. There were 2 additional wells under test or awaiting testing in Hungary at the closing of this report.

New partners in conventional exploration...

In order to maximize skill-base and operating focus as well as to share risks and costs, we have teamed up with partners on several projects (our strategic partner INA from Croatia and Hungarian Horizon Energy, an affiliate of US-based Aspect Energy). Both co-operations were successful in 2007 evidenced by 5 successful exploratory drillings in the two joint operations.

...and in unconventional exploration	We also made a partnership with ExxonMobil to investigate a significant portion of Hungary's unconventional gas potential. The objective is to leverage ExxonMobil's extensive experience, advanced technology and know-how along with MOL's superior understanding of the Hungarian petroleum geology and industry operations to achieve successful results.
Strongest acreage position in Hungary	Our Group has the strongest acreage position in Hungary with 29 blocks and total exploration acreage of 33,825 km² at the end of 2007. In addition, two new exploration block permits were underway (2,735 km²).
Preparation of drilling campaign in Russia	In the Surgut-7 block (Russia, 100% MOL share) we identified three promising leads and prospects based on the first phase of seismic interpretation. Further 3D seismic acquisition is in progress. The drilling of the first prospect is planned to be spud in March 2008. The already producing Matjushkinskaya block has significant exploration potential, with a 2008 drilling campaign already prepared in 2007. Both blocks are near to existing production fields and surface facilities which may provide significant synergies in case of a discovery.
Further success in Pakistani exploration	In 2007 we have drilled a very promising exploration well on MamiKhel structure with natural gas and condensate discovery. In Margala and Margala North exploration blocks (situated in the eastern part of the productive Potwar basin of northern Pakistan) POL (Pakistan Oilfields Ltd.) received 30% share in both blocks out of our initial ownership of 100% at the beginning of 2007. We are in negotiations regarding further farm-out up to 20% in order to share the risks of the exploration with partners. In 2007 we conducted several geological, geophysical and field works in order to prepare compilation of 2D seismic acquisition in 2008.
Fedorovsky exploration block (Kazakhstan)	We are operating shareholder (27.5%) of the Fedorovsky exploration block in Kazakhstan. Following non-commercial oil inflow in one of our two prior exploration wells in the southern, basinal part of the Block the focus of exploration activities has been shifted to the northern part of the block.
Yemeni, Omani exploration projects	In Oman (100% MOL share) the 2008 seismic campaign has been prepared in 2007 with detailed planning of the different geophysical surveys and choosing of the potential contractors for the work. In Block 48 (Yemen, 100% MOL share) both wells (Tibela North-1 and Tibela Northwest-1) proved the previous geological model, but none of the wells gave commercial volume of hydrocarbon.
New exploration projects: in Kurdistan and Cameroon	MOL has entered into 2 PSCs with Kurdistan Regional Government and Gulf Keystone Petroleum Int. Ltd. in Iraq in November 2007. MOL is the operator of Block Akri-Bijeel with a working interest of 80% and has 20% non-operated working interest in Block Shaikan. In Cameroon we have signed an SPA with Tullow Oil for a 40% non-operated interest in Ngosso block at the end of 2007. Completion is subject to the Cameroonian Government's approval.

Refining and Marketing Overview

Operating profit up 12% in USD-terms, but stable in HUF-terms

Refining and Marketing operating profit increased by 12% in USD-terms to USD 935.4 mn in 2007, but remained almost stable at HUF 171.9 bn (down by a mere 1.9% year-on-year). Higher sales volumes, favourable crack-spreads and efficiency improvements compensated the negative impact of the weakening of US dollar against local currencies to a large extent.

Outstanding efficiency maintained

As in the previous years, our top ranking position amongst European downstream players was maintained throughout 2007. A key driver of our outstanding downstream performance is the high-quality refining and logistics asset base. The strategic and disciplined deployment of leading edge technologies enable us to convert heavier, sour crudes (92% of the crude supply in 2007) into a portfolio of highly marketable motor fuel products with lowest possible residue production. The supply chain optimization driven by the 'from-crude-to-plastics' concept throughout the entire value chain combined with the outstanding logistic networks largely contributed to our success.

Growth strategy successfully pursued

Growth strategy initiatives have been successfully pursued. For organic capabilities, a large-scale vacuum gas oil hydrocrack project package in Duna Refinery was launched in May 2007 to leverage on the growing middle distillate demand in our core markets. For inorganic capabilities, the Italian IES and the Croatian Tifon companies have been acquired in Q4 2007. For stretching into attractive new markets, long-term agreements with the Czech energy company CEZ have been concluded.

Dieselization shapes organic development

The growth of world demand for middle distillates (diesel, jet, heating oil) is expected to significantly outpace other products in the oil barrel for the next years. While the diesel deficit in Europe was estimated over 15 Mt in 2007, the gap is projected to grow further according to IEA. Current diesel deficit in the CEE region is also forecast to grow to 11 Mt, in line with these expectations. The growing demand offered a sound business opportunity for us.

Large-scale hydrocrack project to meet growing demand

To capture the emerging diesel growth, the implementation of a large-scale conversion (hydrocrack) package in the Duna Refinery has been launched. The pack has three main levers. Crude oil processing capacity will be revamped by 1.3 Mtpa to ensure the processing of higher quantities of REB type crudes. A grass-root new VGO Hydrocrack plant of 1.5 Mtpa capacity will be constructed to increase the refinery conversion level. Parallel to these, the existing Delayed Coker unit will have to be upgraded with an incremental 0.3 Mtpa capacity to process the residues. Capital expenditures for the investment are estimated at around EUR 300 mn. The package is expected to provide additional 1.3 Mtpa gas oil production thus elevating gas and heating oil yield from current 44% to 53% by 2011.

IES acquisition...

The implementation of non-organic growth strategy continued with the acquisition of the 100% share in Italiana Energia e Servici (IES), an oil refining and marketing company as of 15 November 2007. IES owns the Mantova refinery with 2.6 Mtpa capacity and has a network of 176 retail stations. The refinery, similarly to our

existing assets, is a pipeline-supplied, landlocked refinery with high complexity (NCI of 8.4) and produces good quality products at favourable product slates (middle distillate yield of 46%) from heavy crude oil.

...reaching new markets and building on current strengths

The new entity is located in the highly-motorized hub of North-East Italy. The transaction provides an excellent opportunity to reach out and expand our downstream activities into North-East Italy, Austria and Switzerland, adjacent to our current focus markets. The high-demand location will secure market channels beyond our local production also for volumes of INA refineries on the mid-run. We will improve the efficiency of the current operation by intensive transfer of our proven know-how and techniques in crude processing, refinery modernization and product marketing. The refinery will undergo an investment program of EUR 145 mn in 2008 focusing on gas oil desulfurization and related environmental expectations. We continue to explore the possibility of elevating processing capacity and residue conversion level, while expanding our captive markets through the profitable retail channel in Italy.

Tifon – expansion of retail network

We purchased 100% of Tifon, a fuel retail and wholesale company in Croatia as of 31 October 2007. Tifon, a respected fuel retailer, currently owns and operates a premium network of 35 well positioned fuel stations all over in Croatia. Tifon is the fourth largest fuel wholesaler with 8% market coverage in Croatia and its retail market share was 7% at the end of 2007. In addition, the company has more than 20 premium site develeopment projects under implementation, expected to be finished within the next two years.

With the transaction we made a further step to reach our retail strategic goals in the North-Adriatic region. We aim to raise network porfitability by improving Customer Value Proposition as well as by introducing efficient network management practicies for stringent cost-control.

JV with CEZ – entry into the electricity market

We created a strategic alliance and signed a joint venture agreement with CEZ energy company to create a joint gas-fired power and heat generation business in Central and South Eastern Europe, including Slovakia, Hungary, Croatia and Slovenia. The cooperation with CEZ provides an entry into a highly attractive regional electricity market with additional growth opportunities with a reputable partner. Our partnership also enhances our energy security of supply, increases our refinery efficiency and complexity and provides significant synergy opportunities.

The first major investment is the construction of two combined cycle gas turbine power plants (with 800MW capacity each) fuelled primarily by gas and also by refinery residuals at the Bratislava and Duna refinery sites. In addition, in Bratislava, the current thermal plant will be modernized and its capacity increased to 160MW. The expected investment by the parties in both projects will be approximately EUR 1.4 bn and the first year of operation is scheduled for 2013-14. This is an important step in cost effective steam and power supply while increasing the complexity of the refineries.

Refinery throughput up 6%

In 2007, we processed 13.3 Mt of crude oil, compared to 12.5 Mt in the previous year (an increase of 6.1%) supported by the smooth operation of our refineries. The Hungarian processing volume was 7.0 Mt in 2007, increased of 2.3% compared to 2006. The proportion of Hungarian crude oil processed at the Duna Refinery continued to fall in line with the trend seen in previous years, accounting for 11.4% (12.4% in 2006), while the volume of imported crude oil processed was higher by 3.5% than at base. Slovnaft processed 6.0 Mt of imported crude oil representing growth of 5.6% in comparison with 2006. The consolidation of IES boosted throughput by 0.3 Mt in Q4 2007.

Refinery sales up 8%

Aggregate product sales volumes were 13.1 Mt (including sales of LPG and gas products, but excluding the chemical raw materials sold to the Petrochemical segment), compared to 12.1 Mt in 2006. The consolidation of IES added 0.3 Mt to our refined product sales volumes in Q4 2007. We focused on our key markets in order to achieve our objective of profit optimization.

Leading position in our home markets maintained

Our Hungarian refinery product sales increased by 0.1 Mt to 4.9 Mt in 2007. We managed to increase sales of higher value products such as diesel (by 4%) and gasoline (by 3.5%) in 2007 year-on-year. Our sales in Slovakia increased by 4% (0.1 Mt), also supported mainly by higher diesel volumes and increase in gasoline sales by 9%.

Growing exports

Our exports increased from 5.8 Mt to 6.7 Mt mainly due to the higher gas and heating oil, gasoline and bitumen exports (up by 13% (0.4 Mt), by 8% (0.1 Mt) and by 134% (0.2 Mt), respectively) partially supported by the acquisitions of IES and Tifon in Q4 2007.

Demand remained healthy, above 6% growth

In spite of the increase of crude oil and international product quoted prices, the demand for motor fuels in the regional market increased further significantly by over 6% due to fast economic growth. Within motor fuels the demand for gasoline increased to a small extent, while consumption of diesel increased significantly, due to higher need for transportation driven by infrastructural investments and due to spread of diesel-engine passenger cars. MOL has successfully maintained its position on the regional market.

Hungarian motor fuel consumption grew by 4%

Motor fuel consumption increased in Hungary by more than 4% boosted by households, despite the austerity measures and moderate economic growth. Road transportation increased by 17% y-o-y on the basis of freight ton kilometres, while public sector fuel demand was cut back in 2007. We continued to maintain our strong position in the motor fuel wholesale market in 2007 driven by efficient commercial work and excellent product quality. Our sales increased in line with the growth in the market: motor gasoline sales increased by 3.5% and diesel by 4.2%. We have launched motor gasoline with minimum 4.4% (v/v) renewing fuel component content in Hungary as of 1st of July 2007. The introduction of motor gasoline with bio-ethanol content took place successfully. Since the end of 2007 we have also exclusively been distributing diesel with 4.4% (v/v) biodiesel content in Hungary.

Slovakian motor fuel demand up 6%

In Slovakia the motor gasoline consumption increased by 2%. Despite expansion of hypermarket filling stations, we could increase our market share in 2007 with sales increasing by more than 9% due to commercial work. Demand for diesel increased by more than 8% and our sales increased by 7%.

But bitumen demand in our core markets declined

Several infrastructural investments and highway construction projects were completed or arrived into a final phase before 2007, which had a significant impact on the bitumen market. The Hungarian consumption dropped by 45%. Our bitumen market share declined slightly to 71%. The Slovakian market declined by 25% compared to the previous year, but Slovnaft could increase its market share up to 65%.

Higher LPG market shares

We could improve both our wholesale and retail market shares in LPG in Hungary, despite decreasing demand on milder weather. Our wholesale market share increased from 76% of 2006 to 79% in 2007, while our retail market share improved marginally from 22% to 23%. In Slovakia the introduction of selling autogas through Slovnaft's filling station network continued through 95 filling stations at the end of 2007 compared to 84 in 2006. The number of our autogas sales sites was in Hungary 151, down by 4 sites from 2006.

Petchem feedstock volume was up 8%

In 2007, the total transferred volume to Petrochemical segment increased by 200 kt to 2,700 kt in 2007. Out of this, naphtha amounted to 1,994 kt and chemical gasoil was 203 kt (1,841 kt and 158 kt, respectively, in 2006). In 2007, our Petrochemical segment supplied 630 kt of by-products to our Refining and Marketing segment for further processing.

Retail network performance and customer satisfaction improved

We achieved considerable improvement in general brand perception through increasing customer satisfaction by 4% in our mature markets, Hungary, Slovakia and Romania. Customers rated fuel quality, general appearance of the filling station and the politeness of service with the same improving perception. MOL is viewed as the innovative, quality leader on most of our markets, which provide a good basis for generating solid returns on our investments. There is an ongoing knowledge-transfer and integration practice within retail to transfer key know-how from mature markets to new acquisitions (more than 200 retail outlets in 2007 from Tifon and IES) to quickly exploit synergies.

Stable retail volumes in Hungary

Hungarian retail sales (excluding LPG) remained stable (1.3% decrease in our gasoline sales was offset by the 0.9% increase in diesel sales), while the average throughput per site showed a 1.4% decrease in 2007 year-on-year. Our retail market share decreased by 1.6% to 36.7% (33.9% in gasoline and 39.7% in diesel), according to the Hungarian Oil Association (MÁSZ) in 2007. This was primarily due to the intensive growth of the hypermarkets and entrance of the new players into the market. Our shop sales increased by 12% while our card fuel sales decreased by 3.9% in 2007 year-on-year.

Throughput per site: up 13% in Slovakia...

We increased the average throughput per site by 13% in 2007, as a result of our continued efficiency improvement program in Slovakia. Based on the data of the SAPPO, our market share in Slovakia remained stable at 38.5% in gasoline and 41% in diesel.

... and up 8% in Romania

Our fuel sales in Romania decreased by 2.9%, due to the decrease in size of our network. We disposed of the 30 least competent filling stations, while we purchased only 11 in the deal with Petrom S.A. in 31 October 2006 and opened two filling stations in 2007. As a result, we had a temporary decrease in the sales volume, but we managed to increase the throughput per site by 7.8%. Our Romanian retail market share almost remained stable at 12.8%. Our shop sales in Romania are not comparable to the 2006 figure, due to change in the operational model.

By executing our strategy to expand our network, fuel sales in Serbia doubled to 49.3 million litres in 2007.

Close to 1000 petrol stations

At year end we had 994 petrol stations, including 357 in our main market of Hungary, 209 in Slovakia after the closure due to efficiency increase 122 in Romania, and 30 in the Czech Republic. We acquired Tifon d.o.o. with 35 petrol stations in Croatia as of 31st October 2007. Furthermore, we acquired IES in mid-November 2007 with 176 retail stations in Italy.

Petrochemicals Overview

Highest ever operating profit (+ 76% y-o-y)

The Petrochemical segment achieved its highest ever annual operating profit of HUF 40.9 bn in 2007 (up 76% from HUF 23.3 bn in 2006). The outstanding profit was mainly driven by all-time high production and sales volumes, improving internal operational efficiency, as well as the favourable trends in raw material and product markets characterising almost the whole year of 2007.

Record production volumes

Both monomer and polymer production increased significantly by 12% and 9% in 2007 compared to the previous year. The high capacity utilisation of new Steam Cracker continuously surpassing its nominal capacity in 2007, led to the highest ever ethylene production (870 kt). The high capacity utilisation of the new HDPE and PP units contributed to the highest ever polymer production (above 1.2 Mt).

7% increase in polymer sales volumes

Polymer sales volume improved by 7% compared to previous year, due to smooth and efficient operations and a positive market environment. The growth was the most significant in case of HDPE (+12%) and PP (+7%) products, mainly due to the higher capacity utilisation of the new HDPE and PP plants.

There was also a change in the structure of the polymer sales the ratio of HDPE grew to 33%, that of PP to 45% and LDPE the remaining 22%.

Both Hungarian and Slovakian sales volumes increased by each 12 kt compared to the previous year. The ratio of polymer export sales increased further, reflecting the improving commercial efficiency. We increased our sales mainly in the Czech, Austrian, German, Polish, and Italian markets.

Favorable integrated petrochemical margin

Almost the whole year of 2007 was characterised by favourable trends in raw material and product markets. The integrated petrochemical margin indicating the profit generating capability of the industry grew by 7.0% in EUR-terms year-on-year in 2007. In 2007, polyethylene (PE) quoted prices increased by 8-10%, and polypropylene (PP) quotations by 6-7% year-on-year, while naphtha quotations increased by 10% in EUR-terms. A weaker exchange rate against USD compare to the previous year had a positive effect on the integrated margin.

Natural Gas Overview

Close to base level operating profit reflecting the performance of gas transmission (FGSZ Zrt.)

The Natural Gas segment reported an operating profit of HUF 38.7 bn in 2007 compared to an operating profit of HUF 111.6 bn in 2006. The 2007 profit is not comparable to the basis, as operating profit of the gas segment in 2006 included a one-off gain and the profit of HUF 74.0 bn on the sale of gas subsidiaries (MOL Földgázellátó Zrt. and MOL Földgáztároló Zrt.) to E.ON on March 31st, 2006.
The profit of the gas business adjusted for the different operational conditions of the two periods and for the one-off gains from divestment of the gas business reflects the profit of FGSZ Földgázszállító Zrt. (FGSZ Zrt., previously called as MOL Földgázszállító Zrt.) in 2007. The storage business, which MOL re-entered in Q1 2007 by purchasing shares in MMBF Zrt. (previously called as MSZKSZ Zrt.) and the gas trading subsidiary MOL Energiakereskedő Kft. have very limited contribution to the overall operating profit of the gas segment at this stage.

FGSZ Zrt. operating profit remained stable

IFRS operating profit of FGSZ Zrt. remained stable at HUF 30.9 bn in 2007. Several factors influenced the operating profit of the domestic gas transmission: HUF 2.1 bn revenue was realized from the excess capacity fee invoiced to the players on the Hungarian market in 2006 but not in 2007 due to legal changes. Regulated revenues from Hungarian transmission increased by HUF 0.5 bn year-on-year to HUF 55.1 bn in 2007, as the regular tariff correction offset the negative impact of the 13.4% transmission volumes decrease caused by mild weather conditions.

The non-regulated transit natural gas transmission revenue decreased by 3.8% (to HUF 13.9 bn) compared to 2006. While transited natural gas volume remained stable, unfavorable forex rate changes deteriorated, gas prices and change of contractual conditions fuelled the growth of the transit fee.

The profit impact of reducing revenues was compensated by the 5.4% decrease in operating costs (without COGS and subcontractor performances). Within this, the natural gas cost used for operational purposes – mainly for compressors – showed saving of 25.6% as a consequence of the 15.5% volume decrease.

Capacity expansion – new pipeline construction

FGSZ Zrt. has already started the expansion of the Hungarian import pipeline capacity by 30 M m³/day, delivering gas to Hungary and the region from Q3 2009. Total CAPEX for the project is HUF 69 bn. The enlarged import capacity will give an opportunity to fulfill the future domestic demand and allow us to access gas stocks of the strategic storage in the future. In addition, it will enable us to enjoy a more pro-active role in future natural gas transmission businesses.

Strategic and commercial storage

We are again an active participant in the gas storage business through MMBF Zrt. (66.3% subsidiary of MOL). The MMBF Zrt. started the establishment of the underground gas storage facility with a strategic mobile capacity of 1.2 bcm and 0.7 bcm commercial capacities from a producing reservoir, Szőreg-1. The development, operated by MOL Nyrt. is proceeding according to schedule. The CAPEX estimated at HUF 150 bn, including the HUF 67 bn purchase price of the reservoir which has been sold by MOL to MMBF Zrt. The present infrastructure already enables MMBF to provide strategic gas storage services starting from January, 2008 whereas the whole development is expected to be completed by 2010.

Corporate and other segment overview

HUF 9.8 bn operating profit improvement (excluding one-off items)

Corporate and other operating profit of HUF 26.4 bn in 2007 includes a one-off gain of HUF 14.4 bn on the acquisition of a 42.25% minority interest in TVK, as a result of the excess of book value of the minority interest acquired over the consideration. It also includes subsequent settlement of HUF 44.3 bn from E.ON in connection with the sale of gas business, of which HUF 17.4 bn was recorded as a revenue in Q3 2007 and a further HUF 26.9 bn expected to be paid in Q1 2008.

Additional differences between the profits of the two periods are explained by certain non-recurring items, such as penalties paid and / or provided for at Slovnaft in 2006, or the gain on sale of Klingerova Kolónia (HUF 1.6 bn) a Slovnaft real estate in 2007, and lower project costs due to the difference in project scope between the two years.

Financial results

Net financial expense declined by HUF 21 bn

The net financial expense of HUF 16.6 bn was recorded in 2007 (compared to HUF 37.6 bn in 2006). Interest payable was HUF 16.9 bn in 2007 (HUF 13.4 bn in 2006) and interest received amounted to HUF 13.4 bn in 2007 (HUF 13.2 bn in 2006). A foreign exchange gain of HUF 7.6 bn has been recognised in 2007 compared to a foreign exchange loss of HUF 20.8 bn in 2006. The fair valuation expense on the conversion option embedded in the capital security issued in the monetization of treasury shares by Magnolia Finance Ltd. was HUF 13.0 bn (HUF 14.1 bn in 2006).

Income from associates

INA contributed net HUF 5.1 bn

Income from associates was HUF 5.3 bn, including contribution of HUF 5.1 bn from INA in 2007 as compared with HUF 4.4 bn in 2006 (net of additional depreciation on assets revalued to their fair value).

Profit before Taxation

As a result of the above-mentioned items, the Group's profit before taxation in 2007 was HUF 344.3 bn, compared to HUF 377.1 bn in 2006.

Taxation

Local trade tax & innovation fee were reclassified

Corporate tax expense (including local trade tax and innovation fees which have been reclassified from operating expenses in both periods) increased by HUF 42.2 bn to HUF 81.9 bn in 2007, primarily as a result of the current tax expense of MOL Nyrt. compared to the previous year's figure, which reflects MOL Nyrt.'s tax holiday. The different IFRS and tax treatment of the share repurchase option with BNP (treated as a derivative instrument for tax purposes on which a significant taxable gain has been realized in FY 2007) added HUF 7.1 bn to our tax expense. Furthermore the non-realised expense on the conversion option of our capital securities issued by Magnolia Finance Ltd. did not affect our tax base. The current tax expense is the result of the contribution of MOL Nyrt. (16% corporate tax and 4% solidarity surplus tax), Slovnaft a.s. (19% corporate tax rate) and TVK Nyrt. (16%+4%), of HUF 48.3 bn, HUF 12.0 bn and HUF 5.4 bn respectively, as well as the corporate tax payable on the profit of the ZMB joint venture (HUF 6.5 bn) and the corporate tax expense of the other subsidiaries.

Cash flow

Consolidated Cash Flow	**2007 (HUF mn)**	**2006 (HUF mn)**
Net cash provided by operating activities	315,506	529,508
of which movements in working capital	(61,511)	101,150
Net cash provided by/(used in) investing activities	(336,978)	111,669
Net cash used in financing activities	(245,951)	(287,481)
Net increase/(decrease) in cash equivalents	(267,423)	353,696

Operating cash flow down 40% mainly due to working capital increase

Operating cash flow in 2007 was HUF 315.5 bn, a 40% decrease compared to 2006. Operating cash flow before movements in working capital decreased by 4% compared to 2006. The change in working capital position decreased funds by HUF 61.5 bn, arising from an increase in inventories of HUF 86.0 bn, trade receivables of HUF 36.8 bn, other receivables of HUF 2.2 bn, trade payables of HUF 74.8 bn accompanied by a decrease in other payables of HUF 11.3 bn. Corporate taxes paid amounted to HUF 69.5 bn, relating to a cash outflow from the income taxes of MOL, Slovnaft and ZMB project companies.

Acquisitions boosted net cash used in investing activities

Net cash used in investing activities was HUF 337.0 bn compared with net cash of HUF 111.7 bn provided in 2006. The cash outflow of the current period reflects the combined effect of the consideration paid for the acquisition of the minority interest of TVK, the second installment paid for the acquisition of BaiTex LLC, the consideration paid for IES, Tifon and Energopetrol as well as the net settlements

of post-closing purchase price adjustment on sale of MOL Földgázellátó Zrt. to E.ON Ruhrgas International AG. The comparative figure for FY 2006 contains the consideration for gas subsidiaries (Wholesale and Storage) received at the time of closing the transaction and acquisition of BaiTex LLC.

Net financing cash outflows on capital structure optimisation

Net financing cash outflows amounted to HUF 246.0 bn, mainly as a result of the repurchase of treasury shares as part of our capital structure optimization program, our dividend payment and HUF 335.9 bn net drawn down of long-term debt while the comparative figure of 2006 contained the result of the issuance of the perpetual exchangeable capital securities by the fully consolidated Magnolia, repurchase of treasury shares and HUF 176.5 bn net repayment of long-term debt.

Funding overview

63% EUR-denominated debt

MOL Group's total debt increased from HUF 211.9 bn at year-end 2006 to HUF 636.3 bn at 31 December 2007. The currency composition of total debt was 63% EUR, 35% USD, 2% HUF and other currency as of 31 December 2007. Our net debt amounted to HUF 506.5 bn at the end of 2007.

Gearing ratio reached 35.6%

Our gearing ratio (net debt to the sum of net debt and total equity) was 35.6% at 31 December 2007.

Syndicated loans

The main pillars of the funding were the EUR 2.1 bn syndicated loan facility signed in October 2007, the EUR 825 mn syndicated loan facility, the 700 mn syndicated loan facility and the EUR 750 mn Eurobonds with a BBB- investment grade credit rating issued by MOL in September 2005. The EUR 2.1 bn facility is the largest ever Euroloan transaction for MOL which clearly shows the success of the company's financial strength and excellent operational outlook, as well as the high level of support from MOL's relationship banks in spite of the global credit market difficulties. The proceeds of the facility will be used for general corporate purposes (including acquisitions).

Risk management

Enterprise Risk Management

In the past two years MOL Group has significantly widened its existing risk management practice and enhanced the risk awareness culture across the whole organization through the implementation of Enterprise Risk Management (ERM) framework.

Enhanced risk culture

A core initiative of the ERM concept is to measure, manage and report different classes of risks (financial, operational and strategic) based on a common methodology and on consolidated basis. The ERM process identifies the possible risks and so enhances the risk awareness culture and discovers risk-return attributes of the whole group, business units and projects. Quantification of risks enables the company to choose the right risk mitigation tools in line with a defined "risk appetite" of the company. ERM helps strategic planning by facilitating the

alignment of MOL's strategic goals with its risk appetite. ERM is a perfect tool to build a business portfolio with optimized risk-return characteristics via using results of risk quantification in budgeting/CAPEX allocation.

State-of-the-art quantification methodology

ERM includes the following key elements:

- Identification of events and key risk drivers possibly effecting the earnings of MOL group in each business unit, quantification of probabilities and impact metrics to calculate the magnitude of this effect (using Cash Flow @ Risk approach)
- Regular reports about the results (including the risk mitigation proposals elaborated with the Business Units, results of these actions) to the Board of Directors, the Finance & Risk Management Committee Executive Board, and to the Management of Business Units
- Integration of the results into key decision making processes (i.e. strategic review, capital allocation, risk-return impact of particular business decisions)

Comprehensive approach in risk management

The key risk factors are identified in the Enterprise Risk Management model. It quantifies the financial, operational and strategic risks on a group level considering the portfolio effects.

Basically, the model uses the Monte Carlo approach that has been successfully applied so far in Financial Risk Management. As a result, different risk-return attributes can be evaluated for the whole group and for the different Business Units and these are used in making decisions on a Group level basis.

Risk outputs integrated into decision making

Financial risk outputs are already being updated on a monthly basis based on actual market data. In ERM, the operational and strategic risks will also be continually reviewed in line with recent changes in the technical, economic, geological and political environment. MOL will continue to prepare monthly reports on financial risks to the top management, while the full risk report including operational and strategic risks will be compiled quarterly for the Finance and Risk Management Committee and the Managing Directors of Business Units. Each report will contain proposals on mitigation actions together with interim reports on the status of actions taken by the concerned Business Units

Capital expenditure program

MOL Group CAPEX	**2007 (HUF mn)**	**2006 (HUF mn)**
Exploration and Production	56,691	79,639
Refining and Marketing*	206,400	74,808
Natural Gas	28,823	13,111
Petrochemicals	7,032	8,923
Corporate and other	64,454	10,731
Total	**363,400**	**187,212**

* Including Refining&Marketing, Retail and Lubricants segments

Almost doubling CAPEX on acquisitions

Our Group capital expenditures (CAPEX) including exploration costs increased from HUF 187.2 bn in 2006 to HUF 363.4 bn in 2007 primarily due to higher acquisition spending. We increased our share in TVK Nyrt., purchased an Italian refinery and a retail network in Croatia, and extended interests in Russia.

Exploration & Production CAPEX down HUF 23.0bn

In 2007, Exploration and Production segment spent HUF 16.4 bn on exploration activities, compared to HUF 13.3 bn in the previous year. HUF 17.2 bn was spent on domestic production projects at previously explored fields, compared to HUF 17.9 bn in 2006. Within the project program, company developed previously explored fields, continued the implementation of hydrocarbon production intensification programs and maintained the technical level of production facilities. Concerning international exploration and production projects, capital expenditures decreased by HUF 23.0 bn, from HUF 51.6 bn in 2006, mainly due to the smaller volume of acquisition activities. CAPEX contains the amounts spent, irrelevant whether it is expensed or capitalized, therefore does not contain capitalized FX differences.

Refining & Marketing CAPEX up 176%

Refining and Marketing segment expenditures increased by HUF 131.6 bn (up 176%) to HUF 206.4 bn in 2007. The amount contains CAPEX commitments, and does not contain capitalized FX differences. This segment consists of following businesses:

- Refining and Marketing Business expenditures were HUF 106.6 bn higher at HUF 170.6 bn in 2007 compared to the previous year. It is a combined result of the Italian Refinery acquisition (IES: HUF 121.6 bn) and lower implementation value of the Refinery projects (by HUF – 19.8 bn compared to previous year) due to completion of main projects in 2006 (Steam system intensification; Expanding MSA plant) and higher volume of periodical maintenance works in the previous year. In 2007 MOL implemented several logistics projects in the Refining and Marketing Division in order to ensure reliable operation of the pipeline system and logistics depots. Completion of these projects will ensure compliance with stringent authority and environmental requirements.
- In the Retail Business, capital expenditures increased to HUF 35.2 bn compared to HUF 10.5 bn in 2006 mainly due to the South Region's (MOL) acquisitions in Croatia and Bosnia in 2007. (Tifon: HUF 16.9 bn; Bosnia: HUF 4.6 bn).
- In case of Lubricant Business the capital expenditures increased by 55% to the previous year due to the higher volume of sales and production development.

Natural gas segment CAPEX up 120%

In the Natural Gas segment, capital expenditures were at HUF 28.8 bn, which HUF 15.7 bn higher than in 2006 as a consequence of MMBF Zrt. Investment (storage activities added to the Natural Gas segment in December 2007) and two key projects with high capital expenditures implemented in 2007 (Pilisvörösvár-Százhalombatta DN800 PN64; Increasing import capacity).

Petrochemicals segment CAPEX down 21%

Capital expenditures in the Petrochemical segment decreased by HUF 1.9 bn compared to 2006 due to the completion of the Strategic Development projects at TVK and Slovnaft in previous years that were followed by smaller maintenance type works.

Corporate & Other segment CAPEX up HUF 53.7bn

Capital expenditures of the Corporate and Other segment increased by HUF 53.7 bn year-on year to HUF 64.5 bn in 2007, mainly driven by acquisition spending (TVK: HUF 50.2 bn; MMBF: HUF 3.0 bn). In addition HUF 5.8 bn were spent on the further development of our Group information system and HUF 2.8 bn on the property maintenance.

Strategy

Our stated strategic goal is to maximise the potential from growth in "New Europe" while providing superior returns. Drawing on our disciplined transaction track record and proven transformation and integration skills, we continue to develop the group with a focus on growth and efficiency, while at the same time closely managing risk at the group level.

15% ROACE target

Predominantly we focus on achieving the return target of 15% ROACE (NOPLAT based) on the group level. In addition to organic developments we seek for acquisitions as well as partnerships to reach our return target. Our group ROACE excluding one-off items was 19% in 2007, well above the target.

Partnerships to add value

In order to achieve the strategic targets we actively seek strategic partnership opportunities and partners with complementary skills providing added value for the whole group or the different businesses. In 2007 we established a strategic cooperation with CEZ, the Czech energy provider, focusing on gas-fired power generation opportunities in Central and South Eastern Europe, including Slovakia, Hungary, Croatia and Slovenia. This strategic alliance with CEZ will provide an entry into the highly attractive regional electricity market and will also enhance the energy integration of our refineries.

Furthermore, we signed a strategic co-operation agreement with Oman Oil Company in Q1 2008, which could provide us significant growth potential in upstream and downstream businesses in the Middle-East, Central Asia and in other regions thus creating further value for the shareholders.

We initiated to establish a joint transmission company to operate an integrated Central and South-East European gas pipeline network. The new company would have one of the longest gas pipeline networks in Europe (27,000km) and would be well positioned to leverage international capital markets to finance major projects. Consumers would also enjoy the benefits of an integrated platform for gas supply and a greater overall security of supply.

Dividend payout ratio of 40%

Our Board intends to increase the dividend payout ratio towards 40% of normalised earnings from 2008, depending on investment opportunities.

Organic EBITDA target of USD 2.9bn by 2011	Excluding any future M&A activity, the company is targeting Group EBITDA of USD 2.9 billion in the year of 2011, representing a compound annual average growth of 6.5% between 2006 and 2011 (based on the 2006 macro environment). We estimate that its organic capital expenditure will be approximately USD 5.3 billion between 2007 and 2010.
Exploration & Production targets	As result of our organic projects, total hydrocarbon production is expected at 110-120 Mboe/day by 2011. In Hungary our main goal is to moderate the decline of production and to keep the top-European efficiency in terms of unit costs. To achieve this, we intend to work our exploration acreage in a more intensive way, putting ever harder emphasis on partnerships, but at the same time we continuously develop our newly discovered fields as well as work on new projects – exploiting a period of high hydrocarbon prices – which all aim to enhance the brownfield potential of some of its oil and gas fields through enhanced or improved hydrocarbon recovery methods (EOR/IOR/EGR). In international arena we continue the development of the previously acquired Russian assets and the already discovered Pakistani reserves. We carry out exploration activities in a growing number of countries. Finally, we intend to develop a stronger, balanced portfolio through acquisitions with significant upside opportunities at appropriate geologic and technical risk level.
Refining & Marketing targets	Our aim is to maintain our efficiency leadership of our Refining & Marketing segment and leverage it to new growth markets. Organic projects, including the Hydrocrack project at Duna Refinery, is expected to boost refinery capacity to 310,000 barrels per day, while the acquisition of Italian IES added further 52,400 barrels per day. The Hydrocracker project in Duna Refinery is expected to improve EBITDA by approximately USD 150 mn per year starting in 2011 (based on 2006 macro environment), raising gas and heating oil yields of our group from 44% in 2006 to 53% in 2011. The CAPEX budget is very competitive at EUR 300 mn, as a result of our existing high complexity asset base. We target an efficient group retail network within its refineries' supply radius. The acquisition of Italian IES and Croatian Tifon in Q4 2007 added 176 and 35 stations respectively, raising the total number of petrol stations to 994 by the end of 2007. We actively investigate further value creative acquisition and/or partnership opportunities in both refining/marketing and retail businesses, especially in the high growth Central European region. We also seek selectively M&A opportunities in the Mediterranean and CIS regions.
Petrochemical targets	Our aim is to strengthen its traditional niche market position on Western markets, while developing its presence in strategic Eastern growth markets. The TVK-Slovnaft petrochemicals merger will further improve the already cost effective operations.

The capacity of our ethylene plants is planned to increase to 870 kt, while polymer capacity expected to reach 1.3 mn tonnes per annum through the cost effective intensification of TVK units, revamp of Slovnaft's ethylene cracker and replacement of LDPE unit by 2012.

Natural gas targets

We see significant profit upside in gas storage business. The first project with a 1.2 bn cubic meter strategic and 0.7 bcm commercial storage capacities are expected to start operation in 2010.

The international gas transit volume is expected to double by 2011 as a result of building pipeline connections to the neighbouring Croatia and Romania. The import capacity extension project will open the way for further regional transit opportunities.

MOL Magyar Olaj- és Gázipari Nyrt. and Subsidiaries

Consolidated financial statements prepared in accordance with International Financial Reporting Standards together with the independent auditors' report

31 December 2007

Independent Auditors' Report

To the Shareholders of MOL Magyar Olaj- és Gázipari Nyrt.:

1.) We have audited the accompanying financial statements of MOL Magyar Olaj- és Gázipari Nyrt. and its subsidiaries ("the Group"), which comprise the consolidated balance sheet as at 31 December 2007 and the consolidated income statement, consolidated statement of changes in equity and consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes on pages 78-167.

Management's Responsibility for the Financial Statements

2.) Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

3.) Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

4.) An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate for the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

5.) We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

6.) In our opinion, the financial statements give a true and fair view of the consolidated financial position of the Group as of 31 December 2007, and of the consolidated results of their operations and their cash flows for the year then ended in accordance with International Financial Reporting Standards.



Ernst & Young Kft.
Budapest, Hungary
20 March 2008

MOL Magyar Olaj- és Gázipari Nyrt. and Subsidiaries

Consolidated financial statements prepared in accordance with International Financial Reporting Standards

31 December 2007

Budapest, 20 March 2008

Zsolt Hernádi
Chairman of the Board of Directors
Chief Executive Officer

József Molnár
Group Chief Financial Officer

Consolidated balance sheet

31 December 2007

ASSETS	Notes	2007 HUF million	2006 Restated HUF million
Non-current assets			
Intangible assets	3	160,553	89,011
Property, plant and equipment, net	4	1,173,686	1,031,422
Investments in associated companies	9	144,754	131,569
Available-for-sale investments	10	1,362	1,597
Deferred tax assets	28	20,162	20,500
Other non-current assets	11	32,567	26,936
Total non-current assets		**1,533,084**	**1,301,035**
Current assets			
Inventories	12	318,604	181,030
Trade receivables, net	13	353,556	229,986
Other current assets	14	82,397	43,728
Prepaid taxes		3,680	10,449
Cash and cash equivalents	15	129,721	399,104
Total current assets		**887,958**	**864,297**
TOTAL ASSETS		**2,421,042**	**2,165,332**

EQUITY AND LIABILITIES			
Equity attributable to equity holders of the parent			
Share capital	16	65,950	83,467
Reserves	17	468,418	666,716
Profit for the year attributable to equity holders of the parent		257,796	329,483
Equity attributable to equity holders of the parent		792,164	1,079,666
Minority interests		124,902	191,537
Total equity		**917,066**	**1,271,203**
Non-current liabilities			
Long-term debt, net of current portion	18	526,992	208,279
Provisions	19	114,222	112,646
Deferred tax liabilities	28	71,238	33,181
Other non-current liabilities	20	138,094	56,881
Total non-current liabilities		**850,546**	**410,987**
Current liabilities			
Trade and other payables	21	525,489	467,694
Current tax payable		6,234	1,288
Provisions	19	12,450	10,507
Short-term debt	22	57,976	2,175
Current portion of long-term debt	18	51,281	1,478
Total current liabilities		**653,430**	**483,142**
TOTAL EQUITY AND LIABILITIES		**2,421,042**	**2,165,332**

The notes are an integral part of these consolidated financial statements

Consolidated income statement

31 December 2007

	Notes	2007 HUF million	2006 Restated HUF million
Net revenue	23	2,593,951	2,891,061
Other operating income	24	75,063	101,088
Total operating income		**2,669,014**	**2,992,149**
Raw materials and consumables used		1,916,196	2,092,452
Personnel expenses	25	117,260	109,325
Depreciation, depletion, amortisation and impairment		140,538	132,826
Other operating expenses	26	225,098	262,721
Change in inventories of finished goods and work in progress		(70,181)	13,337
Work performed by the enterprise and capitalized		(15,402)	(28,084)
Total operating expenses		**2,313,509**	**2,582,577**
Profit from operations		**355,505**	**409,572**
Financial income	27	22,096	17,676
Financial expense	27	38,663	55,294
Of which: Fair valuation difference of conversion option	27	12,966	14,131
Financial (income)/expense, net	**27**	**16,567**	**37,618**
Income from associates		5,318	5,195
Profit before tax		**344,256**	**377,149**
Income tax expense	28	81,853	39,623
Profit for the year		**262,403**	**337,526**
Attributable to:			
Equity holders of the parent		257,796	329,483
Minority interests		4,607	8,043
Basic earnings per share attributable to ordinary equity holders of the parent (HUF)	**29**	**3,057**	**3,424**
Diluted earnings per share attributable to ordinary equity holders of the parent (HUF)	**29**	**2,981**	**3,376**

The notes are an integral part of these consolidated financial statements

Consolidated statement of changes in equity

31 December 2007

	Share capital	Share premium	Fair valuation reserve
	HUF million	HUF million	HUF million
Opening balance 1 January 2006	**94,020**	**134,850**	**1,662**
Cash flow hedges, net of deferred tax	-	-	1,132
Available for sale financial instruments, net of deferred tax	-	-	2,136
Currency translation differences	-	-	-
Total income and expense for the year recognized directly in equity	-	-	3,268
Profit for the year	-	-	-
Total income and expense for the year	-	-	3,268
Transfer to reserves of retained profit for the previous year	-	-	-
Equity dividends	-	-	-
Dividends to minority interests	-	-	-
Net change in balance of treasury shares held	(10,898)	(226,275)	-
Equity recorded for share-based payments	-	-	-
Conversion of convertible bonds	345	1,595	-
Issuance of Perpetual Exchangeable Capital Securities	-	-	-
Shares under repurchase obligation	-	-	-
Closing balance 31 December 2006	**83,467**	**(89,830)**	**4,930**
Cash flow hedges, net of deferred tax	-	-	60
Available for sale financial instruments, net of deferred tax	-	-	670
Currency translation differences	-	-	-
Total income and expense for the year recognized directly in equity	-	-	730
Profit for the year	-	-	-
Total income and expense for the year	-	-	730
Transfer to reserves of retained profit for the previous year	-	-	-
Equity dividends	-	-	-
Dividends to minority interests	-	-	-
Net change in balance of treasury shares held	(17,862)	(490,517)	-
Equity recorded for share-based payments	-	-	-
Conversion of convertible bonds	345	1,595	-
Net of capital increase and decrease	-	-	-
Acquisition of subsidiaries	-	-	-
Acquisition of minority interests	-	-	-
Closing balance 31 December 2007	**65,950**	**(578,752)**	**5,660**

The notes are an integral part of these consolidated financial statements

Translation reserve	Equity component of debt and difference in buy-back prices	Retained earnings	Total reserves	Profit for the year attributable to equity holders of the parent	Equity attributable to equity holders of the parent	Minority interests	Total equity
HUF million	HUF million	HUF million	HUF million	HUF million	HUF million	HUF million	HUF million
31,704	(5,456)	481,580	644,340	244,919	983,279	70,359	1,053,638
-	-	-	1,132	-	1,132	-	1,132
-	-	-	2,136	-	2,136	-	2,136
32,307	-	-	32,307	-	32,307	631	32,938
32,307	-	-	35,575	-	35,575	631	36,206
-	-	-	-	329,483	329,483	8,043	337,526
32,307	-	-	35,575	329,483	365,058	8,674	373,732
-	-	244,919	244,919	(244,919)	-	-	-
-	-	(30,195)	(30,195)	-	(30,195)	-	(30,195)
-	-	-	-	-	-	(8,660)	(8,660)
-	-	-	(226,275)	-	(237,173)	-	(237,173)
-	-	(625)	(625)	-	(625)	-	(625)
-	-	-	1,595	-	1,940	-	1,940
-	-	-	-	-	-	121,164	121,164
-	(2,618)	-	(2,618)	-	(2,618)	-	(2,618)
64,011	(8,074)	695,679	666,716	329,483	1,079,666	191,537	1,271,203
-	-	-	60	-	60	-	60
-	-	-	670	-	670	-	670
2,456	-	-	2,456	-	2,456	247	2,703
2,456	-	-	3,186	-	3,186	247	3,433
-	-	-	-	257,796	257,796	4,607	262,403
2,456	-	-	3,186	257,796	260,982	4,854	265,836
-	-	329,483	329,483	(329,483)	-	-	-
-	-	(42,398)	(42,398)	-	(42,398)	-	(42,398)
-	-	-	-	-	-	(10,499)	(10,499)
-	-	-	(490,517)	-	(508,379)	-	(508,379)
-	-	353	353	-	353	-	353
-	-	-	1,595	-	1,940	-	1,940
-	-	-	-	-	-	2,748	2,748
-	-	-	-	-	-	776	776
-	-	-	-	-	-	(64,514)	(64,514)
66,467	(8,074)	983,117	468,418	257,796	792,164	124,902	917,066

Consolidated cash flow statement

31 December 2007

	Notes	2007 HUF million	2006 Restated HUF million
Profit before tax		**344,256**	**377,149**
Depreciation, depletion, amortisation and impairment		140,538	132,826
Excess of carrying value of TVK minority interest acquired over the consideration		(14,351)	-
Write-off of inventories, net		1,369	2,383
Increase / (decrease) in provisions		(1,065)	2,824
Net (gain) / loss on sale of property, plant and equipment		(2,836)	(1,124)
Write-off / (reversal of write-off) of receivables		7,973	3,942
Unrealised foreign exchange (gain) / loss on trade receivables and trade payables		(1,261)	522
Net gain on sale of subsidiaries		(44,323)	(86,316)
Exploration and development costs expensed during the year		6,706	5,469
Share-based payment		353	(489)
Interest income		(13,370)	(13,191)
Interest on borrowings		16,946	13,427
Net foreign exchange (gain) / loss excluding foreign exchange differences on trade receivables and trade payables		(7,635)	20,754
Fair valuation difference of conversion option (see Note 27)		12,966	14,131
Other financial (gain) / loss, net		2,887	(3,616)
Share of net profit of associate		(5,318)	(5,195)
Other non cash items		2,676	3,397
Operating cash flow before changes in working capital		**446,511**	**466,893**
Decrease / (increase) in inventories		(86,011)	72,706
Decrease / (increase) in trade receivables		(36,803)	10,896
Decrease / (increase) in other current assets		(2,237)	5,016
(Decrease) / increase in trade payables		74,784	(20,948)
(Decrease) / increase in other payables		(11,244)	33,480

The notes are an integral part of these consolidated financial statements

	Notes	2007 HUF million	2006 Restated HUF million
Income taxes paid		**(69,494)**	**(38,535)**
Net cash provided by operating activities		**315,506**	**529,508**
Capital expenditures, exploration and development costs		(158,075)	(144,846)
Proceeds from disposals of property, plant and equipment		4,532	8,816
Acquisition of subsidiaries and minority interests, net cash (see Note 6)	34	(189,805)	(42,462)
Acquisition of joint ventures, net cash (see Note 8)	34	(1,953)	-
Acquisition of other investments		(464)	-
Net cash inflow / (outflow) on sale of subsidiary undertakings (see Note 7)		(7,468)	272,126
Proceeds from disposal of associated companies and other investments (see Note 9 and 10)		-	3,187
Changes in loans given and long-term bank deposits		21	1,493
Changes in short-term investments		707	(112)
Interest received and other financial income		14,319	12,637
Dividends received		1,208	830
Net cash provided by / (used in) investing activities		**(336,978)**	**111,669**
Issuance of Perpetual Exchangeable Capital Securities (see Note 16)		-	159,174
Long-term debt drawn down	34	544,844	432,020
Repayments of long-term debt		(208,977)	(608,486)
Changes in other long-term liabilities		33	(137)
Changes in short-term debt		1,121	33,791
Interest paid and other financial costs		(24,528)	(26,815)
Dividends paid to shareholders		(42,342)	(30,174)
Dividends paid to minority interest		(10,471)	(8,755)
Minority shareholders contribution		2,748	-
Repurchase of treasury shares		(508,379)	(238,099)
Net cash used in financing activities		**(245,951)**	**(287,481)**
(Decrease) / increase in cash and cash equivalents		**(267,423)**	**353,696**
Cash and cash equivalents at the beginning of the year		399,104	64,170
Cash effect of consolidation of subsidiaries previously accounted for as other investment		-	214
Exchange differences of cash and cash equivalents of consolidated foreign subsidiaries		(1,985)	1,098
Unrealised foreign exchange difference on cash and cash equivalents		25	(20,074)
Cash and cash equivalents at the end of the year		129,721	399,104

The notes are an integral part of these consolidated financial statements

Notes to the consolidated financial statements prepared in accordance with International Financial Reporting Standards

31 December 2007

1 General

MOL Magyar Olaj- és Gázipari Nyrt. (hereinafter referred to as MOL Nyrt., MOL or the parent company) was incorporated on 1 October 1991 on the transformation of its legal predecessor, the Országos Kőolaj- és Gázipari Tröszt (OKGT). In accordance with the law on the transformation of unincorporated state-owned enterprises, the assets and liabilities of OKGT were revalued as at that date. MOL Nyrt. and its subsidiaries (hereinafter referred to as the Group or MOL Group) are involved in the exploration and production of crude oil, natural gas and other gas products, refining, transportation and storage of crude oil and wholesale and retail marketing of crude oil products, production and sale of olefins and polyolefins. The number of the employees in the Group as of 31 December 2007 and 2006 was 15,058 and 13,861, respectively. The registered office address of the Company is Október huszonharmadika u. 18., Budapest, Hungary.

The shares of the Company are listed on the Budapest and the Warsaw Stock Exchange. Depositary Receipts (DRs) are listed on the Luxembourg Stock Exchange and are quoted on the International Order Book in London and other over the counter markets in New York, Berlin and Munich.

2.1 Authorization, statement of compliance and basis of preparation

i) Authorization and statement of compliance

These consolidated financial statements have been approved and authorised for issue by the Board of Directors on 20 March 2008.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and all applicable IFRSs that have been adopted by the European Union (EU). IFRS comprise standards and interpretations approved by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC).

Effective 1 January 2005, the change in the Hungarian Accounting Act allows the Group to prepare its consolidated financial statements in accordance with IFRS that have been adopted by the EU. Currently, due to the endorsement process of the EU and the activities of the Group, there is no difference in the policies applied by the Group between IFRS and IFRS that have been adopted by the EU.

Presentation of the financial statements complies with the requirements of the relevant standards. With respect to the conversion option embedded in the perpetual exchangeable capital securities issued in 2006, the revaluation difference arising on this option has been presented as a separate line item on the face of the income statement. The management believes that by separating this non-cash item improves the transparency of the financial statements, since the gain or loss recognized thereon is not affected by the operations of the Group or any relevant factors of the external business environment influencing these operations. For further details on the conversion option see Note 16.

ii) Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and IFRIC interpretations issued and effective on 31 December 2007. The Group has not early adopted any IFRS or IFRIC interpretation issued but not yet effective as of this date.

MOL Nyrt. prepares its statutory unconsolidated financial statements in accordance with the requirements of the accounting regulations contained in Law C of 2000 on Accounting (HAS). Some of the accounting principles prescribed in this law differ from IFRS.

For the purposes of the application of the Historical Cost Convention, the consolidated financial statements treat the Company as having come into existence as of 1 October 1991, at the carrying values of assets and liabilities determined at that date, subject to the IFRS adjustments.

The financial year is the same as the calendar year.

iii) Principles of Consolidation

Subsidiaries
The consolidated financial statements include the accounts of MOL Nyrt. and the subsidiaries that it controls. This control is normally evidenced when the Group owns, either directly or indirectly, more than 50% of the voting rights of a company's share capital and is able to govern the financial and operating policies of an enterprise so as to benefit from its activities. As required by IAS 27, immediately exercisable voting rights are taken into account when determining control.

The purchase method of accounting is used for acquired businesses by measuring assets and liabilities at their fair values upon acquisition, the date of which is determined with reference to the date of obtaining control. Minority interest is stated at the minority's proportion of the fair values of net assets. The income and expenses of companies acquired or disposed of during the year are included in the consolidated financial statements from the date of acquisition or up to the date of disposal.

Intercompany balances and transactions, including intercompany profits and unrealised profits and losses are eliminated. The consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

Minority interests represent the profit or loss and net assets not held by the Group and are shown separately in the consolidated balance sheet and the consolidated income statement, respectively. Acquisitions of minority interests are accounted for using the parent company extension method, whereby the difference between the consideration and the book value of the share of the net assets acquired is recognized as goodwill.

Joint ventures

A joint venture is a contractual arrangement whereby two or more parties (venturers) undertake an economic activity that is subject to joint control. Joint control exists only when the strategic financial and operating decisions relating to the activity require the unanimous consent of the venturers. A jointly controlled entity is a joint venture that involves the establishment of a company, partnership or other entity to engage in economic activity that the Group jointly controls with its fellow venturers.

The Company's interests in its joint ventures are accounted for by the proportionate consolidation method, where a proportionate share of the joint venture's assets, liabilities, income and expenses is combined with similar items in the consolidated financial statements on a line-by-line basis. The financial statements of the joint ventures are prepared for the same reporting year as the parent company, using consistent accounting policies.

When the Group contributes or sells assets to the joint venture, any portion of gain or loss from the transaction is recognized based on the substance of the transaction. When the Group purchases assets from the joint venture, the Group does not recognize its share of the profits of the joint venture from the transaction until it resells the assets to an independent party.

Investments in associates

An associate is an entity over which the Group is in a position to exercise significant influence through participation in the financial and operating policy decisions of the investee, but which is not a subsidiary or a jointly controlled entity.

The Group's investments in its associates are accounted for using the equity method of accounting. Under the equity method, the investment in the associate is carried in the balance sheet at cost plus post acquisition changes in the Group's share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortised. The income statement reflects the share of the results of operations of the associate. Where there has been a change recognized directly in the equity of the associate, the Group recognises its share of any changes and discloses this, when applicable, in the statement of changes in equity. Profits and losses resulting from transactions between the Group and the associate are eliminated to the extent of the interest in the associate.

The reporting dates of the associate and the Group are identical and the associate's accounting policies conform to those used by the Group for like transactions and events in similar circumstances.

Investments in associates are assessed to determine whether there is any objective evidence of impairment. If there is evidence the recoverable amount of the investment is determined to identify any impairment loss to be recognized. Where losses were made in previous years, an assessment of the factors is made to determine if any loss may be reversed.

2.2 Changes in Accounting Policies

The Group has changed its accounting policy to disclose Hungarian local trade tax and innovation fee as income tax expense as these tax types show the characteristics of income taxes rather than operating expenses. In previous years, local trade tax and innovation fee has been recorded as operating expense. The change in disclosure resulted in a reclassification from operating expenses to income tax expense of HUF 11,796 million and HUF 14,759 million in 2007 and 2006, respectively, with no impact on net income or equity. Comparative periods have been restated accordingly.

The accounting policies adopted are otherwise consistent with those applied in the previous financial years, apart from some further minor modifications in the classification of certain items in the balance sheet or the income statement, none of which has resulted in a significant impact on the financial statements. Comparative periods have been restated to reflect these minor reclassifications.

The Group has adopted the following new and amended IFRS and IFRIC interpretations during the year. Except as noted below, adoption of these standards and interpretations did not have any effect on the financial statements of the Group. They did however give rise to additional disclosures.

- IFRS 7 Financial Instruments: Disclosures
- IAS 1 (amended 2005) Presentation of Financial Statements
- IFRIC 8 Scope of IFRS 2
- IFRIC 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies
- IFRIC 9 Reassessment of Embedded Derivatives
- IFRIC 10 Interim Financial Reporting and Impairment
- IFRIC 11 IFRS 2 – Group and Treasury Share transactions

The Group has not early adopted any standards and interpretations that were published but not yet effective.

The principal effects of these changes are as follows:

IFRS 7 Financial Instruments: Disclosures
Upon adoption of IFRS 7, the Group discloses additional information about its financial instruments, their significance and the nature and extent of risks to which they give rise. More specifically, the Group is required to disclose the fair value of its financial instruments and its risk exposure in greater detail. The new disclosures are included throughout the financial statements.

IAS 1 (amended 2005) Presentation of Financial Statements

Amendments to IAS 1 also require certain additional disclosures to enable users of the financial statements to evaluate the Group's capital management policies and objectives. These new disclosures are shown in Note 30.

IFRIC 8 Scope of IFRS 2

IFRIC Interpretation 8 requires IFRS 2 to be applied to any arrangements where equity instruments are issued for consideration which appears to be less than fair value. As equity instruments are only issued to employees in accordance with the employee share scheme, the interpretation had no impact on the financial position of the Group.

IFRIC 9 Reassessment of Embedded Derivatives

IFRIC 9 states that the date to assess the existence of an embedded derivative is the date that an entity first becomes a party to the contract, with reassessment only if there is a change to the contract that significantly modifies the cash flows. The interpretation had no impact on the existing embedded derivative requiring separation from the host contract, disclosed in Note 11.

IFRIC 10 Interim Financial Reporting and Impairment

The Group adopted IFRIC Interpretation 10 as of 1 January 2007, which requires that an entity must not reverse an impairment loss recognised in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost. As the Group had no impairment losses previously reversed, the interpretation had no impact on the financial position or performance of the Group.

Issued but not yet effective International Financial Reporting Standards

At the date of authorisation of these financial statements, the following standards and interpretations were in issue but not yet effective:

- IFRS 2 Share-based Payment (amendment) – Vesting Conditions and Cancellations
  This amendment to IFRS 2 – Share-based Payment clarifies the definition of vesting and non-vesting conditions, as well as the accounting treatment of cancellations. The amendment will have no material impact on the existing share-based schemes of the Group.

- IFRS 3 Business Combinations
  This revised standard comes into effect for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009. It contains a numerous changes compared to the previous IFRS 3. Among others, non-controlling interests must be measured either at fair value or as the non-controlling interest's proportionate share of the acquiree's net identifiable assets, where previously only the latter was permitted. Additional guidance was added on recognizing contingencies and measuring certain identifiable assets and liabilities of the acquiree. Furthermore, costs incurred by the acquirer in connection with the business combination must be recognized as expense, as opposed to the previous treatment which required these to be included in the calculation of goodwill. The revision will have no material impact on the currently reported financial position of the Group.

- IFRS 8 Operating Segments
  This standard requires disclosure of information about the Group's operating segments and replaces the requirement to determine primary (business) and secondary (geographical)

reporting segments of the Group. The management expects that there will be no change in the current disclosures, as the primary business segments determined for reporting purposes will qualify as operating segments under the new standard.

- IAS 23 Borrowing Costs
  A revised IAS 23 Borrowing costs was issued in March 2007, and becomes effective for financial years beginning on or after 1 January 2009. The standard has been revised to require capitalisation of borrowing costs when such costs relate to a qualifying asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. The Group currently follows this policy, therefore the change will have no impact on the consolidated financial statements.

- IAS 27 Consolidated and Separate Financial Statements
  This revised standard must be applied for annual periods beginning on or after 1 July 2009. It requires the attribution of total comprehensive income to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interest having a negative balance. The previous standard allocated such excess losses to the owners of the parent except for some rare circumstances. In addition, requirements were added to treat changes in a parent's ownership interest in a subsidiary which do not result in the loss of control within equity, as well as specifying that any gain or loss arising on the loss of control of a subsidiary must be recognized in profit or loss. The revision will have no material impact on the currently reported financial position of the Group.

- IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements (amendment) - Puttable Financial Instruments and Obligations Arising on Liquidation
  These revised standards require some puttable financial instruments and some financial instruments that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation to be classified as equity. The amendment will have no impact on the existing financial instruments of the Group.

- IFRIC 11 IFRS 2 – Group and Treasury Share transactions
  This interpretation requires arrangements whereby an employee is granted rights to an entity's equity instruments to be accounted for as an equity-settled scheme, even if the entity buys the instruments from another party, or the shareholders provide the equity instruments needed. The existing equity-settled scheme in the Group will not be affected by this interpretation.

- IFRIC 12 Service Concession Arrangements
  IFRIC Interpretation 12 was issued in November 2006 and becomes effective for annual periods beginning on or after 1 January 2008. This interpretation applies to service concession operators and explains how to account for the obligations undertaken and rights received in service concession arrangements. No member of the Group is an operator and hence this interpretation will have no impact on the Group.

- IFRIC 13 Customer Loyalty programmes
  IFRIC Interpretation 13 was issued in June 2007 and becomes effective for annual periods beginning on or after 1 July 2008. This interpretation requires customer loyalty award credits to be accounted for as a separate component of the sales transaction in which they are granted and therefore part of the fair value of the consideration received is allocated to the award

credits and deferred over the period that the award credits are fulfilled. The Group expects that this interpretation will have no material impact on the Group's financial statements based on the currently existing retail loyalty schemes.

- IFRIC 14 IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction
  IFRIC Interpretation 14 was issued in July 2007 and becomes effective for annual periods beginning on or after 1 January 2008. This interpretation provides guidance on how to assess the limit on the amount of surplus in a defined benefit scheme that can be recognised as an asset under IAS 19 Employee Benefits. The Group expects that this interpretation will have no impact on the financial position or performance of the Group as currently it has no funded defined benefit schemes.

2.3 Summary of significant accounting policies

i) Presentation Currency

Based on the economic substance of the underlying events and circumstances the functional currency of the parent company and the presentation currency of the Group have been determined to be the Hungarian Forint (HUF).

ii) Business Combinations

Business combinations are accounted for using the purchase accounting method. This involves recognising identifiable assets (including previously unrecognized intangible assets) and liabilities (including contingent liabilities and excluding future restructuring) of the acquired business at fair value.

Goodwill acquired in a business combination is initially measured at cost being the excess of the cost of the business combination over the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash generating units, or groups of cash generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is allocated represents the lowest level within the Group at which the goodwill is monitored for internal management purposes, and is not larger than a segment based on the Group's reporting format determined in accordance with IAS 14 Segment Reporting.

Where goodwill forms part of a cash-generating unit (or group of cash generating units) and part of the operation within that unit (or group) is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

When subsidiaries are sold, the difference between the selling price and the net assets plus cumulative translation differences and un-amortised goodwill is recognized in the income statement.

iii) Investments and Other Financial Assets

Financial assets within the scope of IAS 39 are classified as either financial assets at fair value through profit or loss, loans and receivables, held to maturity investments, or available for sale financial assets, as appropriate. When financial assets are recognized initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Group considers whether a contract contains an embedded derivative when the entity first becomes a party to it.

Purchases and sales of investments are recognized on settlement date which is the date when the asset is delivered to the counterparty.

Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss includes financial assets held for trading and financial assets designated upon initial recognition as at fair value through profit and loss.

Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term. Derivatives, including separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments or a financial guarantee contract. Gains or losses on investments held for trading are recognized in the income statement.

Financial assets may be designated at initial recognition as at fair value through profit or loss if the following criteria are met: (i) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or recognising gains or losses on them on a different basis; or (ii) the assets are part of a group of financial assets which are managed and their performance evaluated on a fair value basis, in accordance with a documented risk management strategy; or (iii) the financial asset contains an embedded derivative that would need to be separately recorded. Such financial assets are recorded as current, except for those instruments which are not due for settlement within 12 months from the balance sheet date and are not held with the primary purpose of being traded. In this case all payments on such instruments are classified as non-current.

As at 31 December 2007 and 2006, no financial assets have been designated as at fair value through profit and loss.

Held-to-maturity investments
Held-to-maturity investments are non-derivative financial assets which carry fixed or determinable payments, have fixed maturities and which the Group has the positive intention and ability to hold to maturity. After initial measurement held to maturity investments are measured at amortised cost. This cost is computed as the amount initially recognized minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between the initially recognized amount and the maturity amount, less allowance for impairment. This calculation includes all fees and points paid or

received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums and discounts. Gains and losses are recognized in the income statement when the investments are derecognized or impaired, as well as through the amortisation process.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement loans and receivables are subsequently carried at amortised cost using the effective interest method less any allowance for impairment. Amortised cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognized in the income statement when the loans and receivables are derecognized or impaired, as well as through the amortisation process.

Available-for-sale financial investments

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified in any of the three preceding categories. After initial measurement, available for sale financial assets are measured at fair value with unrealised gains or losses being recognized directly in equity in the fair valuation reserve. When the investment is disposed of, the cumulative gain or loss previously recorded in equity is recognized in the income statement.

Fair value

For investments that are actively traded in organised financial markets, fair value is determined by reference to quoted market prices at the close of business on the balance sheet date. For investments where there is no quoted market price, fair value is determined by reference to the current market value of another instrument which is substantially the same or is calculated based on the expected cash flows of the underlying net asset base of the investment.

iv) Classification and Derecognition of Financial Instruments

Financial assets and financial liabilities carried on the consolidated balance sheet include cash and cash equivalents marketable securities, trade and other accounts receivable and payable, long-term receivables, loans, borrowings, investments, and bonds receivable and payable. The accounting policies on recognition and measurement of these items are disclosed in the respective accounting policies found in this Note.

Financial instruments (including compound financial instruments) are classified as assets, liabilities or equity in accordance with the substance of the contractual arrangement. Interest, dividends, gains, and losses relating to a financial instrument classified as a liability, are reported as expense or income as incurred. Distributions to holders of financial instruments classified as equity are charged directly to equity. In case of compound financial instruments the liability component is valued first, with the equity component being determined as a residual value. Financial instruments are offset when the Company has a legally enforceable right to offset and intends to settle either on a net basis or to realise the asset and settle the liability simultaneously.

The derecognition of a financial instrument takes place when the Group no longer controls the contractual rights that comprise the financial instrument, which is normally the case when the instrument is sold, or all the cash flows attributable to the instrument are passed through to an independent third party.

v) Derivative Financial Instruments

The Group uses derivative financial instruments such as forward currency contracts and interest rate swaps to hedge its risks associated with interest rate and foreign currency fluctuations. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are taken directly to net profit or loss for the year as financial income or expense.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swap contracts is determined by reference to market values for similar instruments.

An embedded derivative is separated from the host contract and accounted for as a derivative if all of the following conditions are met:
- the economic characteristics and the risks of the embedded derivative are not closely related to the economic characteristics of the host contract,
- a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and
- a hybrid (combined) instrument is not measured at fair value with changes in fair value reported in current year net profit.

vi) Hedging

For the purpose of hedge accounting, hedges are classified as
- fair value hedges
- cash flow hedges or
- hedges of a net investment in a foreign operation.

A hedge of the foreign currency risk of a firm commitment is accounted for as a cash flow hedge. At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument's effectiveness in offsetting the exposure to changes in the hedged item's fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

Hedges which meet the strict criteria for hedge accounting are accounted for as follows:

Fair value hedges
Fair value hedges are hedges of the Group's exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, or an identified portion of such an asset, liability or firm commitment, that is attributable to a particular risk that could affect the income statement.

For fair value hedges, the carrying amount of the hedged item is adjusted for gains and losses attributable to the risk being hedged, the derivative is remeasured at fair value and gains and losses from both are taken to the income statement. For fair value hedges relating to items carried at amortised cost, the adjustment to carrying value is amortised through the income statement over the remaining term to maturity. Any adjustment to the carrying amount of a hedged financial instrument for which the effective interest method is used is amortised to the income statement.

Amortisation may begin as soon as an adjustment exists and shall begin no later than when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as an asset or liability with a corresponding gain or loss recognized in the income statement. The changes in the fair value of the hedging instrument are also recognized in the income statement.

The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation.

Cash flow hedges
Cash flow hedges are a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect the income statement. The effective portion of the gain or loss on the hedging instrument is recognized directly in equity, while the ineffective portion is recognized in the income statement.

Amounts taken to equity are transferred to the income statement when the hedged transaction affects the income statement, such as when hedged financial income or financial expense is recognized or when a forecast sale or purchase occurs. Where the hedged item is the cost of a non-financial asset or liability, the amounts taken to equity are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction is no longer expected to occur, amounts previously recognized in equity are transferred to the income statement. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognized in equity remain in equity until the forecast transaction occurs. If the related transaction is not expected to occur, the amount is taken to the income statement.

Hedges of a net investment
Hedges of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for in a way similar to cash flow

hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized directly in equity while any gains or losses relating to the ineffective portion are recognized in the income statement. On disposal of the foreign operation, the cumulative value of any such gains or losses recognized directly in equity is transferred to the income statement.

vii) Impairment of financial assets

The Group assesses at each balance sheet date whether a financial asset or group of financial assets is impaired.

Assets carried at amortised cost
If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future expected credit losses) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition). The amount of the loss is recognized in the income statement.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for financial assets, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group of financial assets is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. Any subsequent reversal of an impairment loss is recognized in the income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

Available-for-sale financial investments
If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognized in the income statement, is transferred from equity to the income statement. Impairment losses recognized on equity instruments classified as available for sale is not reversed. Impairment losses recognized on debt instruments classified as available for sale are reversed through income, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognized in income.

viii) Cash and Cash Equivalents

Cash includes cash on hand and cash with banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with maturity less than three months from the date of acquisition and that are subject to an insignificant risk of change in value.

ix) Trade Receivables

Receivables are stated at face value less provision for doubtful amounts. Where the time value of money is material, receivables are carried at amortized cost. A provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor) that the Group will not be able to collect all of the amounts due under the original terms of the invoice. Impaired debts are derecognized when they are assessed as uncollectible.

x) Inventories

Inventories, including work-in-process are valued at the lower of cost and net realisable value, after provision for slow-moving and obsolete items. Net realisable value is the selling price in the ordinary course of business, less the costs of making the sale. Cost of purchased goods, including crude oil and purchased gas inventory, is determined primarily on the basis of weighted average cost. The acquisition cost of own produced inventory consists of direct materials, direct wages and the appropriate portion of production overhead expenses including royalty. Unrealisable inventory is fully written off.

xi) Property, Plant and Equipment

Property, plant and equipment are stated at historical cost (or the carrying value of the assets determined as of 1 October 1991) less accumulated depreciation, depletion and accumulated impairment loss. When assets are sold or retired, their cost and accumulated depreciation are eliminated from the accounts and any gain or loss resulting from their disposal is included in the consolidated income statement.

The initial cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use, such as borrowing costs. Estimated decommissioning and site restoration costs are capitalized upon initial recognition or, if decision on decommissioning is made subsequently, at the time of the decision. Changes in estimates thereof adjust the carrying amount of assets. Expenditures incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance and overhead costs (except form periodic maintenance costs), are normally charged to income in the period in which the costs are incurred. Periodic maintenance costs are capitalized as a separate component of the related assets.

Construction in progress represents plant and properties under construction and is stated at cost. This includes cost of construction, plant and equipment and other direct costs. Construction-in-progress is not depreciated until such time as the relevant asset is available for use.

The policy for accounting for exploration and development costs of oil and gas reserves is described in xv) below.

xii) Intangible Assets

Intangible assets acquired separately are capitalized at cost and from a business acquisition are capitalized at fair value as at the date of acquisition. Intangible assets are recognized if it is probable that the future economic benefits that are attributable to the asset will flow to the enterprise; and the cost of the asset can be measured reliably.

Following initial recognition, the cost model is applied to the class of intangible assets. The useful lives of these intangible assets are assessed to be either finite or indefinite. Amortisation is charged on assets with a finite useful life over the best estimate of their useful lives using the straight line method. The amortisation period and the amortisation method are reviewed annually at each financial year-end. Intangible assets, excluding development costs, created within the business are not capitalized and expenditure is charged against income in the year in which the expenditure is incurred. Intangible assets are tested for impairment annually either individually or at the cash generating unit level.

Research costs are expensed as incurred. Development expenditure incurred on an individual project is carried forward when its future recoverability can reasonably be regarded as assured. Following the initial recognition of the development expenditure the cost model is applied requiring the asset to be carried at cost less any accumulated impairment losses. Costs in development stage can not be amortized. The carrying value of development costs is reviewed for impairment annually when the asset is not yet in use or more frequently when an indicator of impairment arises during the reporting year indicating that the carrying value may not be recoverable.

The policy for accounting for exploration and development costs of oil and gas reserves is described in xv) below.

xiii) Depreciation, Depletion and Amortisation

Depreciation of each component of an intangible assets and property, plant and equipment is computed on a straight-line basis over their respective useful lives. Usual periods of useful lives for different types of property, plant and equipment are as follows:

Software	3 – 5 years
Buildings	10 – 50 years
Refineries and chemicals manufacturing plants	4 – 12 years
Gas and oil storage and transmission equipment	7 – 50 years
Petrol service stations	5 – 30 years
Telecommunication and automatisation equipment	3 – 10 years

Depletion and depreciation of production installations and transport systems for oil and gas is calculated for each individual field or field-dedicated transport system using the unit of production method, based on proved and developed commercially recoverable reserves. Recoverable reserves are reviewed on an annual basis. Transport systems used by several fields and other assets are calculated on the basis of the expected useful life, using the straight-line method. Amortisation of leasehold improvements is provided using the straight-line method over the term of the respective lease or the useful life of the asset, whichever period is less. Periodic maintenance costs are depreciated until the next similar maintenance takes place.

The useful life and depreciation methods are reviewed at least annually to ensure that the method and period of depreciation are consistent with the expected pattern of economic benefits from items of property, plant and equipment, and, if necessary, changes are accounted for in the current period.

xiv) Impairment of Assets

Property, plant and equipment and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Whenever the carrying amount of an asset exceeds its recoverable amount, an impairment loss is recognized in the income statement for items of property, plant and equipment and intangibles carried at cost. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. The fair value is the amount obtainable from the sale of an asset in an arm's length transaction while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if this is not practicable, for the cash-generating unit. Impairment losses are reviewed annually and, where the recoverable amount of an asset has changed, are increased or written back, fully or partially, as required.

Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of the cash-generating unit (or group of cash-generating units), to which the goodwill relates. Where the recoverable amount of the cash-generating unit (or group of cash-generating units) is less than the carrying amount of the cash-generating unit (group of cash-generating units) to which goodwill has been allocated, an impairment loss is recognized. Impairment losses relating to Goodwill cannot be reversed in future periods. The Group performs its annual impairment test of goodwill as at 31 December.

Intangible assets with indefinite useful lives are monitored for impairment indicators throughout the year and are tested for impairment at least annually as of 31 December either individually or at the cash generating unit level, as appropriate.

xv) Oil and natural gas exploration and development expenditures

Oil and natural gas exploration and development expenditure is accounted for using the successful efforts method of accounting.

Licence and property acquisition costs
Exploration and property acquisition costs are capitalized as intangible assets and amortized on a straight-line basis over the estimated period of exploration. Each property is reviewed on an annual basis to confirm that drilling activity is planned and it is not impaired. If no future activity is planned, the remaining balance of the licence and property acquisition costs is written off. Upon determination of economically recoverable reserves ('proved reserves' or 'commercial reserves'),

amortization ceases and the remaining costs are aggregated with exploration expenditure and held on a field-by-field basis as proved properties awaiting approval within intangible assets. When development is approved internally, the relevant expenditure is transferred to property, plant and equipment, among land and buildings.

Exploration expenditure

Geological and geophysical exploration costs are charged against income as incurred. Costs directly associated with an exploration well are capitalized as an intangible asset until the drilling of the well is complete and the results have been evaluated. These costs include employee remuneration, materials and fuel used, rig costs, delay rentals and payments made to contractors. If hydrocarbons are not found, the exploration expenditure is written off as a dry hole. If hydrocarbons are found and, subject to further appraisal activity, which may include the drilling of further wells (exploration or exploratory-type stratigraphic test wells), are likely to be capable of commercial development, the costs continue to be carried as an asset. All such carried costs are subject to technical, commercial and management review at least once a year to confirm the continued intent to develop or otherwise extract value from the discovery. When this is no longer the case, the costs are written off. When proved reserves of oil and natural gas are determined and development is sanctioned, the relevant expenditure is transferred to property, plant and equipment.

Development expenditure

Expenditure on the construction, installation or completion of infrastructure facilities such as platforms, and the drilling of development wells, including unsuccessful development or delineation wells, is capitalized within property, plant and equipment.

xvi) Interest-bearing loans and borrowings

All loans and borrowings are initially recognized at the fair value of the consideration received net of issue costs associated with the borrowing. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement. Gains and losses are recognized in net in the income statement when the liabilities are derecognized as well as through the amortisation process, except to the extent they are capitalized as borrowing costs.

xvii) Provisions

A provision is recognized when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. The amount of the provision is the present value of the risk adjusted expenditures expected to be required to settle the obligation, determined using the estimated risk free interest rate as discount rate. Where discounting is used, the carrying amount of the provisions increases in each period to reflect the unwinding of the discount by the passage of time. This increase is recognized as interest expense.

Provision for Redundancy

The employees of the Group are eligible, immediately upon termination, for redundancy payment pursuant to the Hungarian law and the terms of the Collective Agreement between MOL and its employees. The amount of such a liability is recorded as a provision in the consolidated balance sheet when the workforce reduction program is defined, announced and the conditions for its implementation are met.

Provision for Environmental Expenditures

Environmental expenditures that relate to current or future economic benefits are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and do not contribute to current or future earnings are expensed. Liabilities for environmental costs are recognized when environmental assessments or clean-ups are probable and the associated costs can be reasonably estimated. Generally, the timing of these provisions coincides with the commitment to a formal plan of action or, if earlier, on divestment or on closure of inactive sites. The amount recognized is the best estimate of the expenditure required. Where the liability will not be settled for a number of years, the amount recognized is the present value of the estimated future expenditure.

Provision for Decommissioning

The Group records a provision upon initial recognition for the present value of the estimated future cost of abandonment of oil and gas production facilities following the termination of production. The estimate is based upon current legislative requirements, technology and price levels. A corresponding item of property, plant and equipment of an amount equivalent to the provision is also created. This is subsequently depreciated as part of the capital costs of the facility or item of plant. Any change in the present value of the estimated expenditure is reflected as an adjustment to the provision and the corresponding property, plant and equipment.

Provision for Retirement Benefits

The Group operates three long-term defined employee benefit programmes. None of these schemes requires contribution to be made to separately administered funds. The cost of providing benefits under those plans is determined separately for each plan using the projected unit credit actuarial valuation method. Actuarial gains and losses are recognized as income or expense immediately. Past service costs, resulting from the introduction of, or changes to the defined benefit scheme are recognized as an expense on a straight-line basis over the average period until the benefits become vested.

xviii) Greenhouse gas emissions

The Group receives free emission rights in Hungary and Slovakia as a result of the European Emission Trading Schemes. The rights are received on an annual basis and in return the Group is required to remit rights equal to its actual emissions. The Group has adopted a net liability approach to the emission rights granted. A provision is only recognized when actual emissions exceed the emission rights granted and still held. Where emission rights are purchased from other parties, they are recorded at cost, and treated as a reimbursement right, whereby they are matched to the emission liabilities and remeasured to fair value.

xix) Share-based payment transactions

Certain employees (including directors and managers) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares ('equity-settled transactions').

Equity-settled transactions

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by applying generally accepted option pricing models (usually by the binomial model). In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the parent company ('market conditions').

The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('vesting date'). The cumulative expense recognized for equity settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the number of awards that, in the opinion of the directors of the Group at that date, based on the best available estimate of the number of equity instruments that will ultimately vest.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognized as if the terms had not been modified. An additional expense is recognized for any increase in the value of the transaction as a result of the modification, as measured at the date of modification. Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

Cash-settled transactions

The cost of cash-settled transactions is measured initially at fair value at the grant date using the binomial model. This fair value is expensed over the vesting period with recognition of a corresponding liability. The liability is remeasured at each balance sheet date up to and including the settlement date to fair value with changes therein recognized in the income statement.

xx) Leases

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value

of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income. Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term. Initial direct costs incurred in negotiating a finance lease are added to the carrying amount of the leased asset and recognized over the lease term on the same bases as the lease income. Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

xxi) Government grants

Government grants are recognized at their fair value where there is reasonable assurance that the grant will be received and all attaching conditions will be complied with. When the grant relates to an expense item, it is recognized as income over the years necessary to match the grant on a systematic basis to the costs that it is intended to compensate. Where the grant relates to an asset, the fair value is credited to a deferred income account and is released to the income statement over the expected useful life of the relevant asset by equal annual instalments.

xxii) Reserves

Reserves shown in the consolidated financial statements do not represent the distributable reserves for dividend purposes. Reserves for dividend purposes are determined based on the company-only statutory earnings of MOL Nyrt.

Translation reserves
The translation reserve represents translation differences arising on consolidation of financial statements of foreign entities. Exchange differences arising on a monetary item that, in substance, forms part of the company's net investment in a foreign entity are classified as equity in the consolidated financial statements until the disposal of the net investment. Upon disposal of the corresponding assets, the cumulative revaluation or translation reserves are recognized as income or expenses in the same period in which the gain or loss on disposal is recognized.

Fair valuation reserves
The fair valuation reserve includes the cumulative net change in the fair value of effective cash flow hedges and available for sale financial instruments.

Equity component of debt and difference in buy-back prices
Equity component of compound debt instruments includes the residual amount of the proceeds from the issuance of the instrument above its liability component, which is determined as the present value of future cash payments associated with the instrument. The equity component of compound debt instruments is recognized when the Group becomes party to the instrument (see also iv).

xxiii) Treasury Shares

The nominal value of treasury shares held is deducted from registered share capital. Any difference between the nominal value and the acquisition price of treasury shares is recorded directly to share premium.

xxiv) Dividends

Dividends are recorded in the year in which they are approved by the shareholders.

xxv) Revenue Recognition

Revenue is recognized when it is probable that the economic benefits associated with a transaction will flow to the enterprise and the amount of the revenue can be measured reliably. Sales are recognized net of sales taxes and discounts when delivery of goods or rendering of the service has taken place and transfer of risks and rewards has been completed.

Interest is recognized on a time-proportionate basis that reflects the effective yield on the related asset. Dividends due are recognized when the shareholder's right to receive payment is established. Changes in the fair value of derivatives not qualifying for hedge accounting are reflected in income in the period the change occurs.

xxvi) Borrowing Costs

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized. Capitalisation of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are ready for their intended use. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, including exchange differences arising from foreign currency borrowings used to finance these projects to the extent that they are regarded as an adjustment to interest costs.

xxvii) Income Taxes

The income tax charge consists of current and deferred taxes. Deferred taxes are calculated using the balance sheet liability method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the enterprise expects, at the balance sheet date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and tax losses when it is probable that sufficient taxable profits will be available against which the deferred tax assets can be utilized, except:

- where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

- where the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

At each balance sheet date, the Company re-assesses unrecognized deferred tax assets and the carrying amount of deferred tax assets. The enterprise recognises a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered. The Company conversely reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of the deferred tax asset to be utilised.

Current tax and deferred tax are charged or credited directly to equity if the tax relates to items that are credited or charged, in the same or a different period, directly to equity, including an adjustment to the opening balance of reserves resulting from a change in accounting policy that is applied retrospectively.

xxviii) Foreign Currency Transactions

Foreign currency transactions are recorded in the reporting currency by applying to the foreign currency amount the exchange rate between the reporting currency and the foreign currency at the date of the transaction. Exchange rate differences arising on the settlement of monetary items at rates different from those at which they were initially recorded during the periods are recognized in the consolidated income statement in the period in which they arise. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. Items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Foreign exchange differences on trade receivables and payables are included in operating profit, while foreign exchange differences on borrowings are recorded as financial income or expense.

Financial statements of foreign entities are translated at year-end exchange rates with respect to the balance sheet, and at the weighted average exchange rates for the year with respect to the income statement. All resulting translation differences are included in the translation reserve of equity. On disposal of a foreign entity, the deferred cumulative amount recognized in equity relating to that particular foreign operation shall be recognized in the income statement.

xxix) Earnings Per Share

The calculation of basic earnings per share is based on the profit attributable to ordinary shareholders using the weighted average number of shares outstanding during the year after deduction of the average number of treasury shares held over the period.

The calculation of diluted earnings per share is consistent with the calculation of basic earnings per share while giving effect to all dilutive potential ordinary shares that were outstanding during the period, that is:

- the net profit for the period attributable to ordinary shares is increased by the after-tax amount of dividends and interest recognized in the period in respect of the dilutive potential ordinary shares and adjusted for any other changes in income or expense that would result from the conversion of the dilutive potential ordinary shares.
- the weighted average number of ordinary shares outstanding is increased by the weighted average number of additional ordinary shares which would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

xxx) Segmental Disclosure

For management purposes the Group is organised into four major operating business units: Exploration and Production, Refining and Marketing, Natural Gas and Petrochemicals. The business units are the basis upon which the Group reports its primary segment information. The Group does not report secondary segment information since most of its operating assets are located in one geographical area, Central Europe.

xxxi) Contingencies

Contingent liabilities are not recognized in the consolidated financial statements unless they are acquired in a business combination. They are disclosed in the Notes unless the possibility of an outflow of resources embodying economic benefits is remote. A contingent asset is not recognized in the consolidated financial statements but disclosed when an inflow of economic benefits is probable.

2.4 Significant accounting judgments and estimates

Critical judgments in applying the accounting policies

In the process of applying the accounting policies, which are described in note 2.3 above, management has made certain judgments that have significant effect on the amounts recognized in the financial statements (apart from those involving estimates, which are dealt with below). These are detailed in the respective notes, however, the most significant judgments relate to the following:

Scope of environmental and field abandonment provision
Regulations, especially environmental legislation does not exactly specify the extent of remediation work required or the technology to be applied. Management uses its previous experience and its own interpretation of the respective legislation to determine the scope of environmental and field abandonment provisions. The amount of environmental provision is HUF 29,496 million and HUF 27,374 million, while field abandonment provision amounts to HUF 82,705 million and HUF 84,534 million as of 31 December 2007 and 2006, respectively (see Note 19).

Application of Successful Efforts method of accounting for exploration expenditures
Management uses judgment when capitalized exploration expenditures are reviewed to determine capability and continuing intent of further development. Carrying amount of capitalized exploration expenditures is HUF 49,247 million and HUF 49,376 million as of 31 December 2007 and 2006, respectively (see Note 3).

Sources of estimate uncertainty

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the amounts reported in the financial statements and the Notes thereto. Although these estimates are based on the management's best knowledge of current events and actions, actual results may defer from those estimates. These are detailed in the respective notes, however, the most significant estimates relate to the following:

Calculation the fair values of financial instruments
Fair valuation of financial instruments (especially the conversion option embedded in the perpetual exchangeable capital securities issued by a special purpose entity, Magnolia Finance Ltd., see Note 16) reflects management's estimate of the future trend of key drivers of such values, including, but not limited to yield curves, foreign exchange and risk-free interest rates, and in case of the conversion option, volatility of MOL share prices and dividend yield. Further details of financial instruments are described in Note 31.

Quantification and timing of environmental and field abandonment liabilities
Management estimates the future cash outflow associated with environmental and decommissioning liabilities using comparative prices, analogies to previous similar work and other assumptions. Furthermore, the timing of these cash flows reflects managements' current assessment of priorities, technical capabilities and urgency of such obligations. Both the amounts and the timing of these future expenditures are reviewed annually, together with

expectations on the rates used to discount these cash flows. Long-term real discount rates are expected to be 2.4% (2006: 1.6%). Consequently, the carrying amount of these liabilities (in case of environmental provision HUF 29,496 million and HUF 27,374 million, in case of field abandonment provision HUF 82,705 million and HUF 84,534 million as of 31 December 2007 and 2006, respectively, see Note 19) is exposed to uncertainty.

Impairment of non-current assets, including goodwill

The impairment calculation requires an estimate of the 'value in use' of the cash-generating units. Such value is measured based on discounted projected cash flows. The most significant variables in determining cash flows are discount rates, terminal values, the period for which cash flow projections are made, as well as the assumptions and estimates used to determine the cash inflows and outflows. All of these variables are reviewed at least annually. Discount rates in 2007 were derived from the USD-based weighted average cost of capital for the Group (7%), while discount rates in 2006 were derived from the HUF-based weighted average cost of capital for the Group (varying between 10.3% and 8.2%). In each case these rates are adjusted for segment-, country- and project-specific risks, as applicable. Impairment recorded in the consolidated income statement amounts to HUF 14,591 million and HUF 10,662 million in 2007 and 2006, respectively. Carrying amount of goodwill is HUF 59,491 million and HUF 11,484 million as of 31 December 2007 and 2006, respectively (see Note 3).

Availability of taxable income against which deferred tax assets can be recognized

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilised. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and level of future taxable profits together with future tax planning strategies. The carrying value of recognized tax losses at 31 December 2007 was HUF 6,053 million (see Note 28).

Actuarial estimates applied for calculation of retirement benefit obligations

The cost of defined benefit plans is determined using actuarial valuations. The actuarial valuation involves making assumptions about discount rates, future salary increases and mortality or fluctuation rates. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty. Provision for retirement benefit is HUF 7,134 million and HUF 4,182 million at 31 December 2007 and 2006, respectively (see Note 19).

Outcome of certain litigations

MOL Group entities are parties to a number of litigations, proceedings and civil actions arising in the ordinary course of business. Management uses estimations when the most likely outcome of these actions is assessed and provision is recognized on a consistent basis. See Note 19 and 32.

3 Intangible assets

	Rights	Software	Exploration costs	Goodwill	Total
	HUF million	HUF million	HUF million	HUF million	HUF million
At 1 January, 2006					
Gross book value	6,698	49,155	10,898	11,104	77,855
Accumulated amortization and impairment	(2,820)	(31,757)	(2,538)	-	(37,115)
Net book value	**3,878**	**17,398**	**8,360**	**11,104**	**40,740**
Year ended 31 December, 2006					
- additions	226	7,389	8,911	-	16,526
- acquisition of subsidiary	4,130	-	39,835	-	43,965
- amortization for the year	(960)	(3,963)	-	-	(4,923)
- impairment	(1)	(121)	(1,850)	-	(1,972)
- reversal of impairment	-	7	-	-	7
- disposals	(3)	(4)	-	-	(7)
- sale of subsidiaries	-	(3)	-	-	(3)
- exchange adjustment	27	211	(254)	380	364
- transfers	807	(867)	(5,626)	-	(5,686)
Closing net book value	**8,104**	**20,047**	**49,376**	**11,484**	**89,011**
At 31 December, 2006					
Gross book value	12,261	55,721	55,118	11,484	134,584
Accumulated amortization and impairment	(4,157)	(35,674)	(5,742)	-	(45,573)
Net book value	**8,104**	**20,047**	**49,376**	**11,484**	**89,011**
Year ended 31 December, 2007					
- additions	856	5,533	12,027	-	18,416
- acquisition of subsidiary	24,200	117	2,919	47,906	75,142
- amortization for the year	(2,026)	(4,779)	-	-	(6,805)
- impairment	(55)	(4)	(6,653)	-	(6,712)
- disposals	(1)	(9)	-	-	(10)
- exchange adjustment	(598)	81	(5,367)	101	(5,783)
- transfers	735	(386)	(3,055)	-	(2,706)
Closing net book value	**31,215**	**20,600**	**49,247**	**59,491**	**160,553**
At 31 December, 2007					
Gross book value	37,798	58,526	52,517	59,491	208,332
Accumulated amortization and impairment	(6,583)	(37,926)	(3,270)	-	(47,779)
Net book value	**31,215**	**20,600**	**49,247**	**59,491**	**160,553**

Transfers from exploration costs represent expenditures which, upon determination of proved reserves of oil and natural gas are reclassified to property, plant and equipment (see Note 2.3 xv.). Impairment in 2007 related primarily to exploration activities qualified unsuccessful in Yemen and Hungary.

Goodwill

Goodwill acquired in a business combination is allocated, at acquisition, to the cash generating units (CGUs) that are expected to benefit from that business combination. Before recognition of impairment losses, the carrying amount of goodwill had been allocated as follows:

	2007			2006		
	Net book value before impairment	**Impairment**	**Net book value**	**Net book value before impairment**	**Impairment**	**Net book value**
	HUF million	**HUF million**	**HUF million**	**HUF million**	**HUF million**	**HUF million**
Refining and Marketing	**58,921**	**-**	**58,921**	**10,914**	**-**	**10,914**
- Roth Group	6,038	-	6,038	6,013	-	6,013
- MOL Romania	4,618	-	4,618	4,901	-	4,901
- IES Group	32,470	-	32,470	-	-	-
- Tifon	13,518	-	13,518	-	-	-
- Energopetrol	2,277	-	2,277	-	-	-
Petrochemicals	**570**	**-**	**570**	**570**	**-**	**570**
- TVK Nyrt.	477	-	477	477	-	477
- TVK Polska Sp.Zoo.	93	-	93	93	-	93
Total goodwill	**59,491**	**-**	**59,491**	**11,484**	**-**	**11,484**

The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the recoverable value of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows.

The recoverable amounts of the CGUs are determined from value in use calculations. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and gross margins during the period. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGUs. The growth rates are based on industry growth forecasts. Gross margins are based on past practices and expectations of future changes in the market.

Acquisition of IES Group, Tifon and Energopetrol (see Note 6 and Note 8) has been closed recently, therefore a provisional determination of goodwill has only been performed. Accordingly, the goodwill has only been allocated provisionally to their cash generating units. Consequently, no impairment test has been performed in connection with these items.

Roth Group

At 31 December 2007 goodwill of HUF 6,038 million was allocated to the wholesale activities of Roth Group operating mainly on the Austrian wholesale market, forming a separate cash generating unit within Refining and Marketing business segment. The Group prepares cash flow forecasts derived from the most recent financial budgets approved by management for

the next three years and extrapolates cash flows for the following years based on an estimated growth rate of 2%. This rate does not exceed the average long-term growth rate for the relevant Austrian markets. The rates used to discount the forecast cash flows reflecting risks specific to the Refining and Marketing segment vary between 7% and 8% in the years considered.

For the wholesale activities of Roth Group, there are reasonably possible changes in key assumptions which could cause the carrying value of the unit to exceed its recoverable amount. The actual recoverable amount for the wholesale activity of Roth Group exceeds its carrying amount by HUF 586 million. The implications of the key assumptions on the recoverable amount are discussed below:

- Gross margins – Management has considered the possibility of lower than budgeted gross margins, which can occur in case the inability of Roth Group to pass higher direct costs to customers. An additional 5.2% decrease of gross margins would reduce Roth Group's value in use to its carrying value.
- Discount rate assumptions – Management assessed discount rates based on the current and expected risk-free interest rate and the risks specific to the current activities of the unit. An increase of 0.5 percentage points in this rate would give a value in use equal to the carrying amount of Roth Group's wholesale activities.

MOL Romania

At 31 December 2007 goodwill of HUF 4,618 million was allocated to the Romanian retail network of the Group. For goodwill allocation purposes, the Romanian filling stations' network as a whole (being a group of cash generating unit) is considered. The Group prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next three years for the whole network and extrapolates cash flows for the average residual useful life of the filling stations assuming no growth rate in gross margin, reflecting a competitive position. The rates used to discount the forecast cash flows reflecting risks specific to retail activities vary between 8.7% and 9.1% in the years considered.

With regard to the assessment of value in use of the Romanian retail network, management believes that no reasonably possible change in any of the key assumptions would cause the carrying value of the unit to materially exceed its recoverable amount.

Exploration expenditures

In addition to the capitalized exploration expenditures shown above, a further HUF 6,706 million and HUF 5,469 million exploration expenses were incurred in 2007 and 2006, respectively. Consistent with the successful effort method of accounting they were charged to various operating cost captions of the consolidated income statement as incurred.

Intangible assets with indefinite useful life

MOL Group has no intangible assets with indefinite useful life other than goodwill.

4 Property, plant and equipment, net

	Land and buildings	Machinery and equipment	Other machinery and equipment	Construction in progress	Total
	HUF million	HUF million	HUF million	HUF million	HUF million
At 1 January, 2006					
Gross book value	961,488	904,308	72,244	46,991	1,985,031
Accumulated depreciation and impairment	(323,437)	(497,248)	(51,368)	(225)	(872,278)
Net book value	**638,051**	**407,060**	**20,876**	**46,766**	**1,112,753**
Year ended 31 December, 2006					
- additions and capitalizations	32,098	66,855	5,779	128,019	232,751
- depreciation for the year	(45,859)	(65,445)	(5,937)	-	(117,241)
- impairment	(9,086)	(970)	(62)	(253)	(10,371)
- reversal of impairment	1,395	274	4	1	1,674
- acquisition of subsidiary	16,167	1,737	126	159	18,189
- disposals	(6,262)	(648)	(127)	(17)	(7,054)
- sale of subsidiaries	(111,576)	(10,246)	(701)	(3,649)	(126,172)
- exchange adjustment	14,540	13,459	9	580	28,588
- transfer and capitalizations	13,344	(9,215)	(1,166)	(104,658)	(101,695)
Closing net book value	**542,812**	**402,861**	**18,801**	**66,948**	**1,031,422**
At 31 December, 2006					
Gross book value	913,107	948,643	68,514	67,302	1,997,566
Accumulated depreciation and impairment	(370,295)	(545,782)	(49,713)	(354)	(966,144)
Net book value	**542,812**	**402,861**	**18,801**	**66,948**	**1,031,422**
Year ended 31 December, 2007					
- additions and capitalizations	57,982	44,368	5,758	134,705	242,813
- depreciation for the year	(45,086)	(68,202)	(5,854)	-	(119,142)
- impairment	(6,169)	(1,337)	(151)	(1,724)	(9,381)
- reversal of impairment	1,318	103	-	81	1,502
- acquisition of subsidiary	53,527	62,382	979	14,231	131,119
- disposals	(795)	(80)	(68)	(287)	(1,230)
- exchange adjustment	1,328	4,292	(162)	120	5,578
- transfer and capitalizations	96	(682)	38	(108,447)	(108,995)
Closing net book value	**605,013**	**443,705**	**19,341**	**105,627**	**1,173,686**
At 31 December, 2007					
Gross book value	1,027,053	1,095,116	76,247	105,783	2,304,199
Accumulated depreciation and impairment	(422,040)	(651,411)	(56,906)	(156)	(1,130,513)
Net book value	**605,013**	**443,705**	**19,341**	**105,627**	**1,173,686**

When capital projects are completed the carrying value is transferred out of construction in progress and treated as an addition in the respective asset category.

Changes in estimates

In 2007 based on the requirements of IAS 16 the Group has performed an annual revision of useful lives of property, plant and equipment and intangibles, resulting in an increase of HUF 2.084 million in the consolidated profits, net of deferred tax.

Impairment, net of reversal

Impairment expenses of HUF 5,462 million and HUF 6,814 million were recorded with respect to maturing and suspended oil and gas producing fields in 2007 and 2006 respectively. In 2007, additional impairment expenses of HUF 995 million related to the closure of certain facilities of the Tiszaújváros petrochemical plant and the Slovnaft refinery were incurred. In addition, in 2006 certain filling stations to be decommissioned or with below-average throughput in Hungary, Slovakia and Romania were impaired, with a value of HUF 1,794 million. Other, individually non-material impairment loss of HUF 1,422 million and HUF 89 million have been recognized in 2007 and 2006, respectively, net of reversal of impairment.

Leased assets

Property, plant and equipment includes machinery acquired under finance leases:

	2007 HUF million	**2006 HUF million**
Cost	5,441	1,053
Accumulated depreciation	(1,152)	(485)
Net book value	**4,289**	**568**

Borrowing Costs

Property, plant and equipment include borrowing costs incurred in connection with the construction of certain assets. Additions to the gross book value of property, plant and equipment include borrowing costs of HUF 1,551 million and HUF 2,081 million in 2007 and 2006, respectively. In 2007 and 2006 the applicable capitalisation rates were 2.6% and 4.1%, respectively.

Pledged Assets

Assets with an aggregate net book value of HUF 113,126 million have been pledged at the Group of which HUF 14,302 million as collateral for loans utilized by TVK-Erőmű Kft. and Tisza WTP Kft. as of 31 December 2007, HUF 1,657 million at Slovnaft a.s., HUF 1,606 million at Rossi Biofuel Zrt. and HUF 95,405 million at IES S.p.A. (the latter two entities have been acquired in 2007). Value of pledged assets was HUF 15,145 million as of 31 December 2006.

5 Consolidated companies

Company name	Country (Incorporation / Branch)	Range of activity	Ownership 2007	Ownership 2006
Exploration and Production				
BHM OIL-Invest Ltd.	Cyprus	Exploration investment management	100%	100%
Surgut Trading Ltd.	Russia	Trade of crude oil	50%	50%
Geoinform Kft.	Hungary	Hydrocarbon exploration	100%	100%
GES Kft.	Hungary	Geophysical surveying and data processing	100%	100%
Greentrade Ltd.	Cyprus	Exploration investment management	100%	100%
Matjushkinskaya Vertical LLC	Russia	Exploration and production activity	100%	-
Hawasina GmbH	Switzerland / Oman	Exploration and production activity	100%	100%
Kalegran Ltd.	Cyprus	Exploration investment management	100%	-
Lamorak Enterprises Ltd. (former: MOL Tunisia Ltd.)	Cyprus / Tunisia	Exploration and production activity	100%	100%
MOL Caspian Ltd.	Cyprus	Exploration investment management	100%	100%
Ural Group Ltd. (joint venture)	British Virgin Island	Exploration and production activity	28%	28%
Ural Oil Group Ltd. (joint venture)	Kazakhstan	Exploration and production activity	28%	28%
MOL CIS Ltd.	Cyprus	Exploration investment management	100%	100%
ZMB Ltd. (joint venture)	Russia	Exploration and production activity	50%	50%
MOL Pakistan Ltd.	Netherlands / Pakistan	Exploration and production activity	100%	100%
MOL Syria Ltd.	Netherlands / Syria	Exploration and production activity	100%	100%
MOL Yemen Ltd.	Cyprus / Yemen	Exploration and production activity	100%	100%
RUSI Ltd.	Cyprus	Exploration financing	100%	100%
SHM Seven Ltd. (former MOL Greece Ltd.)	Cyprus	Exploration investment management	100%	100%
MOL Western Siberia Ltd. (former NWOG-MOL Ltd.)	Russia	Exploration and production activity	100%	100%
UBA Services Ltd.	Cyprus / Russia	Exploration investment management	100%	100%
USI Ltd.	Cyprus	Exploration investment management	100%	100%
BaiTex LLC	Russia	Exploration and production activity	100%	100%

Natural Gas				
MOL Energiakereskedő Kft.	Hungary	Natural gas trading	100%	-
MOL Földgázellátó Zrt.	Hungary	Natural gas supply and trading	-	a)
MOL Földgázszállító Zrt. (renamed to Földgázszállító Zrt. from January 1, 2008)	Hungary	Natural gas transmission	100%	100%
MOL Földgáztároló Zrt.	Hungary	Natural gas storage	-	a)
MMBF Zrt.	Hungary	Strategic natural gas storage	66%	-

Company name	Country (Incorporation / Branch)	Range of activity	Ownership 2007	Ownership 2006
Refining and Marketing				
Energopetrol d.d. Sarajevo (joint venture)	Bosnia-Hercegovina	Retail trade	34%	-
IES SpA	Italy	Refinery and marketing of oil products	100%	-
Enersol S.c.r.l. (under liquidation)	Italy	Marketing of oil products	81%	-
Nelsa S.r.l.	Italy	Marketing of oil products	74%	-
Panta Distribuzione S.r.l.	Italy	Marketing of oil products	100%	-
Recon S.r.l.	Italy	Marketing of oil products	100%	-
Intermol d.o.o.	Serbia	Retail trade of fuels and lubricants	100%	100%
MK Mineralkontor GmbH	Germany	Trade of oil products	100%	74%
MOL Austria GmbH	Austria	Wholesale trade of lubricants and oil products	100%	100%
MOL-LUB Kft.	Hungary	Production and trade of lubricants	100%	100%
MOL RoComert s.r.l.	Romania	Retail trade of fuels and lubricants	-	b)
MOL Romania PP s.r.l.	Romania	Retail and wholesale trade of fuels and lubricants	100%	100%
MOL Slovenija d.o.o.	Slovenia	Retail trade of fuels and lubricants	100%	100%
MOLTRADE-Mineralimpex Zrt.	Hungary	Importing and exporting energetical products	100%	100%
Moltrans Kft.	Hungary	Transportation services	100%	100%
M.P. Petroleum Distributie s.r.l.	Romania	Retail trade of fuels and lubricants	-	e)
Rossi Biofuel Zrt. (joint venture)	Hungary	Biofuel component production	25%	-
Roth Heizöle GmbH	Austria	Trading of oil products	75%	75%
Alpenkohle Mineralölhandels GmbH	Austria	Trading of oil products	75%	75%
Egon von Lenz GmbH	Austria	Trading of oil products	75%	75%
Heizöl Blitz Stadler GmbH (joint venture)	Austria	Trading of oil products	75%	75%
Rumpold Energie & Brennstoffhandels GmbH	Austria	Trading of oil products	75%	75%
SC Aviation Petroleum s.r.l.	Romania	Wholesale trade	-	e)
Slovnaft a.s.	Slovakia	Refinery and marketing of oil and petrochemical products	98%	98%
Apollo Oil Rohstoffhandels GmbH	Austria	Trading of crude oil	66%	66%
Apollo Rafinéria s.r.o.	Slovakia	Wholesale and retail trade	98%	98%
Meroco a.s. (joint venture)	Slovakia	Production of bio-diesel component (FAME)	25%	25%
MOL Slovensko spol s.r.o.	Slovakia	Wholesale and retail trade	98%	98%
Slovnaft Montáže a opravy a.s.	Slovakia	Repairs and maintenance	98%	98%
Slovnaft Polska S.A.	Poland	Wholesale and retail trade	98%	98%
Slovnaft Trans a.s.	Slovakia	Transportation services	98%	98%
Slovnaft Ukrajina s.r.o.	Ukraine	Wholesale trade	a)	88%
Ukrslovnaft	Ukraine	Retail trade	a)	83%
SWS s.r.o.	Slovakia	Transport support services	50%	50%

Company name	Country (Incorporation / Branch)	Range of activity	Ownership 2007	Ownership 2006
Zväz pre skladovanie zásob a.s.	Slovakia	Wholesale and retail trade, warehousing	98%	98%
Slovnaft VÚRUP a.s.	Slovakia	Research & development	98%	98%
Slovnaft Ceska Republika s.r.o.	Czech Republic	Wholesale and retail	100%	100%
Terméktároló Zrt.	Hungary	Oil product storage	74%	74%
Tifon d.o.o.	Croatia	Retail trade of fuels and lubricants	100%	-

Petrochemicals				
Slovnaft Petrochemicals s.r.o.	Slovakia	Petrochemical production and trading	98%	98%
TVK Nyrt.	Hungary	Petrochemical production and trading	95%	53%
Tisza-WTP Kft.	Hungary	Feed water and raw water supply	0%, d)	0%, d)
TVK-Erőmű Kft.	Hungary	Power plant	25%, d)	14%, d)
TVK France S.a.r.l. (former TVK-MOL-Chem S.a.r.l.)	France	Wholesale and retail trade	95%	53%
TVK Inter-Chemol GmbH	Germany	Wholesale and retail trade	95%	53%
TVK Italia Srl.	Italy	Wholesale and retail trade	95%	53%
TVK Polska Sp.Zoo.	Poland	Wholesale and retail trade	95%	53%
TVK UK Ltd.	England	Wholesale and retail trade	95%	53%
TVK Ukrajna tov.	Ukraine	Wholesale and retail trade	95%	53%

Corporate and other				
Balatongáz Kft.	Hungary	Gas-utility development and management	77%	77%
EMS Management Services Ltd.	Cyprus	Management services	100%	100%
Hermész Kft.	Hungary	Consultancy	100%	100%
Magnolia Finance Ltd.	Jersey	Financial services	0%, d)	0%, d)
MOL Reinsurance Ltd.	Cyprus	Captive insurance	100%	100%
MOL-RUSS Ooo.	Russia	Management services	100%	100%
Petrolszolg Kft.	Hungary	Maintenance services	100%	100%
Slovnaft Rekreacentrum a.s.	Slovakia	Operation of recreation facilities	-	a)
TVK Ingatlankezelő Kft.	Hungary	Real estate management	95%	53%

a) Sold
b) Merged to MOL Romania PP s.r.l.
c) Liquidated
d) Consolidated as required by SIC-12 Consolidation - Special Purpose Entities
e) Demerged from MOL Romania PP s.r.l. and sold in 2006

6 Business combinations

Acquisitions in 2007

MMBF Zrt.

Pursuant to winning the tender for establishing a gas storage of 1.2 billion m^3 strategic and 0.7 billion m^3 commercial capacity, the Group acquired 62% ownership in MMBF Zrt. on 3 January 2007 (ownership has been increased to 66% in December 2007), the entity which had been originally established by the Hungarian Hydrocarbon Stockpiling Association (MSZKSZ) to perform the development of the storage facility. The planned facility will be developed from a producing gas field (Szőreg-1) owned by MOL. The development is expected to be completed by 2010. The Szőreg-1 field has 2.4 billion m^3 gas reserve. In 2006 the production of the field exceeded 450 million m^3 of natural gas and 32 thousand tons of crude oil. The planned investment fits well to MOL's strategy, the return on the investment is in line with MOL's targeted return.

Although the acquisition included a legal entity, the Group has accounted for it as an asset acquisition, considering the exclusive permission for strategic gas storage activity to be the primary asset of the entity.

The carrying and fair values of the assets and liabilities of MMBF Zrt. as of 1 January 2007 were as follows:

	Fair values HUF million	Carrying values HUF million
Intangible assets	2,380	-
Property, plant and equipment	17	17
Other current assets	11	11
Cash and cash equivalents	904	904
Minority interest	(289)	-
Trade and other payables	(23)	(23)
Fair value of net assets	**3,000**	

Fair values exceeding carrying amounts of intangible assets represent the right for the exclusive strategic gas storage permission granted for 30 years. Consideration relating to the acquisition consisted of the following:

	HUF million
Cost of the acquisition	3,000
Total consideration	**3,000**

The net cash outflow in respect of the acquisition consisted of the following:

	HUF million
Net cash acquired with the project	904
Cash paid	(3,000)
Net cash outflow	**(2,096)**

TVK Group

On 27 and 28 February 2007 the Group purchased TVK shares representing 42.25% of TVK's share capital. Following the transaction the influence of MOL in TVK increased to 86.79%, while the influence of Slovnaft remained unchanged at 8.06%. The direct and indirect influence of MOL in TVK thus increased to 94.85%. MOL is not obliged to make a public offering for the remaining shares of TVK. The consideration paid for the minority ownership, including associated transaction costs was HUF 50,150 million. The HUF 14,351 million excess of carrying value of minority interest acquired (HUF 64,501 million) over the consideration has been recorded as other income, see Note 24.

MOL Energiakereskedő Kft.

Hungarian Court of Registry registered MOL Energiakereskedő Kft. (MOL Energy Trading Ltd.), a 100% owned subsidiary of MOL Nyrt. as of 24 April 2007. The registration is based on the gas trading license issued by the Hungarian Energy Office (MEH) for MOL Energy Trading Ltd. as of 21 April 2007. MOL Energy Trading Ltd. aims to commence gas trading activity on the liberalised natural gas market. MOL Energy Trading Ltd. predominantly undertakes the sales of natural gas quantities produced by MOL Nyrt. and natural gas purchase of the MOL Group. In addition, it aims to benefit from the business opportunities emerging from the widening liberalised gas market in the region.

Matjushkinskaya Vertikal LLC

MOL (through its 100%-owned subsidiary, Greentrade Ltd.) purchased 100% of Matjushkinskaya Vertikal LLC in Russia from Russian private individuals. After the receipt of the approval of the Federal Antimonopoly Service of Russia, the transaction was closed on April 24, 2007.

Matjushkinskaya Vertikal LLC owns the license to the subsoil under the Matjushkinskiy block in the Tomsk region of Western Siberia, one of Russia's main oil producing provinces. The block covers 3,231 km^2 (fifteen times bigger than the area of ZMB and ten times bigger than the Surgut-7 block), the infrastructural provision of the area is good, the block is close to the main Transneft pipeline. Beyond the small proven and probable reserves and current production (6 million barrels of proven and probable reserves, while the average daily production was 600 barrels in 2007), the asset has significant exploration potential. The exploration license is valid until 2010 with a work program commitment of 50 km 2D seismic acquisition and drilling of three exploration wells, while the production license expires in 2029.

Determination of the fair value of assets and liabilities have not yet been fully completed, therefore these values are provisional. No material changes are expected. The carrying and provisional fair values of the assets and liabilities of Matjushkinskaya Vertikal LLC as of 30 April 2007 were as follows:

	Provisional fair values HUF million	Carrying values HUF million
Intangible assets	11,402	256
Property, plant and equipment	4,685	4,238
Inventories	84	84
Trade receivables	8	8
Other current assets	909	909
Cash and cash equivalents	9	9
Provision for liabilities and charges	(6)	(6)
Deferred tax liabilities	(2,782)	-
Trade and other payables	(3,685)	(3,685)
Short-term debt	(1,682)	(1,682)
Provisional fair value of net assets	**8,942**	

Provisional fair values exceeding carrying amounts of intangible assets and property, plant and equipment represent exploration licence, unproved reserves and proved developed reserves acquired, respectively. Consideration relating to the acquisition consisted of the following:

	HUF million
Cost of the acquisition	8,942
Total consideration	**8,942**

The net cash outflow in respect of the acquisition consisted of the following:

	HUF million
Net cash acquired with the project	9
Cash paid	(8,942)
Net cash outflow	**(8,933)**

If the combination had taken place at the beginning of the year, the impact of the acquisition on the net income and revenues of the Group would not have been significant, as the operating activities of Matjushkinskaya Vertikal LLC have been immaterial throughout the period from January 1, 2007 to April 30, 2007.

Italiana Energia e Servizi

On 30 July 2007 MOL signed an agreement to purchase 100% of Italiana Energia e Servizi (IES) after winning a 6-month long competitive auction process. The closing of the transaction was subject to anti-monopoly approval and took place on 15 November 2007. The exact purchase price has been calculated based on a balance sheet prepared as of closing and is subject to several resulting adjustment items.

IES is an Italian refining and marketing company, which owns the 2.6 mtpa Mantova refinery with a favourable location in the middle of the industrialized North-Italian region. The refinery processes heavy crude oil supplied via a 124 km long pipeline owned by IES from the Marghera Port, it has a Nelson Complexity Index of 8.36 and had a utilization rate of 96% in 2006. The company markets 2.5 mt of petroleum products mainly in North-Eastern Italy. As of 31

December 2007 IES Group had 176 retail stations (of which 30 are company owned) located mainly in the supply radius of the refinery. The refinery's production provides a good basis for further retail expansion in the region to enhance downstream integration and increase profitability along the supply chain. The products meet the current EU standards of 10 ppm gasoline and 50 ppm diesel. Investments to comply with 2009 product specifications (10ppm diesel) are currently underway.

Determination of the fair value of assets and liabilities have not yet been fully completed, therefore these values are provisional. No material changes are expected. The carrying and fair values of the assets and liabilities of IES and its subsidiaries as of 15 November 2007 were as follows:

	Provisional fair values HUF million	**Carrying values HUF million**
Intangible assets	8,936	640
Property, plant and equipment	105,797	52,351
Investments in associated companies	7,338	3,654
Deferred tax assets	717	717
Other non-current assets	2,421	2,421
Inventories	46,976	45,084
Trade receivables	91,961	91,961
Securities	779	779
Other current assets	2,983	1,771
Cash and cash equivalents	3,697	3,697
Minority interests	(398)	(398)
Long-term debt, net of current portion	(16,655)	(16,655)
Provision for liabilities and charges	(5,310)	(2,764)
Deferred tax liabilities	(33,580)	(12,822)
Other non-current liabilities	(199)	(199)
Trade and other payables	(73,107)	(73,107)
Short-term debt	(48,188)	(48,188)
Current portion of long-term debt	(4,659)	(4,659)
Provisional fair value of net assets	**89,509**	
Goodwill arising on acquisition	32,128	
Total consideration	**121,637**	

Goodwill acquired on the business combination represents further optimization opportunities in wholesale and retail supply chain management and MOL's contribution of technology know-how, as well as IES's market share and growth potential on mainly the wholesale markets of Northern Italy.

Consideration relating to the acquisition consisted of the following:

	HUF million
Cash consideration (including transaction costs)	118,843
Purchase price difference payable (see Note 21)	2,794
Total consideration	**121,637**

The net cash outflow in respect of the acquisition consisted of the following:

	HUF million
Net cash acquired with the project	3,697
Cash paid	(118,843)
Net cash outflow	**(115,146)**

If the combination had taken place at the beginning of the year, the impact of the acquisition on the net income and revenues of the Group would have been HUF 3,348 million and HUF 505,084 million approximately.

Tifon d.o.o.

On 2 August 2007 MOL signed an agreement to purchase 100% of Tifon, a fuel retail and wholesale company in Croatia. Tifon, a respected fuel retailer, currently owns and operates 35 well positioned fuel stations all over Croatia. In addition, the company has more than 20 premium site development projects under implementation, expected to be finished within the next two years. The average throughput per station exceeds 4.2 mlpa and the retail market share of Tifon is approximately 7% at the end of 2007. On 31 October 2007, subsequent to anti-monopoly approval the acquisition process was closed. The final purchase price has been calculated based on a balance sheet prepared as of closing and is subject to several resulting adjustment items. The company is fully consolidated from the same date in the financial statements of the Group.

Determination of the fair value of assets and liabilities have not yet been fully completed, therefore these values are provisional. No material changes are expected. The carrying and provisional fair values of the assets and liabilities of Tifon d.o.o. as of 31 October 2007 were as follows:

	Provisional fair values HUF million	Carrying values HUF million
Intangible assets	4,518	93
Property, plant and equipment	18,488	18,842
Other non-current assets	155	155
Inventories	2,651	2,651
Trade receivables	2,243	2,243
Other current assets	837	837
Cash and cash equivalents	1,188	1,188
Long-term debt, net of current portion	(13,510)	(13,510)
Provision for liabilities and charges	(245)	(245)
Deferred tax liabilities	(1,409)	(595)
Trade and other payables	(5,873)	(5,873)
Short-term debt	(5,559)	(5,559)
Provisional fair value of net assets	**3,484**	
Goodwill arising on acquisition	13,466	
Total consideration	**16,950**	

Consideration relating to the acquisition consisted of the following:

	HUF million
Cash consideration	13,083
Purchase price difference payable (see Note 21)	3,867
Total consideration	**16,950**

The net cash outflow in respect of the acquisition consisted of the following:

	HUF million
Net cash acquired with the project	1,188
Cash paid	(13,083)
Net cash outflow	**(11,895)**

Acquisitions in 2006

BaiTex LLC

On 28 December 2006, MOL (through its 100%-owned subsidiary, USI Ltd.) acquired 100% ownership interest in BaiTex LLC, Russia from VF-NEFT Development LLC and RusOil LLC, two Texas-based independent oil companies. BaiTex LLC owns the License to the subsoil under the Baituganskoye oil producing field in the Volga-Ural region, one of Russia's main oil producing provinces. The infrastructural provision of the area is good, the field has direct pipeline connection to the main Transneft pipeline system and significant refining capacities are also available by rail or truck.

Surgut-7 project

On 31 October 2006, MOL's Cypriot subsidiary, SHM Seven Ltd. acquired 100% ownership interest in the NWOG-MOL project company. The exploration licence of the Surgut-7 block is the sole property of NWOG-MOL. The Surgut-7 block is located in the central part of Western-Siberia, approximately 10 km to the south-east from the area of the ZMB oilfield. The infrastructural provision of the area is good, the main pipeline passes at 8 km from the border of the block. The surface facilities of the ZMB field may provide synergy in case of a discovery. During 2007 management approved an accelerated exploration work program which contains the details of the 2D seismic as well as the first exploration well to be performed in first quarter of 2008.

Fair value adjustments of assets and liabilities of both business combinations were determined provisionally as at 31 December 2006. During 2007 the valuations have been finalized. In case of Baitex, it resulted in a change primarily in allocating the consideration between the reserve categories (probable, proved undeveloped and proved developed). The 2006 comparative information has been restated to reflect this adjustment. The value of intangible assets decreased by HUF 3,587 million, property, plant and equipment increased by HUF 4,274 million, while deferred tax liabilities increased by HUF 165 million. There was no adjustment to profit or loss.

There was no change in the fair values of the assets and liabilities of NWOG-MOL, compared to the values recorded in 2006.

The carrying and final fair values of the assets and liabilities of BaiTex LLC and NWOG-MOL LLC as of December 31, 2006 and November 30, 2006 respectively were as follows:

	Fair values			Carrying values		
	BaiTex LLC	**NWOG-MOL LLC**	**Total**	**BaiTex LLC**	**NWOG-MOL LLC**	**Total**
	HUF million	**HUF million**	**HUF million**	**HUF million**	**HUF million**	**HUF million**
Intangible assets	39,691	3,988	43,679	-	2,123	2,123
Property, plant and equipment	15,968	2	15,970	794	2	796
Other non-current assets	66	-	66	66	-	66
Inventories	149	-	149	149	-	149
Trade receivables	544	-	544	544	-	544
Other current assets	321	41	362	321	41	362
Cash and cash equivalents	95	10	105	95	10	105
Provision for liabilities and charges	(323)	-	(323)	(323)	-	(323)
Deferred tax liabilities	(13,176)	(448)	(13,624)	(8)	-	(8)
Trade and other payables	(234)	(46)	(280)	(234)	(46)	(280)
Fair value of net assets	**43,101**	**3,547**	**46,648**			
Financing provided before acquisition	-	2,569	2,569			
Cost of the acquisition paid in 2006	41,589	978	42,567			
Cost of the acquisition paid in 2007	1,512	-	1,512			
Total consideration	**43,101**	**3,547**	**46,648**			

In case of BaiTex LLC fair values exceeding carrying amounts of intangible assets and property, plant and equipment represent probable, proved undeveloped and proved developed reserves acquired, respectively.

7 Disposals

Gas business sales

MOL and E.ON Ruhrgas International AG (ERI) signed an agreement in November 2004 on the sale of a 75% stake less one share in MOL Földgázellátó Zrt. (wholesale, marketing and trading, "WMT") and in MOL Földgáztároló Zrt. ("Storage") and 50% stake in Panrusgáz Magyar-Orosz Gázipari Zrt. ("Panrusgáz"). The Panrusgáz sale required the consent of the other Panrusgáz shareholders.

On 12 January 2006, following the approval of the European Commission, MOL and ERI agreed, that the closing of the partial sale of MOL's midstream gas business would take place on 31 March 2006. Considering also the requirement set by the European Commission to fully divest WMT and Storage, MOL decided to sell 100% stake in WMT and Storage to ERI. The sale of

the additional 25% plus one share stakes had been approved by the Hungarian Energy Office. Due to the requirements set by the European Commission and changes in the industrial and regulatory environment, the parties have modified the original sale and purchase agreement.

The sale was closed on 31 March 2006. The estimated EUR-denominated purchase prices and the payment of loans given by MOL to Storage (the latter being HUF 147,400 million as at the closing date) were paid by ERI at closing based on the forecasted accounts of WMT and Storage as at 31 March 2006. The final purchase prices were dependent on the actual levels of debt and working capital on the date of the closing. In case of WMT the final purchase price was further subject to a number of price adjustment considerations. With respect to these adjustments HUF 39,464 million from the consideration received – being the maximum amount of all future financial exposures of MOL regarding this transaction - was accrued at closing. The payment of these price adjustments take place semi-annually until the end of 2009 (see below).

The purchase price difference on sale of WMT (HUF 11,212 million) and a part of the previously accrued subsequent price adjustment (HUF 12,888 million) were paid by MOL in 2007. Upon cash payment a HUF 105 million foreign exchange gain has been realized.

A difference of HUF 812 million between the estimated and final consideration of Storage was repaid by MOL in 2006. Upon cash payment a HUF 29 million foreign exchange loss has been recognized. The effect of finalization of purchase price based on the difference between the actual and forecast financial position of WMT has been recorded in 2006 but the cash payment has been made in 2007. The amount of the liability derived from the difference between the estimated and final purchase price of WMT was HUF 11,852 million at closing and HUF 11,261 million (see Note 21) as of 31 December 2006.

The total gain on the gas business sale transaction, net of accrued considerations was HUF 82,636 million.

In 2007, additional subsequent purchase price adjustments of HUF 44,268 million were recognized as other income (see Note 24). The subsequent settlement was applied pursuant to the risk allocation mechanism set up in the share purchase agreement in 2006. Based on this mechanism, in case WMT has operating losses during the period from 30 June 2006 to 31 December 2009 (calculated for semi-annual periods) MOL is required to reimburse a portion of the loss to E.ON, while in case of operating profit MOL is entitled to a portion thereof.

The amounts of subsequent settlements potentially payable by MOL in future periods is not dependent on such settlements received in earlier periods and its aggregate amount is capped at HUF 25 billion for the whole period. This aggregate amount has been accrued at the time the results of the gas business sale have been recorded in 2006, as discussed above. The accrual has not been released based on the estimates of the Group for future periods (see Note 21).

Carrying amount of disposed assets and liabilities of WMT and Storage as of 31 March 2006 and analysis of net cash inflow on sales of the subsidiaries is the following:

	HUF million
Intangible assets	3
Property, plant and equipment	119,725
Deferred tax assets	10,460
Other non-current assets	3
Inventories	15,900
Trade receivables	86,031
Other current assets	17,215
Cash and cash equivalents	13,408
Total assets	**262,745**
Trade and other payables	(119,870)
Provisions	(562)
Total liabilities	**(120,432)**
Net assets sold	142,313
Net gain realized on disposal (see Note 36)	82,636
Accrued consideration of WMT	39,464
Purchase price difference on sale of WMT payable to ERI	11,852
Realized foreign exchange loss on settlement of price adjustment related to Storage	(29)
Cash consideration including repayment of inter-company loan	**276,236**

The analysis of net cash inflow on sale of WMT and Storage:

Net cash disposed of during the sale	(13,408)
Cash consideration	276,236
Net cash inflow	**262,828**

Other disposals in 2007

Slovnaft Ukrajina and Ukrslovnaft divestment

As at 29 August 2007 the Company signed a sale agreement with Wigro Trade Ukrajina on the sale of its 88% and 83% ownership interest in Slovnaft Ukrajina, s.r.o. and Ukrslovnaft, s.r.o., respectively. Net book value of assets of the sold investments amounted to zero and therefore proceeds from sale of HUF 54 million equals to profit on sale from these transactions.

Other disposals in 2006

Retail portfolio optimization in Romania

MOL sold 30 retail stations in Romania including the sale of MP Petroleum and MOL's Romanian Aviation business.

Divestment of recreation facilities operator

As at 10 February 2006 MOL Group sold 100% of its interest in Rekreacentrum a.s., a recreation facility operator subsidiary of Slovnaft.

The carrying amounts of assets and liabilities of SC Aviation Petroleum s.r.l., M.P. Petroleum Distributie s.r.l. and Rekreacentrum a.s. derecognized as of 31 October 2006 and 28 February 2006 respectively were as follows:

	SC Aviation Petroleum s.r.l. and M.P. Petroleum Distributie s.r.l. HUF million	**Rekreacentrum a.s. HUF million**
Intangible assets	1	-
Property, plant and equipment	6,002	440
Other non-current assets	-	-
Inventories	606	13
Trade receivables	232	20
Other current assets	1,547	-
Cash and cash equivalents	1,015	6
Total assets	**9,403**	**479**
Trade and other payables	(569)	(82)
Provision	(32)	(7)
Other non-current liabilities	(1,884)	-
Translation reserves	(670)	-
Total liabilities	**(3,155)**	**(89)**
Net assets sold	6,248	390
Net gain realised on disposal	3,612	68
Cash consideration	**9,860**	**458**
Analysis of net cash inflow on the disposals		
Net cash disposed during the sale	(1,015)	(6)
Cash consideration	9,860	458
Net cash inflow	**8,845**	**452**

8 Joint ventures

Joint ventures in 2007

Energopetrol

In March 2007 MOL and INA consortium became 67% owner of Energopetrol through capital increase based on the contract with the government of Bosnia-Herzegovina. The Consortium subscribed for Energopetrol's newly issued shares in an aggregate amount of KM 60 million (EUR 30.7 million). The capital increase mainly used as a resource to repay Energopetrol's debts. MOL-INA Consortium holds 67%, the Federation government keeps 22% while small shareholders hold the rest of the shares.

MOL-INA Consortium transferred KM 10 million (EUR 5.1 million) to the Government of BiH as a consideration of acquiring control over the Company. MOL-INA Consortium will provide resources of KM 150 million (EUR 76.7 million) to Energopetrol in order to finance its investment program in the next three years. The closing of the transaction was subject to several conditions, including the approval of the Competition Office of Bosnia-Herzegovina.

Energopetrol owns and operates 64 filling stations in Bosnia-Herzegovina. MOL and INA are already present in the country's growing wholesale and retail market. The joint operation will result in clear retail leadership in Bosnia-Herzegovina and provides significant synergies in longer term.

MOL's share (33.5%) from the carrying and fair values of the assets and liabilities of Energopetrol as of 31 March 2007 was as follows:

	Fair values HUF million	**Carrying values HUF million**
Property, plant and equipment	2,034	978
Inventories	157	207
Trade receivables	213	227
Other current assets	13	19
Cash and cash equivalents	2,611	2,611
Provision for liabilities and charges	(395)	(67)
Trade and other payables	(1,592)	(1,592)
Short-term debt	(780)	(780)
Fair value of net assets	**2,261**	
Goodwill arising on acquisition	2,312	
Total consideration	**4,573**	

	HUF million
Cost of the acquisition	4,573
Total consideration	**4,573**

The net cash outflow in respect of the acquisition consisted of the following:

	HUF million
Net cash acquired with the project	2,611
Cash paid	(4,573)
Net cash outflow	**(1,962)**

Rossi Biofuel Ltd.

In order to ensure the supply of the biodiesel component (fatty-acid-methyl-ester, FAME), MOL acquired 25% plus one share in Rossi Biofuel Ltd. from Rossi Beteiligungs Ltd. on 30 April 2007 via a capital increase issued at nominal value. In addition, MOL has a call option to acquire a further 24% shareholding in Rossi Biofuel Ltd. The entity was to construct a biodiesel component production plant with a nominal capacity of 150 kt per year at a MOL site in Komárom. The test

period operation of the plant has started in late 2007. As MOL and the majority shareholder agreed to exercise joint control over the activities of Rossi Biofuel Ltd., the entity is treated as a joint venture and consolidated proportionally.

There was no material difference between the carrying and fair values of the assets and liabilities acquired. The fair values of the 25% of the assets and liabilities of Rossi Biofuel Ltd. as of 30 April 2007 were as follows:

	Fair / carrying values HUF million
Property, plant and equipment	98
Other non-current assets	283
Other current assets	33
Cash and cash equivalents	359
Long-term debt	(112)
Trade and other payables	(37)
Short-term debt	(274)
Fair value of net assets	**350**

	HUF million
Cost of the acquisition	350
Total consideration	**350**

The net cash inflow in respect of the acquisition consisted of the following:

	HUF million
Net cash acquired with the project	359
Cash paid	(350)
Net cash inflow	**9**

Joint ventures in 2006

Joint venture for bio-diesel component production

In August 2006 the Group entered into a Term sheet for future Co-operation Agreement with the company ENVIEN a.s. the only shareholder of a dormant company Meroco a.s. The Group and ENVIEN a.s. agreed the conversion of the Meroco a.s. into a Joint Venture and the operation of the Joint Venture for the production of fatty-acid-methyl-ester (FAME), a component of bio-diesel. As at 11 October 2006 the Group acquired 25%+1 share ownership interest in Meroco a.s. via a share capital increase of HUF 303 million (of which HUF 94 million were paid in 2006) and concluded a share purchase option to acquire an additional 24% stake in the joint venture in the year 2008. The fair value of identifiable assets, liabilities and contingent liabilities of the Meroco a.s. were immaterial as at the date of acquisition and did not differ materially from their book values.

The group's share of the assets, liabilities, revenue and expenses of the joint ventures

The group's share of the assets, liabilities, revenue and expenses of the joint ventures, which are included in the consolidated financial statements, are as follows at 31 December 2007 and 2006 and for the years then ended:

	2007			2006		
	ZMB	**Other**	**Total**	**ZMB**	**Other**	**Total**
	HUF million	**HUF million**	**HUF million**	**HUF million**	**HUF million**	**HUF million**
Current assets	13,123	2,087	15,210	9,595	967	10,562
Non-current assets	20,826	4,550	25,376	22,447	1,516	23,963
	33,949	6,637	40,586	32,042	2,483	34,525
Current liabilities	3,474	1,587	5,061	3,773	345	4,118
Non-current liabilities	1,985	2,580	4,565	1,795	132	1,927
	5,459	4,167	9,626	5,568	477	6,045
Net assets	**28,490**	**2,470**	**30,960**	**26,474**	**2,006**	**28,480**
Net sales	78,321	440	78,761	81,437	202	81,639
Cost of sales	(14,507)	(781)	(15,288)	(12,621)	(1,616)	(14,237)
Other expenses	(46,290)	(369)	(46,659)	(50,055)	(410)	(50,465)
Financial (expense) / income, net	32	(37)	(5)	59	(11)	48
Profit before income tax	17,556	(747)	16,809	18,820	(1,835)	16,985
Income tax expense	(4,884)	-	(4,884)	(7,218)	(20)	(7,238)
Net profit / (loss)	**12,672**	**(747)**	**11,925**	**11,602**	**(1,855)**	**9,747**

9 Investments in associated companies

			Ownership	**Ownership**	**Net book value of investment**	**Net book value of investment**
			2007	**2006**	**2007**	**2006**
INA Group	Croatia	Integrated oil and gas company	25%	25%	135,995	130,142
Greengas S.r.l.	Italy	Hydrogen production	49%	-	4,053	-
Mazzola & Bignardi S.r.l.	Italy	Marketing of oil products	50%	-	1,419	-
Mazzola & Bignardi Commerciale S.r.l.	Italy	Marketing of oil products	40%	-	940	-
Messer Slovnaft s.r.o	Slovakia	Production of technical gases	48%	48%	889	680
Batec S.r.l.	Italy	Bitumen production	50%	-	606	-
Other associated companies					852	747
Total					**144,754**	**131,569**

INA Group

The Group's interest (25%) in INA Group was as follows:

	2007 HUF million	2006 HUF million
Share of the associate's balance sheet:		
Non-current assets	165,068	150,297
Current assets	68,460	60,447
Non-current liabilities	(41,323)	(24,249)
Current liabilities	(56,210)	(56,353)
Net assets	**135,995**	**130,142**
Share of the associate's income statement:		
Total operating revenue	226,613	216,749
Net income attributable to equity-holders	5,116	4,356
Carrying amount of the investment	**135,995**	**130,142**

The figures representing the Group's interest in INA Group above has been prepared in accordance with IFRS, using accounting policies which conform to those used by the Group for like transactions and events in similar circumstances.

In December, 2006 through a public offering of 1,500,000 shares of INA (with an over-allotment option of a further 200,000 shares), the company was admitted to the Zagreb Stock Exchange and (in the form of GDRs) to the London Stock Exchange. Based on the 31 December 2007 share price quotations, the fair value of the Group's 25% investment in the company is HUF 240,850 million.

Sale of Panrusgáz in 2006

The sale of the 50% stake of Panrusgáz Zrt. to E.ON Ruhrgas International was closed on 31 October 2006. Estimated purchase price was paid by E.ON at closing based on the forecast 31 October 2006 balance sheet of Panrusgáz. The final purchase price was determined based on the actual level of debt and working capital on the date of the closing. The difference between the estimated and final purchase price is not significant and was settled in 2007. MOL realized HUF 98 million gain on the transaction in addition to Panrusgáz contribution to the net profit of the Group HUF 666 million until its divestiture.

10 Available-for-sale investments

	Net book value of investment 2007 HUF million	Net book value of investment 2006 HUF million
Budapesti Értéktőzsde Zrt.	431	-
Alföldi Koncessziós Autópálya Holding Zrt.	360	360
Agip Hungária Zrt.	58	58
Apollo zdravotná poist'ovna a.s.	a)	740
Danuoil	55	55
Other ordinary shares – unquoted	458	384
Total	**1,362**	**1,597**

a) Sold in 2007

Available-for-sale investments mainly consist of unquoted equity instruments held in certain non-core entities for which determination of fair value is not practicable at this stage. These investments are carried at cost less accumulated impairment losses.

Apollo zdravotná poist'ovna a.s.

A Slovak health insurance company (51% ownership) was not consolidated in the previous years due to strong regulations over the health care sector in the Slovak Republic which prevented the Company from exercising the control. Since no financial benefit was expected from the investment its carrying value was fully impaired. During 2005 following the changes in the legislation it was transformed into a joint stock company. Before the transformation in June 2005 the Company had entered into an agreement of future sale of the shares of the transformed entity. The Company has also entered into call and put options with the same strike price related to all the shares of the transformed entity. As a result of this contractual arrangement the Company did not posses control over the entity and it was excluded from the consolidation. In December 2006 the Company entered into a share sale agreement. The sale transaction became legally valid after Antimonopoly Office approval in May 2007.

The selling price set in the agreement was used as the fair value for the revaluation of the shares in the accompanying financial statements as at 31 December 2006. Net profit from the sale transaction of HUF 751 million is included in financial revenues.

11 Other non-current assets

	2007 HUF million	2006 HUF million
Prepaid mining royalty	15,454	17,635
Advance payments for assets under construction	7,116	1,155
Net receivable from currency risk hedging derivatives (see Note 30 and 31)	6,088	6,013
Loans given	1,855	1,827
Long-term receivables from operating agreements	1,400	-
Prepaid fees of long-term rental agreements	336	-
Zero-coupon treasury notes held to maturity	318	306
Total	**32,567**	**26,936**

Mining royalty of HUF 20,000 million in 2005 was prepaid for fixing the level of mining royalty payable in the future and for the extension of exploration rights at certain Hungarian upstream concessions. The prepayment is amortized to the income statement beginning from January 2006 based on the expected production level of the fields until 2020.

12 Inventories

	2007		2006	
	2007 At cost	Lower of cost or net realisable value	2006 At cost	Lower of cost or net realisable value
	HUF million	HUF million	HUF million	HUF million
Purchased natural gas	233	233	-	-
Work in progress and finished goods	192,540	192,158	120,934	120,641
Other raw materials	34,034	33,142	22,908	22,022
Purchased crude oil	67,139	67,139	22,415	22,415
Other goods for resale	25,932	25,932	16,085	15,952
Total	**319,878**	**318,604**	**182,342**	**181,030**

Due to the national legislation, Slovnaft Polska, a Polish subsidiary is required to maintain a certain level of obligatory stocks of fuel. This level is determined from the volumes imported during the preceding calendar year and was an equivalent of HUF 16,121 million and HUF 11,517 million at 31 December 2007 and 2006, respectively.

In case of IES, the Italian refining and marketing subsidiary it is required to maintain a certain level of obligatory stocks of crude oil and oil products. The value of these stocks represents an amount of HUF 51,177 million at 31 December 2007.

13 Trade receivables, net

	2007 HUF million	2006 HUF million
Trade receivables	369,154	239,853
Provision for doubtful receivables	(15,598)	(9,867)
Total	**353,556**	**229,986**

Trade receivables are non-interest bearing and are generally on 30 days' terms.

Movements in the provision for doubtful receivables were as follows:

	2007 HUF million	2006 HUF million
At 1 January	9,867	9,458
Additions	7,559	2,704
Reversal	(1,518)	(1,731)
Amounts written off	(102)	(637)
Currency differences	(208)	73
At 31 December	**15,598**	**9,867**

As at 31 December 2007 and 2006 the analysis of trade receivables that were past due but not impaired is as follows:

	2007 HUF million	2006 HUF million
Neither past due nor impaired	321,629	210,847
Past due but not impaired	31,927	19,139
Within 90 days	26,948	17,540
91 - 180 days	1,370	1,000
Over 180 days	3,609	599
Total	**353,556**	**229,986**

14 Other current assets

	2007 HUF million	2006 HUF million
Prepaid and recoverable taxes and duties (excluding income taxes)	33,055	21,541
Purchase price adjustment of WMT (see Note 24)	27,691	-
Prepaid excise taxes	7,207	5,757
Advances to suppliers	3,889	2,930
Prepaid rent	2,832	2,134
Prepaid expenses and accrued income	1,741	2,793
Receivables from exploration partners	368	2,550
Interest receivable	361	1,028
Loans receivable	231	1,412
Advance payments for inventories	208	781
Receivables from employees	202	236
Other	4,612	2,566
Total	**82,397**	**43,728**

Analysis of loans receivable	2007 HUF million	2006 HUF million
Loans receivable	3,891	3,932
Provision for doubtful receivables	(3,660)	(2,520)
Total	**231**	**1,412**

Movements in the provision for doubtful loans receivable were as follows:

Analysis of loans receivable	2007 HUF million	2006 HUF million
At 1 January	2,520	570
Additions	1,145	1,955
Reversal	(5)	(5)
Amounts written off	-	-
Acquisition / (sale) of subsidiaries	-	-
Currency differences	-	-
At 31 December	**3,660**	**2,520**

15 Cash and cash equivalents

	2007 HUF million	2006 HUF million
Cash at bank – HUF	38,292	17,369
Cash at bank – EUR	37,131	15,756
Cash at bank – USD	18,113	6,878
Cash at bank – SKK	3,198	8,068
Cash at bank – CZK	7,487	3,957
Cash at bank – PLN	3,042	888
Cash at bank – other currencies	8,031	5,760
Short-term bank deposits – HUF	273	18,931
Short-term bank deposits – EUR	731	239,273
Short-term bank deposits – USD	256	69,917
Short-term bank deposits – SKK	10,315	9,445
Cash on hand – HUF	1,246	2,065
Cash on hand – other currencies	853	690
Cash equivalents	753	107
Total	**129,721**	**399,104**

In case of cash at bank (current accounts) and short-term bank deposits in different currencies the usual ranges of interest rates were the following:

	2007	2006
Current accounts		
EUR	3.3% - 3.5%	1.7% - 3.3%
USD	4.1% - 5.7%	3.8% - 5.0%
HUF	6.7% - 7.7%	5.3% - 7.7%
SKK	1.9% - 5.9%	1.5% - 5.8%
Short-term bank deposits		
EUR	2.7% - 4.7%	2.2% - 3.6%
USD	4.0% - 6.2%	2.5% - 5.4%
HUF	6.8% - 9.0%	5.0% - 9.0%
SKK	1.9% - 5.9%	1.6% - 5.9%

16 Share capital

As of 31 December 2007, the issued share capital is HUF 109,676 million, consisting of 109,674,923 series "A", one series "B" and 578 series "C" shares. As of 31 December 2006, the issued share capital was HUF 109,330 million, consisting of 109,329,797 series "A", one series "B" and 578 series "C" shares.

Outstanding share capital as of 31 December 2007 and 2006 is HUF 65,950 million and HUF 83,467 million, respectively.

Ordinary shares of the series "A" have a par value of HUF 1,000 and ordinary shares of the series "C" have a par value of HUF 1,001. Every "A" class share with a par value of HUF 1,000 each (i.e. one thousand forint) entitles the holder thereof to have one vote and every "C" class share with a par value of 1,001 each (i.e. one thousand one forint) entitles the holder to have one and one thousandth vote, with the following exceptions. Based on the Articles of Association, no shareholder or shareholder group may exercise more than 10% of the voting rights with the exception of the Hungarian State, the Hungarian State Holding Company (MNV Zrt., formerly ÁPV Zrt.), any of its legal successors, any entity exercising ownership rights on behalf of the Hungarian State, and the organization(s) acting at the Company's request as depository or custodian for the Company's shares or securities representing the Company's shares.

Series "B" share is a voting preference share with a par value of HUF 1,000 that entitles the holder thereof to preferential rights as specified in the present Articles of Association. The "B" series share is owned by MNV Zrt., exercising ownership rights on behalf of the Hungarian State. The "B" series share entitles its holder to one vote in accordance with its nominal value.

The supporting vote of the holder of "B" series of share is required to adopt decisions in the following matters pursuant to Article 12.4. of the Articles of Association: decision on amending the articles regarding the data of B series share, the definition of voting rights and shareholder group, list of issues requiring supermajority at the general meeting as well as Article 12.4. itself.

Based on the authorization granted in the Articles of Association the Board of Directors is entitled to increase the share capital until 27 April 2010 in one or more instalments by not more than 15% of the share capital effective as of the date of the authorization through public issue or private placement of ordinary shares, and the total amount of such capital increase shall not exceed HUF 16,292,816,486. The Board of Directors is entitled to increase the share capital through private placement of new shares within the time and value limits set in this authorization exclusively for the purposes of implementation of its strategic goals through exchange of shares or as consideration for the acquisition of shares and/or assets of other companies.

Share capital increases

Based on the authorization granted in the Articles of Association the Board of Directors is entitled to conditionally increase the share capital until 1 September 2008 by not more than 2% of the share capital, i.e. HUF 2,164,548,000 through the private issuance of convertible bonds convertible into series (or to the supplanter of these series) of registered ordinary "A" shares for the purpose of the implementation of the Company's long-term incentive scheme. On the basis of the aforementioned

authorizations until 31 December 2007 shares with a par value of HUF 1,448,106,000 and until 31 December 2006 shares with a par value of HUF 1,102,980,000 were issued.

Treasury share transactions

Capital structure optimization program

Understanding shareholders' expectation for a solution for capital structure optimization, the Group decided to restart a share buy back program in June 2007. As part of this program, MOL signed an agreement to lend 19,690,362 shares held in treasury to OTP Bank Nyrt. and to a subsidiary of the state-owned Hungarian Development Bank Zrt. (MFB Invest Zrt.) This enabled the Group to purchase further treasury shares on the market.

Based on the authorisation of the Annual General Meeting held on 26 April 2007, the Company mandated ING Bank Zrt. and OTP Bank Nyrt., as investment service providers to purchase "A" series treasury shares on the stock exchange. On the next AGM (in April 2008) the Board of Directors intends ask for authorization of cancelling treasury shares and further share buybacks, depending on investment possibilities. However, the Board of Directors intends to maintain the flexibility to use treasury shares as an acquisition currency.

Within the framework of the capital structure optimization program, the Group has repurchased 17,861,856 shares from the market until 31 December 2007. Both repurchased shares and shares lent to third parties are continuing to be recorded as treasury shares as required by IAS 32 – Financial Instruments – Presentation.

Shares held by BNP Paribas

On 23 December 2005 MOL, the Slovnaft's former owner, the Slovintegra-Slovbena ("SISB") shareholder group, and BNP Paribas SA ("BNP") signed an agreement whereby MOL has appointed BNP to exercise its call option on shares held by SISB, and BNP exercises its option to purchase 7,552,874 "A" series MOL shares from SISB. Following completion of the transaction, MOL received an American call option on 7,552,874 "A" series MOL shares from BNP, and BNP received a European put option on the same number of MOL shares from MOL. For both options the expiration date was 18 December 2006 and the exercise price was HUF 7,645 per share. The exercise price was based on option agreements concluded between MOL and SISB in November 2002.

Furthermore, BNP and MOL signed an agreement on 10 April 2006 regarding Series "A" Ordinary Shares of MOL previously held in treasury. According to this agreement, MOL sold 1,404,217 Series "A" Ordinary Shares of MOL to BNP in a stock exchange transaction at market price on the Budapest Stock Exchange. Simultaneously with the share purchase agreement, MOL and BNP entered into option agreements, pursuant to which upon the completion of the transaction MOL received an American call option on these shares from BNP and BNP received a European put option on the same number of MOL shares from MOL. For both options the expiration date was 18 December 2006 and the exercise price was equal to the original selling price.

After extending both option agreements at the end of 2006, BNP and MOL signed further agreements on 13 December 2007 regarding Series "A" Ordinary Shares of MOL held by BNP extending the option rights on MOL shares held by BNP until 18 June 2009. Following completion

of the transaction, MOL received an American call option on 8,957,091 "A" series MOL shares from BNP, and BNP received a European put option on the same number of MOL shares from MOL.

The exercise price for 7,552,874 shares (Tranche A) is USD 34.79 per share, while the exercise price for 1,404,217 shares (Tranche B) is USD 109.84 per share. The exercise prices were based on the original agreements signed on 23 December 2005 (Tranche A) and on 10 April 2006 (Tranche B).

Issuance of exchangeable capital securities

On 13 March 2006, MOL signed a share purchase agreement to sell 6,007,479 Series "A" Ordinary Shares of MOL held in treasury to Magnolia Finance Limited ("Magnolia"), incorporated in Jersey, which thereby acquired 5.58% influence in MOL.

Magnolia announced the sale of up to EUR 610 million of perpetual exchangeable capital securities (the "Capital Securities"), exchangeable into the Series "A" Ordinary Shares of MOL between March 20, 2011 and March 12, 2016 ("Exchange Period"), to international financial investors outside the United States, Canada, Jersey, Japan, Hungary and Poland. Capital Securities were sold at nominal value and with a fixed coupon payment of 4.00 % per annum for the first ten years, based on an exchange rate of HUF 26,670 per share.

MOL, concurrently with the sale of ordinary shares, entered into a swap agreement in principle with Magnolia that gave MOL a call option to buy back all or some of the Series "A" Ordinary Shares of MOL, in certain limited circumstances at a volume - weighted average price during a certain period before exercising the option right. Additionally, in case the Capital Securities holders did not or partially exercised their conversion right, upon expiration of the Exchange Period and quarterly afterwards for the Series "A" ordinary shares which have not been exchanged yet. In case Magnolia redeems the Capital Securities after 2016 and the market price of ordinary MOL shares is below EUR 101.54 per share, MOL will pay the difference.

MOL does not have any direct or indirect equity interest in or control rights over Magnolia, but consolidates Magnolia for IFRS purposes in line with the requirements of SIC 12 – Consolidation: Special Purpose Entities.

The issuance of Capital Securities by Magnolia resulted in an increase of equity attributable to minority interest of HUF 121,164 million, net of transaction costs. Holders of the capital securities of Magnolia received a total coupon payment of HUF 6,128 million and HUF 4,927 million in 2007 and 2006, respectively. The dividend for MOL shares held by Magnolia was also settled the amount of which was HUF 3,052 million in 2007 and HUF 1,929 million in 2006. Both of these have been recorded directly against equity attributable to minority interest.

The conversion option of the holders of Capital Securities has been recorded as Other non-current liability (see Note 20), the fair valuation of which is recognized in income statement. The fair value of the conversion option is determined using investment valuation methods (market values), and depends principally on the following factors:

- Quoted MOL share prices denominated in HUF
- HUF/EUR exchange rate
- Implied volatility of MOL share prices (calculated on EUR basis)
- Investor's dividend expectations on MOL shares
- EUR-based interest rate
- Subordinated credit spread

The fair value of this derivative financial liability upon inception has been HUF 37,453 million. The fair valuation impact of the option was HUF 12,966 million and HUF 14,131 million in 2007 and 2006 respectively, recorded as financial expense in the accompanying consolidated income statement.

Share purchase from ÁPV Zrt. in 2006

On 1 December 2005 MOL signed call option agreement with ÁPV Zrt. (Hungarian Privatisation and State Holding Company). According to the agreement, MOL was entitled to purchase 10,898,525 "A" Series MOL shares (representing 10% of MOL's registered capital) owned by ÁPV Zrt. during two option periods between 10 and 30 December 2005 and between 1 May and 27 October 2006. Cost of HUF 692 million associated with the transaction was recognized directly in equity.

MOL exercised its option right on 29 May 2006 and purchased 10,898,525 "A" series MOL ordinary shares from ÁPV Zrt. in a stock exchange transaction. The purchase price was the weighted average stock exchange price of MOL shares for 90 trading days prior to 8 May 2006, equalling HUF 21,760 per share. Following the settlement of the stock exchange transaction (30 May 2006) the ownership of ÁPV Zrt. decreased from 11.74% to 1.74%. Until 31 December 2006 ÁPV Zrt. sold its 1.74% share through a public offering. As a consequence ÁPV Zrt. has only one "A" series MOL ordinary share and the one "B" series voting preference share.

Changes in the number of ordinary, treasury and authorized shares

Series "A" and "B" shares	Number of shares issued	Number of treasury shares	Shares under repurchase obligation	Number of shares outstanding	Authorised number of shares
31 December 2005	**108,984,672**	**(7,411,696)**	**(7,552,874)**	**94,020,102**	**126,655,013**
Employee and management benefit plans	-	43,977	-	43,977	-
Sale to Magnolia Finance Ltd.	-	6,007,479	(6,007,479)	-	-
Sale to BNP Paribas	-	1,404,217	(1,404,217)	-	-
Purchase from ÁPV Zrt.	-	(10,898,525)	-	(10,898,525)	-
Other Purchases	-	(43,977)	-	(43,977)	-
Conversion of convertible bonds to "A" series shares	345,126	-	-	345,126	-
31 December 2006	**109,329,798**	**(10,898,525)**	**(14,964,570)**	**83,466,703**	**126,655,013**
Treasury shares lend to OTP Bank Nyrt.	-	8,757,362	(8,757,362)	-	-
Treasury shares lend to MFB Invest Zrt.	-	10,933,000	(10,933,000)	-	-
Other Purchases	-	(17,861,856)	-	(17,861,856)	-
Conversion of convertible bonds to "A" series shares	345,126	-	-	345,126	-
31 December 2007	**109,674,924**	**(9,070,019)**	**(34,654,932)**	**65,949,973**	**126,655,013**

There were no movements in the number of issued ordinary shares of series "C". All of the 578 shares are held as treasury stock.

17 Dividends

The dividend approved by the shareholders at the Annual General Meeting in April 2007 in respect of 2006 was HUF 50,000 million, equivalent to HUF 507.96 per issued share. The total amount of reserves legally available for distribution based on the statutory company only financial statements of MOL Nyrt. is HUF 1,095,119 million and HUF 918,121 million as of 31 December 2007 and 2006, respectively. Dividend proposed by the Board of Directors to the Annual General Meeting in respect of 2007 will be HUF 85,000 million.

18 Long-term debt

	Weighted average interest rate 2007 (%)	Weighted average interest rate 2006 (%)	Maturity	2007 HUF million	2006 HUF million
Unsecured bonds in EUR	3.96	3.96	2015	190,678	189,771
Unsecured bank loans in EUR	4.49	5.53	2012	146,494	132
Unsecured bank loans in USD	5.75	-	2012	199,571	-
Secured bank loans in EUR	5.77	3.65	2018	30,354	10,798
Convertible bonds in HUF (see Note 38)	8.21	6.61	2008	1,840	3,880
Financial lease payable	7.74	7.29	2012	3,891	384
Other	0.98	3.16	2015	5,445	4,792
Total				**578,273**	**209,757**
Current portion of long-term debt				51,281	1,478
Total long-term debt, net of current portion				**526,992**	**208,279**

Unsecured bonds in EUR

The EUR 750 million fixed rate bond was issued by MOL Nyrt. in 2005. The notes are due on 5 October 2015, pay an annual coupon of 3.875% and are in the denomination of EUR 50,000 each. The notes are listed on the Luxembourg Stock Exchange.

Secured bank loans in EUR

Secured loans were obtained for specific capital expenditure projects and are secured by the assets financed from the loan.

Financial lease payable

The Group has finance leases or other agreements containing a financial lease element for various items of plant and machinery. These leases have terms of renewal but no purchase options and escalation clauses. Renewals are at the option of the specific entity that holds the lease.

Minimum lease payments and present values of payments as of 31 December 2007 and 2006 respectively are as follows:

	Minimum lease payments	**Present value of payments**	**Minimum lease payments**	**Present value of payments**
	2007 HUF million	**2007 HUF million**	**2006 HUF million**	**2006 HUF million**
Maturity not later than 1 year	260	247	141	140
Maturity two to five years	2,691	2,261	210	203
Maturity over five years	2,318	1,383	51	41
Total minimum lease payments	**5,269**		**402**	
Less amounts representing financial charges	(1,378)		(18)	
Present values of financial lease liabilities	**3,891**	**3,891**	**384**	**384**

19 Provisions for liabilities and charges

	Environ-mental	Redundancy	Long-term employee retirement benefits	Field operation suspension	Legal claims	Other	Total
	HUF million	HUF million	HUF million	HUF million	HUF million	HUF million	HUF million
Balance as of 31 December 2005	**27,539**	**4,810**	**3,665**	**81,665**	**766**	**1,856**	**120,301**
Acquisition / (sale) of subsidiaries	(64)	-	(51)	285	(324)	(276)	(430)
Additions and revision of previous estimates	1,959	214	349	(1,428)	217	3,524	4,835
Unwinding of the discount	1,260	113	238	4,503	-	-	6,114
Currency differences	628	43	109	(24)	1	58	815
Provision used during the year	(3,948)	(3,146)	(128)	(467)	(177)	(616)	(8,482)
Balance as of 31 December 2006	**27,374**	**2,034**	**4,182**	**84,534**	**483**	**4,546**	**123,153**
Acquisition / (sale) of subsidiaries	2,646	2,818	-	11	319	176	5,970
Additions and revision of previous estimates	1,265	104	2,879	(4,789)	146	813	418
Unwinding of the discount	1,275	63	264	3,169	-	-	4,771
Currency differences	223	18	153	(46)	(14)	60	394
Provision used during the year	(3,287)	(1,065)	(344)	(174)	(219)	(2,945)	(8,034)
Balance as of 31 December 2007	**29,496**	**3,972**	**7,134**	**82,705**	**715**	**2,650**	**126,672**
Current portion 2006	5,144	1,441	16	610	381	2,915	10,507
Non-current portion 2006	22,230	593	4,166	83,924	102	1,631	112,646
Current portion 2007	8,242	899	1,024	644	643	998	12,450
Non-current portion 2007	21,254	3,073	6,110	82,061	72	1,652	114,222

Environmental Provision

As of 31 December 2007 provision of HUF 29,496 million has been made for the estimated cost of remediation of past environmental damages, primarily soil and groundwater contamination and disposal of hazardous wastes, such as acid tar, in Hungary and Slovakia. The provision is made on the basis of assessments prepared by MOL's internal environmental audit team. In 2006, an independent environmental auditor firm has reviewed MOL's internal assessment policies and control processes and validated those. The amount of the provision has been determined on the basis of existing technology at current prices by calculating risk-weighted cash flows discounted using estimated risk-free real interest rates.

Provision for Redundancy

As part of the continuing efficiency improvement project initiated in 2005, MOL Nyrt., Slovnaft a.s. and other Group members decided to further optimize workforce. As the management is committed to these changes and the restructuring plan was communicated in detail to parties involved, the Group recognized a provision for the net present value of future redundancy payments and related tax and contribution. The project is in progress and is expected to be finished by 2009. In addition, the acquisition of IES resulted in the recognition of HUF 2,623 million termination indemnity obligation. The closing balance of provision for redundancy is HUF 3,972 million and HUF 2,034 million as of 31 December 2007 and 2006, respectively.

Provision for Field Operation Suspension Liabilities

As of 31 December 2007 provision of HUF 82,705 million has been made for estimated total costs of plugging and abandoning wells upon termination of production. Approximately 7% of these costs are expected to be incurred between 2008 and 2012 and the remaining 93% between 2013 and 2041. The amount of the provision has been determined on the basis of management's understanding of the respective legislation, calculated at current prices and discounted using estimated risk-free real interest rates. Activities related to field suspension, such as plugging and abandoning wells upon termination of production and remediation of the area are performed as a combination of hiring external resources (until 2012) and by establishing such functions within the Group (from 2010 until 2041). Based on the judgment of the management, there will be sufficient capacity available for these activities in the area. As required by IAS 16 – Property, Plant and Equipment, the qualifying portion of the provision has been capitalized as a component of the underlying fields.

Provision for Long-term Employee Retirement Benefits

As of 31 December 2007 the Group has recognized a provision of HUF 7,134 million to cover its estimated obligation regarding future retirement and jubilee benefits payable to current employees expected to retire from group entities. MOL, Slovnaft and TVK operate benefit schemes that provide lump sum benefit to all employees at the time of their retirement. MOL employees are entitled to 3 times of their final monthly salary regardless of the period of service, while TVK and Slovnaft provide a maximum of 2 and 8 months of final salary respectively, depending on the length of service period. None of these plans have separately administered funds, therefore there are no plan assets. An additional increase of HUF 1,967 million in the current service cost is resulted from the change of jubilee benefits payable to employees of MOL and certain subsidiaries, introduced as a new element of the 2008 Collective Bargaining Agreement. The amount of the provision has been determined using the projected unit credit method, based on financial and actuarial variables and assumptions that reflect relevant official statistical data and are in line with those incorporated in the business plan of the Group. Principal actuarial assumptions reflect an approximately 2% difference between the discount rate and the future salary increase.

	2007 HUF million	2006 HUF million
Present value of total defined benefit obligation at the beginning of the year	**6,110**	**5,476**
Past service cost not yet recognized at the beginning of the year	1,928	1,811
Balance as of the beginning of the year	**4,182**	**3,665**
Acquisitions / (disposals)	-	(51)
Past service cost	126	119
Current service cost	2,858	615
Interest costs	264	238
Provision used during the year	(344)	(128)
Net actuarial gain/(loss)	(105)	(385)
Exchange adjustment	153	109
Balance as at year end	**7,134**	**4,182**
Past service cost not yet recognized at year end	1,942	1,928
Present value of total defined benefit obligation at year end	9,076	6,110

The following table summarise the components of net benefit expense recognized in the income statement as personnel expenses regarding Provision for Long-term Employee Retirement Benefits:

	2007 HUF million	2006 HUF million
Current service cost	2,858	615
Provision used during the year	(344)	(128)
Net actuarial gain/(loss)	(105)	(385)
Past service cost	126	119
Net benefit expense (See Note 25)	**2,535**	**221**

The following table summarise the main financial and actuarial variables and assumptions based on which the amount of retirement benefits were determined:

	2007	2006
Discount rate in %	6.1 - 8.5	6.1 - 7.0
Average wage increase in %	4.1 - 6.5	4.1 – 5.0
Mortality index (male)	0.06-2.82	0.06-2.82
Mortality index (female)	0.02-1.15	0.02-1.15

Legal and Other Provisions

Legal and other provisions include provision for abandonment costs of fuel stations to be closed for legal disputes (See Note 32) and for other minor future payment obligations.

20 Other non-current liabilities

	2007 HUF million	2006 HUF million
Conversion option of exchangeable capital securities issued by Magnolia Finance Ltd. (See Note 16)	64,550	51,584
Transferred "A" shares with put and call options attached (See Note 16)	68,208	-
Government grants received	4,869	5,148
Long-term incentives payable	193	106
Other	274	43
Total	**138,094**	**56,881**

21 Trade and other payables

	2007 HUF million	2006 HUF million
Trade payables	331,563	213,103
Taxes, contributions payable (excluding corporate tax)	92,922	80,769
Accrued consideration of WMT	25,005	37,944
Amounts due to employees	13,382	9,655
Custom fees payable	8,664	3,521
Gas purchase subsidy assigned to E.ON Földgáz Trade Zrt.	7,201	7,359
Advances from customers	6,689	4,015
Transferred "A" shares with put and call options attached (See Note 16)	6,097	79,990
Accrued expenses	5,128	2,572
Discount payable to customers	4,836	4,198
Purchase price difference payable on Tifon acquisition (see Note 6)	3,867	-
Purchase price difference payable on IES acquisition (see Note 6)	2,794	-
Fee payable for strategic inventory storage (MSZKSZ)	2,392	3,606
Bank interest payable	2,362	766
Penalty payable to the Antimonopoly Office of the Slovak Republic	2,262	-
Purchase price difference payable on sale of WMT	-	11,261
Consideration payable on BaiTex acquisition	-	1,512
Other	10,325	7,423
Total	**525,489**	**467,694**

Trade payables are non-interest bearing and are normally settled on 30-day terms. Contributions payable mainly include mining royalty, contributions to social security, value added tax and custom duties.

22 Short-term debt

	2007 HUF million	2006 HUF million
Secured bank loans in EUR	30,892	-
Secured bank loans in USD	22,977	-
Unsecured bank loans in EUR	1,267	1,268
Unsecured bank loans in other currencies	-	902
Other	2,840	5
Total	**57,976**	**2,175**

23 Net sales by geographical area

	2007 HUF million	2006 HUF million
Hungary	1,064,516	1,336,627
Slovakia	255,696	243,299
Austria	255,692	281,007
Czech Republic	203,499	195,655
Romania	150,135	152,752
Poland	138,329	125,659
Germany	130,320	117,740
Italy	116,041	67,178
Russia	40,345	34,181
Serbia	37,819	27,139
Great-Britain	37,352	54,559
Croatia	34,398	125,708
Rest of Central-Eastern Europe	40,499	42,463
Rest of Europe	66,080	61,867
Rest of the World	23,230	25,227
Total	**2,593,951**	**2,891,061**

24 Other operating income

	2007 HUF million	2006 HUF million
Gain on sales of Subsidiaries (See Note 7)	44,323	86,316
Excess of book value of the minority interest acquired over the consideration paid for 42.25% of TVK (see Note 6)	14,351	-
Exchange gains of trade receivables and payables	8,133	6,849
Gain on sales of intangibles, property, plant and equipment	4,042	2,445
Penalties received	944	1,598
Grants and subsidies received	767	556
Discounts received	158	131
Other	2,345	3,193
Total	**75,063**	**101,088**

HUF 44,268 million from gain on sales of subsidiaries in 2007 reflects the subsequent settlement from E.ON Ruhrgas International AG in connection with the gas business sales, from which HUF 16,577 million has been received in cash in the third quarter of 2007, while the remaining part will be paid in early 2008 (see Note 14).

25 Personnel expenses

	2007 HUF million	2006 HUF million
Wages and salaries	75,481	72,323
Social security	24,728	22,919
Other personnel expenses	12,607	11,424
Pension costs and post-employment benefits	2,535	221
Expense of share-based payments (See Note 38)	1,909	2,438
Total	**117,260**	**109,325**

26 Other operating expenses

	2007 HUF million	2006 HUF million
Mining royalties	120,717	147,651
Taxes and contributions	27,290	29,326
Contribution to strategic inventory storage (MSZKSZ)	16,949	15,529
Rental costs	14,355	13,305
Other external services	8,140	8,101
Provision for doubtful receivables	7,837	3,877
Advertising expenses	5,907	4,471
Insurance	4,934	4,939
Consultancy fees	3,970	7,705
Cleaning costs	3,349	3,107
Outsourced bookkeeping services	3,065	4,148
Site security costs	2,846	3,975
Bank charges	2,023	2,204
Environmental protection expenses, net	1,811	1,547
Environmental provision made during the year	1,265	1,959
Environmental levy	862	991
Damages	307	893
Provision for field abandonment	(2,972)	(1,143)
Provision for legal and other claims	(182)	2,628
Slovnaft penalty	-	1,037
Other	2,625	6,471
Total	**225,098**	**262,721**

The Anti-Monopoly Office of Slovak Republic issued a decision at the end of December, 2006 stating that Slovnaft has misused its dominant position through discrimination and has at the

same time imposed a penalty thereon in an amount of HUF 2,182 million. The Group has filed an appeal against the decision, and recorded a provision for the whole amount. On 7 December 2007 the Council of the Antimonopoly Office of the Slovak Republic took the final decision and confirmed that Slovnaft is obliged to pay this penalty, therefore the amount has been reclassified to Trade and other payables at the end of 2007 (see Note 21), while the appeal of the Group is in progress. Slovnaft penalty in 2006 includes a penalty by the Slovak Customs Office of HUF 1,037 million.

27 Financial (income) / expense

	2007 HUF million	2006 HUF million
Interest received	13,370	13,191
Foreign exchange gain on borrowings	4,930	-
Other foreign exchange gain, net	2,705	-
Realized gain on derivative transactions	-	2,437
Net gain on sales of investments	745	1,574
Dividends received	81	55
Other financial income	265	419
Total financial income	**22,096**	**17,676**
Other foreign exchange loss, net	-	18,976
Interest on borrowings	16,946	13,427
Fair valuation difference of conversion option (see Note 16)	12,966	14,131
Interest on provisions	4,772	6,113
Realized loss on derivative transactions	2,957	-
Foreign exchange loss on borrowings	-	1,778
Other financial expenses	1,022	869
Total financial expenses	**38,663**	**55,294**
Total financial (income) / expense, net	**16,567**	**37,618**

28 Income taxes

Total applicable income taxes reported in the consolidated financial statements for the years ended 31 December 2007 and 2006 include the following components:

	2007 HUF million	2006 HUF million
Current corporate income taxes	67,143	21,919
Local trade tax and innovation fee	11,796	14,759
Deferred corporate income taxes	2,914	2,945
Total income tax expense/(benefit)	**81,853**	**39,623**

The applicable corporate income tax rate on the taxable income of the companies of the Group operating in Hungary was 16% both in 2007 and 2006. In addition, a solidarity surplus tax of 4% has been introduced by the Hungarian government from 1 September 2006. Tax rate in Slovakia was 19% in both years.

The Group's current income taxes are determined on the basis of taxable statutory profit of the individual companies of the Group. MOL Nyrt. and TVK Nyrt. was entitled to a 100% corporate income tax holiday for its taxable profit of the year 2006 as a result of having made certain investments in manufacturing assets.

There is no dividend withholding tax in Hungary since 1 January 2006 on dividends paid to foreign tax resident legal entities (withholding tax was 20% in 2005 with a possible reduction to zero if the prevailing participation exemption rules were met). In and before 2005, the dividend tax was withheld at source (subject to the provision of double tax treaties and the availability of supporting documentation).

As regards dividend paid to private individuals, a 25% (20% in and before 2004) personal income tax liability arises, also withheld at source.

The deferred tax balances as of 31 December 2007 and 2006 in the consolidated balance sheet consist of the following items:

Breakdown of net deferred tax assets	**Balance sheet**		**Recognized in income statement**	
	2007 HUF million	**2006 HUF million**	**2007 HUF million**	**2006 HUF million**
Unrealized gains on inter-group transfers	23,685	25,759	(2,074)	1,360
Provisions	5,855	3,496	1,981	(210)
Depreciation, depletion and amortization	(5,394)	(4,272)	(1,933)	(3,205)
Differences in accounting for domestic oil and gas exploration and development	(3,871)	(3,609)	(263)	(1,345)
Capitalization of certain borrowing costs	(1,523)	(1,433)	(90)	(551)
Embedded derivatives	(1,218)	(1,203)	-	-
Foreign exchange differences	(817)	-	(817)	54
Valuation of financial instruments	(541)	(237)	(304)	675
Capitalized periodic maintenance costs	(506)	(634)	115	(276)
Statutory tax losses carried forward	97	687	(604)	670
Share based payments	-	-	-	(227)
Other	4,395	1,946	2,211	1,046
Deferred tax assets	**20,162**	**20,500**		
Breakdown of net deferred tax liabilities				
Fair valuation of assets on acquisitions	(42,441)	(23,860)	2,064	1,223
Depreciation, depletion and amortization	(25,390)	(13,478)	(2,711)	(3,532)
Inventory valuation difference	(7,082)	-	(566)	-
Provisions	3,086	3,214	(111)	936
Statutory losses carried forward	998	883	114	497
Elimination of inter-company transactions	(71)	(60)	(9)	(145)
Foreign exchange differences	(13)	-	165	-
Valuation of financial instruments	-	(140)	-	-
Other	(325)	260	(82)	85
Deferred tax liabilities	**(71,238)**	**(33,181)**		
Net deferred tax asset / (liability)	**(51,076)**	**(12,681)**		
Deferred tax (expense) / income			**(2,914)**	**(2,945)**

Analysis of movements in net deferred tax assets and liabilities during the year were as follows:

	2007 HUF million	2006 HUF million
Net deferred tax asset / (liability) at 1 January	**(12,681)**	**15,776**
Recognized in income statement	(2,914)	(2,945)
Recognized directly in fair valuation reserve	126	(620)
Acquisition of subsidiaries (see Note 6)	(37,054)	(13,624)
Sale of subsidiaries (see Note 7)	-	(10,460)
Exchange difference	1,447	(808)
Net deferred tax asset / (liability) at 31 December	**(51,076)**	**(12,681)**

The unrealized gains on inter-group transfers contain primarily the results of the gas unbundling. Due to the fact that this gain increased the tax base of the assets, but has been eliminated in the consolidation, the increase in the future depreciation gives rise to a deferred tax asset.

The Group has tax losses which arose in TVK Nyrt. and certain of TVK's subsidiaries in an amount of HUF 6,053 million that are available indefinitely for offset against future taxable profits of the companies in which the losses arose. As the Group estimates that these subsidiaries will have taxable profits available in the future to offset with these tax losses, a deferred tax asset of HUF 1,095 million and HUF 1,570 million has been recognized as of 31 December 2007 and 2006, respectively.

No deferred tax assets have been recognized in respect of such losses elsewhere in the Group as they may not be used to offset taxable profits and they have arisen in subsidiaries that have been loss-making for some time. The amount of such tax losses was HUF 10,894 million and HUF 7,497 million as of 31 December 2007 and 2006, respectively. From the unused tax losses at the end of the period, HUF 4,961 million has no expiry, while HUF 5,334 million can be utilized between 2008 and 2013, HUF 599 million can be utilized after five years.

A numerical reconciliation between tax expense and the product of accounting profit multiplied by the applicable tax rates is as the follows:

	2007 HUF million	2006 HUF million
Profit before tax per consolidated income statement	344,256	377,149
Tax at the applicable tax rate (16%)	55,081	60,344
Solidarity surplus tax and local trade tax	19,924	14,086
Differences not expected to reverse	951	11,485
Effect of different tax rates	5,388	2,719
Losses of subsidiaries not recognized as an asset	2,116	2,667
Adjustment to the period of realization	(391)	(642)
Tax holiday available	-	(34,746)
Non-taxable income	(1,145)	(12,160)
Revaluation of deferred tax assets and liabilities	-	(310)
Impact of changes in Hungarian tax legislation	-	(3,825)
Other	(71)	5
Total income tax expense / (benefit) at the effective income tax rate of 24% (2006: 11%)	**81,853**	**39,623**

Differences not expected to reverse primarily include the tax impact of gains on treasury share transactions (see Note 16) which have been realized under Hungarian accounting standards and included in current year tax base. Under IFRS, however these have not and will never be recognized in the consolidated income statement.

29 Earnings per share

Basic earnings per share are calculated by dividing the net profit for the period attributable to ordinary shareholders (net profit for the period less dividends on preference shares) by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is calculated considering the dilutive effect of the convertible bonds (see Note 38) and the potentially dilutive effect of the conversion option embedded in the Perpetual Exchangeable Capital Securities in the number of outstanding shares and by excluding the fair valuation difference of the conversion option from the net income attributable to equity holders of the parent.

	Income (HUF million)	**Weighted average number of shares**	**Earnings per share (HUF)**
Basic Earnings Per Share 2006	329,483	96,234,537	3,424
Diluted Earnings Per Share 2006	343,968	101,881,644	3,376
Basic Earnings Per Share 2007	257,796	84,322,201	3,057
Diluted Earnings Per Share 2007	271,034	90,910,770	2,981

	2007 HUF million	**2006 HUF million**
Net profit attributable to ordinary shareholders for basic earnings per share	257,796	329,483
Fair value of conversion option	12,966	14,131
Interest on convertible bonds	272	354
Net profit attributable to ordinary shareholders for diluted earnings per share	**271,034**	**343,968**

	2007	**2006**
Weighted average number of ordinary shares for basic earnings per share	84,322,201	96,234,537
Effect of dilution – Weighted average number of conversion of perpetual exchangeable securities	6,007,479	4,707,230
Effect of dilution – Weighted average number of convertible bonds	581,090	939,877
Adjusted weighted average number of ordinary shares for diluted earnings per share	**90,910,770**	**101,881,644**

30 Financial risk management objectives and policies

Financial risk management function is centralized in MOL Group. All risks are integrated and measured at a group level model using Monte Carlo simulation. A monthly Financial Risk Report is submitted to the senior management. As a general approach, risk management considers the business as a well-balanced integrated portfolio and does not hedge particular elements of the commodity exposure.

The financial Risk management policy of MOL is to actively manage its commodity exposures for the following purposes only:

- Corporate Level Objectives – maintenance of financial ratios, protection against large cash transaction exposures etc.
- Business Unit Objectives – To reduce the exposure of a Business Unit's Cash flow to market price fluctuations in case of changes from the normal course of business (ex: planned refinery shutdowns)

Additionally, three different strategies are followed based on the level of Net Gearing (see also Capital management paragraph of this note). In the three various scenarios, Risk Management focuses on the followings:

- In a High Gearing situation, the prime objective of risk management is to reduce the probability of breaching debt covenants, where a breach would seriously impair the company's ability to fund its operations.
- In Moderate Gearing situation, risk management aims to enhance the commitment in maintenance of investment grade credit rating. Having public investment grade credit rating ensures significant financial flexibility as capital market sources are also available at reasonable cost level.
- In Low Gearing status, the focus of risk management shall be directed more toward guarding of shareholder value by maintaining discipline in CAPEX spending, ensuring risk-aware project selection.

In line with MOL's risk management policy, no speculative transactions are allowed. Any derivative transaction the company may enter is under ISDA (International Swaps and Derivatives Association) agreements.

Key Exposures

Group Risk Management identifies and measures the key risk drivers and quantify their impact on the group's performance. MOL uses a bottom-up model for monitoring the key exposures. According to the model, the diesel crack spread, the dated brent price and gasoline crack spread respectively have the biggest contribution to the cash flow volatility. The cash flow volatility implied by the FX rates, the key refined and petrochemical products also significant. On the whole, the top 10 risk drivers explain circa 80% of the total cash flow volatility.

Commodity Price Risk Management

MOL Group as an integrated oil and gas company is exposed to commodity price risk on both the purchasing side and the sales side. The main commodity risks stem from long crude

oil position to the extent of its group level production, long refinery margin position to the extent of the refined product volume in both MOL and Slovnaft and long petrochemical margin position due to TVK and Slovnaft.

MOL can enter into hedging transactions for the above mentioned Corporate Level Objectives and Business Unit Objectives purposes only.

In 2007 MOL concluded short-term commodity swap transactions for inventory hedging purposes. These transactions are initiated to reduce exposure to potential price movements during the refinery maintenance periods. As of 31 December 2007 and 2006, there were no commodity derivative transactions in effect.

Foreign Currency Risk Management
The Company's oil business constitutes a long USD cash flow exposure, while its petrochemical business adds a long EUR cash flow position. At group level, the Company has a net long USD, long EUR operating and short HUF, short SKK, short RUB cash flow position.

When MOL is in medium or high gearing status, the Company follows the basic economic currency risk management principle that the currency mix of the debt portfolio should reflect the net operating cash flow position of the Group.

The Company may use cross currency swaps to adjust the currency mix of the debt portfolio. As of 31 December 2007 and 2006, no cross currency transaction was open.

The Company has two long-term international gas transit agreements (both expire in 2018) under which consideration is calculated in SDR. The contractual provisions prescribing price calculation in SDR have been identified as a SDR/USD swap, being an embedded derivative under IAS 39, as the Company considers USD price setting to be closely related to the host contract. This derivative has been separated from the host contract and designated as a cash flow hedge to the host gas transit contract. The fair value of the embedded SDR derivative is a net receivable of HUF 6,088 million (HUF 4,870 million net of deferred tax) as of 31 December 2007 (see Note 11). The corresponding figure as of 31 December 2006 was HUF 6,013 million net receivable (HUF 4,810 million net of deferred tax). The decrease in the fair value of this instrument has been debited to equity.

The Company classifies its forward exchange contracts and currency exchange options either as fair value hedges, in case of debts, or as stand-alone derivatives and carries them at fair value.

As of 31 December 2007 and 2006 there was no open foreign exchange forward transaction.

Interest rate risk management

As an energy company, MOL has limited interest rate exposure. The ratio of fix/floating interest debt is determined by the Board of Directors on the basis of the suggestion of Risk Management time to time.

As result of the successful 750M EUR Bond transaction, the fixed portion of the total debt increased substantially. The level of interest that was fixed with the Eurobond issuance has been the lowest since the transaction. As of 31 December 2007 and 2006, 26.8% and 65.0% of the Company's debt was at fixed rates respectively.

The Company may use interest rate swaps to manage the relative level of its exposure to cash flow interest rate risk associated with floating interest-bearing borrowings.

As of 31 December 2007 and 2006, there was no open interest rate swap transaction.

Sensitivity analysis for key exposures

In line with the international benchmark, Group Risk Management prepares sensitivity analysis. According to the Financial Risk Management Model, the key sensitivities are the following:

Effect on profit from operations	**2007 HUF billion**	**2006 HUF billion**
Brent crude oil price (change by +/- 5 USD/bbl; with fixed crack spreads and petrochemical margin)		
Refining and Marketing	- / + 1.1	- / + 1.4
Exploration and Production	+ / - 7.7	+ / - 10.0
Petrochemical	- / + 5.2	- / + 5.4
Crack spread (change by +/- 10 USD/t)		
Refining and Marketing	+ / - 25.9	+ / - 28.6
Integrated petrochemical margin (change by +/- 10 EUR/t)		
Petrochemical	+ / - 3.0	+ / - 2.8
Exchange rates (change by +/- 10 HUF/USD; with fixed crack spreads)		
Refining and Marketing	+ / - 23.6	+ / - 22.7
Exploration and Production	+ / - 10.2	+ / - 12.4
Petrochemical	- / + 13.6	- / + 11.2
Exchange rates (change by +/- 10 HUF/EUR; with fixed crack spreads / targeted petrochemical margin)		
Refining and Marketing	+ / - 0.7	+ / - 0.9
Petrochemical	+ / - 15.2	+ / - 12.6

Other Exposures

Credit risk

The Company provides a variety of customers with products and services, none of whom, based on volume and creditworthiness, present significant credit risk. Company procedures ensure that sales are made to customers with appropriate credit history and do not exceed an acceptable credit exposure limit.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet, net of any impairment.

Liquidity risk

The Company policy is to maintain sufficient cash and cash equivalents or have available funding through an adequate amount of committed credit facilities to cover the liquidity risk in accordance with its financing strategy. The amount of undrawn credit facilities as of 31 December 2007 consists of the following:

	HUF million
Long - term loan facilities available (general corporate purpose loan facilities)	593,019
Short - term facilities available	48,301
Total loan facilities available	**641,320**

In October, 2007 MOL signed a new EUR 2.1 billion multi-currency revolving facility agreement with a syndicate of international banks. The new syndicated loan facility was the largest Euroloan transaction for MOL Nyrt.

Above the new facility the main pillars of bank loan funding were the EUR 825 million and the EUR 700 million syndicated multi-currency revolving loan facilities.

The proceeds of the new facility were used for general corporate purposes. The existing debt capital market and bank facilities ensure both sufficient level of liquidity and financial flexibility.

The table below summarises the maturity profile of the Group's financial liabilities at 31 December 2007 and 2006 based on contractual undiscounted payments.

31 December 2007	On demand	Less than 1 month	1 to 12 months	1 to 5 years	Over 5 years	Total
	HUF million	HUF million	HUF million	HUF million	HUF million	HUF million
Interest-bearing loans and borrowings:						
Obligations under financial leases	-	2	251	2,675	2,318	5,246
Floating rate long-term bank loans	-	34,271	6,305	406,834	11,534	458,944
Floating-rate other long-term loans	-	-	203	395	-	598
Floating-rate short-term bank loans	-	-	57,513	-	-	57,513
Floating-rate other short-term loans	-	-	2,947	-	-	2,947
Convertible bonds (floating rate)	-	-	4,155	-	-	4,155
Fixed rate bonds	-	-	7,363	29,452	212,101	248,916
Other						
Non-interest bearing long-term liabilities	-	-	442	556	3,520	4,518
Transferred "A" shares with put and call options attached	-	-	6,097	71,973	-	78,070
Trade and other payables (excluding Transferred "A" shares with put and call options attached and taxes and contributions)	7,938	291,491	127,041	-	-	426,470
Total	**7,938**	**325,764**	**212,317**	**511,885**	**229,473**	**1,287,377**

31 December 2006						
Interest-bearing loans and borrowings:						
Obligations under financial leases	-	2	136	200	51	389
Floating rate long-term bank loans	-	-	1,106	5,071	8,131	14,308
Floating-rate short-term bank loans	1,263	902	5	-	-	2,170
Convertible bonds (floating rate)	-	-	328	4,187	-	4,515
Fixed rate bonds	-	-	7,332	29,330	218,555	255,217
Non-interest bearing long-term liabilities	-	-	-	-	4,924	4,924
Transferred "A" shares with put and call options attached	-	-	85,578	-	-	85,578
Trade and other payables (excluding Transferred "A" shares with put and call options attached and taxes and contributions)	1,904	201,345	103,686	-	-	306,935
Total	**3,167**	**202,249**	**198,171**	**38,788**	**231,661**	**674,036**

Capital management

The primary objective of the Group's capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize shareholder value.

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. No changes were made in the objectives, policies or processes during the years end 31 December 2007 and 31 December 2006.

The Group monitors capital using a gearing ratio, which is net debt divided by total capital plus net debt. Gearing was considered as Moderate and Low in 2007 and 2006, respectively.

	2007 HUF million	**2006 HUF million**
Long-term debt, net of current portion	526,992	208,279
Current portion of long-term debt	51,281	1,478
Short-term debt	57,976	2,175
Less: Cash and cash equivalents	129,721	399,104
Net debt	506,528	(187,172)
Equity attributable to equity holders of the parent	792,164	1,079,666
Minority interest	124,902	191,537
Total capital	917,066	1,271,203
Capital and net debt	1,423,594	1,084,031
Gearing ratio (%)	**35.6**	**(17.3)**

31 Financial instruments

Financial instruments in the balance sheet include investments, other non-current assets, trade receivables, other current assets, cash and cash equivalents, short-term and long-term debt, other long-term liabilities, trade and other payables. Derivatives are presented as other non-current assets, other non-current liabilities, other current assets and trade and other payables. According to IAS 39 financial assets and conversion option of exchangeable capital securities are carried at fair value and financial liabilities are carried at amortized cost. Fair value of fixed rate bond which is carried at amortized cost is based on market prices.

Carrying amounts and fair values of the financial instruments are the following:

	Carrying amount		Fair value	
	2007	2006	2007	2006
	HUF million	HUF million	HUF million	HUF million
Financial assets				
Net receivable from currency risk hedging derivatives (see Note 11)	6,088	6,013	6,088	6,013
Available-for-sale investments	1,362	1,597	1,362	1,597
Loans given (see Note 11 and 14)	2,086	3,239	2,086	3,239
Trade receivables (see Note 13)	353,556	229,986	353,556	229,986
Other current assets (excluding Loans given and prepaid and recoverable taxes, see Note 14)	41,904	15,018	41,904	15,018
Cash and cash equivalents (see Note 15)	129,721	399,104	129,721	399,104
Financial liabilities				
Interest-bearing loans and borrowings:				
Obligations under financial leases	3,891	384	3,891	384
Floating rate long-term bank loans	376,419	10,798	376,419	10,798
Floating rate other long-term loans	555	-	555	-
Floating rate short-term bank loans	55,136	2,170	55,136	2,170
Floating-rate other short-term loans	2,840	5	2,840	5
Convertible bonds (floating rate)	1,840	3,880	1,840	3,880
Fixed rate bonds	190,678	189,771	160,021	171,223
Non-interest bearing long-term liabilities	4,518	4,924	4,518	4,924
Conversion option of exchangeable capital securities by Magnolia Finance Ltd. (see Note 16)	64,550	51,584	64,550	51,584
Transferred "A" shares with put and call options attached (see Note 16)	74,305	79,990	74,305	79,990
Trade and other payables (excluding Transferred "A" shares with put and call options attached and taxes and contributions)	426,470	306,935	426,470	306,935

32 Commitments and contingent liabilities

Guarantees

The total value of guarantees undertaken to parties outside the Group is HUF 10,329 million.

Capital and Contractual Commitments

The total value of capital commitments as of 31 December 2007 is HUF 256,8 billion, of which HUF 20,4 billion relates to capital and contractual commitments of Slovnaft, HUF 20,6 billion relates to capital and contractual commitments of MOL Pakistan, HUF 63,6 billion relates to capital and contractual commitments of MOL Földgázszállító Zrt. (Gas Transmission), HUF 41,2 billion relates to capital and contractual commitments of IES S.p.A., HUF 71,2 billion MMBF Zrt., HUF 10,8 billion relates to exploration activity in Russia and HUF 8,5 billion relates to MOL Nyrt. (the majority of which will arise in 2008).

With respect to Energopetrol INA-MOL will provide resources of HUF 19,4 billion (EUR 76.7 million) to Energopetrol in order to finance its investment program in the next three years.

Gas Purchases Obligation, Take or Pay Contract

The TVK Erőmű Kft. has concluded a long-term gas purchase contract with E.ON Földgáz Trade Zrt. in order to ensure continuous operation of the power plant. As of 31 December 2007 1,069 million cubic meters of natural gas (of which 727 mcm under take-or-pay commitment) will be purchased during the period ending 2017 based on this contract.

Operating leases

The operating lease liabilities are as follows:

	2007 HUF million	**2006 HUF million**
Due not later than 1 year	3,415	1,415
Due two to five years	4,753	1,420
Due over five years	510	584
Total	**8,678**	**3,419**

Of the outstanding operating lease liabilities as of 31 December 2007 HUF 835 million were contracted by Slovnaft, HUF 1,131 million were contracted by Roth Group and HUF 6,473 million were contracted by MOL Nyrt.

Authority procedures, litigation

Among those procedures which started in the last few years and which might have significant impact on the business conduct or financial position of MOL Group, a constitutional law related complaint issued by MOL Nyrt. is still pending. The Company applied to the Hungarian Constitutional Court in December 2001 to declare unconstitutional the regulation of the Economic Ministry and the relevant provisions of the related Government decision on the setting of the reselling gas price for year 2000. The Company also requested the Hungarian Constitutional Court to state that those provisions of the relevant legal regulations shall not be applicable in the civil law suit rejecting MOL's claim for damages.

The litigation initiated by the minority owners holding an approximate 23% ownership interest in Balatongáz Kft. against MOL as the majority owner of Balatongáz Kft. to determine that MOL purchased their ownership interests for a total purchase price of HUF 83 million and for damages of HUF 3 billion is still pending. The court passed an interim ruling, on 31 August 2006, by which the court created the purchase agreements of ownership interests between MOL and the plaintiff minority owners with the conditions stipulated in MOL's bid dated as of 7 May 2001. MOL filed an appeal against this interim ruling. On 13 March 2007, the Table Court set aside the interim ruling, stating that the court failed to investigate the changes in the financial condition of Balatongáz Kft. since MOL's bid. The Metropolitan Court has decided to hear jointly every claim of the plaintiffs and called for an expert in the procedure on its hearing in February 2008. Next hearing was set for July 2008.

OMV has initiated legal proceedings against MOL on the Budapest Court of Justice in order to nullify certain resolutions of the Annual General Meeting of MOL held on 26 April 2007. In particular, OMV stated that the veto rights attached to the "B" share held by the Hungarian State breach the requirements of Act XXVI of 2007 on golden shares and Act IV of 2006 (Corporate Law), therefore the AGM should have transformed this preferential share to ordinary series "A" share. Furthermore, OMV stated that it is discriminatory to waive certain entities (MNV Zrt. and its legal successors) from the 10% voting limitation imposed by the Articles of Association and challenged that the AGM failed to delete the relevant paragraphs thereof. In addition, OMV stated that the resolution approved by the same AGM which limited the number of members of Board of Directors recallable at any one time to 3 members is contradictory to the Corporate Law. Based on these, OMV requests the legal authorities to oblige MOL's AGM to take the necessary measures to correct these contradictions. MOL stated that the 90-day non-extendable time period available for OMV, as a shareholder to initiate any procedure against the resolutions of the AGM referred to above has already elapsed, and that OMV has no other legal basis to proceed against these resolutions. First hearing has been held on 29 February 2008 on which the Court obliged OMV to further specify its claim. Next hearing has been set to 13 May 2008.

The Hungarian Financial Supervisory Authority ("HFSA") in its resolution dated December 11, 2007 imposed a fine on MOL Nyrt. in the aggregate amount of HUF 48 million for the violation of the statutory provisions regulating the prohibition of insider trading, and the obligations to disclose or delay insider information. MOL, claiming the breach of applicable laws, initiated a lawsuit before the Court of Budapest for the judicial supervision of the resolution, and also requested the suspension of the implementation of the resolution. The Court of Budapest, with its decree dated January 30, 2008 rejected the application of MOL for such suspension.

On the basis of this MOL has paid the amount of the fine. The first hearing of the case was scheduled by the court to April 29, 2008.

The Ministry of Finance of the Slovak Republic has initiated a procedure against Slovnaft a.s., a majority subsidiary of MOL, for the review of its costs arising during the years of 2002 and 2003, and the profit included in its fuel prices in 2004. The Ministry of Finance pursued its procedure under the Slovak Price Act that in the opinion of the Ministry entitles the Ministry of Finance to review the costs and profits included in the product prices with retroactive effect. As a consequence of the second instance decision of the Slovak Ministry of Finance Slovnaft had to pay a fine of HUF 8,590 million in October 2005. However, as in Slovnaft's opinion the Ministry's decision was based on arbitrary and economically unfounded calculations concerning the measures of "proportionate profit" it has filed a claim for the invalidation of the Ministry's decision and the suspension of its enforcement. Despite of the fact that the court of first instance ordered the suspension of the enforcement of the Ministry's decision the Ministry refused to pay back the amount of the fine to Slovnaft. The next hearing in the processing mentioned above was sent to 29 March 2007. The Regional Court in Bratislava dismissed the claim. The Company filed an appeal against the decision of the Regional Court in Bratislava on April 27, 2007. The Supreme Court is authorized to decide on the Company's appeal.

On 24 January 2005 the Ministry of Finance of the Slovak Republic initiated another price audit procedure focusing on the adherence of the Slovak Price Act for the period of 4th quarter, 2004 to the day of control completion. This price audit had not been finished as of the date of these financial statements. Based on the Company's demand the Ministry of Finance of the Slovak Republic superseded temporary the price audit exercise on 10 April 2006.

The Russian arbitral court imposed upon Slovnaft, as defendant, a duty to pay to Mende Rossi an amount of USD 15.7 million together with 16% default interest per annum on the amount of USD 9 million from 24 June 1994 until payment and the costs of the proceeding for failing the consideration of the crude oil supplies in its resolution on April of 1996 in the course of the proceeding initiated by plaintiff "Mende-Rossi", Menendelejevsk tartar firm in front of the International Commercial Arbitration Tribunal at the Chamber of Commerce and Industry of the Russian Federation. Considering that the Russian arbitration proceeding violated the rights to impartial proceeding and right to represent of Slovnaft as contending party, as well as because the decision was not supported with adequate evidence the competent courts of Slovak Republic finally refused the enforcement of the decision of the Russian court of arbitration. The "Mende-Rossi" firm also asked the enforcement of the decision of the court of arbitration in Austria in 1997 at the same time with the attempt of the Slovak enforcement and after the final refusal of the Slovak enforcement in the Czech Republic in 2005. Slovnaft filed an appeal against both. The Austrian and Czech proceedings are still going on, but regarding the decision of the competent court of Slovak Republic adopted between years 2002 - 2004 which finds the decision of the court of arbitration illegal as follows not enforceable Slovnaft considers unlikely a failure of lawsuits in front of the Austrian and Czech courts. In the Czech Republic the local court of Prague has finally rejected the claim for enforcement filed by Ashford Technologies Corp. (Mende-Rossi's claim has been transferred to this company), but Ashford Technologies Corp. filed a extraordinary appeal to the Supreme Court.

At present the proceeding against the Company is still going on in the Czech Republic. Probability of a success in the case cannot be quantified, since it concerns an extremely complicated matter both from factual and legal aspects.

The Antimonopoly Office of Slovak Republic, Abuse of Dominant Position Department notified Slovnaft by its letter dated on November 21, 2005 on commencement of administrative proceeding against Slovnaft due to a possible breach of the provisions of the Act No. 136/2001 Coll. on Economic Competition. These administrative proceedings involve a review of the price and the discount policy of the Company with respect to petrol and diesel sales. The Antimonopoly Office brought its decision, within the prolonged procedural deadline, on December 22, 2006. The Office stated in its decision that Slovnaft did not abuse its dominant position regarding its wholesale pricing neither of petrol, nor of diesel. On the other hand, the Office also declared that Slovnaft did abuse its dominant position by applying the discounts in a discriminative manner against its individual customers and also in relation to OMV Slovensko and Shell Slovakia and imposed a penalty of HUF 2,182 million, in respect of which a provision has been recorded (see Note 19). The Group filed an appeal against the decision, on January 10, 2007, to the secondary level decision-making body of the Office, objecting against each statements of the decision regarding the abusive conduct.

The Council of the Antimonopoly Office adopted its final decision on 7 December, 2007 and confirmed obligation of Slovnaft to pay a fine in amount of HUF 2,287 million for violation of Act No. 136/2001 Coll., on Protection of Economic Competition. According to this decision the imposed fine is due and payable within 60 day of the decision being final and conclusive. MOL paid the fine on February 25, 2008.

Slovnaft, as plaintiff filed on January 18, 2008 an Action against decision of the Anti-Monopoly Office of the Slovak Republic to the Regional Court in Bratislava for reviewing the lawfulness of decision the Council of the Antimonopoly office and the procedure precedent to that decision including the first instance decision of the Anti-Monopoly Office of the Slovak Republic.

None of the litigations described above have any impact on the accompanying consolidated financial statements except as explicitly noted. MOL Group entities are parties to a number of civil actions arising in the ordinary course of business. Currently, there exists no further litigation that could have a material adverse affect on the financial condition, assets, results or business of the Group.

The value of litigation where members of the MOL Group act as defendant is HUF 9,596 million for which HUF 715 million provision has been made.

MOL Group has also filed suits, totalling HUF 1,521 million. In 2005, the court of arbitration has recognized MOL's claim for damages against MB Kőolajkutató Rt., the party responsible for the gas explosion at Pusztaszőlős underground gas storage facility in 2000. Liquidation procedure has been started against MB Kőolajkutató Rt. The Group has not recorded any receivable with respect to these claims.

Emission rights

As of 2007 MOL Group has granted 4,289,904 emission quotas for free from Hungarian and Slovak Governments. Based on use of emission rights in 2006, 4,644,950 quotas are available

for the Group in 2007. The total use of emission quotas amounted to 4,264,111 in 2007. Due to the acquisition of IES (on 15 November 2007) the use of emission quotas increased by 51,549 for which the subsidiary had sufficient quota allocated for 2007.

Environmental liabilities

MOL's operations are subject to the risk of liability arising from environmental damage or pollution and the cost of any associated remedial work. MOL is currently responsible for significant remediation of past environmental damage relating to its operations. Accordingly, MOL has established a provision of HUF 29,496 million for the estimated cost as at 31 December 2007 for probable and quantifiable costs of rectifying past environmental damage (see Note 19). Although the management believes that these provisions are sufficient to satisfy such requirements to the extent that the related costs are reasonably estimable, future regulatory developments or differences between known environmental conditions and actual conditions could cause a revaluation of these estimates.

In addition, some of the Group's premises may be affected by contamination where the cost of rectification is currently not quantifiable or legal requirement to do so is not evident. At the Tiszaújváros site the Group has identified potentially significant underground water and surface soil contamination. In accordance with the resolutions of the regional environmental authorities combined for TVK and MOL's Tisza Refinery, the Group is required to complete a detailed investigation and submit the results and technical specifications to the authorities. Based on these results the authorities are expected to specify a future environmental risk management plan and to bring a resolution requiring TVK and MOL to jointly perform this plan in order to manage the underground water contamination. The amount of obligation originating from this plan cannot be estimated currently, but it is not expected to exceed HUF 4 billion.

Furthermore, the technology applied in oil and gas exploration and development activities by the Group's Hungarian predecessor before 1976 (being the year when the act on environmental protection and hazardous waste has become effective) may give rise to future remediation of drilling mud produced. This waste material has been treated and disposed of in line with environmental regulations ruling at that time, however, subsequent changes in legal definitions may result in further re-location and remediation requirements. The existence of such obligation, and consequently the potential expenditure associated with it is dependent on the extent, volume and composition of drilling mud left behind at the numerous production sites, which cannot be estimated currently, but is not expected to exceed HUF 3-5 billion.

33 Events after the balance sheet date

Strategic Alliance with CEZ

CEZ and MOL signed an agreement to create a joint venture in which each party will have 50% equity interest, equal voting rights and similar split of operational decision making. The JV will focus on gas-fired power generation in four countries of Central and South Eastern Europe, including Slovakia, Hungary, Croatia and Slovenia. The first major investment is the planned

construction of combined cycle gas turbine power plants (CCGTs) at the refineries of MOL group in Bratislava (Slovakia) and Százhalombatta (Hungary). In both locations the installed capacity will be 800 MW. In addition, in Bratislava, the current thermal plant will be modernized and its capacity increased to 160 MW. The expected investment by the parties in both projects will be approximately 1.4 billion EUR. As a part of the JV agreement MOL will contribute its current heat plants and all related infrastructure at both sites. The financing plan for the venture is still subject to discussion but is intended to utilize project financing to the maximum extent possible.

To strengthen the strategic alliance, CEZ purchased 7,677,285 pieces of "A" series MOL shares (7% stake) at HUF 30,000 which was financially closed and settled on 23 January 2008. MOL has an American call option for the shares with a strike price of HUF 20,000 per share which can be exercised within 3 years. MOL pays an upfront fee (being the difference between the purchase price and the strike price) and annual option fee of HUF 1,600 per share to CEZ.

Strategic Alliance with OOC

On 8 March 2008 MOL signed a strategic co-operation agreement with Oman Oil Company S.A.O.C. (OOC). Within the framework of the alliance, MOL sells 8,774,040 "A" series of its share, equivalent to 8% of the registered capital of MOL, at a price of USD 145.429 per share to OOC. As part of the strategic co-operation MOL would take over certain international assets and cash from OOC. Final set of cash and assets to be received by MOL can change depending on the necessary consents and waivers on pre-emption rights from the relevant third parties regarding certain assets. In addition, the two partners have agreed in joint development of future business opportunities as strategic partners. Closing of asset transactions will take place not later than 31 December 2008.

BNP-ING option transfer

On 14 March 2008 MOL, BNP Paribas SA ("BNP") and ING Bank N.V. ("ING") signed an agreement whereby MOL has appointed ING to exercise its call option on 1,404,217 "A" series MOL ordinary shares held by BNP, pursuant to which ING purchased these shares from BNP. Following completion of the transaction, MOL received an American call option on 1,404,217 "A" series MOL shares from ING, and ING received a European put option on the same number of MOL shares from MOL. The maturity for both options is 1 year and the exercise price is USD 109.84 per share. The exercise price is based on option agreement concluded between MOL and BNP in December 2007. The transaction has no impact on the accounting treatment of these shares with put and call options attached, see Note 16.

34 Notes to the consolidated statements of cash flows

Analysis of net cash outflow on acquisition of subsidiaries and joint ventures

	2007 HUF million	2006 HUF million
Cash consideration	(200,526)	(42,567)
Cash at bank or on hand acquired	8,768	105
Net cash outflow on acquisition of subsidiaries and joint ventures	**(191,758)**	**(42,462)**

Issuance of long-term debt

	2007 HUF million	2006 HUF million
Increase in long-term debts	538,727	432,020
Non cash flow element: unrealised exchange gains / (losses)	6,117	-
Total issuance of long-term debt	**544,844**	**432,020**

35 Segmental information

2007	Exploration and Production HUF million	Refining and Marketing HUF million	Natural Gas HUF million	Petro-chemicals HUF million	Corporate and other HUF million	Inter-segment transfers HUF million	Total HUF million
Net Revenue							
Sales to external customers	178,804	1,932,290	78,244	398,181	6,432	-	2,593,951
Inter-segment sales	156,002	358,124	12,450	99,435	95,731	(721,742)	-
Total revenue	**334,806**	**2,290,414**	**90,694**	**497,616**	**102,163**	**(721,742)**	**2,593,951**
Results							
Profit/(loss) from operations	78,864	171,935	38,743	40,892	26,446	(1,375)	355,505
Net finance costs							16,567
Income from associates	-	-	-	-	5,318	-	5,318
Profit before tax							344,256
Income tax expense/(benefit)							81,853
Profit for the year							262,403

2006	Exploration and Production HUF million	Refining and Marketing HUF million	Natural Gas HUF million	Petro-chemicals HUF million	Corporate and other HUF million	Inter-segment transfers HUF million	Total HUF million
Net Revenue							
Sales to external customers	162,350	2,006,863	359,934	355,856	6,058	-	2,891,061
Inter-segment sales	227,261	324,391	8,261	95,392	96,976	(752,281)	-
Total revenue	**389,611**	**2,331,254**	**368,195**	**451,248**	**103,034**	**(752,281)**	**2,891,061**
Results							
Profit/(loss) from operations	122,930	175,337	111,564	23,297	(41,086)	17,530	409,572
Net finance costs							37,618
Income from associates	-	-	-	-	5,195	-	5,195
Profit before tax							377,149
Income tax expense/(benefit)							39,623
Profit for the year							337,526

2007 Assets and liabilities	Exploration and Production HUF million	Refining and Marketing HUF million	Natural Gas HUF million	Petro-chemicals HUF million	Corporate and other HUF million	Inter-segment transfers HUF million	Total HUF million
Property, plant and equipment, net	144,960	667,421	100,832	186,426	77,232	(3,185)	1,173,686
Intangible assets, net	61,073	75,725	4,515	7,274	13,706	(1,740)	160,553
Inventories	9,465	284,039	1,262	20,186	7,877	(4,225)	318,604
Trade receivables, net	25,781	297,343	9,134	77,664	31,556	(87,922)	353,556
Investments in associates	-	-	-	-	144,754	-	144,754
Not allocated assets							269,889
Total assets							**2,421,042**
Trade payables	15,679	279,787	31,499	56,463	37,459	(89,324)	331,563
Not allocated liabilities							1,172,413
Total liabilities							**1,503,976**
2007 Other segment information							
Capital expenditure:	40,799	64,609	29,259	7,014	11,440	-	153,121
Property, plant and equipment	28,285	63,135	28,899	6,986	7,400	-	134,705
Intangible assets	12,514	1,474	360	28	4,040	-	18.416
Depreciation and amortization	40,572	63,513	7,487	19,415	10,159	(608)	140,538
From this: impairment losses and reversal of impairment recognized in income statement	12,290	1,025	533	629	114	-	14,591

2006 Assets and liabilities	Exploration and Production HUF million	Refining and Marketing HUF million	Natural Gas HUF million	Petro-chemicals HUF million	Corporate and other HUF million	Inter-segment transfers HUF million	Total HUF million
Property, plant and equipment, net	152,335	542,008	79,158	196,328	65,155	(3,562)	1,031,422
Intangible assets, net	53,535	13,739	2,287	8,194	13,028	(1,772)	89,011
Inventories	6,916	154,821	906	14,815	6,767	(3,195)	181,030
Trade receivables, net	23,002	176,923	7,100	63,682	25,327	(66,048)	229,986
Investments in associates	-	-	-	-	131,569	-	131,569
Not allocated assets							502,314
Total assets							**2,165,332**
Trade payables	12,435	182,585	7,761	41,240	35,332	(66,250)	213,103
Not allocated liabilities							681,026
Total liabilities							**894,129**
2006 Other segment information							
Capital expenditure:	33,509	75,815	14,121	8,927	12,173	-	144,545
Property, plant and equipment	24,349	73,997	13,298	8,658	7,717	-	128,019
Intangible assets	9,160	1,818	823	269	4,456	-	16,526
Depreciation and amortization	36,311	62,514	6,925	18,498	9,356	(778)	132,826
From this: impairment losses and reversal of impairment recognized in income statement	8, 147	1,583	381	454	97	-	10,662

The operating profit of the segments includes the profit arising both from sales to third parties and transfers to the other business segments. Exploration and Production transfers crude oil, condensates and LPG to Refining and Marketing and natural gas to the Natural Gas segment. Refining and Marketing transfers chemical feedstock, propylene and isobutane to Petrochemicals and Petrochemicals transfers various by-products to Refining and Marketing. The subsidiaries of Corporate segment provide maintenance, insurance and other services to the business segments. The internal transfer prices used are based on prevailing market prices. Divisional figures contain the results of the fully consolidated subsidiaries engaged in the respective divisions.

36 Discontinuing operations

As a consequence of the transaction detailed in Note 7 under Gas business sales WMT and Storage qualify for discontinuing operations. Considering that the binding sales agreement has been entered into in November, 2004, with no material subsequent changes in the announced plan to divest the assets and that IFRS 5 Non-current Assets Held for Sale and Discontinued Operations had not been early adopted, the Group applied IAS 35 Discontinuing Operations for the transaction.

The sales, expenses, results of WMT and Storage presented in the consolidated income statement for the 3 month period ended 31 March 2006 were as follows:

	3 month period ended 31 March 2006 HUF million
Net sales	251,873
Other operating income	441
Total operating income	**252,314**
Raw materials and consumables used	250,762
Personnel expenses	420
Depreciation, depletion, amortisation and impairment	805
Other operating expenses	1,749
Work performed by the enterprise and capitalized	(1,635)
Total operating expenses	**252,101**
(Loss) / profit from operations	**213**
Financial (income)/expense, net	111
(Loss) / profit before tax	**102**
Income tax expense/(benefit)	1,404
(Loss) / profit for the year	**(1,302)**
Attributable to:	
Equity holders of the parent	(1,302)
Minority interest	-

Balances above do not include the one-off gain of HUF 82,636 million realized on the sale of WMT and Storage (see Note 7).

The cash flows of WMT and Storage for the 3 month period ended 31 March 2006 were as follows:

	3 month period ended 31 March 2006 HUF million
Operating cash flows	110,900
Investing cash flows	(2,245)
Total cash flows	**108,655**

37 Related party transactions

Transactions with associated companies in the normal course of business

	2007 HUF million	2006 HUF million
Trade receivables due from related parties	2,245	7,719
Trade payables due to related parties	1,827	555
Net sales regarding related parties	12,551	87,221

The Group purchased and sold goods and services with related parties during the ordinary course of business in 2007 and 2006, respectively. All of these transactions were conducted under market prices and conditions.

Remuneration of the members of the Board of Directors and Supervisory Board

Directors' total remuneration approximated HUF 150 million and HUF 286 million in 2007 and 2006, respectively. In addition, the non-executive directors participate in a long-term incentive scheme details of which are given below. Executive members do not receive any additional remuneration for their participation in the Board in excess of their managerial compensation package. Total remuneration of members of the Supervisory Board approximated HUF 88 million in 2007 and HUF 95 million in 2006.

Non-executive directors are remunerated with the following net amounts in addition to the convertible bond program:

- Non-executive directors 25,000 EUR/year
- Chairman of the Board 41,500 EUR /year

In case the position of the Chairman is not occupied by a non-executive director, it is the non-executive vice Chairman who is entitled for this payment.

Directors who are not Hungarian citizens and do not have permanent address in Hungary are provided with EUR 1,500 on each Board meeting (maximum 15 times) when travelling to Hungary. Directors who are chairmen of the committees are provided with EUR 1,000 per month.

Number of shares held by members of the Board of Directors and Supervisory Board and the management

	2007 Number of shares	2006 Number of shares
Board of Directors	413,798	243,857
Supervisory Board	891	1,935
Senior Management (except executive Board members)	141,497	73,291
Total	**556,186**	**319,083**

Transactions with the Officers and Management of the Company

Mr. Csányi, deputy chairman of the Board of Directors is also the Chairman-CEO of OTP Bank Nyrt. MOL Nyrt.and some of its subsidiaries have contractual relationship with the members of OTP Group, including having bank accounts, using credit card and brokerage services and obtaining loan financing. No transactions out of the usual conduct of business, or transactions with significant size has been concluded with OTP in 2006 or 2007, except for the share lending transaction (see Note 16). All of these transactions are on an arm's-length basis.

Mr. Gábor Horváth, a member of the Board of Directors is the owner of a legal consultancy firm that provided legal services to MOL Group amounting to HUF 4 million in 2006.

A close family member of Mr. Kamarás, member of the Board Of Directors, has direct control over Roff-Petrol Bt, an operator of three fuel stations.

Mrs. Bognár and Mr. Major, members of the Supervisory Board are directors of Fókusz Kom Kht., a non-profit organization founded by the trade unions, which received a loan from MOL Nyrt. amounting to HUF 330 million in 2004. The closing amount of the loan is HUF 270 million as of 31 December 2007. In 2007 and 2006 there was energy supply service provided by MOL Nyrt. to Fókusz Kom Kht. amounting to HUF 125 and HUF 94 million respectively. MOL Nyrt., and MOL-LUB Kft. purchased HUF 2 million training services from Fókusz Kom Kht. in 2006. As at 29 October 2007 Fókusz Kom Kht. was sold to an independent third party and prior directors were recalled. The brother of Mr. Major is the managing director of CSÚCS 94 Kft. which provided maintenance services to Petrolszolg Kft. amounting to HUF 168 and HUF 324 million during 2007 and 2006, respectively. In 2007 and 2006 there was rental service provided by MOL Nyrt. to CSÚCS 94 Kft. amounting to HUF 4 and HUF 3 million, respectively.

Mr. Hatina, member of the Supervisory Board has an indirect interest of a Slovakian company Granitol a.s. through Slovintegra a.s. The Group has sold polyethylene to this company in 2007 and 2006 amounted to HUF 4,484 million and HUF 2,013 million respectively, carried out on usual commercial terms and market prices. Additionally, Mr. Hatina has an indirect interest of a Slovakian company Real–H.M. s.r.o. through BAITEC Group a.s. The Group has sold goods to this company in 2007 in amount of HUF 3,929 million carried out on usual commercial terms and market prices.

The brother of Mr. Ferenc Horváth, managing director of Refining and Marketing is the CEO at Vértes Volán Zrt., which company (in compliance with regulations on public procurement)

regularly purchases fuel from the Group. The value of transactions (which are carried out on usual commercial terms and market prices) was HUF 2,132 million and HUF 2,200 million during 2007 and 2006, respectively.

Mr. József Molnár, Group Chief Financial Officer purchased two perpetual exchangeable capital securities issued by Magnolia Finance Ltd. (see Note 17) at 96% of nominal value on the Luxembourg Stock Exchange in June 2006.

Mr. Oszkár Világi, a member of the Board of Directors in Slovnaft and Slovnaft's Chief Executive Officer is a partner in legal firm Csekes, Világi, Drgonec & Partners, spol. s.r.o. that provided legal services to the Group in the value of HUF 52 million and HUF 78 million in 2007 and 2006, respectively, and until 31 January 2007 he was a member of the Supervisory Board of OTP Banka Slovensko a.s. Additionally, Mr. Világi was the chairman of the Board of Trustees of Železnice Slovenskej Republiky ("Railways of SR") in 2006. Slovnaft has sold products and services to this company carried out on usual commercial terms and market prices and amounted to HUF 272 million during 2006. Slovnaft has purchased services from this company amounted to HUF 16 million during 2006. All transactions have been carried out on usual commercial terms and market prices.

Mr. Pavol Buday, member of the Supervisory Board in Slovnaft is statutory representative of APOLKA, s.r.o. that provided services to Slovnaft in the value of HUF 7 million and HUF 7 million in 2007 and 2006, respectively.

Mr. Gansperger, the member of the Board of Directors in TVK is the member of the Supervisory Board in Geohidroterv Mérnökgeológiai, Környezetvédelmi és Vízgazdálkodási Kft. an engineering firm that provided services to MOL Nyrt. in the value of HUF 62 million and HUF 395 million in 2007 and 2006 respectively.

Key management compensation

	2007 HUF million	2006 HUF million
Salaries and other short-term employee benefits	1,956	1,095
Termination benefits	-	11
Post-employment benefits	7	9
Other long-term benefits	283	1,136
Share-based payments	392	319
Total	**2,638**	**2,570**

Loans to the members of the Board of Directors and Supervisory Board

No loans have been granted to Directors or members of the Supervisory Board.

38 Share-based payment plans

The expense recognized for employee services received during the year is shown in the following table:

	2007 HUF million	2006 HUF million
Expense arising from equity-settled share-based payment transactions	353	613
Expense arising from cash-settled share-based payment transactions	1,556	1,825
Total expense arising from share-based payment transactions	**1,909**	**2,438**

The share-based payments are described below.

Convertible bond program

Through a private placement on 9 October 2003 the directors and managers participating in the incentive scheme subscribed bonds convertible to ordinary series "A" shares, financed by bank loans. In the framework of the program a total number of 1,200 convertible bonds were issued having a nominal value of HUF 10 million and being convertible into 1,779 series "A" MOL shares each in equal instalments within five years, at a pre-defined period of the year (in October). The convertible bonds are treated as compound financial instruments in the consolidated financial statements (see Note 2).

The members of the Board of Directors are entitled to subscribe a total number of 25 bonds each, the chairmen of committees to 30 bonds each, the chairman of Board of Directors to 35 bonds (or vice-chairman if the chairman is an executive), while the remaining bonds can be subscribed by selected top managers of the MOL Group.

Details of the share conversion rights outstanding during the year are as follows:

	Number of shares in conversion options	Weighted average exercise price	Number of shares in conversion options	Weighted average exercise price
	2007	2007	2006	2006
	share	HUF/share	share	HUF/share
Outstanding at the beginning of the year	690,252	5,962	1,035,378	5,962
Granted during the year	-	-	-	-
Forfeited during the year	(17,790)	5,621	-	-
Exercised during the year	(345,126)	5,962	(345,126)	5,962
Expired during the year	-	-	-	-
Outstanding at the end of the year	**327,336**	**5,980**	**690,252**	**5,962**
Exercisable at the end of the year	-	-	-	-

The weighted average share price at the date of exercise for share conversion rights exercised during the year was HUF 5,962 per share. The options outstanding at the end of the year have a

weighted average remaining contractual life of 0.75 years (1.25 years in 2006). In 2006 and 2007 no options were granted.

	2007 HUF million	2006 HUF million
Expense recorded during the year	353	613
Fair value of conversion options not yet expensed	892	1,779
Liability component of the convertible bond	1,840	3,880
Equity component of the convertible bond	2,020	1,940

General Incentive Schemes for management until 2006

The incentive aim involves company and organizational level financial and operational targets, evaluation of the contribution to the strategic goals of the company and determined individual tasks in the System of Performance Management (TMR), and competencies. From the settled incentive scheme based on evaluation of indicators and qualification of individual tasks and competencies, 60% will be paid after the evaluation and 40% will be paid after a two years waiting period. The ratio of the incentive may change according to the individual agreements.

As required by IFRS 2, this share-based compensation scheme was originally accounted for as an equity-settled payment. However, in 2006 a change has been implemented in the scheme, transforming it to a cash-settled plan. Consequently, the accounting treatment has changed to that of cash-settled payment, expensing the fair value of the benefit as determined at the respective balance sheet date during the vesting period recorded as personnel-type expenses with a corresponding increase in Trade and other payables. The management has also decided to cut the vesting period of this General Incentive Scheme and the incentives for 2005 has been paid at the end of 2007. Expenses incurred by this scheme in 2007 were HUF 654 million (net of contributions).

Share-option incentive from 2006

The incentive system based on stock options launched in 2006 ensures the interest of the management of the MOL Group in the long-term increase of MOL stock price.

The incentive stock option is a material incentive disbursed in cash, calculated based on call options concerning MOL shares, with annual recurrence, with the following characteristics:

- covers a 5-year period (3-year vesting and 2-year exercising period) starting annually,
- its rate is defined by the quantity of units specified by MOL job category
- the value of the units is set annually (in 2006 and 2007, 1 unit equals to 100 MOL shares).

It is not possible to redeem the share option until the end of the third year (vesting period); the redemption period lasts from 1 January of the 4th year until 31 December of the 5th year.

The incentive is paid in the redemption period according to the declaration of redemption. The paid amount of the incentive is determined as the product of the defined number and price increase (difference between the redemption price and the initial price) of shares.

Details of the share option rights granted during the year were as follows:

	Number of shares in conversion options	Weighted average exercise price	Number of shares in conversion options	Weighted average exercise price
	2007	**2007**	**2006**	**2006**
	share	**HUF/share**	**share**	**HUF/share**
Outstanding at the beginning of the year	139,412	20,170	-	-
Granted during the year	163,296	21,146	139,412	20,170
Forfeited during the year	(8,724)	20,170	-	-
Exercised during the year	-	-	-	-
Expired during the year	-	-	-	-
Outstanding at the end of the year	**293,984**	**20,712**	**139,412**	**20,170**
Exercisable at the end of the year	-	-	-	-

As required by IFRS 2, this share-based compensation is accounted for as cash-settled payments, expensing the fair value of the benefit as determined at vesting date during the vesting period. Expense incurred by this scheme in 2007 was HUF 902 million (net of contributions), recorded as personnel-type expenses with a corresponding increase in Trade and other payables.

Fair value as of the balance sheet date was calculated using the binomial option pricing model. The inputs to the model were as follows:

	2007	**2006**
Weighted average exercise price (HUF / share)	20,712	20,170
Weighted average share price (HUF / share)	24,491	21,300
Expected volatility based on historical data	31.89%	29.31%
Expected dividend yield	2.34%	1.46%
Expected life (years)	3.56	4.0
Risk free interest rate	7.58%	7.54%

Historical Summary Financial Information (IFRS)

Consolidated Income Statements for the Years Ended 31 December

	2003	2004	2005	2006 restated	2007	2007
	HUF millions	HUF millions	HUF millions	HUF millions	HUF millions	USD millions*
Net revenue and other operating income	**1,524,039**	**1,971,956**	**2,473,614**	**2,992,149**	**2,669,014**	**14,521**
Total operating expenses	1,440,968	1,723,185	2,169,178	2,582,577	2,313,509	12,587
Profit from operations	83,071	248,771	304,436	409,572	355,505	1,934
Profit for the year attributable to equity holders of the parent	**99,981**	**208,570**	**244,919**	**329,483**	**257,796**	**1,403**

Consolidated Balance Sheets as at 31 December

	2003	2004	2005	2006 restated	2007	2007
	HUF millions	HUF millions	HUF millions	HUF millions	HUF millions	USD millions**
Non-current assets	1,091,774	1,101,385	1,344,176	1,301,035	1,533,084	8,882
Current assets	440,961	533,495	684,659	864,297	887,958	5,145
Total assets	**1,532,735**	**1,634,880**	**2,028,835**	**2,165,332**	**2,421,042**	**14,027**
Equity attributable to equity holders of the parent	523,869	734,170	983,279	1,079,666	792,164	4,589
Minority interest	155,752	67,955	70,359	191,537	124,902	724
Non-current liabilities	430,995	319,716	427,979	410,987	850,546	4,928
Current liabilities	422,119	513,039	547,218	483,142	653,430	3,786
Total equity and liabilities	**1,532,735**	**1,634,880**	**2,028,835**	**2,165,332**	**2,421,042**	**14,027**

Consolidated Stetements of Cash Flows for the Years Ended 31 December

	2003	2004	2005	2006 restated	2007	2007
	HUF millions	HUF millions	HUF millions	HUF millions	HUF millions	USD millions*
Net cash provided by operating activities	**203,158**	**324,381**	**282,159**	**529,508**	**315,506**	**1,716**
Net cash provided by / (used in) investing activities	(298,529)	(224,811)	(259,480)	111,669	(336,978)	(1,833)
Net cash provided by / (used in) financing activities	114,639	(75,657)	(49,472)	(287,481)	(245,951)	(1,338)
(Decrease)/increase in cash and cash equivalents	**19,268**	**23,913**	**(26,793)**	**353,696**	**(267,423)**	**(1,455)**

* 2007 average HUF/USD 183.8 ** 2007 year-end HUF/USD 172.6

Key Group Operating Data

Gross proved developed and undeveloped reserves (according to SEC rules)*

Major domestic fields and remaining other properties	Natural gas		Crude oil		Combined	
	MCM	Bcf	kt	million bbl	ktoe	million boe
December 31, 2003	**32,529.0**	**1,148.8**	**9,805.4**	**74.0**	**39,007.0**	**294.5**
Revision of previous estimates	(1,306.2)	(46.1)	(135.5)	(1.0)	(262.6)	(2.0)
Extension and discoveries	1,100.1	38.8	71.8	0.5	1,030.5	7.8
Production	(3,076.1)	(108.6)	(1,076.7)	(8.1)	(3,757.0)	(28.4)
Purchase/sale of minerals in place	0	0	0	0	0	0
December 31, 2004	**29,246.8**	**1,032.8**	**8,665.0**	**65.4**	**36,017.9**	**271.9**
Revision of previous estimates	120.0	4.2	(1,801.0)	(13.6)	(2,804.1)	(21.2)
Extension and discoveries	1,243.7	43.9	448.7	3.4	1,838.3	13.9
Production	(3,010.4)	(106.3)	(947.3)	(7.2)	(3,539.1)	(26.7)
Purchase/sale of minerals in place	(105.3)	(3.7)	0	0	(88.0)	(0.7)
December 31, 2005	**27,494.8**	**971.0**	**6,365.3**	**48.1**	**31,425.0**	**237.3**
Revision of previous estimates	534.2	18.9	269.8	2.0	812.5	6.1
Extension and discoveries	44.4	1.6	62.6	0.5	106.5	0.8
Production	(3,224.6)	(113.9)	(885.5)	(6.7)	(3,664.6)	(27.7)
Purchase/sale of minerals in place	0	0	0	0	0	0
December 31, 2006	**24,848.8**	**877.5**	**5,812.0**	**43.9**	**28,679.4**	**216.5**
Revision of previous estimates	(1,483.8)	(52.4)	(18.4)	(0.1)	(1,421.1)	(10.7)
Extension and discoveries	194.9	6.9	0	0	167.5	1.3
Production	(2,620.3)	(92.5)	(838.4)	(6.3)	(3,029.2)	(22.9)
Purchase/sale of minerals in place	(2,261.6)	(79.9)	0	0	(2,245.3)	(17.0)
December 31, 2007	**18,678.0**	**659.6**	**4,955.3**	**37.4**	**22,151.3**	**167.2**

Reserves in abroad	Natural gas		Crude oil		Combined	
	MCM	Bcf	kt	million bbl	ktoe	million boe
December 31, 2003	**0.0**	**0.0**	**2,825.5**	**20.5**	**2,825.5**	**20.5**
Revision of previous estimates	0.0	0.0	0.0	0.0	0.0	0.0
Extension and discoveries	0.0	0.0	0.0	0.0	0.0	0.0
Production	0.0	0.0	(1,148.5)	(8.3)	(1,148.5)	(8.3)
Purchase/sale of minerals in place	0.0	0.0	3,635.5	26.4	3,635.5	26.4
December 31, 2004	**0.0**	**0.0**	**5,312.5**	**38.6**	**5,312.5**	**38.6**
Revision of previous estimates	0.0	0.0	3,313.5	24.1	3,313.5	24.1
Extension and discoveries	0.0	0.0	0.0	0.0	0.0	0.0
Production	0.0	0.0	(1,368.9)	(10.0)	(1,368.9)	(10.0)
Purchase/sale of minerals in place	0.0	0.0	0.0	0.0	0.0	0.0
December 31, 2005	**0.0**	**0.0**	**7,257.1**	**52.8**	**7,257.1**	**52.8**
Revision of previous estimates	0.0	0.0	(18.9)	(0.2)	(18.9)	(0.2)
Extension and discoveries	82.7	2.9	0.0	0.0	69.0	0 6
Production	0.0	0.0	(1,307.7)	(9.5)	(1,307.7)	(9.5)
Purchase/sale of minerals in place	0.0	0.0	863.0	6.0	863.0	6.0
December 31, 2006	**82.7**	**2.9**	**6,793.5**	**49.1**	**6,862.5**	**49.7**
Revision of previous estimates	41.0	0.2	6,531.8	45.7	6,560.2	45.9
Extension and discoveries	0.0	0.0	0.0	0.0	0.0	0.0
Production	(57.6)	(0.3)	(1,305.1)	(9.5)	(1,349.2)	(9.8)
Purchase/sale of minerals in place	0.0	0.0	313.8	2.3	313.8	2.3
December 31, 2007	**66.1**	**2.8**	**12,334.1**	**87.7**	**12,387.3**	**88.1**
Total (domestic+int') hydrocarbon reserves as of Dec 31, 2003	**32,529.0**	**1,148.8**	**12,630.9**	**94.6**	**41,832.5**	**315.0**
Total (domestic+int') hydrocarbon reserves as of Dec 31, 2004	**29,246.8**	**1,032.8**	**13,977.5**	**104.0**	**41,330.4**	**310.6**
Total (domestic+int') hydrocarbon reserves as of Dec 31, 2005	**27,494.8**	**971.0**	**13,622.4**	**100.8**	**38,682.1**	**290.0**
Total (domestic+int') hydrocarbon reserves as of Dec 31, 2006	**24,931.5**	**880.4**	**12,605.5**	**93.0**	**35,541.9**	**266.2**
Total (domestic+int') hydrocarbon reserves as of Dec 31, 2007	**18,744.1**	**662.4**	**17,289.4**	**125.1**	**34,538.6**	**255.4**

*The reserves does not include information about MOL's share proportionate to its ownership from reserves of INA, d.d.

Gross reserves (according to SPE rules)*	Natural gas		Crude oil		Combined	
	MCM	Bcf	kt	million bbl	ktoe	million boe
Proved reserves as of December 31, 2007						
Hungary	18,249.9	644.5	7,768.2	58.6	22,484.6	169.8
Russia, Pakistan	1,787.6	11.8	13,434.8	95.6	14,858.0	107.5
INA d.d. (25%)	7,964.7	281.3	2,447.9	18.1	10,559.3	67.4
Total (domestic+int') hydrocarbon reserves	28,002.2	937.6	23,650.9	172.3	47,901.9	344.7
Proved and probable reserves as of December 31, 2007						
Hungary	23,003.1	812.3	9,477.5	71.6	27,784.8	209.8
Russia, Pakistan	1,947.6	12.9	16,557.6	118.0	18,105.8	130.8
INA d.d. (25%)	11,189.5	395.2	3,198.4	23.6	14,667.9	93.6
Total (domestic+int') hydrocarbon reserves	36,140.2	1,220.4	29,233.5	213.1	60,558.6	434.2

* The reserves include information about MOL's share proportionate to its ownersip from reserves of INA, d.d..
INA, d.d.'s reserves were estimated by MOL based on available public information.

Average production costs	2003	2004	2005	2006	2007
Crude oil					
USD/bbl	6.57	6.11	6.28	6.33	9.98
Natural gas					
USD/MMcf	629.4	858.7	937.7	861.3	936.3
Total USD/boe	**5.25**	**5.73**	**6.05**	**5.87**	**8.03**

Exploration and development data	2003	2004	2005	2006	2007
Wells tested	**94 (71)**	**121 (102)**	**41 (28)**	**19 (15)**	**52 (31)**
of which exploration wells (of which foreign)	14 (1)	8 (1)	12 (2)	7 (3)	16 (3)
crude oil (of which foreign)	2 (0)	0 (0)	1 (0)	2 (0)	0 (0)
natural gas (of which foreign)	3 (0)	1 (0)	2 (1)	1 (0)	8 (0)
dry / non commercial well (of which foreign)	9 (1)	7(1)	9 (1)	4 (3)	8 (3)
of which development wells (of which foreign)	80 (70)	43 (31)	29 (26)	12 (12)	36 (28)
crude oil (of which foreign)	76 (70)	31 (31)	29 (26)	11 (11)	31 (26)
natural gas (of which foreign)	4 (0)	12 (0)	0 (0)	1 (1)	3 (2)
dry well (of which foreign)	0 (0)	0 (0)	0 (0)	0 (0)	2 (0)

Hydrocarbon production (gross figures) (kt)	**2003**	**2004**	**2005**	**2006**	**2007**
Crude oil (domestic)*	1,083	1,024	884	857	799
Crude oil (international)	621	1148	1,369	1,310	1,323
Condensates (domestic)	219	229	206	216	162
Condensates (international)					10
LPG	206	220	206	200	157
Other gas products	50	52	51	43	41

*excluding separated consensate

Natural gas production (net dry) (mcm)	**2003**	**2004**	**2005**	**2006**	**2007**
Natural gas production (domestic)*	2,940	3,015	2,966	3,028	2,488
Natural gas production (international)	0	0	31	51	58

* from 2006 excluding original cushion gas production from gas storage due to the sale of Gas storage

Natural gas transmission volume (mcm)	**2003**	**2004**	**2005**	**2006**	**2007**
Hungarian transmission	17,393	17,004	17,714	17,278	14,961
Transit	2,044	2,526	2,570	2,386	2,390

Transmission fee	**2003**	**2004**	**2005**	**2006**	**2007**
Hungarian transmission fee (HUF/cm)		3.00	3.03	3.16	3.68

Crude oil processing (kt)	**2003***	**2004**	**2005**	**2006**	**2007****
Domestic crude oil	1,093	980	908	852	800
Imported crude oil	9,395	11,054	11,503	11,673	12,487
Total crude oil processing	**10,488**	**12,034**	**12,411**	**12,525**	**13,287**
Condensates processing	220	231	210	214	162
Other feedstock	1,499	1,933	2,433	2,371	2,854
Total throughput	**12,207**	**14,198**	**15,054**	**15,110**	**16,303**
Contract and joint processing	0	0	0	0	0
Average distillation capacity used Duna Refinery %	**85**	**86**	**91**	**89**	**91**
Average distillation capacity used Slovnaft %	**97**	**94**	**95**	**98**	**98**

* MOL Group with Slovnaft from 1 April
** MOL Group with IES from 15 November

Crude oil product sales without LPG and gas product (kt)	2003*	2004	2005	2006	2007**
Domestic sales	**4,066**	**3,892**	**4,065**	**4,630**	**4,701**
Gas and heating oils	1,766	1,808	1,919	2,345	2,438
Motor gasolines	1,189	1,159	1,148	1,286	1,331
Fuel oils	478	238	166	132	161
Bitumen	183	165	244	300	163
Lubricants	32	25	26	24	26
Other products	418	497	562	543	582
Sales in Slovakia	**1,188**	**1,408**	**1,378**	**1,464**	**1,524**
Gas and heating oils	562	690	719	786	838
Motor gasolines	419	467	420	406	444
Lubricants	18	20	15	11	10
Bitumen	60	58	96	99	85
Other products	129	173	128	162	147
Export sales	**4,635**	**5,836**	**6,004**	**5,714**	**6,576**
Gas and heating oils	2,613	3,150	3,264	3,254	3,671
Motor gasolines	1,153	1,554	1,534	1,263	1,365
Lubricants (with base-oil)	80	94	115	113	116
Bitumen	152	167	191	128	300
Other products	637	871	900	956	1124
Total crude oil product sales	**9,889**	**11,136**	**11,447**	**11,808**	**12,801**

* MOL Group with Slovnaft from 1 April
** MOL Group with Tifon from 1 November and with IES from 15 November

Petrochmical production (kt)	2003*	2004	2005	2006	2007
Etilén	489	595	796	775	870
LDPE	220	294	284	263	270
HDPE	188	195	353	360	404
PP	330	370	441	496	545

* MOL Group with Slovnaft from 1 April

Petrochemical sales (kt)	2003*	2004	2005	2006	2007
Domestic sales	393	430	468	479	491
Slovakia	79	77	69	72	84
Export sales	621	550	758	819	912
Total product sales	**1,093**	**1,057**	**1,295**	**1,370**	**1,487**

* MOL Group with Slovnaft from 1 April

Average headcount (person)	**2003***	**2004**	**2005**	**2006**	**2007****
Exploration and Production	2,024	1,682	1,502	1,428	1,504
Refining and Marketing	3,160	3,045	2,953	2,796	2,836
Gas	624	10	6	1	0
Corporate Services	531	528	580	504	539
Headquarters and other	709	578	489	461	427
MOL Rt. total	7,048	5,843	5,530	5,190	5,306
Subsidiaries	8,884	10,617	10,056	9,121	9,194
MOL Group	**15,932**	**16,460**	**15,586**	**14,311**	**14,500**

* MOL Group with Slovnaft from 1 April
** MOL Group with IES and Tifon

Closing headcount	**2003***	**2004**	**2005**	**2006**	**2007****
MOL Rt.	6,539	5,546	5,348	5,096	5,305
Subsidiaries	9,327	9,919	9,312	8,765	9,753
MOL Group	**15,866**	**15,465**	**14,660**	**13,861**	**15,058**

* MOL Group with Slovnaft from 1 April
** MOL Group with IES and Tifon

Supplementary oil and gas industry disclosures required by FASB 69 (unaudited)

These disclosures do not include information about MOL's share in INA's oil and gas activities, as these disclosures in accordance with FASB 69 were not available on INA's oil and gas activities in 2007 or for previous years.

A) Reserves

Proved reserves are the estimated quantities of oil and gas which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those reserves which can be expected to be recovered through existing wells with existing equipment and operating methods. The reserves reported exclude volumes attributable to oil and gas discoveries that are not at present considered proved. Such reserves will be included when technical, fiscal and other conditions allow them to be economically developed and produced.

Oil and gas reserves cannot be measured exactly since estimation involves subjective judgement and arbitrary determinations. Estimates remain subject to revision.

Estimated net proved reserves of crude oil and natural gas at the end of the year and the changes in such reserves during the year are set out below.

	Crude oil and condensate (kt)				
	Consolidated companies			Associated companies	Total
	Hungary	Foreign	Total		
Reserves at 31 December 2005	**8,495**	**5,161**	**13,656**	**-**	**13,656**
Revision of previous estimates	(26)	143	117	-	117
Extensions and discoveries	63	4	67	-	67
Improved recovery	-	-	-	-	-
Purchase of minerals	-	601	601	-	601
Sales of minerals	-	-	-	-	-
Production	(1,042)	(938)	(1,980)	-	(1,980)
Reserves at 31 December 2006	**7,490**	**4,971**	**12,461**	**-**	**12,461**
Revision of previous estimates	363	4,289	4,652	-	4,652
Extensions and discoveries	9	-	9	-	9
Improved recovery	-	-	-	-	-
Purchase of minerals	-	215	215	-	215
Sales of minerals	(224)	-	(224)	-	(224)
Production	(920)	(1,305)	(2,225)	-	(2,225)
Reserves at 31 December 2007	**6,718**	**8,169**	**14,887**	**-**	**14,887**
Proved developed reseves as of					
31 December 2005	**5,869**	**5,161**	**11,030**	**-**	**11,030**
31 December 2006	**5,089**	**4,971**	**10,060**	**-**	**10,060**
31 December 2007	**5,046**	**2,870**	**7,915**	**-**	**7,915**

Foreign crude oil and condensate reserves include reserves in Russia and Pakistan, while foreign natural gas reserves include reserves in Pakistan.

	Natural gas (million m³)				
	Consolidated companies			Associated companies	Total
	Hungary	**Foreign**	**Total**		
Reserves at 31 December 2005	**17,172**	**-**	**17,172**	**-**	**17,172**
Revision of previous estimates	(1,843)	-	(1,843)	-	(1,843)
Extensions and discoveries	36	72	108	-	108
Improved recovery	-	-	-	-	-
Purchase of minerals	-	-	-	-	-
Sales of minerals	-	-	-	-	-
Production	(1,256)	-	(1,256)	-	(1,256)
Reserves at 31 December 2006	**14,109**	**72**	**14,182**	**-**	**14,182**
Revision of previous estimates	(2)	44	42	-	42
Extensions and discoveries	144	-	144	-	144
Improved recovery	-	-	-	-	-
Purchase of minerals	-	-	-	-	-
Sales of minerals	(1,256)	-	(1,256)	-	(1,256)
Production	(987)	(58)	(1,045)	-	(1,045)
Reserves at 31 December 2007	**12,008**	**59**	**12,067**	**-**	**12,067**
Proved developed reseves as of					
31 December 2005	**11,733**	**-**	**11,733**	**-**	**11,733**
31 December 2006	**9,534**	**72**	**9,606**	**-**	**9,606**
31 December 2007	**7,652**	**59**	**7,711**	**-**	**7,711**

	Crude oil, condensate and natural gas (thousand tons of oil equivalent)				
	Consolidated companies			Associated companies	Total
	Hungary	Foreign	Total		
Reserves at 31 December 2005	**23,343**	**5,161**	**28,504**	**-**	**28,504**
Revision of previous estimates	(1,984)	143	(1,841)	-	(1,841)
Extensions and discoveries	94	61	155	-	155
Improved recovery	-	-	-	-	-
Purchase of minerals	-	601	601	-	601
Sales of minerals	-	-	-	-	-
Production	(2,049)	(938)	(2,987)	-	(2,987)
Reserves at 31 December 2006	**19,404**	**5,028**	**24,432**	**-**	**24,432**
Revision of previous estimates	(75)	4,323	4,248	-	4,248
Extensions and discoveries	134	-	134	-	134
Improved recovery	-	-	-	-	-
Purchase of minerals	-	215	215	-	215
Sales of minerals	(1,289)	-	(1,289)	-	(1,289)
Production	(1,691)	(1,349)	(3,040)	-	(3,040)
Reserves at 31 December 2007	**16,483**	**8,216**	**24,699**	**-**	**24,699**
Proved developed reseves as of					
31 December 2005	**15,883**	**5,161**	**21,044**	**-**	**21,044**
31 December 2006	**13,007**	**5,028**	**18,035**	**-**	**18,035**
31 December 2007	**11,497**	**2,917**	**14,414**	**-**	**14,414**

B) Capitalised costs

The aggregate amount of tangible and intangible fixed assets of Group companies relating to oil and gas exploration and production activities and the aggregate amount of the related depreciation, depletion, amortisation and impairment at December 31 are shown in the table below:

HUF million	**Consolidated companies**			**Associated companies**	**Total**
	Hungary	**Foreign**	**Total**		
At 31 December 2005					
Gross value	237,814	46,836	284,650	-	284,650
Proved properties	237,814	46,836	284,650	-	284,650
Unproved properties	-	-	-	-	-
Accumulated DD&A and impairments	157,603	20,461	178,064	-	178,064
FX differences	-	(3,014)	(3,014)	-	(3,014)
Net capitalised costs	**80,211**	**29,390**	**109,601**	**-**	**109,601**
At 31 December 2006					
Gross value	316,972	111,743	428,715	-	428,715
Proved properties	316,972	56,939	373,911	-	373,911
Unproved properties	-	54,804	54,804	-	54,804
Accumulated DD&A and impairments	193,088	28,268	221,357	-	221,357
FX differences		(1,452)	(1,452)	-	(1,452)
Net capitalised costs	**123,884**	**84,927**	**208,811**	**-**	**208,811**
At 31 December 2007					
Gross value	330,286	138,662	468,948	-	468,948
Proved properties	330,286	105,964	436,250	-	436,250
Unproved properties	-	32,698	32,698	-	32,698
Accumulated DD&A and impairments	235,476	41,870	277,346	-	277,346
FX differences	-	1,408	1,408	-	1,408
Net capitalised costs	**94,810**	**95,384**	**190,194**	**-**	**190,194**

Capitalised decommissioning costs are included in figures from 2006.

C) Costs incurred

Costs incurred by Group companies during the year in oil and gas property acquisition, exploration and development activities, whether capitalised or expensed directly, are shown in the table below.

HUF million	Consolidated companies			Associated companies	Total
	Hungary	Foreign	Total		
For year ended 31 December 2005					
Acquisition of properties	-	3,935	3,935	-	3,935
Proved	-	-	-	-	-
Unproved	-	3,935	3,935	-	3,935
Exploration	10,207	4,983	15,190	-	15,190
G&G	3,437	2,381	5,818	-	5,818
Drilling	6,738	2,042	8,780	-	8,780
Rental fee, other	32	560	592	-	592
Development	6,797	3,815	10,612	-	10,612
Total costs incurred	**17,004**	**12,733**	**29,737**	**-**	**29,737**
For year ended 31 December 2006					
Acquisition of properties	-	43,113	43,113	-	43,113
Proved	-	8,368	8,368	-	8,368
Unproved	-	34,745	34,745	-	34,745
Exploration	8,501	4,892	13,393	-	13,393
G&G	1,332	1,173	2,505	-	2,505
Drilling	7,090	3,009	10,098	-	10,098
Rental fee, other	79	711	789	-	789
Development	16,953	3,563	20,516	-	20,516
Total costs incurred	**25,454**	**51,568**	**77,022**	**-**	**77,022**
For year ended 31 December 2007					
Acquisition of properties	-	9,886	9,886	-	9,886
Proved	-	1,338	1,338	-	1,338
Unproved	-	8,548	8,548	-	8,548
Exploration	9,009	7,598	16,607	-	16,607
G&G	1,579	2,814	4,393	-	4,393
Drilling	7,383	3,920	11,303	-	11,303
Rental fee, other	48	864	912	-	912
Development	15,139	10,553	25,692	-	25,692
Total costs incurred	**24,148**	**28,037**	**52,185**	**-**	**52,185**

D) Earnings

Earnings of Group companies from exploration and production activities excluding financing costs and related tax effects.

HUF million	Consolidated companies			Associated companies	Total
	Hungary	Foreign	Total		
For year ended 31 December 2005					
Sales	140,270	51,253	191,523	-	191,523
third parties	101,773	51,253	153,026	-	153,026
intra-group	38,497	-	38,497	-	38,497
Production costs	(19,970)	(1,788)	(21,757)	-	(21,757)
Exploration expense	(8,431)	(4,983)	(13,413)	-	(13,413)
DD&A	(16,268)	(9,084)	(25,352)	-	(25,352)
Other income/(costs)	(2,751)	(13,233)	(15,984)	-	(15,984)
Earnings before taxation	92,850	22,166	115,016	-	115,016
Taxation	-	(6,441)	(6,441)	-	(6,441)
Earnings from operation	**92,850**	**15,725**	**108,575**	**-**	**108,575**
For year ended 31 December 2006					
Sales	167,245	32,547	199,792	-	199,792
third parties	67,922	32,547	100,470	-	100,470
intra-group	99,323	-	99,323	-	99,323
Production costs	(20,272)	(2,773)	(23,045)	-	(23,045)
Exploration expense	(2,401)	(3,314)	(5,715)	-	(5,715)
DD&A	(28,954)	(7,420)	(36,374)	-	(36,374)
Other income/(costs)	(4,534)	(3,812)	(8,346)	-	(8,346)
Earnings before taxation	111,084	15,228	126,312	-	126,312
Taxation	(1,081)	(7,237)	(8,318)	-	(8,318)
Earnings from operation	**110,003**	**7,991**	**117,994**	**-**	**117,994**
For year ended 31 December 2007					
Sales	128,694	39,072	167,766	-	167,766
third parties	43,848	39,072	82,921	-	82,921
intra-group	84,846	-	84,846	-	84,846
Production costs	(18,899)	(4,620)	(23,519)	-	(23,519)
Exploration expense	(4,507)	(3,691)	(8,197)	-	(8,197)
DD&A	(26,876)	(13,605)	(40,480)	-	(40,480)
Other income/(costs)	(4,543)	543	(4,001)	-	(4,001)
Earnings before taxation	73,870	17,700	91,570	-	91,570
Taxation	(17,602)	(4,657)	(22,259)	-	(22,259)
Earnings from operation	**56,268**	**13,043**	**69,310**	**-**	**69,310**

Other income/cost was corrected by the administration cost inside MOL Plc in every year. The impact of capitalised decommissioning costs on DD&A and impairment is included from 2006.

E/1) Standardised measure of discounted future net cash flows

The standardised measure of discounted future net cash flows from production of proved reserves was developed as follows:

1. Estimates are made of quantities of proved reserves and the future periods which they are expected to be produced based on year-end economic conditions.
2. The estimated future cash in-flows from proved reserves are determined based on year-end prices.
3. The future cash flows are reduced by estimated production costs (including transportation costs and production taxes), future development and other, mainly abandonment and maintenance costs. All estimates are based on year-end economic conditions.
4. Future income taxes are computed by applying the year-end statutory tax rate to future net cash flows after allowing for tax deductible items (such as tax written down value of oil and gas producing assets) and future income tax credits.
5. Future net cash flows have been discounted at 10 percent in accordance with FASB 69.

The standardised measure of discounted future net cash flows does not purport nor should it be interpreted to present the fair value of the Company's oil and gas reserves. An estimate of fair value would also take into account, among other things, the recovery of reserves not presently classified as proved, anticipated future changes in prices and costs and a discount factor more representative of the time value of money and risks inherent in reserves estimate.

HUF million	Consolidated companies 2005		
	Hungary	Foreign	Total
Future cash inflows	1,647,975	176,514	1,824,489
Future production costs	(283,637)	(40,502)	(324,139)
Future development and other costs	(136,617)	(9,763)	(146,379)
Future tax expense	(197,566)	(27,835)	(225,401)
Future net cash flows	1,030,155	98,415	1,128,570
Effect of discounting	(459,050)	(35,067)	(494,118)
Standardised measure of discounted future cash flows	571,104	63,347	634,452

HUF million	Consolidated companies 2006		
	Hungary	Foreign	Total
Future cash inflows	1,416,838	149,675	1,566,514
Future production costs	(244,913)	(23,846)	(268,759)
Future development and other costs	(169,122)	(14,306)	(183,428)
Future tax expense	(210,835)	(23,892)	(234,727)
Future net cash flows	791,968	87,631	879,599
Effect of discounting	(325,142)	(32,450)	(357,593)
Standardised measure of discounted future cash flows	466,826	55,181	522,006

HUF million	Consolidated companies 2007		
	Hungary	Foreign	Total
Future cash inflows	1,361,413	377,658	1,739,071
Future production costs	(249,959)	(62,457)	(312,415)
Future development and other costs	(170,634)	(63,130)	(233,764)
Future tax expense	(209,564)	(58,320)	(267,883)
Future net cash flows	731,257	193,751	925,008
Effect of discounting	(262,803)	(104,682)	(367,485)
Standardised measure of discounted future cash flows	468,454	89,069	557,523

E/2) Change in standardised measure of discounted future cash flows

HUF million	Consolidated companies			Associated companies	Total
	Hungary	Foreign	Total		
At 31 December 2005	**571,104**	**63,347**	**634,452**	**-**	**634,452**
Net changes in prices and production costs	(37,390)	7,732	(29,658)	-	(29,658)
Sales and transfers of oil and gas, net of production costs during the year	(148,047)	(31,616)	(179,663)	-	(179,663)
Development and other costs incurred during the year	19,967	2,949	22,916	-	22,916
Net cash from extensions, discoveries and improved recovery	3,279	586	3,866	-	3,866
Development and other cost related to future production	(7,147)	(3,230)	(10,377)	-	(10,377)
Purchase/Sale of minerals in place	-	2,940	2,940	-	2,940
Revisions of previous reserve estimate	5,253	(598)	4,655	-	4,655
Accretion of discount	68,092	8,201	76,294	-	76,294
Net change in income tax	(8,287)	4,868	(3,418)	-	(3,418)
At 31 December 2006	**466,826**	**55,181**	**522,006**	**-**	**522,006**
Net changes in prices and production costs	78,006	24,855	102,861	-	102,861
Sales and transfers of oil and gas, net of production costs during the year	(110,899)	(32,698)	(143,597)	-	(143,597)
Development and other costs incurred during the year	21,647	(32,626)	(10,978)	-	(10,978)
Net cash from extensions, discoveries and improved recovery	4,730	-	4,730	-	4,730
Development and other cost related to future production	(4,935)	4,165	(770)	-	(770)
Purchase/Sale of minerals in place	(55,370)	796	(54,574)	-	(54,574)
Revisions of previous reserve estimate	16,080	76,266	92,346	-	92,346
Accretion of discount	58,493	7,035	65,528	-	65,528
Net change in income tax	(6,125)	(14,335)	(20,460)	-	(20,460)
At 31 December 2007	**468,454**	**89,069**	**557,523**	**-**	**557,523**

Corporate governance




1450
MOL

Corporate Governance

MOL has always recognised the importance of maintaining the highest standards of corporate governance. Among other things, the voluntary approval of the declaration on the Budapest Stock Exchange Corporate Governance Recommendations by the Annual General Meeting in 2006, before the official deadline, served as testament to the Company's commitment to corporate governance. In addition, MOL made a declaration concerning the application of the corporate governance recommendations of the Warsaw Stock Exchange prior to the admission of its shares to the Warsaw Stock Exchange in December 2004. The Company submits its declaration on relevant stock exchange corporate governance recommendations to both markets each year.

MOL's corporate governance meets the requirements of the regulations of the Budapest Stock Exchange, the directives of the Hungarian Financial Supervisory Authority and the relevant regulations of the Capital Market Act. MOL also subjects its policies to regular review to ensure that they take account of continually evolving international best practice in this area. In 2006, MOL approved its Corporate Governance Code, which summarises its approach to shareholders' rights, main governing bodies, remuneration and ethical issues. The Corporate Governance Code has been published on the homepage of the Company.

MOL's corporate governance practices were rated highly in a report issued on December 30th, 2003 by Deminor Rating, the international corporate governance consultancy and rating firm. The original rating was updated in 2005. Corporate governance initiatives in 2004 and 2005 were taken into consideration, and the overall rating was raised from 7.0 to 7.5 (on a scale of 1-10). In 2007, ISS Corporate Services (successor of Deminor Rating) reviewed and further improved MOL's rating to 8.0. MOL's sub-rating improved on three areas reviewed out of four, the company improved especially on the area of shareholders' rights and duties.

Board of Directors

MOL's Board of Directors acts as the highest governance body of the Company and as such has collective responsibility for all corporate operations.

The Board's key activities are focused on achieving increasing shareholder value, improving efficiency and profitability, and ensuring transparency in corporate activities. It also aims to ensure appropriate risk management, environmental protection, and conditions for safety at work.

Given that MOL and its subsidiaries effectively operate as a single unit, the Board is also responsible for enforcing its aims and policies, and for promoting the MOL culture throughout the entire Group.

The principles, policies and goals take account of the Board's specific and unique relationship with MOL's shareholders, the executive management and the Company. The composition of the Board reflects this with the majority (eight of eleven members) made up of non-executive directors. At present, 7 members of the Board of Directors qualify as independent on the basis of its own set of criteria (based on NYSE recommendations) and the declaration of directors.

The members of the Board of Directors and their independence status (professional CVs of the members are available on corporate homepage):

Zsolt Hernádi, Chairman-CEO – non-independent
Dr. Sándor Csányi, Vice Chairman – independent
László Akar – independent
Michel-Marc Delcommune – non-independent
Dr. Miklós Dobák – independent
Dr. Gábor Horváth – independent
Miklós Kamarás – independent
Dr. Ernő Kemenes – independent
József Molnár (since 12 October 2007) – non-independent (before József Molnár, until 11 October 2007 Mrs. Kálmán Simóka PhD. was the member of the Board of Directors with independent status)
György Mosonyi – non-independent
Iain Paterson – independent

Relationship with the shareholders

The Board is aware of its commitment to represent and promote shareholders' interests, and recognises that it is fully accountable for the performance and activities of the MOL Group. To help ensure that the Company can meet shareholders' expectations in all areas, the Board continually analyses and evaluates developments, both in the broader external environment as well as at an operational level.

Formal channels of communication with shareholders include the Annual Report and Accounts and the quarterly results reports, as well as other public announcements made through the Budapest Stock Exchange (primary exchange) and the Warsaw Stock Exchange. Regular and extraordinary announcements are published on PSZÁF (Hungarian Financial Supervisory Authority) publication site and on MOL's homepage. In addition, presentations on the business, its performance and strategy are given to shareholders at the Annual General Meeting and extraordinary General Meetings. Roadshow visits are also made to various cities in the UK, the US and Continental Europe where meetings are held with representatives of the investment community, including MOL shareholders and holders of MOL's Global Depository Receipts. Furthermore, investors are able to raise questions or make proposals at any time during the year, including the Company's General Meeting. Investor feedbacks are regularly reported to the Board of Directors.

In 2007 MOL participated in 15 roadshows and investor conferences (3 US and 12 European) having over 200 meetings with potential and existing shareholders.

MOL has an Investor Relations department which is responsible for the organisation of the above activities as well as for the day-to-day management of MOL's relationship with its shareholders (contact details are provided in the "Shareholder Information" section at the end of this report). Extensive information is also made available on MOL's website (www.molgroup.hu), which has a dedicated section for shareholders and the financial community.

Operation of the Board of Directors

The Board acts and makes resolutions as a collective body.

The Board adopted a set of rules (Charter) to govern its own activities when the company was founded in 1991; these rules are regularly updated to ensure continued adherence to best practice standards.

The Board Charter covers:

- scope of the authority and responsibilities of the Board,
- scope of the committees operated by the Board,
- provision of information to the Board,
- main responsibilities of the Chairman and the Vice Chairman,
- order and preparation of Board meetings and the permanent items of the agenda, and
- decision-making mechanism, and the manner in which the implementation of resolutions is monitored.

Report of the Board of Directors on its 2007 activities

In 2007, the Board of Directors held 10 meetings with an average attendance rate of 91%. Alongside regular agenda items, such as reports by the Committees' chairmen on the activities pursued since the last Board meeting, or an overview of capital market developments, the Board of Directors also individually evaluates the performance of each of the company's business units.

In line with the Company's strategic objectives, the Board of Directors decided on the acquisition of the 100% stake in Russian oil producer Matjushkinskaya Vertical LLC, the Italian refiner IES and Tifon, the Croatian retail company, as well as on a strategic alliance with CEZ, the Czech energy concern. In the course of the year, the Board of Directors reviewed the implementation of the strategic and business objectives of the Company's business units and their growth potential.

Committees of the Board of Directors

Certain specific tasks are carried out by the Board's Committees. These Committees have the right to approve preliminary resolutions concerning issues specified in the Decision-making and Authorities List (LDA), which sets out the division of authority and responsibility between the Board and the executive management.

- The responsibilities of the Committees are determined by the Board of Directors.
- The Chairman of the Board of Directors may also request the Committees to perform certain tasks.

The members and chairs of the Committees are elected by the Board of Directors.

The Board allocates responsibilities to the various Committees as follows:

Finance and Risk Management Committee (previously Audit Committee):

Members and dates of appointment (professional backgrounds of members are available on company homepage):
- Dr. Miklós Dobák – chairman, 25 October 2002
- László Akar, 25 October 2002
- Dr. Ernő Kemenes, 25 October 2002
- Iain Paterson, 8 September 2000
- Mrs. Kálmán Simóka PhD. (from 25 October 2002 until 11 October 2007)

Responsibilities:
- review of financial and related reports,
- monitoring the efficiency of the internal audit system,
- review of planning, scope and results of the audit,
- ensuring the independence and objectivity of the external auditor.

Corporate Governance and Remuneration Committee:

Members and dates of appointment (professional backgrounds of members are available on company homepage):
- Dr. Sándor Csányi – chairman, 17 November 2000
- Zsolt Hernádi, 8 September 2000
- Dr. Gábor Horváth, 8 September 2000
- Miklós Kamarás, 25 October 2002

Responsibilities:
- analysis and evaluation of the activities of the Board of Directors,
- issues related to Board membership,
- promoting the relationship between shareholders and the Board,
- procedural, regulatory and ethical issues,
- reviewing corporate processes, procedures, organisational solutions and compensation systems, and making recommendations on the introduction of best practice standards.

Sustainable Development Committee:

Members and dates of appointment (professional backgrounds of members are available on company homepage):
- György Mosonyi – chairman, 29 June 2006
- Michel-Marc Delcommune, 29 June 2006
- Dr. Ernő Kemenes, 29 June 2006
- Iain Paterson, 29 June 2006

Responsibilities:
- ensuring integrated management of SD (Sustainable Development) issues at MOL Group and at divisional level,
- follow up and verification of the operation and appropriateness of the Sustainable Development

Management System (SDMS) compared to rules, regulations and international best practice,
- regular review and evaluation of all proposals for SD audit and evaluation, the objectives set, and the results and report within SDMS,
- annual evaluation of the performance of its own work and that of the SDMS.

Report of the Finance and Risk Management Committee on its 2007 activities
In 2007, the Finance and Risk Management Committee held 6 meetings with a 86% average attendance rate. In addition to the regular items on the agenda, including the audit of all public financial reports, providing assistance with the auditor's work and the regular monitoring of internal audit, the Committee also devoted a considerable amount of time to the following topics:

- Risk management: the Committee reviewed the major risk factors of the Company and the status reports on risk management actions attached to these factors. The committee discussed further opportunities to apply Enterprise Risk Management (ERM).
- Internal audit: the Committee evaluated the internal audit reports and the accomplishment of the annual audit plan.
- Financial position: the Committee continuously monitored the Company's financial position.

Report of the Corporate Governance and Remuneration Committee on its 2007 activities
In 2007, the Corporate Governance and Remuneration Committee held 9 meetings with a 94% average attendance rate. In addition to the issues of corporate governance, remuneration and the composition of the management, the Committee discussed a number of key strategic and results-related topics prior to their presentation to the Board of Directors for discussion.

Report of the Sustainable Development Committee on its 2007 activities
In 2007, the Sustainable Development Committee held 2 meetings with a 100% attendance rate. The Committee decided on 2008 targets and formed opinion on Sustainable Development Report.

Relationship between the Board and the Executive Management

The LDA sets out the manner in which the Board delegates authority and decision-making rights to the Executive Management in order to ensure that business, HSE, ethical, risk management and internal control policies as set forth by the Board can be implemented with maximum efficiency.

Guidelines of the Decision-making and Authorities List (LDA) include the following:
- ensuring the representation and enforcement of shareholders' interests through and by the Board,
- supporting a consistent and more efficient decision-making process at corporate level,
- achieving an appropriate balance between management freedom of decision-making and the strict internal control and performance measurement system requirements,
- decisions should be taken only when information of sufficient detail and quality is available,
- maintaining appropriate post-implementation review and control, and
- implementation of a functional business matrix management system, both at MOL and at subsidiary level.

The system laid down by the LDA is controlled by the internal audit process. Its role is to ensure compliance with, and to prevent deviation from, policies and strategies approved by the Board.

The structure of the List covers the Company's management levels, i.e., Management Level 1 denotes the Executive Chairman and CEO and the GCEO. Management Levels II, III and IV represent the business unit managers and the senior managers of the subsidiaries.

The Executive Board (EB) operates as an intermediary between the Board of Directors and the above management levels. Its members are:
Zsolt Hernádi – Chairman-CEO
György Mosonyi – Group Chief Executive Officer
József Molnár – Group Chief Financial Officer
Lajos Alács – Executive Vice President, Strategy and Business Development
Zoltán Áldott – Executive Vice President, Exploration and Production
Ferenc Horváth – Executive Vice President, Refining and Marketing
József Simola – Executive Vice President, Corporate Centre

The Executive Board provides a forum for preparing for decision-making. Members are required to offer comments and opinions, with the Chairman-CEO taking the final decision. If there is a difference of opinion between the GCEO, GCFO and the Chairman-CEO, the Board of Directors takes the final decision.

Incentives provided for non-executive directors

In addition to fixed remuneration, MOL operates an incentive scheme for non-executive directors, which allows the Company to motivate its directors, supporting the continued improvement in long-term Company performance, and value of the MOL shares. In addition, the aim of the scheme is to ensure that directors' interests remain in line with the interests of the Company's shareholders.

The basis of the effective incentive scheme for non-executive directors was approved by the Extraordinary General Meeting (EGM) on 1st September 2003. Updates and further revision of the scheme were authorised by the subsequent General Meetings (AGMs) in 2004 and 2005.

Elements of the Incentive Scheme:

- Convertible bond program: the amount of available income in this element of the incentive scheme depends on the growth of the MOL share price, thus providing the highest possible alignment between the management's and shareholders' interests.

  On 9th October 2003, directors participating in the program and the entitled top managers had a chance to subscribe for bonds convertible to privately issued "A" series ordinary shares, using a bank loan. As part of the program, 1,200 bonds with a 10 million HUF/bond nominal value were issued, with the option to convert to MOL shares in equal proportions within 5 years. The maturity of the convertible bonds is October 2008.

  Board members were entitled to subscribe for 25 bonds/person, committee chairmen 30 bonds/person, and the chairman of the Board of Directors (or the deputy chairman if the chairman was an employee) 35 bonds/person, respectively.

Board members, who were not entitled to participate in the initial subscription as a result of certain limitations, had a chance to join the program in accordance with the resolution adopted by the AGM held on 30th April 2004.

Directors who are still unable to participate in the program due to legal restrictions will be compensated by the Company in cash, taking into consideration the profit that other directors are able to realise.

- Fixed remuneration: In addition to their rights to subscribe for convertible bonds, as of 1st April 2003, directors are provided with the following fixed net remuneration, following each AGM:

  Non-executive directors – 25,000 EUR/year
  Chairman* – 41,500 EUR/year
  *if the Chairman is not a non-executive director, the deputy chairman (who is a non-executive) is entitled to this remuneration

Other Benefits:
Directors who are not Hungarian citizens and do not have a permanent address in Hungary are provided with 1,500 EUR for each Board meeting (maximum 15 times) they travel to Hungary for. Directors who act as chairmen of the committees are provided with 1,000 EUR per month.

Incentive system for the top management

The Incentive System for the top management in 2007 included the following elements:

1. Incentive (bonus)
The maximum bonus amount is 40-100% of the annual base salary, paid in cash on the basis of the evaluation following the AGM. The elements of the incentive system include:

- Identification and evaluation of corporate and Group level key financial indicators (e.g. ROACE, operating cash flow, Lost time injury frequency, CAPEX efficiency, unit production, processing, operating, logistics costs, etc.).
- Identification and evaluation of particular individual targets related to the responsibilities of the particular manager in the given year.

2. Relative performance incentive
The basis of the relative incentive is 10% of the annual base wage, and is determined on the basis of rank or manager-specific performance ratings.

3. Share option program
The share option program was introduced in 2006, replacing the deferred payment in shares. The aim of the program is to motivate the management of MOL Group to increase the Company's long-term share price. The incentive is calculated on the basis of a MOL share purchase option, and is paid out in cash annually with a term of 5 years.

4. Bond program
Certain members of the Executive Board, top managers of MOL Plc., and some further key managers of MOL Group are also entitled to take part in the long-term convertible bond

programme approved by the EGM of 1st September 2003. (The participants of this program do not take part in the above-mentioned option program.)

The following bonds were subscribed through the bond program in October 2003:
Members of the Executive Board (4 persons) – 335 bonds
Other top managers (4 persons) – 220 bonds
Key managers of the MOL Group (8 persons) – 250 bonds

In July 2004, 3 other managers joined the program and were entitled to buy a total of 105 bonds from the bond portfolio.

In September 2004, a total of 80 bonds were repurchased from 2 top managers. In October 2004, the Executive Chairman-CEO of the Company approved a purchase of 24 additional bonds by 2 top managers who were already taking part in the bond program. In 2005, the company repurchased 36 bonds from a top manager, whilst there were no changes in the program in 2006.

In September 2007 the company repurchased 5 bonds from a manager and in October 2007 repurchased 5 bonds from member of the Board.

Other Fringe Benefits
These include company cars (also used for private purposes), life insurance, accident insurance, travel insurance, liability insurance, and an annual medical check up.

Supervisory Board

The Supervisory Board is responsible for monitoring and supervising the Board of Directors on behalf of the shareholders. In accordance with MOL's Articles of Association, the maximum number of members is nine (present membership is nine). In accordance with Company Law, three members of the MOL Supervisory Board are elected employee representatives with the other six appointed by the shareholders.

The members of the Supervisory Board and their independence status:
Dr. Mihály Kupa, Chairman – independent
Lajos Benedek – non-independent (employee representative from 12. 10. 2007)
John I. Charody – independent
Dr. Attila Chikán – independent
Slavomír Hatina – independent
Attila Juhász – non-independent (employee representative from 12. 10. 2007)
Dr. Sándor Lámfalussy – independent
János Major – non-independent (employee representative)
István Vásárhelyi – independent
Ms. Piroska Bognár – non-independent (employee representative until 11. 10. 2007)
József Kudela – non-independent (employee representative until 11. 10. 2007)

Regular agenda points of the Supervisory Board include the quarterly report of the Board of Directors on company's operations and the reports of Internal Audit and Corporate Security. In addition, the Supervisory Board reviews the proposals for the Annual General Meeting.

Remuneration of the members of the Supervisory Board

The General Meeting held on April 27, 2005 approved a remuneration scheme for the Supervisory Board. Under the scheme, the members of the Supervisory Board receive remuneration of EUR 3,000/month, while the Chairman of the Supervisory Board receives remuneration of EUR 4,000/month. In addition to this monthly fee, the Chairman of the Supervisory Board is entitled to receive EUR 1,500 for participation in each Board of Directors or Board Committee meeting, up to 15 times per annum.

Audit Committee

In 2006, the general meeting appointed the Audit Committee comprised of independent members of the Supervisory Board. The Audit Committee strengthens the independent control over the financial and accounting policy of the Company. The independent Audit Committee's responsibilities include the following activities:

- providing opinion on the report as prescribed by the Accounting Act,
- auditor proposal and remuneration,
- preparation of the agreement with the auditor,
- monitoring the compliance of the conflict of interest rules and professional requirements applicable to the auditor, co-operation with the auditor, and proposal to the Board of Directors or General Meeting on necessary measures to be taken, if necessary,
- evaluation of the operation of the financial reporting system, proposal on necessary measures to be taken, and
- providing assistance to the operation of the Supervisory Board for the sake of supervision of the financial reporting system.

Members of the Audit Committee and dates of appointment (professional backgrounds of members are available on company homepage):

- John I. Charody – 27 April 2006
- Dr. Attila Chikán – 27 April 2006
- Dr. Mihály Kupa – 27 April 2006,
- and in case of long-term incapacitation of any of the permanent members, Dr. Sándor Lámfalussy.

Report of the Audit Committee on its 2007 activities

In 2007, the Audit Committee held 7 meetings with a 95% average attendance rate. In addition to the regular items on the agenda, including the audit of all public financial reports, providing assistance with the auditor's work and the regular monitoring of internal audit, the Committee also devoted a considerable amount of time to the following topics:

- Risk management: the Committee reviewed the major risk factors of the Company and the status reports on risk management actions attached to these factors. The committee discussed further opportunities to apply Enterprise Risk Management (ERM).
- Internal audit: the Committee evaluated the internal audit reports and the accomplishment of the annual audit plan.
- Financial position: the Committee continuously monitored the Company's financial position.

External auditors

The MOL Group was audited by Ernst & Young in both 2007 and 2006, excluding the ZMB joint venture in Russia and the operating company of the Fedorovsky Block in Kazakhstan in both years (these entities were audited by Deloitte & Touche and PricewaterhouseCoopers, respectively).

Within the framework of the audit contract, Ernst & Young performs an audit of statutory financial statements, including interim financial statements of MOL Plc. prepared in accordance with Law C of 2000 on Accounting and the consolidated annual financial statements prepared in accordance with International Financial Reporting Standards (IFRS). Audits of the above mentioned financial statements are carried out in accordance with the Hungarian National Standards on Auditing, the International Standards on Auditing (ISA), the provisions of Accounting Law and other relevant regulations. The auditors ensure the continuity of the audit by scheduling regular on-site reviews during the year, participating in the meetings of MOL's governing bodies and through other forms of consultation. The auditors also review the flash reports issued quarterly; however they do not perform an audit of such reports.

Ernst & Young also provided other services to MOL Plc. Summary of the fees paid to the auditors in 2007 and 2006 are as follows (HUF mn):

	2007	**2006**
Audit fee for MOL Plc. (including audit fee for interim financial statements)	177	165
Audit fee for subsidiaries	380	315
Other non-audit services	79	72
Tax advisory services	16	34
Total	**648**	**586**

Non-audit services in 2007 and 2006 were mainly related to due diligence services performed for MOL.

The Board of Directors does not believe that non-audit services provided by Ernst & Young compromised their independence as auditors.

Integrated risk management function – at work

The move of MOL Group towards an integrated risk management framework (Group Risk Management – GRM) and its successful implementation proved to be a right and timely decision. By 2005 MOL Group had accumulated the necessary capabilities for the introduction of Enterprise Risk Management (ERM) and based on the experiences of the last two years there are lot of values generated from this process. The last couple of years (especially of the finance sector) underline the necessity of an effective and comprehensive risk management – which has quickly become a prerequisite for well managed companies. Besides the turmoil events there are several other signs of the growing importance of a proper risk management practice at a company, for example new IFRS requirements (since 2007) on disclosing information on financial risks and their management, S&P currently considers taking into account ERM practices during credit ratings – which is already been done by Dow Jones for its yearly Sustainability Index assessments. MOL Group can state that it has a developed risk management function as an integral part of its corporate governance structure.

The year of 2007 was spent by further developments of the integrated risk management function – which had been introduced in 2005, when the already existing Financial Risk Management and Insurance Management functions had been extended with Enterprise Risk Management and completed with Business Continuity Management.

4-pillar system managing a broad variety of risks

The main role of Financial Risk Management is to handle short-term, market related risks. Commodity price, FX and interest rate risks are measured using a complex model based on the Monte Carlo simulation (which takes into account portfolio effects as well) and are managed – if necessary - with risk mitigation tools (such as swaps, forwards and options). This function concentrates on a relatively short, 12-month time horizon. Reports on compliance with limits linked to strategic and financial objectives of the Group are compiled for the senior management on a monthly basis.

Transferring of excess operational risks is done by Insurance Management. It means purchase of insurance, which is an important risk mitigation tool used to cover the most relevant operational exposures. The major insurance types are: Property Damage, Business Interruption, Liability, and Control of Well Insurance. Due to the peculiarity of the insurance business major tasks of this function are set around a yearly cycle (i.e. annual renewal of most insurance programmes). Since

insurance is managed through a joint program for the whole group (including MOL, TVK and Slovnaft), MOL Group is able to exploit considerable synergy effects.

Incorporation of the broadest variety of risks into one long-term, comprehensive and dynamic system is arranged by Enterprise Risk Management which approach has been rolled out to all the divisions of MOL Group. ERM integrates financial and operational risks along with a wide range of strategic risks. Following identification, different classes of risk are quantified based on a common methodology, on consolidated basis, built on the assessment of their likelihood and possible impacts. The time horizon of the model emphasises long term view (according to strategic horizons): up to 10 years and even beyond, when analysing the variability of net present values. The ERM process identifies the most significant risks to the performance of the company (both divisional and on a group level) and calls for a decision to be made regarding which risks should be retained and which should be mitigated and how. Some of the risks are managed centrally, while some are dealt with by the divisions, overseen by nominated risk owners. Risk Management regularly controls the realization of these risk mitigation actions – in a form of quarterly required reports from the risk owners. This year GRM is working on adding another important risk to the framework: tracking of corporate repution among various stakeholder groups and identifying the most important threats to it.

Business Continuity Management (BCM) is the process of preparing for unexpected operational events. Proper Business Contingency Plans, Crisis Management processes and other risk control programs (like regular engineering reviews) are crucial in such a business like MOL Group's where operational risk exposure is significant as a result of the chemical and physical processes underlying most of the operations. To measure up to our aspirations of safety and preparedness in 2007 GRM continued the roll out of BCM approach to all divisions with high operational risk exposure.

Valuable synergies can be exploited when risk is approached in a comprehensive way

The existence of an integrated risk management function enables MOL to exploit the synergies between the above detailed 4 pillars of risk management. The methodology and input sources of modelling financial risks could be applied in ERM as well. Similarly the accumulated information on operational risks gained through managing insurances is also an important factor in the ERM development. The results of ERM on operational risks (i.e. the impact hierarchy of operational risks) can give a better focus to insurance management by highlighting which are those areas that shall be covered by insurance as a must and which are those where further analysis is required to make decision how to manage related risks. Both ERM and insurance management produce inputs to BCM as a priority list of key areas BCM should focus on. BCM and insurance management have anyway strong relationship as they both deal with operational risk management. For example an effective BCM can reduce the exposure of MOL Group for business interruption risk and hence reduces the extent of insurance coverage to be bought. Risk awareness culture across the whole organization had already been enhanced as well, especially via the group-wide involvement of several units during ERM and BCM processes.

Decision making support of capital allocation

The most important role of ERM is not just to provide information on which are the most imperative risks MOL Group faces with, but to enable top management and the Board of Directors to make more educated decisions on investments, taking into consideration the risk profile of each project as well. This is why GRM initiated a development of project evaluation adding risk-return considerations. Based on the results of ERM model the impact of each major project (and potential acquisition target) on MOL Group's risk-return profile on strategic horizon can be analysed.



Board of Directors

Zsolt Hernádi (48)

Chairman of the Board of Directors since 7th July, 2000, Chairman & Chief Executive Officer since 11th June, 2001, member of the Board since 24th February, 1999. Member of the Corporate Governance and Remuneration Committee.

Between 1989-1994 Mr. Hernádi occupied various posts at the Kereskedelmi és Hitelbank Plc., and between 1992-1994 he was Deputy General Manager. He was CEO of the Central Bank of Hungarian Savings Cooperatives between 1994 and 2001, and a member of its Board of Directors between 1994 and 2002. Between 1995 and 2001, Mr. Hernádi was Board member of the Hungarian Banking Association. Since 2001, he has been a member of the European Round Table of Industrials.

Dr. Sándor Csányi (55)

Member of the Board of Directors since 20th October, 2000, and Vice Chairman since 2001. Chairman of the Corporate Governance and Remuneration Committee.

Specializing in finance at university, where he also undertook his doctorate, Dr. Csányi later became a licensed pricing specialist and chartered accountant. His first job was at the Ministry of Finance. He also worked for the Ministry of Food & Agriculture and at the Hungarian Credit Bank. From 1989 to 1992, he was Deputy CEO of the Commercial & Credit Bank (K&H), and since 1992, he has been the Chairman & CEO of the National Savings and Commercial Bank Plc. (OTP Bank Plc.). On 28th April, 2006, a shareholders meeting re-elected him for an additional five-year term as Chairman & CEO of OTP Bank Plc. He is European Board member of MasterCard, one of the world's leading payment systems, Board member of the Hungarian Banking Association and co-chairman of the National Association of Entrepreneurs & Employers (VOSZ). He is also Chairman of the Supervisory Board of two OTP Bank Group members: DSK, which is Bulgaria's largest retail bank, and OTP Garancia Insurance. He has been an honorary professor at the University of Western Hungary since 2004. Dr. Sándor Csányi is a member of the International Association of Business Leaders, and of the Institut International d'Etudes Bancaires.

  

Other members of the Board of Directors

László Akar (55)

Member of the Board of Directors since 11th October, 2002. Member of the Finance and Risk management Committee.

Between 1977-1990, Mr. Akar held various positions in the National Planning Office and Ministry of Finance. Between 1994 -1998 he was political state secretary at the Ministry of Finance, secretary of the Government's Economic Committee, and deputy governor of the IMF, representing Hungary. Since 1998 he has been General Manager of GKI Economic Research Co. and from 2002 till 2007, Chairman of the Supervisory Board of the National Bank of Hungary. In 2005 he won the Farkas Heller prize. In 2006 he received the French Chevalier de l'Ordre National du Mérite Ordre.

Michel-Marc Delcommune (60)

MOL Group Chief Financial Officer between 11th October, 1999 and 1st September, 2004, he was Group Chief Strategic Officer until 1st July 2006, and has been a member of the Board of Directors since 28th April, 2000. Member of the Sustainable Development Committee.

Mr. Delcommune joined the PetroFina Group in 1972. From 1990, he was primarily responsible for Corporate Finance and Insurance as Senior Vice-President and Chief Financial Officer. Mr. Delcommune served as Director – Human Resources from 1999, handling the successful merger of PetroFina with Total. Mr. Delcommune is a member of the International Advisory Board of Cornell University Business School and also a Board member of TVK Plc. Mr. Delcommune is a Belgian citizen.

Dr. Miklós Dobák (53)

Member of the Board of Directors since 29th May 1996. Chairman of the Finance and Risk Management Committee.

Dr. Dobak is Chairman of the Institute of Management and Professor of the Department of Management & Organisation at Corvinus University. He is an international partner of Horváth & Partners Consulting Company.





Dr. Gábor Horváth (52)

Member of the Board of Directors since 24th February, 1999. Member of the Corporate Governance and Remuneration Committee.

Dr. Horváth has lead an independent attorney's office since 1990. His main activities cover corporate, corporate financial and company organisations law. He is member of the Supervisory Board of OTP Bank Plc. and CD Hungary Plc.

Miklós Kamarás (63)

Member of the Board of Directors since 11th October, 2002. Member of the Corporate Governance and Remuneration Committee.

Between 1972-1990, Mr. Kamarás held various senior positions at ÉPGÉP Co., finishing as CEO. Between 1995-1998 he was Deputy General Manager of ÁPV Plc. (the Hungarian Privatisation & State Holding Co.). From 1998, Mr. Kamarás was a partner at Deloitte & Touche Hungary and head of several auditor firms. Between 2002 – 2004, he was CEO of ÁPV Plc., a Board member of ÁPV Plc., and Chairman of the Board of Budapest Airport Plc., until 30th May, 2005. At present he is Chairman of the MÁV Plc. and Chairman of the Supervisory Board of BAUGÉP Ltd.

Dr. Ernő Kemenes (68)

Member of the Board of Directors since 11th October, 2002. Member of the Finance and Risk management Committee and the Sustainable Development Committee.

Dr. Kemenes was a lecturer, then head of the department at Budapest University of Economic Sciences & Public Administration from 1963. He held various senior positions in the National Planning Office, the Ministry of Education & Culture, and the Office of the Prime Minister between 1968-1997. He was also head of the National Planning Office between 1987-1990. He was head of Deloitte & Touche Hungary and one of the leading managers in the Central & East European Region between 1992-2001 as well as a member of the Council of the Hungarian National Bank between 1992-1998. Dr. Kemenes also contributes to the preparation of country reports for the OECD, EU and IMF. He is a Supervisory Board member at B.I.L. Ltd. and Reneal Ltd.



József Molnár (52)

Member of the Board of Directors since 12th October 2007. Group Chief Financial Officer since 3rd September, 2004.

From 1978 to 2001, Mr. Molnár held various management positions at BorsodChem Plc., including Pricing Department Head from 1982 to 1987, and Economics Department Head from 1987 to 1991. Between 1991 and 2001, as Chief Financial Officer and first deputy to the CEO, he contributed to the crisis management and reorganisation of the company, and later to the creation of its vision, and its privatisation. He played a key role in the stock exchange listing of BorsodChem shares. He was CEO of TVK Plc. between 2001 and 2003, and MOL Group Planning & Controlling Director until his appointment as Group CFO in September 2004. Since April 2001, he has been a Board member of TVK Plc., and since January 2004 a Board member of Slovnaft a. s.

György Mosonyi (59)

Group CEO and member of the Board of Directors since 19th July, 1999. Chairman of the Sustainable Development Committee. Chairman of TVK Plc.

From 1974 onwards, Mr. Mosonyi worked for the Hungarian Agency of Shell International Petroleum Co. and from 1986 he held the position of commercial director. In 1991 he worked at Shell's headquarters in London. Between 1992-93 he was Managing Director of Shell-Interag Ltd. and between 1994-1999 Chairman and Chief Executive Officer of Shell Hungary Plc. During this period he became Chairman of Shell's Central & East European Region and CEO of Shell Czech Republic in 1998. Mr. Mosonyi is also Honorary President of the Association of Joint Ventures and Vice-Chairman of the Hungarian Chamber of Commerce & Industry.

Iain Paterson (61)

Member of the Board of Directors since 24th February, 1999. Member of the Finance and Risk management Committee and the Sustainable Development Committee.

From 1970 onwards, Mr. Paterson held various positions at British Petroleum Plc. in Great Britain, USA and the Middle East. Between 1984 and 1998, he was with Enterprise Oil Plc., serving from 1991 as a Main Board member with responsibility for international activities. He is currently also Chairman of ITE Group Plc., Chairman of Plebble Loyalty Limited, and a non-executive director of Hunting Plc. and ArmourGroup International Plc. Mr. Paterson is a British citizen.



Executive Board

Zsolt Hernádi (48)

Chairman of the Board of Directors since 7th July, 2000, Chairman & Chief Executive Officer since 11th June, 2001, member of the Board since 24th February, 1999. Member of the Corporate Governance and Remuneration Committee.

Between 1989-1994 Mr. Hernádi occupied various posts at the Kereskedelmi és Hitelbank Plc., and from 1992-1994 he was Deputy General Manager. He was CEO of the Central Bank of Hungarian Savings Cooperatives (1994 to 2001), and a member of its Board of Directors (1994 to 2002). Between 1995 and 2001, Mr. Hernádi was Board member of the Hungarian Banking Association. Since 2001, he has been a member of the European Round Table of Industrials.

György Mosonyi (59)

Group CEO and member of the Board of Directors since 19th July, 1999. Chairman of the Sustainable Development Committee. Chairman of TVK Plc.

From 1974 onwards, Mr. Mosonyi worked for the Hungarian Agency of Shell International Petroleum Co. and from 1986 he held the position of Commercial Director. In 1991 he worked at Shell's headquarters in London. Between 1992-1993 he was Managing Director of Shell-Interag Ltd. and between 1994-1999 Chairman and Chief Executive Officer of Shell Hungary Plc. During this period he became Chairman of Shell's Central & East European Region and CEO of Shell Czech Republic in 1998. Mr. Mosonyi is also Honorary President of the Association of Joint Ventures and Vice-Chairman of the Hungarian Chamber of Commerce & Industry.



József Molnár (52)

Member of the Board of Directors since 12th October 2007. Group Chief Financial Officer since 3rd September, 2004.

From 1978 to 2001, Mr. Molnár held various management positions at BorsodChem Plc., including Pricing Department Head from 1982 to 1987, and Economics Department Head from 1987 to 1991. Between 1991 and 2001, as Chief Financial Officer and first deputy to the CEO, he contributed to the crisis management and reorganisation of the company, and later to the creation of its vision, and subsequent privatisation. He played a key role in the stock exchange listing of BorsodChem shares. He was CEO of TVK Plc. between 2001 and 2003, and MOL Group Planning & Controlling Director until his appointment as Group CFO in September 2004. Since April 2001, he has been a Board member of TVK Plc., and since January 2004 a Board member of Slovnaft a. s.

Lajos Alács (45)

Since July 1st, 2006 Lajos Alács is the Executive Vice President of MOL Group, responsible for Strategy & Business Development.

He started his career in MOLTRADE-Mineralimpex Plc. in 1988 as Area Manager. In 1992, Mr. Alács was Director of Crude Oil Processing and Risk Management. In 2001, Mr. Alács was Director of Fuel Sales, Director of SCM in 2002 and Director of Commercial between 2003 and 2006. Mr. Alács is also a Member of the Board at Hungarian Hydrocarbon Stockpiling Association.

Zoltán Áldott (40)

Exploration and Production Executive Vice President since September, 2004.

Between 1990 and 1991, Mr. Áldott was an associate at Creditum Financial Consulting Ltd., and, between 1992 and 1995, he held various positions at Eurocorp Financial Consulting Ltd. From 1995 to 1997, he was Manager – MOL Privatization Department, and from 1997 until 1999 Director - Capital Markets. From 1999, Mr. Áldott served as Director of Strategy & Business Development. From November 2000, he acted as Chief Strategy Officer and, from June 2001, as Group Chief Strategy Officer. Since September 2004, Mr. Áldott has been Executive Vice President of the MOL Exploration & Production Division. He is also the Vice Chairman of the Supervisory Board of INA d.d., and Board member of the Budapest Stock Exchange.





Ferenc Horváth (47)

Executive Vice President of MOL Refining & Marketing Division, a unit integrated with Slovnaft a.s. since November 2003.

From 1984 until 1989, he worked for Mineralimpex, the Hungarian Foreign Trade Company for Oil & Mining Products, in the fields of crude oil and natural gas imports, and crude oil product exports. Between 1991 and 1997, Mr. Ferenc was Managing Director of Allcom Trading Co., the Hungarian Mineralimpex-Phibro Energy joint-venture, dealing with the European trading of crude oil and crude oil products. He joined MOL Plc. in 1998 as Director - LPG Business Unit, and worked from January 2001 onwards as Sales Director, responsible for the sales of MOL's entire product range (petrol, diesel, petroleum products, bitumen, LPG, lubricants). In 2002, he became Commercial Director as sales activities broadened to encompass the supply of crude oil and raw materials necessary for the refining of crude oil.

József Simola (42)

Corporate Centre Executive Vice President since April 2006.

Between 1991-1992 Mr. Simola worked as an SAP expert at General Electric – Tungsram. After that he was employed as auditor and consultant at Arthur Andersen. In 1995, Mr. Simola participated in the French INSEAD MBA programme. In 1996, he joined the Boston Consulting Group, where he held various managerial positions in Hungary, Germany and Australia. Mr. Simola was Director of Corporate Centre of MOL Group in 2003 and Human Resources Director simultaneously in September 2004. He has been Corporate Centre Executive Vice President since April 2006. In addition, Mr. Simola was a,member of the Supervisory Board of TVK Plc. between April 2004 and April 2005. He is also a Member of the Board of Directors of Slovnaft a.s. and IES as well as Member of the Board of Directors of TVK Plc. since April 2005.

Supervisory Board

1. Dr. Mihály Kupa (67)

Chairman of the Supervisory Board since 11th October, 2002. Chairman of the Audit Committee and contributes to the Board and to the Finance and Risk Management work.
Between 1969 and 1975, Dr. Kupa held various senior positions in the Statistical Office. Between 1975-1984 in the Financial Research Institute, and between 1984-1990 in the Ministry of Finance. From 1990 to 1993. Dr. Kupa was Minister of Finance, and from 1992 to 1993 Vice-President of the Council of Governors of the World Bank and IMF in Hungary. In 1991, and again in 1998, he was Member of the Parliament (Independent). He is Chairman of the Supervisory Board of the National Theatre Company.

2. Dr. Attila Chikán (64)

Member of the Supervisory Board since 30th April, 2004, Deputy Chairman of the Supervisory Board since 5th December, 2005. Member of the Audit Committee.
Since 1968, Dr. Chikán has been working for the Budapest University of Economic Sciences. (known as Corvinus University of Budapest since 2004). Between 1989 and 1998 he was Head of the Business Economics Department and acted as Minister of Economic Affairs in 1998 and 1999. He was Rector of Budapest University of Economic Sciences between 2000 and 2003 and is a Doctor of the Hungarian Academy of Sciences. At present, Dr. Chikán holds several positions in Hungarian and international professional organisations, and is a member of the editorial boards of several international journals. He is Chairman of the Supervisory Board of Gedeon Richter Plc.

3. Lajos Benedek (36)

Member of the Supervisory Board since 12th October, 2007, as an Employee Representative.
Mr. Benedek joined MOL in 1996, holding various positions within MOL since then. Mr. Benedek has been Manager of Reservoir Engineering and Modelling Department in the E&P Division since 2006. He has also been a member of the MOL Trade Union of Mining Workers and Work Council.

4. John I. Charody (81)

Member of the Supervisory Board since October 11, 2002. Member of the Audit Committee.
Member of the British Empire and Justice of Peace, Mr. Charody worked for the Geophysical Institute of the Oil Exploration and Development Company between 1953 and 1956. From 1956, Mr. Charody was a director in Australia for various companies including Bridge Oil Ltd., Aurora Minerals, Project Mining and CEO of Winton Enterprises Pty. Ltd. and Galina Investment international consulting company. His distinctions include: Fellow of the Institute

of Australian Directors since 1971, Fellow of the Australian Institute of Management since 1967, Justice of Peace since 1972. He was awarded the M.B.E. by H.M. the Queen for service to Australia in 1973. In 1990 Mr. Charody was appointed Minister of Commerce in Budapest by the Federal Government of Australia with regional responsibilities in 12 countries. In 1997, the President of the Republic of Hungary awarded him the Officer Cross of the Republic of Hungary for his services to fostering Australian-Hungarian financial and commercial relationships. He has been Deputy Chairman of the Board at QBE Atlasz Insurance Private Ltd. Co. since 1997, Member of the Supervisory Board at Nemzeti Ingatlanfejlesztő Ltd. and Board Member of Pick Rt. and Csányi Foundation and Director of Civil Security Service Ltd.

5. Slavomír Hatina (61)

Member of the Supervisory Board since 11th October, 2002.
Mr. Hatina joined Slovnaft in 1970, working in various positions. From 1994 to December 2001, he worked for Slovnaft a.s., Bratislava (1994-1998 as CEO, 1998-2001 as President). From 1994 to February 2005, Mr. Hatina was Chairman of the Board of Slovnaft, a.s. A Doctorate Honoris Causa was bestowed on Mr. Hatina by the Slovak University of Technology in 2001. He is Chairman of Slovintegra a.s. He is the President of the Industrial Union of Slovakia and the Vice President of the Republic Union of Employers. Mr. Hatina is a citizen of Slovakia.

6. Attila Juhász (44)

Member of the Supervisory Board since October 12, 2007, delegated by the employees.
Mr. Juhász joined the Company in 1986. Throughout his career, Mr. Juhász has held various positions in the Exploration and Production field. He is also Chairman of the Kiskunhalas Branch of MOL Trade Union of Production Workers, and member of the Workers Council since its foundation.

7. Dr. Sándor Lámfalussy (79)

Member of the Supervisory Board since 24th February, 1999.
Dr. Lámfalussy was guest professor at Yale University between 1961 and 1962. He was Director-General of the Bank of Brussels, and then, between 1976 and 1993, a member of management at the Bank for International Settlements and its CEO since 1999. From 1994 to July 1997, he was president of the European Monetary Institute (EMI), the forerunner of the European Central Bank. He first became a university professor, then "professeur extraordinaire" at the Catholic University of Louvain, Belgium. In 2000-2001 he was the Chairman of the Committee of Wise Men on the Regulation of the European security markets, the recommendations of which were accepted by the European Council, and are currently being implemented. At present he is a member of the Board of Directors of CNP Assurance France. Dr. Lámfalussy is a Belgian citizen.

8. János Major (56)

Member of the Supervisory Board since 30th November, 1994, as an Employee Representative.
Mr. Major joined MOL in 1970. He has been Secretary of the MOL Trade Union of Chemical Workers since 1994, and co-ordination secretary of MOL Trade Union of the Chemical Industry since 2003. He has also been a Member of the Legal, Administration & Employment Committee of the Municipality of Százhalombatta since 2002, and a Supervisory Board member of Fókusz Kom Komáromi Training and Cultural KHT, since 2003.

9. István Vásárhelyi (57)

Member of MOL Group Supervisory Board since 27th April, 2005.

Between 1978 and 1989, Mr. Vásárhelyi held various managerial positions at Budapest Rozmaring MGTSZ (an agricultural co-operative). From 1992 to 1998, he was a trustee of the "Foundation against Cancer for Man and the Future". At the same time he was CEO of Budapest Capital Holding Management Plc. In 1995, he was appointed Managing Director, and Director-General in 2000, and from 2006, Managing Director of ROZA-PORTA Trading Ltd. Between 1994 and 2000, he was a Board member of Helia Hotels Plc. He was also a member of the Supervisory Board of ÁPV Plc. Between 1995 and 2002 (the State Privatisation Company), and, in 2000, he was appointed Chairman of the Board of Képcsarnok Plc. (Fine Arts Trading), becoming chairman of the Supervisory Board from 2001 to 2003. Between 2002 and 2004, he was also a Board member of Dunaferr Plc. Since 2002, he has been Vice-Chairman of the Board of ÁPV Plc., and Chairman of the Board of ÁPV Plc. from December 2006 to June 2007. From 2005 he has been a member of the Board of Directors of Hitelgarancia Plc. He was appointed member of the Board of Directors of MVM Plc. from 8 January 2008 and Chairman from 14 February 2008. He was elected trustee of the Szalmaszál Foundation Endowment for the Homeless in 2006.



Report of the Supervisory Board

The Supervisory Board performed its duties in full accordance with its statutory obligations, held 5 meetings during the year, regular agenda points of the meetings include the quarterly report of the Board of Directors on company's operations and the reports of Internal Audit and Corporate Security. In addition, the Supervisory Board reviewed the proposals for the Annual General Meeting. The report of the Supervisory Board has been prepared pursuant to the report of the Board of Directors, the opinion of the auditors, the scheduled regular midyear reviews and the work of the Audit Committee. In its meetings during 2007, the Supervisory Board dealt in detail with the business situation of the MOL Group as well as the strategic development of the Group and its divisions. Numerous special topics and issues requiring the consent of the Supervisory Board have been examined following the decisions of the Board of Directors.

MOL is the leading integrated oil and gas company in Central and Eastern Europe, the market leader in Hungary, and, with the parent company's net sales of HUF 1,841.5 billion and the Group's net sales of HUF 2,594.0 billion (according to the International Financial Reporting Standards (IFRS), the largest company in Hungary. In 2007, the weighted average stock exchange price of MOL shares increased by 15.4% to HUF 25,089 (in 2006 this was HUF 21,745). The stock exchange closing price on 31st December, 2007 was HUF 24,495.

The Company's 2007 financial statements provide a true and fair picture of its economic activities and were audited by Ernst & Young Kft. The accounting methods applied in developing the financial reports are supported by the report

of the Audit Committee, comply with the provisions of the Accounting Act and are consistent with the accounting policies of the Company. All figures in the balance sheet are supported by analytical registration. Assessment and payment of tax obligations were implemented as prescribed by law.

For the MOL Group a total of 86 companies were fully, and a further 19 companies were partially consolidated, using the equity method. Last year the ownership structure changed: at the end of 2007, the shareholding of foreign institutional investors (holding less than 5% of the company) reduced to 31.7%, while the shareholding of OMV increased to 20.2%. In addition to this BNP Paribas held 8.3%, Magnolia 5.5% MFB Invest Ltd. 10.0% of the shares and OTP Bank Plc. had a 9.2% shareholding in the company at the end of 2007. The ownership of domestic institutional and private investors amounted to 6.8% while the company held 8.3% treasury shares at the end of December 2007.

2007 was characterised by progress in several key strategic areas with a number of transactions. As part of the organic growth strategy, the company has decided to implement a development program in the Duna refinery which will result in an additional 1.3 mn tonnes mid-destillate from 2011 onwards. In the Downstream business, MOL has acquired the IES Downstream company in Italy and Tifon, the Croatian retail company. Furthermore, the company has created a strategic alliance with CEZ thereby enhancing the energy integration of MOL Group refineries. CEZ and MOL will focus on gas-fired power generation in four countries of Central and South Eastern Europe, including Slovakia, Hungary, Croatia and Slovenia. The first major investment is the construction of combined cycle gas turbine power plants at the refineries of the MOL Group in Bratislava and Százhalombatta. In both locations the installed capacity will amount to 800 MW. In order to strengthen the strategic alliance CEZ purchased 7% stake for which MOL holds an American call option. In the Upstream business new international exploration blocks have been acquired in Russia, Cameroon and Kurdistan and important alliances have been developed in Qatar and Libya.

On 22 June 2007, based on the decision of the Board of Directors to develop a more efficient capital structure, the company started a capital optimisation program. The Supervisory Board endorses the proposal of the Board of Directors to pay a gross dividend of HUF 85 billion for 2007. The Supervisory Board proposes that the General Meeting approves the audited financial statements of MOL Plc. for 2007, with a balance-sheet total of HUF 2,700 billion, after-tax profit of HUF 217 billion, and tie-up reserve of HUF 260 billion and the audited consolidated financial statements of the MOL Group for 2007, with a balance sheet total of HUF 2,421 billion and profit attributable to equity holders of HUF 258 billion. These reports do not include the impact of the proposed dividend submitted for approval to the General Meeting.

Budapest, 31st March, 2008

For and on behalf of the Supervisory Board and Audit Committee of MOL Plc.:



Dr. Mihály Kupa
Chairman of the Supervisory Board

Corporate and Shareholder Information

Date of foundation of MOL Plc.: October 1, 1991. Registered by the Budapest Court of Justice, acting as Court of Registration on June 10, 1992 with effect as of October 1, 1991, under file number 01-10-041683.

Legal predecessor: Országos Kőolaj- és Gázipari Tröszt (OKGT National Oil and Gas Trust) and its subsidiaries.

The effective Articles of Association were accepted at the EGM held on 26 April, 2007, which was modified with capital increase on 10 September 2007. Access to the Articles of Association can be requested from the company or an electronic version can be downloaded from the company's web site.

Registered share capital as of 31 December 2007: 109,674,923 registered A series ordinary shares with a par value of HUF 1,000 each, 1 registered B series preferred share with a par value of HUF 1,000 with special preferential rights attached and 578 registered C series ordinary shares with a par value of HUF 1,001 each.

Ownership Structure:	**12.31.2006**		**12.31.2007**	
	Par value of shares (HUF th)	**%**	**Par value of shares (HUF th)**	**%**
Foreign investors	64,101,497	58.6	34,833,883	31.7
OMV	10,936,000	10.0	22,179,488	20.2
BNP Paribas	9,003,359	8.2	9,105,102	8.3
Magnolia Finance	6,007,479	5.5	6,007,479	5.5
MFB Invest Ltd.	0	0.0	10,933,000	10.0
OTP Bank Plc.	n.a.	n.a.	10,072,890	9.2
Hungarian institutional and private investors	8,382,938	7.7	7,473,063	6.8
MOL Plc. (treasury shares)	10,899,104	10.0	9,070,598	8.3
Total	**109,330,377**	**100.0**	**109,675,503**	**100.0**

Share Information

MOL share prices are published by the majority of Hungarian daily newspapers and available on the BSE web site (www.bet.hu). Indicative bid and ask prices of MOL's GDRs on IOB can be monitored using the RIC code MOLBq.L on Reuters or MOLD LI on Bloomberg. MOL share prices on the Budapest Stock Exchange can be followed on Reuters using the RIC code MOLB.BU or on Bloomberg using code MOL HB.

The following table shows trading data on MOL shares and GDRs for each quarter of 2007.

Period	BSE volume (no. of shares)	BSE closing price (HUF/ share)	IOB volume (no. of GDRs)	IOB closing price (US$/ GDR)
1st quarter	27,289,985	21,400	20,752,318	115.0
2nd quarter	47,025,855	27,700	36,017,480	151.8
3rd quarter	44,869,418	28,500	26,769,748	161.5
4th quarter	18,212,859	24,495	2,246,498	139.0

Treasury shares

Based on the authorisation granted by the Annual General Meeting of MOL Plc. on 26 April 2007 on 22 June 2007, the Board of Directors decided to start a capital optimisation program.

As a result of strong earnings, disciplined investment policies, the capital structure of the company by early 2007 reached an sub-optimal level. As a solution, the company restarted the treasury buy-back program to optimise the capital structure.

During 2007 the following treasury share transactions took place:

Reasons for change	Number of "A" series Shares	Number of "C" shares Shares
Number of Treasury shares on 31 December 2006	**10,898,525**	**578**
Share purchase on BSE in 2007	17,861,856	
Shares lent to OTP Bank Plc.	-8,757,362	
Shares lent to MFB Invest Ltd.	-10,933,000	
Number of Treasury shares on 31 December 2007	**9,070,019**	**578**

Changes in organisation and senior management:

As of January 1, 2007, László Geszti was appointed to the position of Managing Director of the Retail Services Division László Geszti was previously assigned to INA (Croatia), our strategic partner as Vice President of the Board of Directors and CFO. Within the MOL Group, László Geszti formerly held the position of Managing Director of the MOL Group Refining and Marketing Division.

As of October 12, 2007, Mr. József Molnár became a member of the Board of Directors, elected at the Annual General Meeting on 26 April 2007. At the same time, Ms. Kálmánné Simóka's appointment ended. As of 12 October 2007, Mr. Lajos Benedek and Mr. Attila Juhász became employee representatives of the Supervisory Board and simultaneously Ms. Piroska Bognár, and Mr. József Kudela's appointments concluded.

MOL securities held by Directors and Officers of the company as of 31 December, 2007

Name	Current position	Number of MOL shares	Number of MOL convertible bonds
Zsolt Hernádi	Executive Chairman and Chief Executive Officer, Member of the Board of Directors	132,697	26
Dr. Sándor Csányi	Member of the Board of Directors, Deputy-Chairman	24,906	7
György Mosonyi	Group Chief Executive Officer, Member of the Board of Directors	74,398	18
József Molnár	Executive Vice President of Finance, Member of the Board of Directors	34,984	13
László Akar	Member of the Board of Directors	25,251	5
Michel-Marc Delcommune	Member of the Board of Directors	45,458	10
Dr. Miklós Dobák	Member of the Board of Directors	25,906	6
Dr. Gábor Horváth	Member of the Board of Directors	18,145	5
Dr. Ernő Kemenes	Member of the Board of Directors	17,158	5
Iain Paterson	Member of the Board of Directors	14,895	5
Miklós Kamarás	Member of the Board of Directors	0	0
Dr. Mihály Kupa	Chairman of the Supervisory Board	0	0
Lajos Benedek	Member of the Supervisory Board, Representative of the employees	0	0
John I. Charody	Member of the Supervisory Board	0	0
Dr. Attila Chikán	Member of the Supervisory Board	0	0
Slavomir Hatina	Member of the Supervisory Board	0	0
Attila Juhász	Member of the Supervisory Board, Representative of the employees	0	0
Dr. Sándor Lámfalussy	Member of the Supervisory Board	380	0
János Major	Member of the Supervisory Board, Representative of the employees	344	0
István Vásárhelyi	Member of the Supervisory Board	167	0
Lajos Alács	Executive Vice President, Strategy and Business Development	15,673	5
Zoltán Áldott	Executive Vice President, Exploration and Production	63,127	13
László Geszti	Executive Vice President Retail	10,682	6
Ferenc Horváth	Executive Vice President, Refining and Marketing	34,937	13
Árpád Olvasó	Senior Vice President, Petrochemicals	0	0
József Simola	Executive Vice President, Corporate Centre	17,078	8

Glossary

Average production cost
Total cost of lifting, gathering and processing of crude oil and natural gas.

Biofuels
Materials of agricultural origin, which can be used as motor fuels, alternative fuels. Currently, they are more expensive than fuels produced from crude oil, but the European Union supports their sales. Typical representatives are rape-oil methyl ester (biodiesel) and ethanol (it is not widely known that so-called Otto motor was originally planned to use ethanol). Recently, European Union decided that fuels of agricultural origin have to be blended to products sold in an increasing portion year by year from 2005 to 2009. From 2009, 5.75% will be the required biofuel portion.

Black products
Collective noun for fuel oils and bunker oils.

Boe (barrel of crude oil equivalent)
Volume equivalent obtained after conversion of the heating value of gas to crude oil on the basis of its thermal quantity. In its practical application, 1 boe is, in general, 6000 cubic feet (about 170 normal m^3) of gas.

Barrel (bbl)
Anglo-Saxon unit of measurement applied in the oil sector, one ton crude oil is nearly equal with 7-7,5 barrel. (Conversion rate applied onto crude oil grades in Hungary is 7,55 bbl/ton).

Brent type crude oil
Mix of North Sea crude oils whose quoted price is considered as a benchmark in the international crude oil market.

Brent-Ural Spread
Difference between Brent and Ural crude oil's international price. The price of Ural type crude oil is quoted in Rotterdam (FOB ROT) and Mediterran (CIF MED) region.

Condensates
General term for a group of liquid phase hydrocarbons in which light components dominate and which are extracted at the surface by natural gas separation.

Cogeneration plant
Coal or natural gas fuelled power station that is suitable for the simultaneous generation of electric and thermal energy.

Company
MOL Hungarian Oil and Gas Public Limited Company.

Crack Spread
Difference between product's quoted price and crude oil price. The crack spread figures change according to global oil market trends (like consumption seasonality, refinery supply, changes of stocks).

Cracking
Collective noun for operations/technologies aiming at production of a mixture of lighter hydrocarbons (having lower boiling point) by cracking longer carbon chains (through splitting carbon-carbon bonds) of heavier hydrocarbon molecules. Cracking can be purely a thermal process as well as catalytic (in this case the cracking process promoted by using of catalysts).

Distillation capacity utilisation
The utilisation of the primary distillation capacity of a refinery.

Downstream
Refining and Marketing and Retail.

Dry well
An investigated borehole which does not confirm the existence of a hydrocarbon site or is not able to profitably produce crude oil or natural gas.

Enhanced oil recovery (EOR)
Processes/technologies that can be used to recover more oil relative to the primary and secondary methods.

FAME – Fatty acid methyl esther
Biocomponent blended in dieselgasoil.

FCC – Fluid Catalytic Cracking plant
Biocomponent blended in dieselgasoil.

Field development
Process of implementing underground and aboveground facilities necessary for the recovery of hydrocarbon reserves.

Gross production
Total quantity of crude oil and natural gas from hydrocarbon fields prior to the deduction of royalties.

HDPE
High density polyethylene.

Hydrocrack
Cracking of light or heavy gas oils or residue hydrocarbons, mixed with hydrogen, under high pressure and temperature, in the presence of a catalyst, to produce light oils.

Horizontal drilling
Drilling at which horizontal or near horizontal range is created in the target layer following the vertical section in order to expand the inflow cross-section.

Hungarian Petroleum Product Association (MÁSZ)
Association of the most important Hungarian crude oil product trading companies.

Increased oil recovery (IOR)
A comprehensive term to define increased petroleum recovery methods, which includes all methods or processes other than production based on the energy of and in the reservoir (enhanced oil recovery (EOR), secondary and updated primary methods).

Liquified Propane Gas (LPG)
Hydrocarbon gas compound mainly consisiting of propane and butane, liquified under high pressure, which is sold in cylinders for household purposes. These days the motoric usage of LPG spreads. This fuel is the „autogas".

LDPE
Low density polyethylene.

M bbl
Thousand barrel.

MM bbl
Million barrel.

M boe

Thousand barrel of crude oil equivalent.

MMSCF

Million cubic feet. The key imperial measure used in the natural gas industry. One cubic meter is equivalent to 35.314 cubic feet.

MEH

Hungarian Energy Office.

Mining royalty

In accordance with international practice and the relevant provisions of the Mining Law, the Hungarian State requires to pay a mining royalty after any and all crude oil and natural gas produced in Hungary (except production applying EOR methods). The rate of this royalty has been 12% since January 1, 1998, except the extra mining royalty payable after the natural gas produced from fields developed prior to 1998. The royalty rate was modified from 2006 with multiplier of 1.02-1.05 as per the agreement between MOL and the Minister of Economy and Transport.

MOL filling station operated in franchise

Filling station operated under MOL-logo and with MOL product slate, but not owned by MOL.

Monomers

Basic compounds of polymers (plastics, rubbers), basic elements (links) of polymer chains in high-molecular-weight materials. Nowadays the most important monomers, the basic petrochemicals are short-chained olefins (ethylene, propylene, butadiene) along with their simple derivatives, and the simplest aromatic compound: benzene. Primary sources of all these monomers are the olefin plants.

MSZKSZ

Hungarian Hydrocarbon Stockpiling Association responsible for the strategic stockpiling of crude oil, crude oil product, natural gas.

Natural gas liquids

Liquefied hydrocarbons separated from natural gas, ranging from propanes to gasolines and also containing heavier components.

NCI

The Nelson complexity index, developed by Wilbur Nelson in 1960, is a measure of the secondary conversion capacity of a petroleum refinery relative to the primary distillation capacity.

Net dry natural gas production

Total gas recovered, reduced by the quantity of produced or separated carbon dioxide and/or the condensates.

Net production

Total crude oil and natural gas quantity from the hydrocarbon fields following the deduction of mining royalties.

Olefin

This is collective noun for open-chained hydrocarbons including unsaturated double carbon-carbon bond(s). The simplest representatives of these compounds, ethylene and propylene are basic petrochemicals. The most important asset in olefin production is the so-called steam cracker (olefin plant), which converts naphtha, chemical gasoil and other light hydrocarbons to key products as ethylene and propylene by cracking and dehydrogenation.

Polyethylene

This is a kind of thermoplastics produced by polymerisation of ethylene. Today polyethylene has the largest share among commodity plastics. Parameters (such as pressure, temperature, applied additives and catalysts) of industrial processes aiming at production of PE show significant differences, consequently a wide range of products with different characteristics can be produced. All of them can be classified into two groups according to their density: LDPE (low-density polyethylene) and HDPE (high-density polyethylene).There are significant differences at molecular level: LDPE shows inordinate structure, a mixture of heavily branched components resulting in softer, more flexible material, while HDPE is a

denser, harder and stronger (with higher tensile strength) plastic due to its more structured hydrocarbon chains.

Polyolefins
This is collective noun for thermoplastics produced by polymerisation (polyaddition) of olefins (e.g. ethylene and propylene). The most important commodity plastics, polyethylene and polypropylene belong to this class.

Polypropylene (PP)
A thermoplastic produced by polymerisation of propylene. Has a significant - and increasing - share among commodity plastics. Parameters (such as pressure, temperature, applied additives and catalysts) of industrial processes aiming at PP production show significant differences, consequently a wide range of products with different characteristics can be produced. Addition of ethylene into the polymerisation process as co-monomer leads to PP copolymers. PP can be used in a wide variety of application as it has good resistance to heat and low water absorption.

PPM
PPM is a measure of the concentration of a substance in a liquid, used where low levels of concentration are significant. The ppm value is equivalent to the absolute fractional amount multiplied by one million. For example, 10 ppm equals 10 kilogram of a substance for a million kilogram (one kiloton) of a liquid.

Production Sharing Agreement (PSA)
Agreement for sharing the production of an oil field or a gas field between the State and the Investors.

Proved developed non-producing reserve
Reserves that can be extracted from existing wells during the period of time available, but where, due to a lack of pipeline connections or lack of other mechanical elements or contractual obligations, the production and marketing of hydrocarbons has not yet started.

Proved developed producing reserve
The reserve that can be extracted from existing wells during the period of time available for production.

Proved reserve
Estimated quantity of crude oil, natural gas and liquefied gas products that can commercially be extracted from already known reservoirs with a high degree of certainty (over 90%) under the prevailing economic and operating conditions.

Proved undeveloped reserve
Reserve that can be extracted from new wells located in areas where no drilling has been made yet or from existing wells in which relatively significant expenditure is required for development.

Putting into production
Accomplishment of surface and underground facilities necessary for the production of hydrocarbon reserves.

Pyrolysis
Thermal cracking of hydrocarbons at high (usually above 650°C) temperature and low (few bars) pressure, which is the basic process in operation of olefin plants. Process is conducted in the presence of steam in order to minimize coke-formation.

Pyro-naphtha
Mixture of valuable by-products with significant aromatic content, having boiling points within the range of naphtha, arising besides main products (ethylene and propylene) in the course of pyrolysis of petrochemical feedstocks (naphtha, chemical gasoil and other light hydrocarbons) in olefin plants. Can be converted to basic aromatics (benzene, toluene, xylenes, etc.) by further processing, while after appropriate hydrogenation it can also be used as high-quality, high-octane mogas blending component.

Refinery margin
Difference between product's international quoted price and the actual crude oil price. Or:

The unit profitability of a (theoretical or actual) refinery, which is determined by crude oil product, as well as unit refining costs.

Refinery complexity – Nelson complexity index
Refinery complexity demonstrates, what white product yield can be achieved from 1 barrel of crude oil. The more complex the refinery, the higher is the white product yield from the same quality crude oil ie. the less fuel oil it produces. One of the best measures for complexity is the Nelson index, which calculates complexity from the existence of different refinery plants and from the the ratio of their capacity to distillation capacity.

Refining cover
Total refining capacity divided by total volumes of product sold.

Reserve
Estimated volume of crude oil, condensate, natural gas and other components that we assume can be extracted in commercial quantities by using known recovery methods from a known accumulation following a given point in time under the actual economic circumstances and Government regulation.

Residue upgrading
To transform residues (heavy fuel oil) into more valuable white products.

Russian export blend
(API degree: 32.5, sulphur content: 1.25%) Mix of Russian crude oils whose quoted price is considered as a benchmark in the international crude oil markets.

SAPPO
Slovak Association of Petroleum Industry and Trade.

Steam cracker (olefin plant)
Technology for production of key basic petrochemical products (olefins: ethylene, propylene, and aromatics: benzene, toluene, xylenes), on the basis of thermal decomposition (cracking) and dehydrogenation of petrochemical feedstocks (naphtha and chemical gasoil) produced by the refineries or lighter saturated hydrocarbons (ethane, propane, butane) in the presence of steam. Main products of the process (ethylene, propylene) are raw materials of polyethylene and polypropylene production, while the by-products can widely be used in organic chemical industry, plastics and rubber production or as gasoline blending components.

SCM (Supply Chain Management)
Supply Chain Management coordinates the procurement of crude oil, other refinery feedstock and products, refining, logistics related to procurement or sales, as well as the wholesale of crude oil products. It targets to maximise MOL Group profit with optimising through the whole value chain.

SPE based reserve valuation
Method used by the Society of Petroleum Engineers.

Spot contract/sales
Short term sales, usually in a contract for one delivery.

Term contract/sales
Long term contract, usually for one year or longer term.

Toe (tonne of crude oil equivalent)
Mass equivalent received from the heating value of gas following conversion to crude oil on the basis of heat unit. As a rule, 1200 Nm^3 gas is equivalent to 1 toe.

Transit
Gas transmission through pipeline, which crosses the border of one member of the European Economic Area and its starting or end-point is outside the European Economic Area.

Upstream
Exploration and Production Segment.

Ural Blend and Brent-Ural spread
Russian, export quality crude oil. Heavy and sour (with high sulphur content) crude oil, therefore the price of Ural Blend is lower than that of light Brent crude oil, which has low sulphur content. Brent-Ural spread is the differential between world market prices of Brent and Ural type crude oils. The price of Ural crude is quoted in Rotterdam and Mediterranean region.

White products
Products (LPG, gasolines, and gas oils) that can be extracted from crude oil, having lower viscosity (in general, higher value products).

Financial Terms

CAPEX
Capital Expenditure.

Cash Flow at Risk (CF@R)
Methodology to measure the risks of the MOL Group. It takes into account the exposures and the volatilities of the different businesses within the MOL Group portfolio.

DR
American Global Depository Receipt, depository certificates issued by a foreign depository on the issuers shares, which are deposited with a Hungarian custodian.

EBITDA Earnings before interest, tax, depreciation and amortisation
Operating profit plus depreciation and amortisation.

EBITDA margin
Ratio of EBITDA divided by net sales revenues.

EPS
Basic earnings per Share is based on the profit attributable to ordinary shareholders using the weighted average number of shares outstanding during the year after deduction of the average number of treasury shares held over the period.

Financial Covenant
It is the rate calculated from specific terms of P&L, Balance Sheet and Cash-Flow. (Eg.: Net Debt per EBITDA, EBITDA per Total Interest Expense) Financial Covenants are primarily applied in loan facility agreements to limit lenders' credit risk.

Gearing
Ratio of net debt to net debt plus equity. Net debt – Long-term debt, net of current portion + short-term debt + current portion of long-term debt – short-term investments – cash and cash equivalents.

IFRS
International Financial Reporting Standards, formerly International Accounting Standards (IAS).

ISDA International Swap Dealers Association
The ISDA Master Agreement is a general agreement between counterparties to provide legal assistance with regards to derivative transactions.

Market capitalisation
Number of shares (issued share capital excluding Treasury stock) multiplied by the actual stock market price.

Net income
Attributable to equity holders of the parent Profit after taxation after the Groups share of associated companies and the deduction of profits due to minority interest.

NOPLAT
Net Operating Profit Less Calculated Tax.

Operating cash flow
Net cash provided by operating activities to be used for investment activities, interest

payments and dividend payments to shareholders.

Return on average capital employed (ROACE)

Operating profit after taxation / average capital employed.

Operating profit after taxation – operating profit x (100% - corporate tax ratio).

Average capital employed – opening capital employed/2 + closing capital employed/2.

Capital employed – total assets – long term financial investments – work in progress – cash and cash equivalents – securities – short term liabilities + short term loans and credits.

Return on Equity (ROE)

Net income divided by shareholders equity.

Shareholder's return

Return resulting from the movements of the share price and the amount of dividend paid.

Short position

Exposure to a factor (e.g. commodity price, foreign exchange rate, interest rate) where the profit and/or the cash flow of a company is negatively influenced by an increase of such factor.

Shareholder Information

Corporate Address
MOL Hungarian Oil and Gas Plc. (MOL Plc.)
H-1117 Budapest, Október huszonharmadika u. 18.
H-1502 Budapest, Pf.: 22
Phone: (36-1) 209-0000, 209-1010, 209-2020

Share Registrar
KELER Zrt.
H-1075 Budapest, Asbóth u. 9-11.
Phone: (36-1) 483-6253

Stock Exchange Trading Information
Budapest Stock Exchange
H-1062, Budapest, Andrássy út 93.
Phone: (36-1) 429-6636
Fax: (36-1) 429-6654

Warsaw Stock Exchange
Giełda Papierów Wartosciowych w Warszawie S.A., Ksiazeca 4
00-498 Warsaw
Poland
Phone: (4822) 628 32 32
Fax. (4822) 628 17 54
E-mail: wse@wse.com

DR Information
The Bank of New York
101 Barclay Street, 22 West New York, NY 10286 USA
Phone: 00 1 212 815 3503
Fax: 00 1 212 571 3050.

Announcements
The company publishes its announcements in MOL's website: www.mol.hu and in Budapest Stock Exchange's website: www.bet.hu

Investor Relations
H-1117 Budapest, Október huszonharmadika u. 18.
Phone: (36-1) 464-1395
Fax: (36-1) 464-1335
E-mail: investorrelations@mol.hu

Investor Relations Director

Richard Benke
Phone: (36-1) 464-0159
E-mail: rbenke@mol.hu

Analyst and shareholder contacts

Judit Huszárik
Phone: (36-1) 464-1572
E-mail: jhuszarik@mol.hu

Zsuzsanna Kun
Phone: (36-1) 464-0747
E-mail: zskun@mol.hu

Ildikó Nagy
Phone: (36-1) 464-1775
E-mail: ivnagy@mol.hu

Small shareholder and custody contact

Zoltán Fogarasi
Phone: (36-1) 464-1316
E-mail: zfogarasi@mol.hu



Setting the pace from New Europe

Documents for the Annual General Meeting

23 April 2008

DOCUMENTS FOR THE ANNUAL GENERAL MEETING

ANNUAL GENERAL MEETING OF
MOL HUNGARIAN OIL AND GAS PLC.

TO BE HELD ON APRIL 23, 2008

Date of the AGM: April 23, 2008, 2 p.m.

Venue of the AGM: Danubius Thermal & Conference Hotel, Helia

Dear Shareholder,

The Annual General Meeting of the Company was convened by the Board of Directors of MOL Plc. for April 23, 2008, 2 p.m., whose agenda is contained in the announcement published as stipulated in the by-laws. The announcement was published on 21 March 2008 on the homepages of Budapest Stock Exchange and MOL.

Agenda items proposed by the Board of Directors of MOL for the Annual General Meeting

1. **Closing the business year 2007:**

    - Report of the Board of Directors on the 2007 business operation; presentation of the annual reports drawn up in compliance with the Accounting Act (the parent company financial statements in compliance with the Accounting Act and the accounting principles applied in Hungary and the consolidated financial statements in compliance with International Financial Reporting Standards as adopted by the European Union ("IFRS"); proposal on the use of the after tax profit .
    - The auditor's report on the 2007 financial statements presented by the Board of Directors
    - Report of the Supervisory Board on the 2007 financial statements and the proposal for the distribution of profit after taxation.
    - Decision on the approval of the parent company financial statements prepared in accordance with the Accounting Act and the consolidated financial statements prepared in compliance with IFRS, the use of the after tax profits and the amount of dividend.
    - Decision on the approval of the corporate governance declaration

2. **Election of the auditor for the 2008 financial year and determination of its remuneration as well as the material elements of its engagement**

3. **Authorization of the Board of Directors to acquire treasury shares**

4. **Election of the members of the Board of Directors**

5. **Determination of the fees of the members of the Board of Directors and approval of the compensation system for the members of the Board of Directors' based on the results of the Company**

6. **Election of a member of the Board of Directors appointed for the first time by the Hungarian Energy Office in accordance with Article 4/A of Act XLII of 2003 on Gas Supply**

7. **Election of a new member of the Supervisory Board appointed for the first time by the Hungarian Energy Office in accordance with Article 4/A of Act XLII of 2003 on Gas Supply**

8. **Amendments of the Articles of Association (Share capital and shares, Voting Right, Shareholder group, Transfer of shares, General Meeting, Board of Directors, Convening the Board of Directors and its procedures of operation, Increase and decrease of share capital, Documents, Representation, Supervisory Board)**

9. **Decision on the waiver to be granted to the executive officers according to 30.§ (5) of the Company Act.**

10. Decision on capital decrease

Information in reference to the capital decrease

Extent of the capital decrease
Decrease of the share capital by HUF 5,483,775,000 to HUF 104,191,727,578 by withdrawal of 5,483,775 pieces of registered ordinary shares of the series "A" with a par value of HUF 1,000 each owned by the Company (treasury shares) .

Reason of the capital decrease
Change of capital structure in order to increase the shareholder return.

Method of implementation of the capital decrease
Decrease of the number of registered ordinary shares of the series "A" with a par value of HUF 1,000, with 5,483,775 pieces shares owned by the Company (treasury shares). The capital increase shall not affect the shares owned by the shareholders other than the company.

Additional agenda item at the request of a shareholder holding more than 1% of MOL shares

11. Decision on the shareholder proposal to designate an auditor on the basis of §49 (3) of the Companies Act (Act 4 of 2006) with the purpose of examining the last annual report (of 2007) and certain events that took place within the management during the last 2 years

The brochure contains an English language translation of the original proposals and information in accordance with the items on the agenda. The purpose of documents prepared for the General Meeting is to promote a better orientation of the particular items on the agenda and to provide information for the shareholders regarding the questions to be discussed at the General Meeting. Please see the original Announcement for additional information.

This document is published in Hungarian and in English. The official text of this document is in Hungarian only.

Technical remarks

Conditions of participation and exercise of voting rights at the general meeting:

A condition of participation and voting at the general meeting for shareholders is that the holder of the share(s) shall be registered in the share register seven (7) business days prior to the date of the general meeting (on 14 April, 2008) in the framework of shareholders' identification. The registration in the share register based on shareholders' identification shall be in compliance with the Articles of Association of the Company as well as the relevant laws. In order to be registered in the Share Register in the course of the shareholders' identification, shareholders must comply with the Articles of Association of the company and the relevant laws. Upon instruction of the Board of Directors KELER Zrt. shall close the Share Register on 14 April, 2008, and no application for registration shall be accepted until the day following the close of the general meeting. **Record date of shareholder identification shall be 10 April, 2008.** The securities account holders shall be responsible for registering the shareholders in the Share Register pursuant to the instructions of such shareholders. The securities account holders shall provide information for the shareholders on the deadlines of instructions given to the securities account holders.

MOL shall have no liability for the performance of, or the failure to perform, the instructions given to securities account holder. Shareholders may check and obtain information in respect of their registration by phone (06-80-390-207) or personally at the Share-register Office of KELER Zrt. (address: 1075 Budapest, Asbóth u. 9-11) on any workdays between 09.00 a.m. and 03.00 p.m. Closing the Share Register does not restrict the right of the persons registered in it to transfer their shares after the closing date. Transferring the share prior to the general meeting does not deprive the persons registered in the Share Register of their right to participate in the general meeting and exercise their rights which they are entitled to as shareholders.

The general meeting shall have a quorum if the holders of shares representing more than half of the voting rights are present. When determining the quorum, restrictions specified under Articles 10.1 and 10.2 of the Articles of Association shall be applied so that votes exceeding the 10% limit to which a shareholder is entitled shall be disregarded. Holders of registered ordinary shares shall be entitled to one (1) vote after each piece of „A" series of share with a par value of HUF 1,000 (i.e. one thousand forint) each subject to the restrictions specified in the Articles of Association. "B" series preference share entitles its holder to one (1) vote in addition to the voting preference rights defined in the Articles of Associations.

Shareholders shall be entitled to participate in the general meeting either in person or through a proxy issued or by nominee (hereinafter collectively referred as „nominee") in accordance with the provisions of the Act No. IV of 2006. on business associations and the Act No. CXX of 2001 on capital market. In case the shareholders wish to give power of attorney on an **official form** ("proxy card") as defined in Article 13.6 of the Articles of Association, they shall submit such a request to the Investor Relations Department of MOL Plc by 22 April, 2008 at the latest in writing (mailing address: 1117 Budapest, Október huszonharmadika u. 18.) or e-mail to investorrelations@mol.hu. The request shall contain the exact name and address of the shareholder (mailing or e-mail address), to which one would like to receive the form (proxy card).

The power of attorney for the nominee (including the power of attorney submitted on a proxy card) shall be prepared in the form of a public document or a private document with full probative force taking into account international agreements or reciprocity between Republic of Hungary and the country where the document was made. If the power of attorney was prepared in any language other than Hungarian an official Hungarian translation shall be attached. Powers of representations of the persons signing the power of attorney shall be certified by appropriate documents issued by a public authority or office (e.g. certificate of incorporation) or by a public notary. If the certification of the power of representation is in any

language other than Hungarian an official Hungarian translation shall be attached. Power of attorney will be valid only for one general meeting, however, they will be also valid at the repeated general meeting, if any, reconvened due to lack of quorum.

The power of attorney (with the exception of the power of attorney submitted on proxy card) shall be deposited according to the Articles of Association at registration prior to the commencement of the general meeting at the latest. The power of attorney given on a proxy card shall arrive to the address of the Company (1117 Budapest, Október huszonharmadika u. 18.) by 22 April, 2008 at the latest.

In case of holders of depository receipts (DRs) issued pursuant to a foreign law, The Bank of New York, as the issuer of such DRs, shall be entitled to exercise rights of representation. Holders of DRs will be entitled to exercise their voting rights by a Letter of Proxy issued in favour of The Bank of New York as the depositary, in accordance with the Articles of Association of MOL, the Deposit Agreement and applicable laws and based on the draft resolutions sent by the Board of Directors of MOL Plc to the DR holders through The Bank of New York. We request the DR holders to obtain information on the detailed rules of procedure at the customer service of the Bank of New York (101 Barclay Street, 22 West New York, NY 10286, Tel: 1 212 815 2228, Fax: 1 212 571 3050, email: cjwoods@bankofny.com). MOL Investors Relations Department will be pleased to be at your disposal for further information as well (phone: +361 464 1395, fax: +361 464 1335).

The registration i.e. the certification of the right to participate as shareholder (nominee) will take place at the venue of the general meeting between 11.00 a.m. and 13.00 p.m.

We request our shareholders to kindly report for registration in time. After the closing of the registration, those shareholders and nominees, who are not listed in the attendance list but registered in the share register, are entitled to participate at the general meeting but cannot exercise their voting rights.

Method of voting

The Board of Directors recommends machine electronic voting to be used at the general meeting, regarding which detailed information shall be provided on the spot. The general meeting shall first decide on the approval of the electronic voting system, then elect the keeper of the minutes, the certifiers of the minutes with the official vote counters.

Item No. 1

Report of the Board of Directors on the 2007 business operation

Financial highlights

In 2007, operating profit remained stable in USD-terms at USD 1,934 mn, but decreased by HUF 54.1 bn, to HUF 355.5 bn, mainly due to 13% depreciation of USD vs. HUF. Operating profit excluding special items increased by 5% in USD-terms as strong increase in downstream and petrochemical sales volumes, strong crude prices as well as improving crack spreads and integrated petrochemical margins compensated for lower hydrocarbon production. Operating profit excluding special items in HUF-terms decreased by 8% to HUF 299.4 bn in 2007. Net profit attributable to the equity holders of the parent excluding special items improved by 13% in USD-terms, while it narrowed by 2% in HUF-terms in 2007 y-o-y. Net income excluding the non-realised fair valuation difference of the conversion option of Magnolia and cleaned of special items was USD 1,215.2 mn (up 12%).

- **Exploration & Production** operating profit for FY 2007 was USD 429 mn down 27% year-on-year (in HUF terms was 78.9 bn or down by 36%) on lower production levels and one-off items.
- **Refining & Marketing** operating profit amounted to USD 935 mn in FY 2007, up 12% year-on-year (stable in HUF-terms at HUF 171.9 bn), boosted by strong volumes and higher crack spreads.
- The **Petrochemical** segment's operating profit doubled to an all time high level of USD 222 mn in FY 2007 (HUF 40.9 bn), due to record production volumes and improving integrated petrochemical margin.
- **Gas Transmission** operating profit (including the impact of asset revaluation) increased by 14.4% to USD 168 mn in FY 2007 (stable in HUF terms at HUF 30.9 bn), mainly due to higher domestic transmission revenue.
- **Corporate and other** operating profit of HUF 26.4 bn in FY 2007 includes a one-off gain of HUF 14.4 bn on the acquisition of a 42.25% minority interest in TVK and a subsequent settlement of HUF 44.3 bn from E.ON in connection with the gas business sales.
- **Efficiency improvement program** has been continued in 2007 as well. Targeted benefit is USD 285 million by the end of 2008. 96% of this target has been already reached by the end of 2007.
- **Capital expenditure** and investments almost doubled in 2007. The increase from USD 0.9 bn (HUF 187.2 bn) in 2006 to USD 2.0 bn (HUF 363.4 bn) in 2007 was fuelled mainly by acquisition expenditures totalled USD 1.1 bn (HUF 207.6 bn) including IES, a further shareholding in TVK, Tifon and the Matjuskhinskaya field.
- **Net debt** at the end of FY 2007 was HUF 506.5 bn, while our gearing ratio (net debt divided by the sum of net debt and total equity) was 35.6% as a result of transactions done within the framework of capital optimisation program.
- **Operating cash flow** before changes in working capital decreased by 4% to HUF 446.5 bn (USD 2,429.3 mn). Including working capital changes and corporate tax paid, operating cash flow decreased by 40% to HUF 315.5 bn in 2007.

Key financial data by business segments

NET SALES REVENUES	2007 (HUF mn)	2006 (HUF mn)	2007 (USD mn)	2006 (USD mn)
Exploration and Production	334,806	389,611	1,822	1,851
Refining and Marketing	2,290,414	2,331,254	12,461	11,075
Natural Gas	90,694	368,195	493	1,749
Petrochemicals	497,616	451,248	2,707	2,144
Corporate and other	102,163	103,034	556	489
TOTAL	**3,315,693**	**3,643,342**	**18,039**	**17,308**

NET EXTERNAL SALES REVENUES[1]	2007 (HUF mn)	2006 (HUF mn)	2007 (USD mn)	2006 (USD mn)
Exploration and Production	178,804	162,350	973	771
Refining and Marketing	1,932,290	2,006,863	10,513	9,534
Natural Gas	78,244	359,934	426	1,710
Petrochemicals	398,181	355,856	2,166	1,691
Corporate and other	6,432	6,058	35	29
TOTAL .	**2,593,951**	**2,891,061**	**14,113**	**13,735**

OPERATING PROFIT	2007 (HUF mn)	2006 restated[3] (HUF mn)	2007 (USD mn)	2006 restated[3] (USD mn)
Exploration and Production	78,864	122,930	429	584
Refining and Marketing	171,935	175,337	935	833
Natural Gas	38,743	111,564	211	530
Petrochemicals	40,892	23,297	222	111
Corporate and other	26,446	(41,086)	144	(195)
Inter-segment transfers[2]	(1,375)	17,530	(7)	83
TOTAL	**355,505**	**409,572**	**1,934**	**1,946**

OPERATING PROFIT EXC. SPEC ITEM [4]	2007 (HUF mn)	2006 restated[3] (HUF mn)	2007 (USD mn)	2006 restated[3] (USD mn)
Exploration and Production	80,554	122,930	438	584
Refining and Marketing	171,935	175,337	935	833
Natural Gas	38,743	37,520	211	178
Petrochemicals	40,892	23,297	222	111
Corporate and other	(31,329)	(41,086)	(170)	(195)
Inter-segment transfers[2]	(1,375)	8,724	(7)	41
TOTAL	**299,420**	**326,722**	**1,629**	**1,552**

[1] Net external sales revenues and operating profit of the segments includes the profit arising both from sales to third parties and transfers to the other business segments. The Exploration and Production transfers domestically produced crude oil, condensates and LPG to the Refining and Marketing segment and natural gas to the Natural Gas segment. Refining and Marketing transfers chemical feedstock, propylene and isobutane to Petrochemicals, and petrochemicals transfers various by-products to Refining and Marketing. The internal transfer prices used are based on prevailing market prices. Divisional figures contain the results of the fully consolidated subsidiaries engaged in operations of the respective divisions.

[2] This line shows the effect on operating profit of the change in the amount of unrealised profit deferred in respect of transfers between segments on operating profit. Unrealised profits arise where the item transferred is held in inventory by the receiving segment and a third party sale takes place only in a subsequent quarter. For segmental reporting purposes the transferor segment records a profit immediately at the point of transfer. However, at the company level profit is reported only when the related third party sale has taken place. In previous years, the effect of this unrealised profit was not shown separately, but was included in the reported segmental result of the receiving segment. Unrealised profits arise principally in respect of transfers from Refining & Marketing to Petrochemicals.

[3] The Group has changed its accounting policy to disclose Hungarian local trade tax and innovation fee as income tax expense as these tax types show the characteristics of income taxes rather than operating expenses. In previous years, local trade tax and innovation fee have been recorded as operating expense.

[4] Operating profit excludes the one-off gain and the profit of the gas subsidiaries sold (Wholesale and Storage) of HUF 82.9 bn in 2006. In FY 2007, it excludes the one-off gain on the acquisition of TVK shares (HUF 14.4 bn) realised and subsequent settlement from E.ON in connection with the gas business sales of HUF 44.3 bn, of which HUF 26.9 bn income has been accrued in Q4 2007 for the settlement period of July-December 2007. The payment pertaining to this is expected to take place in Q1 2008.

Challenging macro environment...

Some elements of the macro environment were very favorable, while changes in foreign currency exchange rates had a negative impact in 2007. Although crude prices, refinery and petrochemicals margins improved during the year, the weakening USD against our local currency had a significant impact on our operating performance in 2007.

... with favorable crude prices and crack spreads...

The average Brent price increased significantly, by 11.2% in USD terms to 72.4 USD/bbl in 2007. The average Med quoted price of Ural Blend, which constitutes most of MOL's crude oil purchases, was 69.4 USD/bbl, up by 13% compared to 2006 (61.4 USD/bbl). Average FOB Rotterdam gasoline and gas oil prices increased by 12.4% and 10.2%, respectively. Average USD denominated crack spreads of FOB Rotterdam gasoline increased by 17.3%, and the gas oil crack spread increased by 6.4% compared to 2006, well above historical averages.

...but undermined by weakening USD

The Hungarian Forint strengthened significantly (by 12.7%) against the US Dollar: the average exchange rate in 2007 was 1 USD = 183.8 HUF (1 USD = 210.5 HUF in 2006). The Forint also strengthened (by 4.9%) against the EUR in 2007, compared to the weakening of 6.5% in 2006. During the year, the Slovak Crown strengthened further by 9.3% against the EUR in 2007 continuing the 2006 trend (SKK was up 3.6% in 2006). Slovak Crown strengthened against the US Dollar also: the average exchange rate in 2007 was 1 USD = 24.7 SKK (1 USD = 29.7 SKK in 2006).

Average consumer-price inflation in Hungary was 8.0% in 2007, compared to 3.9% in 2006. In Slovakia, average consumer-price inflation decreased to 2.8% compared to the 4.5% in 2006. The Hungarian GDP growth has dropped to its lowest levels since 1996 and was only 1.3% in 2007, compared to the growth of 3.9% in 2006. The GDP growth in Slovakia was 10.4% in 2007 (8.5% in 2006). Across the region, demand for motor gasoline increased slightly by 1.6%, while demand for motor gas oil increased rapidly by 8.9% in 2007.

Changes in regulated gas tariffs

The asset proportional profit (projected on the asset base acknowledged by the regulator (RAB) and enforceable for the regulated activity at the Hungarian natural gas transmission) tariff was 6.9% in 2007. During the tariff change in July 2007 the entry capacity fee grew by 8% while exit capacity fee remained relatively flat. Turnover fee decreased by 10%, which reflects the decrease of acknowledged gas price. The HEO (Hungarian Energy Office) issued odorization tariffs valid from July 1st, 2007 until June 30th, 2008.

Mining royalty payment in Hungary...

The Company paid 49% of its crude oil and natural gas income as mining royalty to the Hungarian State on the crude oil and natural gas produced in Hungary in 2007. The rate of mining royalty payable by MOL on crude oil and on natural gas produced from fields put into production after 1998 reached 12.5% in 2007. In accordance with the Gas Supply Act (GSA) adopted in 2003 and the related by-laws, the rate of the mining royalty payable on gas produced from fields put into production before 1998 decreased, in line with a formula set by the law, from 75% in 2006 to 64% in 2007. In 2007 HUF 66.2 bn was paid to energy price compensation budget from royalty after production from these fields. The rate of the mining royalty on the production from fields named in the agreement signed between MOL and the Minister of Economy and Transport will be determined according to regulation effective at the end of 2005. Thus the rate of mining royalty

payable on natural gas produced from fields put into production after 1998 - assuming a lower increase in gas prices than the increase in the acknowledged cost -, will gradually decrease as per the predetermined formula until it reaches close to 12%, modified from 2006 with a multiplier of 1.02-1.05 as per the agreement. The bilateral agreement determines the royalty payable by MOL on Hungarian hydrocarbon production from fields named in the agreement until 2020. Other fields including new discoveries from 2005 are subject to production level and Brent quotation dependent rates of mining royalty and payment conditions regulated by the modified Mining Act of 2007 and the related by-laws.

...and in Russia

The extraction tax and the export duty in Russia is adjusted depending on the average Urals blend listed prices and the Russian Rouble/US Dollar and are calculated by the calculation formulas established in the tax law. Tax authorities inform the public in official announcements about the extraction tax rate every month and about the export duty rate every second month. The extraction tax rate as of 31 December 2007 was USD 17.5/bbl; average extraction tax rate was 19,1% comparing to the annual average Urals blend price in 2007. The export duty rate as of 31 December 2007 was USD 37.9/bbl; the average export duty rate was 41% comparing to the annual average Urals blend price in 2007.

Sales, Operating Expenses and Operating Profit

Net sales

In 2007, Group net sales revenues decreased by 10% to HUF 2,594.0 bn, primarily reflecting lower revenue as a result of the sale of the gas business and the lower average selling prices of refined products despite increased volumes. The decline has been partially compensated by revenue contribution from the Italian refinery IES since its consolidation in mid-November (HUF 41.0 bn).

Other operating income in 2007 contains the impact of acquisition of a 42.25% minority interest in TVK (HUF 14.4 bn) and the HUF 44.3 bn subsequent settlement from E.ON Ruhrgas International AG in connection with the gas business sale (of which HUF 17.4 bn was received in Q3 2007 for the settlement period of January – June 2007, while a further HUF 26.9 bn for the settlement period of July-December 2007 is expected to be paid in Q1 2008).The comparative figure of other operating income primarily reflects the one-time gain of HUF 82.6 bn realized on the disposal of the gas business at the end of Q1 2006.

Raw materials and consumables

The value of raw materials and consumables decreased by 8%, marginally below the rate of decline in sales. Within this, raw material costs increased by 9%, primarily as a combined effect of the fall in HUF based crude oil import prices and the higher quantity of import crude oil processed as well as the contribution of IES of HUF 36.0 bn. Cost of goods sold decreased by 52%, due to the effect of the gas business sale in Q1 2006 and the decreased volume of crude oil during the period. The value of material-type services used increased by 5% to HUF 131.3 bn.

Other operating expenses

Other operating expenses decreased by 14% to HUF 225.1 bn, mainly as a result of the impact of the sales of the two gas subsidiaries, the reduced value of export duty at ZMB joint venture and the lower mining royalty. Mining royalty decreased due to the combined effect of the disposal of the Szőreg-1 field and lower domestic and foreign production volumes as well as the higher regulated gas wholesale prices.

Personnel expenses

Personnel expenses for the period increased by 7% to HUF 117.3 bn, due to the combined effect of an average salary increase of 6.5% and 1.6% increase in average headcount. The closing headcount of MOL group increased by 8.6%, from 13,861 to 15,058, resulting from the acquisition of IES and Tifon in Q4 2007 and our international E&P expansion.

Of production costs incurred in the period, HUF 70.2 bn is attributable to the increase in the level of finished goods and work in progress, as opposed to the decrease of HUF 13.3 bn in 2006.

Exploration and Production Overview

HUF 78.9 bn operating profit

The Exploration and Production segment's operating profit was HUF 78.9 bn (USD 429 m) in 2007, 36% lower compared to 2006 in HUF-terms and 27% lower in USD-terms. The 12% lower production volumes (mainly as a consequence of suspended production of Szőreg-1 field due to its ongoing conversion into an underground gas storage facility) and the unfavourable exchange rate development (13% weaker USD against HUF) had a negative impact on operating profit in 2007, which was only partially compensated by the 11% higher Brent price.

Lower revenues ...

Upstream net sales plus other operating income decreased by HUF 55.2 bn to HUF 335.4 bn in 2007, mainly due to the Szőreg-1 field disposal and decrease in selling prices. Hungarian crude oil transfer

prices decreased by 4%, while the Hungarian natural gas transfer and sale prices dropped by 13% in 2007 on an average, in HUF terms compared to 2006.

... partly compensated by lower expenditures

Upstream operating expenditures were HUF 11.1 bn lower year-on-year in 2007. The Group's total royalty payments decreased by HUF 26.8 bn in 2007, out of which the royalty paid by MOL Nyrt. (related to the Hungarian production) decreased to HUF 97.1 bn in 2007 compared to HUF 124.4 bn in 2006. The Hungarian royalty to energy price compensation budget paid on gas produced from fields put into operation before 1998 within this amount was HUF 66.2 bn in 2007, HUF 23.7 bn lower than in 2006. One-off items significantly increased Upstream costs: including a subsequent impairment of HUF 6.8 bn on certain suspended and depleted fields, HUF 5 bn impairment related to commercially non-viable discoveries in Yemen and a HUF 6.0 bn impairment of questionable collection of crude oil sales in 2007.

Main 2007 goals were met

Our main objective is to develop a strong and balanced portfolio with significant upside at an appropriate risk level, by maximizing the value of our existing resource base, acquiring new production, development and exploration assets, where we can deploy our skills and capabilities effectively. We also focus on enhanced and improved recovery of our existing producing fields and originating new projects in territories neighbouring our legacy assets. We made the following steps in 2007 to realise these targets:

- Intensive field development in order to balance production in our cash generating domestic projects (excluding production of Szőreg-1 field)
- Increased international hydrocarbon production by 1.8% year-on-year by acquiring new producing assets in Russia
- Increased total gross proved developed and undeveloped reserves in line with SEC guidelines (excluding Szőreg-1 field disposal and 25% of INA reserves)
- Presentation of P1 and P2 reserves according to SPE as well, providing a more realistic framework for reserves presentation from 2008 onward
- Highly competitive OPEX maintained on Group level
- Acquiring new exploration assets with strategic fit to enhance our existing portfolio

The total hydrocarbon production was 90.4 Mboe/day in 2007 compared to the 102.6 Mboe/day in 2006. The decline mainly was a consequence of suspended production of Szőreg-1 field due to its ongoing conversion into an underground gas storage facility. Hungarian assets contributed 70% of the total production while Russian fields dominated the international production.

Domestic hydrocarbon production

In 2007, the average Hungarian hydrocarbon production was 63.0 Mboe/day, compared to 75.7 Mboe/day in 2006. Hungarian crude oil production (without condensate) fell by 6.8% to 16.5 Mboe/day in 2007, compared to 2006, while natural gas production (net dry) was 39.4 Mboe/day, dropping by 17.8% year-on-year, of which 14% was caused by suspended production of the Szőreg-1 field.

Intensive field development to put into operation our existing reserves

We put strong emphasis on development of our undeveloped reserves in Hungary spending HUF 8.2 bn in 2007 on such projects. The returns for such projects are expected to be strong as transportation infrastructure and gathering systems are available in their proximity.

EOR/IOR/EGR projects to maximize recovery

In 2007 Enhanced Oil Recovery (EOR) technology was applied at 7 fields, representing 15.3% of total Hungarian crude oil production. The high oil price and favourable royalty regulation motivated us to investigate the further EOR/IOR/EGR potential of our fields. In 2007

we analysed 130 objects and we selected 36 individual project plans to realize the certain domestic upside potential.

Szőreg-1 transfer to UGS

We continuously investigate the most profitable usage of our assets. Therefore we decided to transform one of our gas reservoirs (Szőreg-1) to underground gas storage facility. We believe that re-entering gas storage business will enable us to utilize profitably our gas fields close to depletion on a longer time horizon.

International production up 1.8% fuelled by acquisitions

International hydrocarbon production increased by 1.8% year-on-year to 27.4 Mboe/day in 2007 as our acquisitions in Russia could offset the lower volumes from the mature ZMB field (West Siberia, Russia, 50% MOL share).

Russian production balanced by new acquisitions

Our share of the crude oil production from the ZMB field reached 23.9 Mbbl/day in 2007, a 8.2% decrease compared to the previous year, while the Baitugan field (in Russia's Volga-Urals area, with a 100% MOL share) produced 1.8 Mbbl/day and the Matjushkinskaya fields (a 3,231 km^2 block in Tomsk region acquired in April 2007 with 100% interest) provided an additional 0.6 Mbbl/day average production with a peak production above 1.1 Mbbl/day in December.

Intensive field development in Russia

In ZMB field 23 new production and water injection wells were drilled in 2007. Regarding Baitugan field in 2007 the main task was to create the basis for the future production growth. Based on the modification and authorization of existing Field Development Plan the reconstruction of surface facilities has been started. Drilling activities has already started at the end of 2007. USD 260-275 mn will be spent on field development, which may increase daily production, according to our estimation, up to approximately 14.0 Mbbl/day by 2014. In Matjushkinskaya field new production wells were put into operation and existing wells were fractured resulting in higher production in December. Building of Central Processing Station and Commercial Access Point started with the purpose of decreasing transportation and oil preparation cost and provide the ability of processing increased production in the future.

Pakistani production 1.2 Mboe/day

Production in Manzalai and Makori fields in Tal block (Pakistan, 8.42% MOL share) was above 14.0 Mboe/day (1.2 Mboe/day net to MOL) in 2007. The completion of surface facilities, a 200 km gas pipeline and drilling of 6 production wells is in progress in line with our Field Development Plan. The appraisal of Makori field is expected to be done during 2008.

Our reserves according to SEC rules maintained excluding Szőreg disposal

According to our reserve review (excluding MOL's entitlement to 25% of INA d.d.'s reserves) in line with SEC guidelines, total gross proved developed and undeveloped reserves of the MOL Group at December 31, 2007 were 255.4 MMboe, consisting of 18.7 bcm (130.3 MMboe) of natural gas (including condensate and gas liquids) and 17.3 million t (125.1 MMboe) of crude oil. The net proved developed and undeveloped reserves at December 31, 2007 were 182.8 MMboe, consisting of 12.1 bcm (74.1 MMboe) of natural gas and 14.9 million t (108.7 MMboe) of crude oil.

Domestic reserves decreased

In Hungary, annual production in 2007 reduced our gross proved reserves by 22.9 MMboe, while the conversion of Szőreg reservoir to gas storage resulted in a further 17 MMboe decrease of gross proved reserves. New Hungarian discoveries and field extensions increased MOL's gross proved reserves by 1.3 MMboe, while the revaluation of reserves decreased the gross proved reserves by 10.7 MMboe.

Russian acquisitions increased international reserves

Internationally, reserve revisions resulted in an increase (mostly at Baitugan field acquired at the end of 2006) in gross proved reserves of 45.9 MMboe. In April 2007, we acquired Matjushkinskaya field

which increased gross proved reserves as of year end by 2.3 MMbbl. The 2007 Russian and Pakistani production reduced our gross proved reserves by 9.8 MMboe.

An independent reserve audit was carried out in 2006 by DeGolyer and MacNaughton to determine the actual recoverable reserves of the ZMB field as at 31 December 2005. According to this audit, the 2005 year-end gross proved reserves of the ZMB field were 104.5 MMbbl (SEC-standards). MOL's share of gross proved reserves - taking into account 2006-2007 production - was 34.4 MMbbl as of 31 December 2007. The Baitugan field had 50.9 MMbbl of proved reserves according to the reserve audit (prepared in line with SEC guidelines) as of December 31, 2007. Proved reserves of the Matjushkinskaya field are 2.3 MMbbl (as per SEC guidelines).

Manzalai and Makori fields in Tal block (Pakistan, 8.42% MOL share) had 13.7 MMboe of proved gas and condensate reserves pertaining to our share, according to the reserve evaluation (prepared in line with SPE guidelines) as of December 31, 2007. Due to lack of long-term gas sale agreement we book only 0.5 MMboe of proved reserves according to SEC guidelines.

SPE P1+P2 reserves reaches 340 MMBoe

Beginning from 2008, parallel to reserves presentation of proved reserves under US SEC, MOL will also publish its P1 and P2 reserves according to SPE. In the opinion of the Company, SPE guidelines provide a more realistic framework for reserves presentation. MOL's 2007 year-end SPE gross proved reserves are 277.2 MMboe, containing only MOL's Hungarian and international reserves excluding INA. SPE P1+2 figures are at 340.6 MMboe (excluding MOL's entitlement to 25% of INA d.d.'s reserves).

Highly competitive OPEX maintained

Although our unit cost of hydrocarbon production increased from 3.2 USD/boe in 2006 to 4.18 USD/boe in 2007 - as a result of unfavourable exchange rate movements and lower volumes- it remained highly competitive considering the 2006 European industrial average of 7.9 USD/boe.

Our main goal is to develop a strong and balanced portfolio

We carried out intensive exploration activity in Hungary and we continued with our international exploration projects in Pakistan, Kazakhstan, Oman and Yemen, and have started new projects in Russia, the Middle East-Central Asia region and in Africa in 2007 in line with our strategic objectives.

High exploration success rate of 50%

Our upstream had a strong exploration performance in 2007. Out of the total 16 exploration wells tested, 8 resulted in commercial discoveries, which represented a drilling success rate of 50%. These successes highlight the attractiveness of our Hungarian acreage position, where these positive results were encountered: we tested 13 wells from which 8 wells have been classified as gas producers and 5 wells have been dry or failed to produce commercial quantities of hydrocarbons on testing. There were 2 additional wells under test or awaiting testing in Hungary at the closing of this report.

New partners in conventional exploration...

In order to maximize skill-base and operating focus as well as to share risks and costs, we have teamed up with partners on several projects (our strategic partner INA from Croatia and Hungarian Horizon Energy, an affiliate of US-based Aspect Energy). Both co-operations were successful in 2007 evidenced by 5 successful exploratory drillings in the two joint operations.

...and in unconventional exploration

We also made a partnership with ExxonMobil to investigate a significant portion of Hungary's unconventional gas potential. The objective is to leverage ExxonMobil's extensive experience, advanced technology and know-how along with MOL's superior understanding

of the Hungarian petroleum geology and industry operations to achieve successful results.

Strongest acreage position in Hungary

Our Group has the strongest acreage position in Hungary with 29 blocks and total exploration acreage of 33,825 km^2 at the end of 2007. In addition, two new exploration block permits were underway (2,735 km^2).

Preparation of drilling campaign in Russia

In the Surgut-7 block (Russia, 100% MOL share) we identified three promising leads and prospects based on the first phase of seismic interpretation. Further 3D seismic acquisition is in progress. The drilling of the first prospect is planned to be spud in March 2008. The already producing Matjushkinskaya block has significant exploration potential, with a 2008 drilling campaign already prepared in 2007. Both blocks are near to existing production fields and surface facilities which may provide significant synergies in case of a discovery.

Further success in Pakistani exploration

In 2007 we have drilled a very promising exploration well on MamiKhel structure with natural gas and condensate discovery.
In Margala and Margala North exploration blocks (situated in the eastern part of the productive Potwar basin of northern Pakistan) POL (Pakistan Oilfields Ltd.) received 30% share out of our initial ownership of 100% at the beginning of 2007. We are in negotiations regarding further farm-out up to 20% in order to share the risks of the exploration with partners. In 2007 we conducted several geological, geophysical and field works in order to prepare compilation of 2D seismic acquisition in 2008.

Fedorovsky exploration block (Kazakhstan)

We are operating shareholder (27.5%) of the Fedorovsky exploration block in Kazakhstan. Following non-commercial oil inflow in one of our two prior exploration wells in the southern, basinal part of the Block the focus of exploration activities has been shifted to the northern part of the block.

Yemeni, Omani exploration projects

In Oman (100% MOL share) the 2008 seismic campaign has been prepared in 2007 with detailed planning of the different geophysical surveys and choosing of the potential contractors for the work. In Block 48 (Yemen, 100% MOL share) both wells (Tibela North-1 and Tibela Northwest-1) proved the previous geological model, but none of the wells gave commercial volume of hydrocarbon.

New exploration projects: in Kurdistan and Cameroon

MOL has entered into 2 PSCs with Kurdistan Regional Government and Gulf Keystone Petroleum Int. Ltd. in Iraq in November 2007. MOL is the operator of Block Akri-Bijeel with a working interest of 80% and has 20% non-operated working interest in Block Shaikan.
In Cameroon we have signed an SPA with Tullow Oil for a 40% non-operated interest in Ngosso block at the end of 2007. Completion is subject to the Cameroonian Government's approval.

Refining and Marketing Overview

Operating profit up 12% in USD-terms, but stable in HUF-terms

Refining and Marketing operating profit increased by 12% in USD-terms to USD 935.4 mn in 2007, but remained almost stable at HUF 171.9 bn (down by a mere 1.9% year-on-year). Higher sales volumes, favourable crack-spreads and efficiency improvements compensated the negative impact of the weakening of US dollar against local currencies to a large extent.

Outstanding efficiency maintained

As in the previous years, our top ranking position amongst European downstream players was maintained throughout 2007. A key driver of our outstanding downstream performance is the high-quality refining and logistics asset base. The strategic and disciplined deployment of leading edge technologies enable us to convert heavier, sour crudes

(92% of the crude supply in 2007) into a portfolio of highly marketable motor fuel products with lowest possible residue production. The supply chain optimization driven by the 'from-crude-to-plastics' concept throughout the entire value chain combined with the outstanding logistic networks largely contributed to our success.

Growth strategy successfully pursued

Growth strategy initiatives have been successfully pursued. For organic capabilities, a large-scale vacuum gas oil hydrocrack project package in Duna Refinery was launched in May 2007 to leverage on the growing middle distillate demand in our core markets. For inorganic capabilities, the Italian IES and the Croatian Tifon companies have been acquired in Q4 2007. For stretching into attractive new markets, long-term agreements with the Czech energy company CEZ have been concluded.

Dieselization shapes organic development

The growth of world demand for middle distillates (diesel, jet, heating oil) is expected to significantly outpace other products in the oil barrel for the next years. While the diesel deficit in Europe was estimated over 15 Mt in 2007, the gap is projected to grow further according to IEA. Current diesel deficit in the CEE region is also forecast to grow to 11 Mt, in line with these expectations. The growing demand offered a sound business opportunity for us.

Large-scale hydrocrack project to meet growing demand

To capture the emerging diesel growth, the implementation of a large-scale conversion (hydrocrack) package in the Duna Refinery has been launched. The pack has three main levers. Crude oil processing capacity will be revamped by 1.3 Mtpa to ensure the processing of higher quantities of REB type crudes. A grass-root new VGO Hydrocrack plant of 1.5 Mtpa capacity will be constructed to increase the refinery conversion level. Parallel to these, the existing Delayed Coker unit will have to be upgraded with an incremental 0.3 Mtpa capacity to process the residues. Capital expenditures for the investment are estimated at around EUR 300 mn. The package is expected to provide additional 1.3 Mtpa middle distillate production thus elevating gas and heating oil yield from current 44% to 53% by 2011.

IES acquisition...

The implementation of non-organic growth strategy continued with the acquisition of the 100% share in Italiana Energia e Servici (IES), an oil refining and marketing company as of 15 November 2007. IES owns the Mantova refinery with 2.6 Mtpa capacity and has a network of 176 retail stations. The refinery, similarly to our existing assets, is a pipeline-supplied, landlocked refinery with high complexity (NCI of 8.4) and produces good quality products at favourable product slates (middle distillate yield of 46%) from heavy crude oil.

...reaching new markets and building on current strengths

The new entity is located in the highly-motorized hub of North-East Italy. The transaction provides an excellent opportunity to reach out and expand our downstream activities into North-East Italy, Austria and Switzerland, adjacent to our current focus markets. The high-demand location will secure market channels beyond our local production also for volumes of INA refineries on the mid-run. We will improve the efficiency of the current operation by intensive transfer of our proven know-how and techniques in crude processing, refinery modernization and product marketing. The refinery will undergo an investment program of EUR 145 mn in 2008 focusing on gas oil desulfurization and related environmental expectations. We continue to explore the possibility of elevating processing capacity and residue conversion level, while expanding our captive markets through the profitable retail channel in Italy.

Tifon – expansion of retail network

We purchased 100% of Tifon, a fuel retail and wholesale company in Croatia as of 31 October 2007. Tifon, a respected fuel retailer, currently owns and operates a premium network of 35 well positioned fuel stations all over in Croatia. Tifon is the fourth largest fuel wholesaler with 8% market coverage in Croatia and its retail market share was 7% at the end of 2007. In addition, the company has more than 20 premium site deveIeopment projects under implementation, expected to be finished within the next two years.

With the transaction we made a further step to reach our retail strategic goals in the North-Adriatic region. We aim to raise network porfitability by improving Customer Value Proposition as well as by introducing efficient network management practicies for stringent cost-control.

JV with CEZ – entry into the electricity market

We created a strategic alliance and signed a joint venture agreement with CEZ energy company to create a joint gas-fired power and heat generation business in Central and South Eastern Europe, including Slovakia, Hungary, Croatia and Slovenia. The cooperation with CEZ provides an entry into a highly attractive regional electricity market with additional growth opportunities with a reputable partner. Our partnership also enhances our energy security of supply, increases our refinery efficiency and complexity and provides significant synergy opportunities.

The first major investment is the construction of two combined cycle gas turbine power plants (with 800MW capacity each) fuelled primarily by gas and also by refinery residuals at the Bratislava and Duna refinery sites. In addition, in Bratislava, the current thermal plant will be modernized and its capacity increased to 160MW. The expected investment by the parties in both projects will be approximately EUR 1.4 bn and the first year of operation is scheduled for 2013-14. This is an important step in cost effective steam and power supply while increasing the complexity of the refineries.

Refinery throughput up 6%

In 2007, we processed 13.3 Mt of crude oil, compared to 12.5 Mt in the previous year (an increase of 6.1%) supported by the smooth operation of our refineries. The Hungarian processing volume was 7.0 Mt in 2007, increased of 2.3% compared to 2006. The proportion of Hungarian crude oil processed at the Duna Refinery continued to fall in line with the trend seen in previous years, accounting for 11.4% (12.4% in 2006), while the volume of imported crude oil processed was higher by 3.5% than at base. Slovnaft processed 6.0 Mt of imported crude oil representing growth of 5.6% in comparison with 2006. The consolidation of IES boosted throughput by 0.3 Mt in Q4 2007.

Refinery sales up 8%

Aggregate product sales volumes were 13.1 Mt (including sales of LPG and gas products, but excluding the chemical raw materials sold to the Petrochemical segment), compared to 12.1 Mt in 2006. The consolidation of IES added 0.3 Mt to our refined product sales volumes in Q4 2007. We focused on our key markets in order to achieve our objective of profit optimization.

Leading position in our home markets maintained

Our Hungarian refinery product sales increased by 0.1 Mt to 4.9 Mt in 2007. We managed to increase sales of higher value products such as diesel (by 4%) and gasoline (by 3.5%) in 2007 year-on-year. Our sales in Slovakia increased by 4% (0.1 Mt), also supported mainly by higher diesel volumes and increase in gasoline sales by 9 %.

Growing exports

Our exports increased from 5.8 Mt to 6.7 Mt mainly due to the higher gas and heating oil, gasoline and bitumen exports (up by 13% (0.4

Mt), by 8% (0.1 Mt) and by 134% (0.2 Mt), respectively) partially supported by the acquisitions of IES and Tifon in Q4 2007.

Demand remained healthy, above 6% growth

In spite of the increase of crude oil and international product quoted prices, the demand for motor fuels in the regional market increased further significantly by over 6% due to fast economic growth. Within motor fuels the demand for gasoline increased to a small extent, while consumption of diesel increased significantly, due to higher need for transportation driven by infrastructural investments and due to spread of diesel-engine passenger cars. MOL has successfully maintained its position on the regional market.

Hungarian motor fuel consumption grew by 4%

Motor fuel consumption increased in Hungary by more than 4% boosted by households, despite the austerity measures and moderate economic growth. Road transportation increased by 17% y-o-y on the basis of freight ton kilometres, while public sector fuel demand was cut back in 2007. We continued to maintain our strong position in the motor fuel wholesale market in 2007 driven by efficient commercial work and excellent product quality. Our sales increased in line with the growth in the market: motor gasoline sales increased by 3.5% and diesel by 4.2%. We have launched motor gasoline with minimum 4.4% (v/v) renewing fuel component content in Hungary as of 1st of July 2007. The introduction of motor gasoline with bio-ethanol content took place successfully. Since the end of 2007 we have also exclusively been distributing diesel with 4.4% (v/v) biodiesel content in Hungary.

Slovakian motor fuel demand up 6%

In Slovakia the motor gasoline consumption increased by 2%. Despite expansion of hypermarket filling stations, we could increase our market share in 2007 with sales increasing by more than 9% due to commercial work. Demand for diesel increased by more than 8% and our sales increased by 7%.

But bitumen demand in our core markets declined

Several infrastructural investments and highway construction projects were completed or arrived into a final phase before 2007, which had a significant impact on the bitumen market. The Hungarian consumption dropped by 45%. Our bitumen market share declined slightly to 71%. The Slovakian market declined by 25% compared to the previous year, but Slovnaft could increase its market share up to 65%.

Higher LPG market shares

We could improve both our wholesale and retail market shares in LPG in Hungary, despite decreasing demand on milder weather. Our wholesale market share increased from 76% of 2006 to 79% in 2007, while our retail market share improved marginally from 22% to 23%. In Slovakia the introduction of selling autogas through Slovnaft's filling station network continued through 95 filling stations at the end of 2007 compared to 84 in 2006. The number of our autogas sales sites was in Hungary 151, down by 4 sites from 2006.

Petchem feedstock volume was up 8%

In 2007, the total transferred volume to Petrochemical segment increased by 200 kt to 2,700 kt in 2007. Out of this, naphtha amounted to 1,994 kt and chemical gasoil was 203 kt (1,841 kt and 158 kt, respectively, in 2006). In 2007, our Petrochemical segment supplied 630 kt of by-products to our Refining and Marketing segment for further processing.

Retail network performance and customer satisfaction improved

We achieved considerable improvement in general brand perception through increasing customer satisfaction by 4% in our mature markets, Hungary, Slovakia and Romania. Customers rated fuel quality, general appearance of the filling station and the politeness of service with the same improving perception. MOL is viewed as the innovative, quality leader on most of our markets, which provide a good basis for generating solid returns on our investments. There is

an ongoing knowledge-transfer and integration practice within retail to transfer key know-how from mature markets to new acquisitions (more than 200 retail outlets in 2007 from Tifon and IES) to quickly exploit synergies.

Stable retail volumes in Hungary

Hungarian retail sales (excluding LPG) remained stable (1.3% decrease in our gasoline sales was offset by the 0.9% increase in diesel sales), while the average throughput per site showed a 1.4% decrease in 2007 year-on-year. Our retail market share decreased by 1.6% to 36.7% (33.9% in gasoline and 39.7% in diesel), according to the Hungarian Oil Association (MÁSZ) in 2007. This was primarily due to the intensive growth of the hypermarkets and entrance of the new players into the market. Our shop sales increased by 12% while our card fuel sales decreased by 3.9% in 2007 year-on-year.

Throughput per site: up 13% in Slovakia...

We increased the average throughput per site by 13% in 2007, as a result of our continued efficiency improvement program in Slovakia. Based on the data of the SAPPO, our market share in Slovakia remained stable at 38.5% in gasoline and 41% in diesel.

... and up 8% in Romania

Our fuel sales in Romania decreased by 2.9%, due to the decrease in size of our network. We disposed of the 30 least competent filling stations, while we purchased only 11 in the deal with Petrom S.A. in 31 October 2006 and opened two filling stations in 2007. As a result, we had a temporary decrease in the sales volume, but we managed to increase the throughput per site by 7.8%. Our Romanian retail market share almost remained stable at 12.8%. Our shop sales in Romania are not comparable to the 2006 figure, due to change in the operational model.

By executing our strategy to expand our network, fuel sales in Serbia doubled to 49.3 million litres in 2007.

Close to 1000 petrol stations

At year end we had 994 petrol stations, including 357 in our main market of Hungary, 209 in Slovakia after the closure due to efficiency increase 122 in Romania, and 30 in the Czech Republic. We acquired Tifon d.o.o. with 35 petrol stations in Croatia as of 31st October 2007. Furthermore, we acquired IES in mid-November 2007 with 176 retail stations in Italy.

Petrochemicals Overview

Highest ever operating profit (+ 76% y-o-y)

The Petrochemical segment achieved its highest ever annual operating profit of HUF 40.9 bn in 2007 (up 76% from HUF 23.3 bn in 2006). The outstanding profit was mainly driven by all-time high production and sales volumes, improving internal operational efficiency, as well as the favourable trends in raw material and product markets characterising almost the whole year of 2007.

Record production volumes

Both monomer and polymer production increased significantly by 12% and 9% in 2007 compared to the previous year. The high capacity utilisation of new Steam Cracker continuously surpassing its nominal capacity in 2007, led to the highest ever ethylene production (870 kt). The high capacity utilisation of the new HDPE and PP units contributed to the highest ever polymer production (above 1.2 Mt).

7% increase in polymer sales volumes

Polymer sales volume improved by 7% compared to previous year, due to smooth and efficient operations and a positive market environment. The growth was the most significant in case of HDPE (+12%) and PP (+7%) products, mainly due to the higher capacity utilisation of the new HDPE and PP plants.

There was also a change in the structure of the polymer sales the ratio of HDPE grew to 33%, that of PP to 45% and LDPE the remaining 22%.

Both Hungarian and Slovakian sales volumes increased by each 12 kt compared to the previous year. The ratio of polymer export sales increased further, reflecting the improving commercial efficiency. We increased our sales mainly in the Czech, Austrian, German, Polish, and Italian markets.

Favorable integrated petrochemical margin

Almost the whole year of 2007 was characterised by favourable trends in raw material and product markets. The integrated petrochemical margin indicating the profit generating capability of the industry grew by 7.0% in EUR-terms year-on-year in 2007. In 2007, polyethylene (PE) quoted prices increased by 8-10%, and polypropylene (PP) quotations by 6-7% year-on-year, while naphtha quotations increased by 10% in EUR-terms. A weaker exchange rate against USD compare to the previous year had a positive effect on the integrated margin.

Natural Gas Overview

Close to base level operating profit reflecting the performance of gas transmission (FGSZ Zrt.)

The Natural Gas segment reported an operating profit of HUF 38.7 bn in 2007 compared to an operating profit of HUF 111.6 bn in 2006. The 2007 profit is not comparable to the basis, as Operating profit of the gas segment in 2006 included a one-off gain and the profit of HUF 74.0 bn on the sale of gas subsidiaries (MOL Földgázellátó Zrt. and MOL Földgáztároló Zrt.) to E.ON on March 31st, 2006.

The profit of the gas business adjusted for the different operational conditions of the two periods and for the one-off gains from divestment of the gas business reflects the profit of FGSZ Földgázszállító Zrt (FGSZ Zrt., previously called as MOL Földgázszállító Zrt.) in 2007. The storage business, which MOL re-entered in Q1 2007 by purchasing shares in MMBF Zrt.(previously called as MSZKSZ Zrt.) and the gas trading subsidiary MOL Energiakereskedő Kft. have very limited contribution to the overall operating profit of the gas segment at this stage.

FGSZ Zrt. operating profit remained stable

IFRS operating profit of FGSZ Zrt. remained stable at HUF 30.9 bn in 2007. Several factors influenced the operating profit of the domestic gas transmission: HUF 2.1 bn revenue was realized from the excess capacity fee invoiced to the players on the Hungarian market in 2006 but not in 2007 due to legal changes. Regulated revenues from Hungarian transmission increased by HUF 0.5 bn year-on-year to HUF 55.1 bn in 2007, as the regular tariff correction offset the negative impact of the 13.4% transmission volumes decrease caused by mild weather conditions.

The non-regulated transit natural gas transmission revenue decreased by 3.8% (to HUF 13.9 bn) compared to 2006. While transited natural gas volume remained stable, unfavorable forex rate changes deteriorated, gas prices and change of contractual conditions fuelled the growth of the transit fee.

The profit impact of reducing revenues was compensated by the 5.4% decrease in operating costs (without COGS and subcontractor performances). Within this, the natural gas cost used for operational

purposes – mainly for compressors – showed saving of 25.6% as a consequence of the 15.5% volume decrease.

Capacity expansion – new pipeline construction

FGSZ Zrt. has already started the expansion of the Hungarian import pipeline capacity by 30 Mm^3/day, delivering gas to Hungary and the region from Q3 2009. Total CAPEX for the project is HUF 69 bn. The enlarged import capacity will give an opportunity to fulfill the future domestic demand and allow us to access gas stocks of the strategic storage in the future. In addition, it will enable us to enjoy a more pro-active role in future natural gas transmission businesses.

Strategic and commercial storage

We are again an active participant in the gas storage business through MMBF Zrt. (66.3% subsidiary of MOL). The MMBF Zrt. started the establishment of the underground gas storage facility with a strategic mobile capacity of 1.2 bcm and 0.7 bcm commercial capacities from a producing reservoir, Szőreg-1. The development, operated by MOL Nyrt. is proceeding according to schedule. The CAPEX estimated at HUF 150 bn, including the HUF 67 bn purchase price of the reservoir which has been sold by MOL to MMBF Zrt. The present infrastructure already enables MMBF to provide strategic gas storage services starting from January, 2008 whereas the whole development is expected to be completed by 2010.

Corporate and other segment overview

HUF 9.8 bn operating profit improvement (excluding one-off items)

Corporate and other operating profit of HUF 26.4 bn in 2007 includes a one-off gain of HUF 14.4 bn on the acquisition of a 42.25% minority interest in TVK, as a result of the excess of book value of the minority interest acquired over the consideration. It also includes subsequent settlement of HUF 44.3 bn from E.ON in connection with the sale of gas business, of which HUF 17.4 bn was recorded as a revenue in Q3 2007 and a further HUF 26.9 bn expected to be paid in Q1 2008.

Additional differences between the profits of the two periods are explained by certain non-recurring items, such as penalties paid and / or provided for at Slovnaft in 2006, or the gain on sale of Klingerova Kolónia (HUF 1.6 bn) a Slovnaft real estate in 2007, and lower project costs due to the difference in project scope between the two years.

Financial results

Net financial expense declined by HUF 21 bn

The net financial expense of HUF 16.6 bn was recorded in 2007 (compared to HUF 37.6 bn in 2006). Interest payable was HUF 16.9 bn in 2007 (HUF 13.4 bn in 2006) and interest received amounted to HUF 13.4 bn in 2007 (HUF 13.2 bn in 2006). A foreign exchange gain of HUF 7.6 bn has been recognised in 2007 compared to a foreign exchange loss of HUF 20.8 bn in 2006. The fair valuation expense on the conversion option embedded in the capital security issued in the monetization of treasury shares by Magnolia Finance Ltd. was HUF 13.0 bn (HUF 14.1 bn in 2006).

Income from associates

INA contributed net HUF 5.1 bn

Income from associates was HUF 5.3 bn, including contribution of HUF 5.1 bn from INA in 2007 as compared with HUF 4.4 bn in 2006 (net of additional depreciation on assets revalued to their fair value).

Profit before Taxation

As a result of the above-mentioned items, the Group's profit before taxation in 2007 was HUF 344.3 bn, compared to HUF 377.1 bn in 2006.

Taxation

Local trade tax & innovation fee were reclassified

Corporate tax expense (including local trade tax and innovation fees which have been reclassified from operating expenses in both periods) increased by HUF 42.2 bn to HUF 81.9 bn in 2007, primarily as a result of the current tax expense of MOL Nyrt. compared to the previous year's figure, which reflects MOL Nyrt.'s tax holiday. The different IFRS and tax treatment of the share repurchase option with BNP (treated as a derivative instrument for tax purposes on which a significant taxable gain has been realized in FY 2007) added HUF 7.1 bn to our tax expense. Furthermore the non-realised expense on the conversion option of our capital securities issued by Magnolia Finance Ltd. did not affect our tax base. The current tax expense is the result of the contribution of MOL Nyrt. (16% corporate tax and 4% solidarity surplus tax), Slovnaft a.s. (19% corporate tax rate) and TVK Nyrt. (16%+4%), of HUF 48.3 bn, HUF 12.0 bn and HUF 5.4 bn respectively, as well as the corporate tax payable on the profit of the ZMB joint venture (HUF 6.5 bn) and the corporate tax expense of the other subsidiaries.

Cash flow

Consolidated Cash Flow	2007 (HUF mn)	2006 (HUF mn)
Net cash provided by operating activities	315,506	529,508
of which movements in working capital	(61,511)	101,150
Net cash provided by/(used in) investing activities	(336,978)	111,669
Net cash used in financing activities	(245,951)	(287,481)
Net increase/(decrease) in cash equivalents	(267,423)	353,696

Operating cash flow down 40% mainly due to working capital increase

Operating cash flow in 2007 was HUF 315.5 bn, a 40% decrease compared to 2006. Operating cash flow before movements in working capital decreased by 4% compared to 2006. The change in working capital position decreased funds by HUF 61.5 bn, arising from an increase in inventories of HUF 86.0 bn, trade receivables of HUF 36.8 bn, other receivables of HUF 2.2 bn, trade payables of HUF 74.8 bn accompanied by a decrease in other payables of HUF 11.3 bn. Corporate taxes paid amounted to HUF 69.5 bn, relating to a cash outflow from the income taxes of MOL, Slovnaft and ZMB project companies.

Acquisitions boosted net cash used in investing activities

Net cash used in investing activities was HUF 337.0 bn compared with net cash of HUF 111.7 bn provided in 2006. The cash outflow of the current period reflects the combined effect of the consideration paid for the acquisition of the minority interest of TVK, the second installment paid for the acquisition of BaiTex LLC, the consideration paid for IES, Tifon and Energopetrol as well as the net settlements of post-closing purchase price adjustment on sale of MOL Földgázellátó Zrt. to E.ON Ruhrgas International AG. The comparative figure for FY 2006 contains the consideration for gas subsidiaries (Wholesale and Storage) received at the time of closing the transaction and acquisition of BaiTex LLC.

Net financing cash outflows on capital structure optimisation

Net financing cash outflows amounted to HUF 246.0 bn, mainly as a result of the repurchase of treasury shares as part of our capital structure optimization program, our dividend payment and HUF 335.9 bn net drawn down of long-term debt while the comparative figure of 2006 contained the result of the issuance of the perpetual exchangeable capital securities by the fully consolidated Magnolia, repurchase of treasury shares and HUF 176.5 bn net repayment of long-term debt

Funding overview

63% EUR-denominated debt

MOL Group's total debt increased from HUF 211.9 bn at year-end 2006 to HUF 636.3 bn at 31 December 2007. The currency composition of total debt was 63% EUR, 35% USD, 2% HUF and other currency as of 31 December 2007. Our net debt amounted to HUF 506.5 bn at the end of 2007.

Gearing ratio reached 35.6%

Our gearing ratio (net debt to the sum of net debt and total equity) was 35.6% at 31 December 2007.

Syndicated loans

The main pillars of the funding were the EUR 2.1 bn syndicated loan facility signed in October 2007, the EUR 825 mn syndicated loan facility, the 700 mn syndicated loan facility and the EUR 750 mn Eurobonds with a BBB- investment grade credit rating issued by MOL in September 2005. The EUR 2.1 bn facility is the largest ever Euroloan transaction for MOL which clearly shows the success of the company's financial strength and excellent operational outlook, as well as the high level of support from MOL's relationship banks in spite of the global credit market difficulties. The proceeds of the facility will be used for general corporate purposes (including acquisitions).

Risk management

Enterprise Risk Management

In the past two years MOL Group has significantly widened its existing risk management practice and enhanced the risk awareness culture across the whole organization through the implementation of Enterprise Risk Management (ERM) framework.

Enhanced risk culture

A core initiative of the ERM concept is to measure, manage and report different classes of risks (financial, operational and strategic) based on a common methodology and on consolidated basis. The ERM process identifies the possible risks and so enhances the risk awareness culture and discovers risk-return attributes of the whole group, business units and projects. Quantification of risks enables the company to choose the right risk mitigation tools in line with a defined "risk appetite" of the company. ERM helps strategic planning by facilitating the alignment of MOL's strategic goals with its risk appetite. ERM is a perfect tool to build a business portfolio with optimized risk-return characteristics via using results of risk quantification in budgeting/CAPEX allocation.

State-of-the-art quantification methodology

ERM includes the following key elements:

- Identification of events and key risk drivers possibly effecting the earnings of MOL group in each business unit, quantification of probabilities and impact metrics to calculate the magnitude of this effect (using Cash Flow @ Risk approach)
- Regular reports about the results (including the risk mitigation proposals elaborated with the Business Units, results of these actions) to the Board of Directors, the Finance & Risk Management Committee Executive Board, and to the Management of Business Units
- Integration of the results into key decision making processes (i.e. strategic review, capital allocation, risk-return impact of particular business decisions)

Comprehensive approach in risk management

The key risk factors are identified in the Enterprise Risk Management model. It quantifies the financial, operational and strategic risks on a group level considering the portfolio effects.

Basically, the model uses the Monte Carlo approach that has been successfully applied so far in Financial Risk Management. As a result, different risk-return attributes can be evaluated for the whole group and for the different Business Units and these are used in making decisions on a Group level basis.

Risk outputs integrated into decision making

Financial risk outputs are already being updated on a monthly basis based on actual market data. In ERM, the operational and strategic risks will also be continually reviewed in line with recent changes in the technical, economic, geological and political environment. MOL will continue to prepare monthly reports on financial risks to the top management, while the full risk report including operational and strategic risks will be compiled quarterly for the Finance and Risk Management Committee and the Managing Directors of Business Units. Each report will contain proposals on mitigation actions together with interim reports on the status of actions taken by the concerned Business Units

Capital expenditure program

MOL Group CAPEX	2007 (HUF mn)	2006 (HUF mn)
Exploration and Production	56,691	79,639
Refining and Marketing*	206,400	74,808
Natural Gas	28,823	13,111
Petrochemicals	7,032	8,923
Corporate and other	64,454	10,731
Total	**363,400**	**187,212**

* Including Refining & Marketing, Retail and Lubricants segments

Almost doubling CAPEX on acquisitions

Our Group capital expenditures (CAPEX) including exploration costs increased from HUF 187.2 bn in 2006 to HUF 363.4 bn in 2007 primarily due to higher acquisition spending. We increased our share in TVK Nyrt., purchased an Italian refinery and a retail network in Croatia, and extended interests in Russia.

Exploration & Production CAPEX down HUF 23.0bn

In 2007, Exploration and Production segment spent HUF 16.4 bn on exploration activities, compared to HUF 13.3 bn in the previous year. HUF 17.2 bn was spent on domestic production projects at previously explored fields, compared to HUF 17.9 bn in 2006. Within the project program, company developed previously explored fields, continued the implementation of hydrocarbon production intensification programs and maintained the technical level of production facilities.

Concerning international exploration and production projects, capital expenditures decreased by HUF 23.0 bn, from HUF 51.6 bn in 2006, mainly due to the smaller volume of acquisition activities. CAPEX contains the amounts spent, irrelevant whether it is expensed or capitalized, therefore does not contain capitalized FX differences.

Refining & Marketing CAPEX up 176%

Refining and Marketing segment expenditures increased by HUF 131.6 bn (up 176%) to HUF 206.4 bn in 2007. The amount contains CAPEX commitments, and does not contain capitalized FX differences. This segment consists of following businesses:

- **Refining and Marketing Business** expenditures were HUF 106.6 bn higher at HUF 170.6 bn in 2007 compared to the previous year. It is a combined result of the Italian Refinery acquisition (IES: HUF 121.6 bn) and lower implementation value of the Refinery projects (by HUF – 19.8 bn compared to previous year) due to completion of main projects in 2006 (Steam system intensification; Expanding MSA plant) and higher volume of periodical maintenance works in the previous year. In 2007 MOL implemented several logistics projects in the Refining and Marketing Division in order to ensure reliable operation of the pipeline system and logistics depots. Completion of these projects will ensure compliance with stringent authority and environmental requirements.
- In the **Retail Business**, capital expenditures increased to HUF 35.2 bn compared to HUF 10.5 bn in 2006 mainly due to the South Region's (MOL) acquisitions in Croatia and Bosnia in 2007. (Tifon: HUF 16.9 bn; Bosnia: HUF 4.6 bn).
- In case of **Lubricant Business** the capital expenditures increased by 55% to the previous year due to the higher volume of sales and production development.

Natural gas segment CAPEX up 120%

In the **Natural Gas segment,** capital expenditures were at HUF 28.8 bn, which HUF 15.7 bn higher than in 2006 as a consequence of MMBF Zrt. Investment (storage activities added to the Natural Gas segment in December 2007) and two key projects with high capital expenditures implemented in 2007 (Pilisvörösvár-Százhalombatta DN800 PN64; Increasing import capacity).

Petrochemicals segment CAPEX down 21%

Capital expenditures in the **Petrochemical segment** decreased by HUF 1.9 bn compared to 2006 due to the completion of the Strategic Development projects at TVK and Slovnaft in previous years that were followed by smaller maintenance type works.

Corporate & Other segment CAPEX up HUF 53.7bn

Capital expenditures of the **Corporate and Other segment** increased by HUF 53.7 bn year-on year to HUF 64.5 bn in 2007, mainly driven by acquisition spending (TVK: HUF 50.2 bn; MMBF: HUF 3.0 bn). In addition HUF 5.8 bn were spent on the further development of our Group information system and HUF 2.8 bn on the property maintenance.

Strategy

Our stated strategic goal is to maximise the potential from growth in "New Europe" while providing superior returns. Drawing on our disciplined transaction track record and proven transformation and integration skills, we continue to develop the group with a focus on growth and efficiency, while at the same time closely managing risk at the group level.

15% ROACE target

Predominantly we focus on achieving the return target of 15% ROACE (NOPLAT based) on the group level. In addition to organic

developments we seek for acquisitions as well as partnerships to reach our return target. Our group ROACE excluding one-off items was 19% in 2007, well above the target.

Partnerships to add value

In order to achieve the strategic targets we actively seek strategic partnership opportunities and partners with complementary skills providing added value for the whole group or the different businesses. In 2007 we established a strategic cooperation with CEZ, the Czech energy provider, focusing on gas-fired power generation opportunities in Central and South Eastern Europe, including Slovakia, Hungary, Croatia and Slovenia. This strategic alliance with CEZ will provide an entry into the highly attractive regional electricity market and it will also enhance the energy integration of our refineries.

Furthermore, we signed a strategic co-operation agreement with Oman Oil Company in Q1 2008, which could provide us significant growth potential in upstream and downstream businesses in the Middle-East, Central Asia and in other regions thus creating further value for the shareholders.

We initiated to establish a joint transmission company to operate an integrated Central and South-East European gas pipeline network. The new company would have one of the longest gas pipeline networks in Europe (27,000km) and would be well positioned to leverage international capital markets to finance major projects. Consumers would also enjoy the benefits of an integrated platform for gas supply and a greater overall security of supply.

Dividend payout ratio of 40%

Our Board intends to increase the dividend payout ratio towards 40% of normalised earnings from 2008, depending on investment opportunities.

Organic EBITDA target of USD 2.9bn by 2011

Excluding any future M&A activity, the company is targeting Group EBITDA of USD 2.9 billion in the year of 2011, representing a compound annual average growth of 6.5% between 2006 and 2011 (based on the 2006 macro environment). We estimate that its organic capital expenditure will be approximately USD 5.3 billion between 2007 and 2010.

Exploration & Production targets

As a result of our organic projects, total hydrocarbon production is expected at 110-120 Mboe/day by 2011. In Hungary our main goal is to moderate the decline of production and to keep the top-European efficiency in terms of unit costs. To achieve this, we intend to work our exploration acreage in a more intensive way, putting ever harder emphasis on partnerships, but at the same time we continuously develop our newly discovered fields as well as work on new projects – exploiting a period of high hydrocarbon prices – which all aim to enhance the brownfield potential of some of its oil and gas fields through enhanced or improved hydrocarbon recovery methods (EOR/IOR/EGR).

In international arena we continue the development of the previously acquired Russian assets and the already discovered Pakistani reserves. We carry out exploration activities in a growing number of countries. Finally, we intend to develop a stronger, balanced portfolio through acquisitions with significant upside opportunities at appropriate geologic and technical risk level.

Refining & Marketing targets

Our aim is to maintain our efficiency leadership of our Refining & Marketing segment and leverage it to new growth markets. Organic projects, including the Hydrocrack project at Duna Refinery, is expected to boost refinery capacity to 310,000 barrels per day, while the acquisition of Italian IES added further 52,400 barrels per day.

The Hydrocracker project in Duna Refinery is expected to improve EBITDA by approximately USD 150 mn per year starting in 2011 (based on 2006 macro environment), raising gas and heating oil yields of our group from 44% in 2006 to 53% in 2011. The CAPEX budget is very competitive at EUR 300 mn, as a result of our existing high complexity asset base.

We target an efficient group retail network within its refineries' supply radius. The acquisition of Italian IES and Croatian Tifon in Q4 2007 added 176 and 35 stations respectively, raising the total number of petrol stations to 994 by the end of 2007.

We actively investigate further value creative acquisition and/or partnership opportunities in both refining/marketing and retail businesses, especially in the high growth Central European region. We also seek selectively M&A opportunities in the Mediterranean and CIS regions.

Petrochemical targets

Our aim is to strengthen its traditional niche market position on Western markets, while developing its presence in strategic Eastern growth markets. The TVK-Slovnaft petrochemicals merger will further improve the already cost effective operations.

The capacity of our ethylene plants is planned to increase to 870 kt, while polymer capacity expected to reach 1.3 mn tonnes per annum through the cost effective intensification of TVK units, revamp of Slovnaft's ethylene cracker and replacement of LDPE unit by 2012.

Natural gas targets

We see significant profit upside in gas storage business. The first project with a 1.2 bcm strategic and 0.7 bcm commercial storage capacities are expected to start operation in 2010.

The international gas transit volume is expected to double by 2011 as a result of building pipeline connections to the neighbouring Croatia and Romania. The import capacity extension project will open the way for further regional transit opportunities.

Corporate Values

Sustainable Development

For MOL Group, Sustainable Development means a corporate commitment to the balanced integration of economic, environmental and social factors into our everyday business operations to maximise long-term stakeholder value and to safeguard our "licence to operate".

Our goal is to become a company with an exemplary record in every field of our operations, to promote a systemic approach within the company which transcends local issues to result in thought and action on an international scale serving efficient and sustainable corporate operations. In order to achieve this objective, we aim to integrate the three pillars of Sustainable Development – social, environmental and economic – in equal measure, into our corporate strategy and all operational activities.

Strategic initiatives and action plan

In its business strategy, MOL Group announced its commitment to sustainable development. To support this ambitious commitment, in 2007, seven Group-level strategic SD initiatives were identified, to be implemented by 2010, based on key areas identified during the first Company sustainability screening exercise. These initiatives, with precisely measurable targets, covering 25 topics such as climate change, product stewardship and the need to attract talented recruits, embrace all of the Company's activities and are indeed considered to be "key success factors" in the achievement of our strategic corporate business objectives. "Strategy" implies action; therefore MOL Group Business and Functional Units have developed almost 100 projects that will bring the Company closer to its long-term goal: sustainable operations.

Social Investments

New Europe Foundation

The New Europe Foundation, a public utility organisation has been managing a significant number of charitable programmes since its foundation in 2006, in a transparent and structured way.

The Foundation puts a special emphasis on programmes related to young talent support and children's health. Under the slogan "May I help?" two programmes were established, the Talent Support and Child Healing programmes. Thanks to these two initiatives, 127 talented young sportsmen and women and 56 young artists received a total of HUF more than 41 million as financial support in 2007. Under the auspices of the Child Healing programme, 31 paediatric organisations offering rehabilitation programmes to chronically ill children were granted a total of almost HUF 38 million.

The programme was introduced in Romania and Slovakia from 2007 and the overwhelming number of applications demonstrates its success in the region.

Green Belt Programme

Step by step we motivate local communities to plant and cultivate green areas through the regional environmental programme of MOL Group. It was first launched in 2005 in co-operation with the Environmental Partnership Foundations. Within the framework of this project – operating on a tender-system, highly observing the principle of transparency -- by the end of 2006, in Hungary alone 13 communities had the chance to develop green areas, with the help of hundreds of voluntary workers.

Having seen the positive results and success of the programme, the partners decided to continue their co-operation in the countries where MOL Group is present, and in 2006 we announced the scheme again

under the name "Green Belt Programme". Its aim is to contribute to the creation and redevelopment of local green areas with the support of foundations which co-operate with local schools. From approximately 200 applications, 33 were granted financial support in 2007. At the end of 2007, a new tender was invited whose results were announced in March 2008."

Based on our experiences we can say that as a special feature, this programme has an added value, meaning that the benefit of a project is 3-4 times more than the actual donation we provide to a community. We have also gradually increased the amount of support in each country, year by year.

To reward the most successful applicants, MOL founded the MOL Green Belt Award in 2007, which was handed over to the local community (Mihálygergéért Alapítvány) which created the most beautiful and environmentally friendly green area in the most efficient way.

Health, safety and environmental protection

Key performance indicators

In 2007, MOL Group took a great leap forward again in decreasing the number of work related injuries among its employees: the number of Lost Time Injuries (LTI), used as one of our key performance indicator, dropped to 37 from 58 in 2006. This means a nearly equivalent drop in relative terms as well: the frequency of LTI cases measured against one million worked hours (LTIF) diminished to 1.52 from 2.2 reaching the lowest ever level well below our target for 2007 (LTIF should not exceed 1.8). This aligns with the ambitious strategic goal of targeting LTIF to be at least 1.0 by 2008, achieving excellent results compared to industry practice.
2007 was also the year we introduced leading indicators, as tools for proactively focusing on prevention of events.

Fortunately, there were not any work related fatalities among our own staff or contractors. However, a serious injury hurt one of our employees irrevocably, and we regret to report that two 3rd party individuals passed away in road accidents where Slovnaft Trans' tank cars were involved.

STEP programme

2007 was the first year of the workplace health promotion programme called 'Take a STEP for your health' launched to provide additional medical screenings beyond the legal requirements, preparing individual health plans to employees on a voluntary basis. The programme also includes health promotion actions like physical exercises, stress management and providing healthy food at the workplace. In the first year, almost 1000 employees seized the opportunity to ask for an individual health plan, and more than 2000 medical screenings were conducted.

Health promotion through physical exercise focused mainly on the implementation of local initiatives; sports opportunities of local communities were sponsored primarily through offering various season's tickets for sport facilities. As a result of the internal competition, approximately 3000 employees got access to different sports at discounted rates.
Our goal is to achieve 75% participation of MOL Group employees in the health promotion programme by 2010, aiming to provide a possibility of a healthier life-style.

Process Safety Management

One of the most challenging operational safety tasks in 2007 was Group level implementation of a comprehensive Process Safety Management system (PSM).

The basic mission of the new PSM system is the adaptation and implementation of a control system for all our hazardous processes, which is based on international experience and is suitable for managing all key factors, including the human factor.
The Process Safety has several unambiguous benefits including corporate responsibility, business flexibility, risk reduction and sustained value. Business flexibility provides the license to operate and increase business options.

To introduce and develop of PSM system at MOL Group companies, we operate a large, dedicated PS expert network with more than 100 members. As an essential part of successful PSM implementation, we have performed basic PSM trainings including "Train the Trainer" sessions to provide personnel with the appropriate information, tools and understanding to conduct tasks in alignment with process safety needs.
MOL Group PSM Manual was elaborated as basic standard defining requirements valid for all hazardous operations. The Manual describes the management system, responsibilities, PSM element principles and basic requirements necessary for efficient every day work at operations. Our aim is to implement a risk-based approach, addressing all potential hazards along the entire operation.

Human Values

Human values manifest in the Human Resources strategy of MOL Group. The Human Resources strategy intends to support the realization of the objectives of MOL's 2006-2010 Business Strategy relying on the four base pillars (efficiency, growth, control with risk minimisation, capability).

Efficiency

During 2006 we outsourced the majority of HR administration. HR revised its processes as well as the structure of organization in order to provide better quality services more efficiently. HR also carried out the first customer satisfaction survey to be able to constantly evaluate future progress. The revision and development of main tools and key processes started in 2005 and were further developed during the past 2 years as integrated parts of one comprehensive concept, called Annual People Cycle. The cornerstone of it was the reintroduction of the Performance Measurement System (PMS).

Growth

HR focuses on creating sustainable competitive advantage for MOL Group by recruiting talents and managing development of human resources within the organisation in order to achieve the given growth targets. In 2006-2007 Divisional and Group level talent programmes were introduced in order to develop the participants' business and leadership skills and to prepare an internal talent pool for supporting the Group's growth strategy. The newly developed Career Management System aims at supporting the achievement of growth and continuous efficiency improvement via trained, committed and performance-orientated staff.

HR also started to focus on solving the problem of aging Refinery and Upstream work force as well as on the lack of managerial succession, due to current trends in education, student preference and business environment. Revitalizing the Group's relation with higher educational institutions started in 2006 by signing long-term agreements with six outstanding Hungarian universities. Active presence at the campuses helped establishing direct links to students and building up MOL Group as an Employer Brand. As part of a long-term strategy to provide talents for *Freshhh 2007*, our online competition for graduates attracted more than 800 students from 12 countries, while *Growww 2007*, a one-year programme for graduates helped us filling more than 90 job vacancies across all divisions. HR also launched a new

leadership competency model and a 360 degree feedback process in 2007, to facilitate and support feedback about performance.

Control and risk minimisation

In order to control and minimise risk arising from a potential strike situation, HR took a leading role together with the key businesses in renewing Employee Relations and actively managing relationships with trade unions and workers' councils. The most significant achievement on this area was the signing of a three-year-long Collective Agreement in most of the Group companies for 2007-2009.

Capability

The HR organization was restructured during 2007. Three new areas (Employee Relations, Strategic Recruitment and Knowledge Management including University Relations, and Business Development Support) were introduced without increase in headcount. In 2007 HR also introduced a new competency based model and started to roll out a 360 degree feedback to more than 300 managers, based on the model

By introducing the Business Development Support within HR, centralized capabilities are available to back M&A activities and integration efforts.

Future challenges

For 2008-2010 HR defined four key areas to focus on, in order to continue the work started three years ago and to achieve the following strategic objectives and strengthen a merit based culture at MOL Group:

- System approach and feasibility;
- Competency measurement and development;
- Talent attraction and management;
- Internal customer service and efficiency.

2008 will be the first year when all the previously introduced tools are linked together into one integrated system called Annual People Cycle, including:

- the new Performance Measurement System (PMS), that is the focal point of a merit based culture,
- Career Management System and Competency Model as a basis of improving capabilities and efficiency of human resources.
- Further development in the field of recruitment and retention is needed, therefore in 2008
- a Group Level Managerial Talent Program (MTP) starts in cooperation with the University of Bled which provides a mini MBA for 15 high potentials across the Group;
- we continue to work on graduate recruitment, focusing on students with engineering background (Freshhh 2008 and Growww 2008);
- Late 2007 PIMS academy was started in order to secure professional expert level succession in SCM. Intensive assessments in Refining, US and Corporate Services will be delivered during 2008-2009.

Improvements that HR implemented in the system, regarding structure and the knowledge-related areas are key in facing challenges successfully in the forthcoming years. From 2008 till 2010 Human Resources will continue to shape a merit based culture, while focusing on talent attraction and retention, succession and rotation planning, strengthening employer brand and improving career management further.

Statistical code: 10625790-2320-114-01
Company registration number: 01-10-041683

HUF million

Code	Description	Previous year	Adjustments for previous years	Current year
A.	**NON-CURRENT ASSETS**	**1,021,966**	**137**	**1,165,007**
I.	**INTANGIBLE ASSETS**	**15,099**	**14**	**61,838**
1.	Capitalised cost of foundation and restructuring	0	0	0
2.	Capitalised research and development cost	293	0	744
3.	Property rights	1,167	0	1,962
4.	Intellectual property	11,537	14	11,666
5.	Goodwill	2,102	0	47,466
6.	Advances on intellectual property	0	0	0
7.	Revaluation of intangible assets	0	0	0
II.	**PROPERTY, PLANT AND EQUIPMENT**	**350,756**	**123**	**336,196**
1.	Land and building and related property rights	199,601	284	198,449
2.	Plant, machinery and vehicles	102,517	160	95,696
3.	Other equipment, fixtures and vehicles	8,724	3	8,871
4.	Livestock	0	0	0
5.	Assets under construction	39,828	(324)	33,095
6.	Advances on assets under construction	86	0	85
7.	Revaluation of property, plant and equipment	0	0	0
III.	**NON-CURRENT FINANCIAL INVESTMENTS**	**656,111**	**0**	**766,973**
1.	Long-term investments	572,100	0	744,791
2.	Long-term loans to related parties	83,844	0	21,643
3.	Other long-term investments	1	0	432
4.	Long-term loans to other investments	0	0	0
5.	Other long-term loans	166	0	107
6.	Long-term debt securities	0	0	0
7.	Revaluation of financial investments	0	0	0
8.	Fair valuation difference of financial investments	0	0	0

Statistical code: 10625790-2320-114-01
Company registration number: 01-10-041683

HUF million

Code	Description	Previous year	Adjustments for previous years	Current year
B.	**CURRENT ASSETS**	**1,089,456**	**926**	**1,433,207**
I.	**INVENTORIES**	**110,366**	**(8)**	**163,343**
1.	Raw materials and consumables	32,734	(85)	54,762
2.	Unfinished production and semi-finished products	36,581	0	47,551
3.	Grown, fattened and other livestock	0	0	0
4.	Finished products	30,914	0	45,355
5.	Merchandises	10,014	77	15,675
6.	Advances on stocks	123	0	0
II.	**RECEIVABLES**	**398,189**	**934**	**988,693**
1.	Receivables from the supply of goods and services (customers)	75,831	517	79,588
2.	Receivables from related parties	195,070	428	309,253
3.	Receivables from other investments	1,906	0	3,272
4.	Receivables from bills of exchange	0	0	0
5.	Other receivables	103,540	(11)	539,434
6.	Fair valuation difference of receivables	0	0	0
7.	Positive valuation difference of derivative transactions	21,842	0	57,146
III.	**SECURITIES**	**240,201**	**0**	**241,852**
1.	Investments in related parties	256	0	209
2.	Other investments	360	0	360
3.	Treasury shares	237,665	0	239,263
4.	Debt securities for trading purposes	1,920	0	2,020
5.	Fair valuation difference of securities	0	0	0
IV.	**CASH AND CASH EQUIVALENTS**	**340,700**	**0**	**39,319**
1.	Cash and cheques	2,040	0	1,218
2.	Bank accounts	338,660	0	38,101
C.	**PREPAYMENTS**	**24,932**	**(11)**	**101,854**
1.	Accrued income	2,804	(11)	29,486
2.	Prepaid cost and expenses	22,128	0	72,368
3.	Deferred expenses	0	0	0
TOTAL ASSETS		**2,136,354**	**1,052**	**2,700,068**

Statistical code: 10625790-2320-114-01
Company registration number: 01-10-041683

HUF million

Code	Description	Previous year	Adjustments for previous years	Current year
D.	**SHAREHOLDERS' EQUITY**	**1,468,070**	**863**	**1,687,544**
I.	SHARE CAPITAL	109,330	0	109,675
	Of which: treasury shares at nominal value	10,899	0	9,070
II.	REGISTERED BUT UNPAID CAPITAL (-)	0	0	0
III.	SHARE PREMIUM	220,759	0	222,354
IV.	RETAINED EARNINGS	622,754	0	878,448
V.	TIED-UP RESERVE	269,860	0	260,396
VI.	VALUATION RESERVE	0	0	0
1.	Revaluation adjustment reserve	0	0	0
2.	Fair valuation reserve	0	0	0
VII.	NET INCOME FOR THE PERIOD	245,367	863	216,671
E.	**PROVISIONS**	**104,014**	**0**	**112,434**
1.	Provisions for expected liabilities	104,014	0	112,434
2.	Provisions for future expenses	0	0	0
3.	Other provisions	0	0	0
F.	**LIABILITIES**	**516,981**	**191**	**855,968**
I.	**SUBORDINATED LIABILITIES**	**0**	**0**	**0**
1.	Subordinated liabilities to related parties	0	0	0
2.	Subordinated liabilities to other investment	0	0	0
3.	Subordinated liabilities to third parties	0	0	0
II.	**LONG-TERM LIABILITIES**	**195,409**	**0**	**502,129**
1.	Long-term loans	0	0	0
2.	Convertible bonds	5,800	0	0
3.	Liability from bond issue	189,225	0	190,012
4.	Liabilities from capital investment and development loans	0	0	0
5.	Liabilities from other long-term loans	0	0	312,089
6.	Long-term liabilities to related parties	369	0	0
7.	Long-term liabilities to other investments	0	0	0
8.	Other long-term liabilities	15	0	28

Statistical code: 10625790-2320-114-01
Company registration number: 01-10-041683

HUF million

Code	*Description*	*Previous year*	*Adjustments for previous years*	*Current year*
III.	**SHORT-TERM LIABILITIES**	**321,572**	**191**	**353,839**
1.	Short-term borrowings	0	0	3,860
	Of which: convertible bonds	0	0	3,860
2.	Short-term loans	0	0	34,172
3.	Advances from customers	1,173	0	1,111
4.	Liabilities from the supply of goods and services (suppliers)	103,039	739	125,894
5.	Bills of exchange	0	0	0
6.	Short-term liabilities to related parties	64,178	49	99,831
7.	Short-term liabilities to other investments	54	25	55
8.	Other short-term liabilities	147,239	(622)	83,612
9.	Fair valuation difference of liabilities	0	0	0
10.	Negative valuation difference of derivative transactions	5,889	0	5,304
G.	**ACCRUALS**	**47,289**	**(2)**	**44,122**
1.	Deferred revenues	5	0	12
2.	Accrued cost and expenses	44,546	(2)	34,928
3.	Other deferred income	2,738	0	9,182
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		**2,136,354**	**1,052**	**2,700,068**

Income statement for the year ending on 31 December 2007

Statistical code: 10625790-2320-114-01
Company registration number: 01-10-041683

HUF million

Code	Description	Previous year	Adjustments for previous years	Current year
01.	Net domestic sales revenue	1,472,052	556	1,465,896
02.	Net export sales revenue	401,584	360	375,605
I.	**NET SALES REVENUES**	**1,873,636**	**916**	**1,841,501**
03.	Changes in own produced inventory	(2,335)	0	25,411
04.	Work performed by the enterprise and capitalised	7,878	0	7,703
II.	**CAPITALISED OWN PERFORMANCE**	**5,543**	**0**	**33,114**
III.	**OTHER OPERATING INCOME**	**16,484**	**3**	**17,745**
	Of which: reversed impairment	249	0	15
05.	Raw material costs	758,983	33	821,558
06.	Value of services used	99,616	605	91,407
07.	Other services	237,122	(547)	211,039
08.	Cost of goods sold	210,351	39	192,069
09.	Value of services sold (intermediated)	5,598	2	9,174
IV.	**MATERIAL EXPENSES**	**1,311,670**	**132**	**1,325,247**
10.	Wages and salaries	33,019	0	34,187
11.	Other personnel expenses	6,635	35	6,607
12.	Tax and contribution	11,872	(36)	12,213
V.	**PERSONNEL EXPENSES**	**51,526**	**(1)**	**53,007**
VI.	**DEPRECIATION**	**57,936**	**(19)**	**55,604**
VII.	**OTHER OPERATING EXPENSES**	**340,888**	**(82)**	**349,607**
	Of which: impairment	14,314	(10)	20,336
A.	**PROFIT OR LOSS FROM OPERATING ACTIVITIES**	**133,643**	**889**	**108,895**

Income statement for the year ending on 31 December 2007

Statistical code: 10625790-2320-114-01
Company registration number: 01-10-041683

HUF million

Code	Description	Previous year	Adjustments for previous years	Current year
13.	Received (due) dividend	82,250	0	67,967
	Of which: received from related parties	82,233	0	67,906
14.	Gain from the sale of investments	62,065	0	44,269
	Of which: received from related parties	0	0	0
15.	Interest and exchange rate gains on financial investments	4,991	0	4,947
	Of which: received from related parties	4,980	0	4,934
16.	Other received (due) interest and interest-type revenues	22,986	0	23,226
	Of which: received from related parties	12,020	0	12,057
17.	Other revenues of financial transactions	99,664	11	78,733
	Of which: fair valuation difference	21,842	0	36,893
VIII.	**TOTAL FINANCIAL INCOME**	**271,956**	**11**	**219,142**
18.	Exchange rate loss on financial investments	43,988	0	0
	Of which: to related parties	0	0	0
19.	Interest and interest-type expenses	12,134	0	15,658
	Of which: to related parties	1,201	0	2,375
20.	Impairment on investments, securities, bank deposits	3,007	0	20,075
21.	Other financial expenses	69,096	15	37,539
	Of which: fair valuation difference	5,889	0	3,411
IX.	**TOTAL FINANCIAL EXPENSES**	**128,225**	**15**	**73,272**
B.	**FINANCIAL PROFIT OR LOSS**	**143,731**	**(4)**	**145,870**
C.	**ORDINARY BUSINESS PROFIT**	**277,374**	**885**	**254,765**
X.	Extraordinary revenues	40,920	7	1,734
XI.	Extraordinary expenses	21,961	0	689
D.	**EXTRAORDINARY PROFIT OR LOSS**	**18,959**	**7**	**1,045**
E.	**PROFIT BEFORE TAXATION**	**296,333**	**892**	**255,810**
XII.	Income tax	966	29	39,139
F.	**PROFIT AFTER TAXATION**	**295,367**	**863**	**216,671**
22.	Use of retained earnings for dividend	0	0	0
23.	Approved dividend and profit share	50,000	0	0
G.	**NET INCOME FOR THE PERIOD**	**245,367**	**863**	**216,671**

MOL Magyar Olaj- és Gázipari Nyrt. and Subsidiaries

Consolidated balance sheet as of 31 December 2007 prepared in accordance with International Financial Reporting Standards

	2007	2006 restated
ASSETS	HUF million	HUF million
Non-current assets		
Intangible assets	160,553	89,011
Property, plant and equipment, net	1,173,686	1,031,422
Investments in associated companies	144,754	131,569
Available-for-sale investments	1,362	1,597
Deferred tax assets	20,162	20,500
Other non-current assets	32,567	26,936
Total non-current assets	**1,533,084**	**1,301,035**
Current assets		
Inventories	318,604	181,030
Trade receivables, net	353,556	229,986
Other current assets	82,397	43,728
Prepaid taxes	3,680	10,449
Cash and cash equivalents	129,721	399,104
Total current assets	**887,958**	**864,297**
TOTAL ASSETS	**2,421,042**	**2,165,332**
EQUITY AND LIABILITIES		
Equity attributable to equity holders of the parent		
Share capital	65,950	83,467
Reserves	468,418	666,716
Profit for the year attributable to equity holders of the parent	257,796	329,483
Equity attributable to equity holders of the parent	**792,164**	**1,079,666**
Minority interests	124,902	191,537
Total equity	**917,066**	**1,271,203**
Non-current liabilities		
Long-term debt, net of current portion	526,992	208,279
Provisions	114,222	112,646
Deferred tax liabilities	71,238	33,181
Other non-current liabilities	138,094	56,881
Total non-current liabilities	**850,546**	**410,987**
Current liabilities		
Trade and other payables	525,489	467,694
Current tax payable	6,234	1,288
Provisions	12,450	10,507
Short-term debt	57,976	2,175
Current portion of long-term debt	51,281	1,478
Total current liabilities	**653,430**	**483,142**
TOTAL EQUITY AND LIABILITIES	**2,421,042**	**2,165,332**

MOL Magyar Olaj- és Gázipari Nyrt. and Subsidiaries

Consolidated income statement for the year ending on 31 December 2007 prepared in accordance with International Financial Reporting Standard

	2007	2006
		Restated
	HUF million	HUF million
Net revenue	2,593,951	2,891,061
Other operating income	75,063	101,088
Total operating income	**2,669,014**	**2,992,149**
Raw materials and consumables used	1,916,196	2,092,452
Personnel expenses	117,260	109,325
Depreciation, depletion, amortisation and impairment	140,538	132,826
Other operating expenses	225,098	262,721
Change in inventories of finished goods and work in progress	(70,181)	13,337
Work performed by the enterprise and capitalized	(15,402)	(28,084)
Total operating expenses	**2,313,509**	**2,582,577**
Profit from operations	**355,505**	**409,572**
Financial income	22,096	17,676
Financial expense	38,663	55,294
Of which: Fair valuation difference of conversion option	12,966	14,131
Financial (income)/expense, net	**16,567**	**37,618**
Income from associates	5,318	5,195
Profit before tax	**344,256**	**377,149**
Income tax expense	81,853	39,623
Profit for the year	**262,403**	**337,526**
Attributable to:		
Equity holders of the parent	257,796	329,483
Minority interests	4,607	8,043
Basic earnings per share attributable to ordinary equity holders of the parent (HUF)	**3,057**	**3,424**
Diluted earnings per share attributable to ordinary equity holders of the parent (HUF)	**2,981**	**3,376**

Proposal to Item 1 of the Agenda

The auditor's report on the 2007 financial statements presented by the Board of Directors

Our shareholders are requested to note that the Auditor's Reports form integral parts of the Annual Report and Consolidated Annual Report for 2007 of MOL Nyrt. and the information set out in these reports should be considered in conjunction with the financial statements indicated in said reports (Balance-sheet and Profit and Loss Statement) and with the supplementary notes, not present in the General Meeting materials. For a better understanding of MOL Nyrt.'s and MOL Group's consolidated financial position as of 31 December 2007 and the results of its operations for the year then ended, the accompanying balance sheets and statements of operations should be read in conjunction with the supplement (notes) to the financial statements.

This is a translation of the Hungarian Report

Independent Auditors' Report

on the annual financial statements presented to the shareholders' meeting for approval

To the Shareholders of MOL Magyar Olaj- és Gázipari Nyrt.

1.) We have audited the accompanying 2007 annual financial statements of MOL Magyar Olaj- és Gázipari Nyrt. ("the Company"), which comprises the balance sheet as at 31 December 2007 - showing a balance sheet total of HUF 2,700,068 million and a profit for the year of HUF 216,671 million -, the related profit and loss account for the year then ended and the summary of significant accounting policies and other explanatory notes.

2.) We issued an unqualified opinion on the Company's annual financial statements as at 31 December 2006 on 22 March 2007.

Management's Responsibility for the Financial Statements

3.) Management is responsible for the preparation and fair presentation of these financial statements in accordance with the Hungarian Accounting Law and generally accepted accounting principles in Hungary. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

4.) Our responsibility is to express an opinion on these financial statements based on the audit and to assess whether the business report is consistent with the financial statements. We conducted our audit in accordance with Hungarian National Auditing Standards and with applicable laws and regulations in Hungary. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

5.) An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. Our work regarding the business report is restricted to assessing whether the business report is consistent with the financial statements and does not include reviewing other information originated from non-audited financial records.

6.) We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

7.) We have audited the elements of and disclosures in the annual financial statements, along with underlying records and supporting documentation, of MOL Magyar Olaj- és Gázipari Nyrt. in accordance with Hungarian National Auditing Standards and we have gained sufficient and appropriate evidence that the annual financial statements have been prepared in accordance with the Hungarian Accounting Law and with generally accepted accounting principles in Hungary. In our opinion the annual financial statements give a true and fair view of the equity and financial position of MOL Magyar Olaj- és Gázipari Nyrt. as at 31 December 2007 and of the results of its operations for the year then ended. The business report corresponds to the disclosures in the financial statements.

8.) Without qualifying our opinion, we draw the attention to Note 3.4.6 in the supplementary notes to the financial statements describing that the Company departed from § 41.(1) of the 2000. C. accounting law based on its allowance described in § 4.(4) in order to harmonise field abandonment provisioning with the international industry practice.

9.) Without further qualifying our opinion, we draw attention to the fact that this independent auditor's report has been issued for consideration by the forthcoming shareholders' meeting for decision making purposes and, as such, does not reflect the impact, if any, of the resolutions to be adopted at that meeting. Accordingly, the accompanying annual financial statements and this independent auditor's report are not suitable, nor should be used, for statutory reporting and disclosure purposes.

Budapest, 20 March, 2008

(The original Hungarian language version has been signed.)

Ernst & Young Kft.
Registration No.: 001165

Judit Szilágyi
Registered Auditor
Chamber membership No.: 001368

This is a translation of the Hungarian Report

Independent Auditors' Report

To the Shareholders of MOL Magyar Olaj- és Gázipari Nyrt.

1.) We have audited the accompanying 2007 consolidated annual financial statements of MOL Magyar Olaj- és Gázipari Nyrt. and its subsidiaries ("the Company"), which comprises the consolidated balance sheet as at 31 December 2007 - showing a balance sheet total of HUF 2,421,042 million and a profit for the year of HUF 262,403 million -, the related consolidated profit and loss account for the year then ended, changes in shareholder's equity, consolidated cash flows for the year then ended and the summary of significant accounting policies and other explanatory notes.

2.) We issued an unqualified opinion on the Company's consolidated annual financial statements prepared in accordance with the International Financial Reporting Standards as adopted by EU as at 31 December 2006 on 22 March 2007.

Management's Responsibility for the Consolidated Financial Statements

3.) Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the International Financial Reporting Standards as adopted by EU. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

4.) Our responsibility is to express an opinion on these consolidated financial statements based on the audit and to assess whether the consolidated business report is consistent with the consolidated financial statements. We conducted our audit in accordance with Hungarian National Auditing Standards and with applicable laws and regulations in Hungary. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

5.) An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our work regarding the consolidated business report is restricted to assessing whether the consolidated business report is consistent with the consolidated financial statements and does not include reviewing other information originated from non-audited financial records.

6.) We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

7.) We have audited the elements of and disclosures in the consolidated annual financial statements, along with underlying records and supporting documentation, of MOL Magyar Olaj- és Gázipari Nyrt. in accordance with Hungarian National Auditing Standards and we have gained sufficient and appropriate evidence that the consolidated annual financial statements have been prepared in accordance with the International Financial Reporting Standards as adopted by EU. In our opinion the consolidated annual financial statements give a true and fair view of the equity and financial position of MOL Magyar Olaj-és Gázipari Nyrt. as at 31 December 2007 and of the results of its operations for the year then ended. The consolidated business report corresponds to the disclosures in the consolidated financial statements.

Budapest, 20 March 2008

(The original Hungarian language version has been signed.)

Ernst & Young Kft.
Registration No. 001165

Judit Szilágyi
Registered Auditor
Chamber membership No.: 001368

Proposal to Item 1 of the Agenda

Report of the Supervisory Board on the 2007 financial statements and the proposal for the distribution of profit after taxation

The Supervisory Board performed its duties in full accordance with its statutory obligations, held 5 meetings during the year, regular agenda points of the meetings include the quarterly report of the Board of Directors on company's operations and the reports of Internal Audit and Corporate Security. In addition, the Supervisory Board reviewed the proposals for the Annual General Meeting. The report of the Supervisory Board has been prepared pursuant to the report of the Board of Directors, the opinion of the auditors, the scheduled regular midyear reviews and the work of the Audit Committee. In its meetings during 2007, the Supervisory Board dealt in detail with the business situation of the MOL Group as well as the strategic development of the Group and its divisions. Numerous special topics and issues requiring the consent of the Supervisory Board have been examined following the decisions of the Board of Directors.

MOL is the leading integrated oil and gas company in Central and Eastern Europe, the market leader in Hungary, and, with the parent company's net sales of HUF 1,841.5 billion and the Group's net sales of HUF 2,594.0 billion (according to the International Financial Reporting Standards (IFRS)), the largest company in Hungary. In 2007, the weighted average stock exchange price of MOL shares increased by 15.4% to HUF 25,089 (in 2006 this was HUF 21,745). The stock exchange closing price on 31st December, 2007 was HUF 24,495.

The Company's 2007 financial statements provide a true and fair picture of its economic activities and were audited by Ernst & Young Kft. The accounting methods applied in developing the financial reports are supported by the report of the Audit Committee, comply with the provisions of the Accounting Act and are consistent with the accounting policies of the Company. All figures in the balance sheet are supported by analytical registration. Assessment and payment of tax obligations were implemented as prescribed by law.

For the MOL Group a total of 86 companies were fully, and a further 19 companies were partially consolidated, using the equity method. Last year the ownership structure changed: at the end of 2007, the shareholding of foreign institutional investors (holding less than 5% of the company) reduced to 31.7%, while the shareholding of OMV increased to 20.2%. In addition to this BNP Paribas held 8.3%, Magnolia 5.5% MFB Invest Ltd. 10.0% of the shares and OTP Bank Plc. had a 9.2% shareholding in the company at the end of 2007. The ownership of domestic institutional and private investors amounted to 6.8% while the company held 8.3% treasury shares at the end of December 2007.

2007 was characterised by progress in several key strategic areas with a number of transactions. *As part of the organic growth strategy*, the company has decided to implement a development program in the Duna refinery which will result in an additional 1.3 mn tonnes middle distillate from 2011 onwards. *In the Downstream business,* MOL has acquired the IES Downstream company in Italy and Tifon, the Croatian retail company. Furthermore, the company has created a *strategic alliance* with CEZ thereby enhancing the energy integration of MOL Group refineries. CEZ and MOL will focus on gas-fired power generation in four countries of Central and South Eastern Europe, including Slovakia, Hungary, Croatia and Slovenia. The first major investment is the construction of combined cycle gas turbine power plants at the refineries of the MOL Group in Bratislava and Százhalombatta. In both locations the installed capacity will amount to 800 MW. In order to strengthen the strategic alliance CEZ purchased 7 % stake for which MOL holds an American call option. *In the Upstream*

business new international exploration blocks have been acquired in Russia, Cameroon and Kurdistan and important alliances have been developed in Qatar and Libya.

On 22 June 2007, based on the decision of the Board of Directors to develop a more efficient capital structure, the company started a capital optimisation program. The Supervisory Board endorses the proposal of the Board of Directors to pay a gross dividend of HUF 85 billion for 2007. The Supervisory Board proposes that the General Meeting approves the audited financial statements of MOL Plc for 2007, with a balance-sheet total of HUF 2,700 billion, after-tax profit of HUF 217 billion, and tie-up reserve of HUF 260 billion and the audited consolidated financial statements of the MOL Group for 2007, with a balance sheet total of HUF 2,421 billion and profit attributable to equity holders of HUF 258 billion. These reports do not include the impact of the proposed dividend submitted for approval to the General Meeting.

Budapest, 31st March, 2008

For and on behalf of the Supervisory Board and Audit Committee of MOL Plc:

Dr. Mihály Kupa
Chairman of the Supervisory Board

Proposal to Item 1 of the Agenda

Decision on the approval of the parent company financial statements prepared in accordance with the Accounting Act and the consolidated financial statements prepared in compliance with IFRS, the use of the after tax profits and the amount of dividend.

Proposed resolution on the financial statements

The Board of Directors proposes to the General Meeting to approve the annual report of MOL Nyrt. prepared in accordance with Hungarian statutory accounting legislation and the related auditors' report with total assets of HUF 2,700 bn, profit after taxation of HUF 217 bn and tied-up reserve of HUF 260 bn.

The Board of Directors proposes to the General Meeting to approve the consolidated annual report of MOL Group prepared based on chapter 10 of the accounting law, in accordance with IFRS and the related auditor's report with total assets of HUF 2,421 bn and profit attributable to equity holders of HUF 258 bn.

Proposal to Item 1 of the Agenda

Decision on amount of dividend

MOL included an explicit statement in the new five year strategy on its intention to increase the absolute level of dividend and to reach the dividend payout ratio of peers (30% of normalised earnings at the time of strategy announcement) by 2010. In addition, Board of Directors stated in July 2007, that it intends to increase the dividend payout ratio towards 40% of the normalised earnings from 2008 in line with industry practice, depending on investment opportunities.

MOL's capability to efficiently integrate and operate acquired assets has been proven in practice following the acquisitions made in the past. In line with our strategy, we are committed to create value via our M&A activity. Strengthening our position in INA is one of the key focus and we are currently examining several sizeable transactions, which requires maintaining financial flexibility. Despite the continuous M&A activity the Board of Directors decided to propose to pay 40% of the normalised earnings as dividend to the shareholders.

In the last 5 years the Board of Directors continuously increased the dividend level from HUF 6bn paid after the 2003 financial year to HUF 85 bn proposed after the 2007 results, while successfully closing important M&A transactions at the same time.

Dividend (HUF bn)



90
80
70
60
50
40
30
20
10
0
2003
2004
2005
2006
2007

Last year's normalised earnings (excluding the gain on TVK share purchase and subsequent price adjustment paid or payable by E.ON) was HUF 210.4 bn, after which the 40% payout ratio would represent HUF 85 billion dividend payment. Depending on the number of shares held in treasury, at a share price of HUF 20,000-22,000 this would represent roughly a 4% dividend yield. Additionally if the AGM votes in favour of the share capital cancellation of 5% the shareholder payout in total could reach 9% of the share price, one of the highest cash contributions among peers.

Proposed resolution

The Board of Directors recommends to the General Meeting to pay HUF 85 bn as a dividend in 2008 connected to the year ended 31 December 2007. The dividend on treasury shares is distributed to those shareholders eligible for dividend, in proportion to their shares. The profit after dividend payment shall be booked as retained earnings.

Proposal to Item 1 of the Agenda

Decision on the approval of the corporate governance declaration

Budapest Stock Exchange published its corporate governance recommendations ("Recommendations") in 2004. In 2004, MOL voluntarily submitted its declaration on the compliance with the Recommendations among first issuers. From 2005 MOL is obliged to submit its declaration on the Recommendations. The Board of Directors approved the declaration in both years. Pursuant to the new Company Act from 1 July 2006 the declaration needs to be approved by general meeting, MOL however playing a pioneer role approved already in 2006 by its general meeting the declaration to be submitted to the Budapest Stock Exchange.

In 2007, Budapest Stock Exchange issued new Corporate Governance Recommendations ("CGR"). According to the CGR, companies listed on the stock exchange are required to express their views on their corporate governance practices in two ways. In the first part of the statement they have to give account of the corporate governance practices applied by their company in the given business year, including their corporate governance policy, and a description of any unusual circumstances.

In the second part of the statement, in accordance with the "comply or explain" principle, they have to indicate their compliance with those recommendations included in specified sections of the CGR ("R" - recommendation) and whether they apply the different suggestions formulated in the CGR ("S" - suggestion). If the issuer does not apply the recommendation or applies it in a different manner, an explanation of what the discrepancies are and the reasons for the said discrepancies should be provided ("comply or explain" principle). In the case of suggestions, companies shall only indicate whether they apply the given guideline or not; there is no need for a specific explanation.

The size of the declaration increased significantly. Until 2007, issuers had to make declaration consisting of 22 questions, this year 140 questions had to be responded.

The Corporate Governance Guidelines of the Budapest Stock Exchange are available on: www.bse.hu

Proposed resolution

The Board of Directors upon the approval of the Supervisory Board agrees to propose the AGM the approval of the Corporate Governance Report, based on the Corporate Governance Recommendations of the Budapest Stock Exchange.

DECLARATION

MOL Group Corporate Governance Report in accordance with Budapest Stock Exchange Corporate Governance Recommendations

MOL has always recognised the importance of maintaining the highest standards of corporate governance. Among other things, the voluntary approval of the declaration on the Budapest Stock Exchange Corporate Governance Recommendations by the Annual General Meeting in 2006, before the official deadline, served as testament to the Company's commitment to corporate governance. In addition, MOL made a declaration concerning the application of the corporate governance recommendations of the Warsaw Stock Exchange prior to the admission of its shares to the Warsaw Stock Exchange in December 2004. The Company submits its declaration on relevant stock exchange corporate governance recommendations to both markets each year.

MOL's corporate governance meets the requirements of the regulations of the Budapest Stock Exchange, the directives of the Hungarian Financial Supervisory Authority and the relevant regulations of the Capital Market Act. MOL also subjects its policies to regular review to ensure that they take account of continually evolving international best practice in this area. In 2006, MOL approved its Corporate Governance Code, which summarises its approach to shareholders' rights, main governing bodies, remuneration and ethical issues. The Corporate Governance Code has been published on the homepage of the Company.

MOL's corporate governance practices were rated highly in a report issued on December 30th, 2003 by Deminor Rating, the international corporate governance consultancy and rating firm. The original rating was updated in 2005. Corporate governance initiatives in 2004 and 2005 were taken into consideration, and the overall rating was raised from 7.0 to 7.5 (on a scale of 1-10). In 2007, ISS Corporate Services (successor of Deminor Rating) reviewed and further improved MOL's rating to 8.0. MOL's sub-rating improved on three areas reviewed out of four, the company improved especially on the area of shareholders' rights and duties.

Board of Directors

MOL's Board of Directors acts as the highest governance body of the Company and as such has collective responsibility for all corporate operations.

The Board's key activities are focused on achieving increasing shareholder value, improving efficiency and profitability, and ensuring transparency in corporate activities. It also aims to ensure appropriate risk management, environmental protection, and conditions for safety at work.

Given that MOL and its subsidiaries effectively operate as a single unit, the Board is also responsible for enforcing its aims and policies, and for promoting the MOL culture throughout the entire Group.

The principles, policies and goals take account of the Board's specific and unique relationship with MOL's shareholders, the executive management and the Company. The composition of the Board reflects this with the majority (eight of eleven members) made up of non-executive directors. At present, 7 members of the Board of Directors qualify as independent on the basis of its own set of criteria (based on NYSE recommendations) and the declaration of directors.

The members of the Board of Directors and their independence status (professional CVs of the members are available on corporate homepage):

Zsolt Hernádi, Chairman-CEO	non-independent
Dr. Sándor Csányi, Vice Chairman	independent
László Akar	independent
Michel-Marc Delcommune	non-independent
Dr. Miklós Dobák	independent
Dr. Gábor Horváth	independent
Miklós Kamarás	independent
Dr. Ernő Kemenes	independent
József Molnár (since 12 October 2007)	non-independent
(before József Molnár, until 11 October 2007 Kálmán Simóka Dr. was the member of the Board of Directors with independent status)	
György Mosonyi	non-independent
Iain Paterson	independent

Operation of the Board of Directors

The Board acts and makes resolutions as a collective body.

The Board adopted a set of rules (Charter) to govern its own activities when the company was founded in 1991; these rules are regularly updated to ensure continued adherence to best practice standards.

The Board Charter covers:

- scope of the authority and responsibilities of the Board,
- scope of the committees operated by the Board,
- provision of information to the Board,
- main responsibilities of the Chairman and the Deputy Chairman,
- order and preparation of Board meetings and the permanent items of the agenda, and
- decision-making mechanism, and the manner in which the implementation of resolutions is monitored.

Report of the Board of Directors on its 2007 activities

In 2007, the Board of Directors held 10 meetings with an average attendance rate of 91%. Alongside regular agenda items, such as reports by the Committees' chairmen on the activities pursued since the last Board meeting, or an overview of capital market developments, the Board of Directors also individually evaluates the performance of each of the company's business units.

In line with the Company's strategic objectives, the Board of Directors decided on the acquisition of the 100% stake in Russian oil producer Matjushkinskaya Vertical LLC, the Italian refiner IES and Tifon, the Croatian retail company, as well as on a strategic alliance with CEZ, the Czech energy concern. In the course of the year, the Board of Directors reviewed the implementation of the strategic and business objectives of the Company's business units and their growth potential.

Committees of the Board of Directors

Certain specific tasks are carried out by the Board's Committees. These Committees have the right to approve preliminary resolutions concerning issues specified in the Decision-making and Authorities List (LDA), which sets out the division of authority and responsibility between the Board and the executive management.

- The responsibilities of the Committees are determined by the Board of Directors.
- The Chairman of the Board of Directors may also request the Committees to perform certain tasks.

The members and chairs of the Committees are elected by the Board of Directors.

The Board allocates responsibilities to the various Committees as follows:

Finance and Risk Management Committee (previously Audit Committee):

Members and dates of appointment (professional backgrounds of members are available on company homepage):

- Dr. Miklós Dobák – chairman, 25 October 2002
- László Akar, 25 October 2002
- Dr. Ernő Kemenes, 25 October 2002
- Iain Paterson, 8 September 2000
- Mrs. Kálmán Simóka PhD. (from 25 October 2002 until 11 October 2007)

Responsibilities:

- review of financial and related reports,
- monitoring the efficiency of the internal audit system,
- review of planning, scope and results of the audit,
- ensuring the independence and objectivity of the external auditor.

Corporate Governance and Remuneration Committee:

Members and dates of appointment (professional backgrounds of members are available on company homepage):

- Dr. Sándor Csányi – chairman, 17 November 2000
- Zsolt Hernádi, 8 September 2000
- Dr. Gábor Horváth, 8 September 2000
- Miklós Kamarás, 25 October 2002

Responsibilities:

- analysis and evaluation of the activities of the Board of Directors,
- issues related to Board membership,
- promoting the relationship between shareholders and the Board,
- procedural, regulatory and ethical issues,
- reviewing corporate processes, procedures, organisational solutions and compensation systems, and making recommendations on the introduction of best practice standards.

Sustainable Development Committee:

Members and dates of appointment (professional backgrounds of members are available on company homepage):

- György Mosonyi – chairman, 29 June 2006
- Michel-Marc Delcommune, 29 June 2006
- Dr. Ernő Kemenes, 29 June 2006
- Iain Paterson, 29 June 2006

Responsibilities:

- ensuring integrated management of SD (Sustainable Development) issues at MOL Group and at divisional level,
- follow up and verification of the operation and appropriateness of the Sustainable Development Management System (SDMS) compared to rules, regulations and international best practice,
- regular review and evaluation of all proposals for SD audit and evaluation, the objectives set, and the results and report within SDMS,
- annual evaluation of the performance of its own work and that of the SDMS.

Report of the Finance and Risk Management Committee on its 2007 activities

In 2007, the Finance and Risk Management Committee held 6 meetings with a 86% average attendance rate. In addition to the regular items on the agenda, including the audit of all public financial reports, providing assistance with the auditor's work and the regular monitoring of internal audit, the Committee also devoted a considerable amount of time to the following topics:

- Risk management: the Committee reviewed the major risk factors of the Company and the status reports on risk management actions attached to these factors. The committee discussed further opportunities to apply Enterprise Risk Management (ERM).
- Internal audit: the Committee evaluated the internal audit reports and the accomplishment of the annual audit plan.
- Financial position: the Committee continuously monitored the Company's financial position.

Report of the Corporate Governance and Remuneration Committee on its 2007 activities

In 2007, the Corporate Governance and Remuneration Committee held 9 meetings with a 94% average attendance rate. In addition to the issues of corporate governance, remuneration and the composition of the management, the Committee discussed a number of key strategic and results-related topics prior to their presentation to the Board of Directors for discussion.

Report of the Sustainable Development Committee on its 2007 activities

In 2007, the Sustainable Development Committee held 2 meetings with a 100% attendance rate. The Committee decided on 2008 targets and formed opinion on Sustainable Development Report.

Relationship between the Board and the Executive Management:

The LDA sets out the manner in which the Board delegates authority and decision-making rights to the Executive Management in order to ensure that business, HSE, ethical, risk management and internal control policies as set forth by the Board can be implemented with maximum efficiency.

Guidelines of the Decision-making and Authorities List (LDA) include the following:

- ensuring the representation and enforcement of shareholders' interests through and by the Board,
- supporting a consistent and more efficient decision-making process at corporate level,
- achieving an appropriate balance between management freedom of decision-making and the strict internal control and performance measurement system requirements,
- decisions should be taken only when information of sufficient detail and quality is available,
- maintaining appropriate post-implementation review and control, and
- implementation of a functional business matrix management system, both at MOL and at subsidiary level.

The system laid down by the LDA is controlled by the internal audit process. Its role is to ensure compliance with, and to prevent deviation from, policies and strategies approved by the Board.

The structure of the List covers the Company's management levels, i.e., Management Level 1 denotes the Executive Chairman and CEO and the GCEO. Management Levels II, III and IV represent the business unit managers and the senior managers of the subsidiaries.

The Executive Board (EB) operates as an intermediary between the Board of Directors and the above management levels. Its members are:

- Zsolt Hernádi	Chairman-CEO
- György Mosonyi	Group Chief Executive Officer
- József Molnár	Group Chief Financial Officer
- Lajos Alács	Executive Vice President, Strategy and Business Development
- Zoltán Áldott	Executive Vice President, Exploration and Production
- Ferenc Horváth	Executive Vice President, Refining and Marketing
- József Simola	Executive Vice President, Corporate Centre

The Executive Board is a decision preparation forum where every Member has an obligation to express an opinion, on the basis of which the final decision is made by the Chairman-CEO. If there is a difference of opinion between the GCEO, GCFO and the C-CEO, the BoD shall make the decision.

In 2007, the Executive Board held 47 meetings and discussed 10 issues on a meeting on average.

Incentives provided for non-executive directors

In addition to fixed remuneration, MOL operates an incentive scheme for non-executive directors, which allows the Company to motivate its directors, supporting the continued improvement in long-term Company performance, and value of the MOL shares. In addition, the aim of the scheme is to ensure that directors' interests remain in line with the interests of the Company's shareholders.

The basis of the effective incentive scheme for non-executive directors was approved by the Extraordinary General Meeting (EGM) on 1st September 2003. Updates and further revision of the scheme were authorised by the subsequent General Meetings (AGMs) in 2004 and 2005.

ELEMENTS OF THE INCENTIVE SCHEME:

- **Convertible bond program:** the amount of available income in this element of the incentive scheme depends on the growth of the MOL share price, thus providing the highest possible alignment between the management's and shareholders' interests.

  On 9th October 2003, directors participating in the program and the entitled top managers had a chance to subscribe for bonds convertible to privately issued "A" series ordinary shares, using a bank loan. As part of the program, 1,200 bonds with a 10 million HUF/bond nominal value were issued, with the option to convert to MOL shares in equal proportions within 5 years. The maturity of the convertible bonds is October 2008.

  Board members were entitled to subscribe for 25 bonds/person, committee chairmen 30 bonds/person, and the chairman of the Board of Directors (or the deputy chairman if the chairman was an employee) 35 bonds/person, respectively.

  Board members, who were not entitled to participate in the initial subscription as a result of certain limitations, had a chance to join the program in accordance with the resolution adopted by the AGM held on 30th April 2004.

  Directors who are still unable to participate in the program due to legal restrictions will be compensated by the Company in cash, taking into consideration the profit that other directors are able to realise.

- **Fixed remuneration:** In addition to their rights to subscribe for convertible bonds, as of 1st April 2003, directors are provided with the following fixed net remuneration, following each AGM:

Non-executive directors	25,000 EUR/year
Chairman*	41,500 EUR/year

  *if the Chairman is not a non-executive director, the deputy chairman (who is a non-executive) is entitled to this remuneration

OTHER BENEFITS:

Directors who are not Hungarian citizens and do not have a permanent address in Hungary are provided with 1,500 EUR for each Board meeting (maximum 15 times) they travel to Hungary for. Directors who act as chairmen of the committees are provided with 1,000 EUR per month.

Incentive system for the top management

The Incentive System for the top management in 2007 included the following elements:

1. Incentive (bonus)

The maximum bonus amount is 40-100% of the annual base salary, paid *in cash on the basis of the evaluation following the AGM.* The elements of the incentive system include:

- Identification and evaluation of corporate and Group level key financial indicators (e.g. ROACE, operating cash flow, Lost time injury frequency, CAPEX efficiency, unit production, processing, operating, logistics costs, etc.).
- Identification and evaluation of particular individual targets related to the responsibilities of the particular manager in the given year.

2. Relative performance incentive

The basis of the relative incentive is 10% of the annual base wage, and is determined on the basis of rank or manager-specific performance ratings.

3. Share option program

The share option program was introduced in 2006, replacing the deferred payment in shares. The aim of the program is to motivate the management of MOL Group to increase the Company's long-term share price. The incentive is calculated on the basis of a MOL share purchase option, and is paid out in cash annually with a term of 5 years.

4. Bond program

Certain members of the Executive Board, top managers of MOL Plc., and some further key managers of MOL Group are also entitled to take part in the long-term convertible bond programme approved by the EGM of 1st September 2003. (The participants of this program do not take part in the above-mentioned option program.)

The following bonds were subscribed through the bond program in October 2003:

Members of the Executive Board (4 persons)	335 bonds
Other top managers (4 persons)	220 bonds
Key managers of the MOL Group (8 persons)	250 bonds

In July 2004, 3 other managers joined the program and were entitled to buy a total of 105 bonds from the bond portfolio.
In September 2004, a total of 80 bonds were repurchased from 2 top managers. In October 2004, the Chairman-CEO of the Company approved a purchase of 24 additional bonds by 2 top managers who were already taking part in the bond program. In 2005, the company repurchased 36 bonds from a top manager, whilst there were no changes in the program in 2006.
In September 2007 the company repurchased 5 bonds from a manager and in October 2007 repurchased 5 bonds from member of the Board.

OTHER FRINGE BENEFITS

These include company cars (also used for private purposes), life insurance, accident insurance, travel insurance, liability insurance, and an annual medical check up.

Supervisory Board

The Supervisory Board is responsible for monitoring and supervising the Board of Directors on behalf of the shareholders. In accordance with MOL's Articles of Association, the maximum number of members is nine (present membership is nine). In accordance with Company Law, three members of the MOL Supervisory Board are elected employee representatives with the other six appointed by the shareholders.

The members of the Supervisory Board and their independence status:

Dr. Mihály Kupa, Chairman	independent
Lajos Benedek	non-independent (employee representative) from 12 October, 2007
John I. Charody	independent
Dr. Attila Chikán	independent
Slavomír Hatina	independent
Attila Juhász	non-independent (employee representative) from 12 October, 2007
Dr. Sándor Lámfalussy	independent
János Major	non-independent (employee representative)

István Vásárhelyi	independent
Ms. Piroska Bognár	non-independent (employee representative) until 11 October, 2007
József Kudela	non-independent (employee representative) until 11 October, 2007

Regular agenda points of the Supervisory Board include the quarterly report of the Board of Directors on company's operations and the reports of Internal Audit and Corporate Security. In addition, the Supervisory Board reviews the proposals for the Annual General Meeting.

In 2007 the Supervisory Board held 5 meetings with an 87% attendance rate.

Remuneration of the members of the Supervisory Board

The General Meeting held on April 27, 2005 approved a new remuneration scheme for the Supervisory Board. Under the new scheme, the members of the Supervisory Board receive remuneration of EUR 3,000/month, while the Chairman of the Supervisory Board receives remuneration of EUR 4,000/month. In addition to this monthly fee, the Chairman of the Supervisory Board is entitled to receive EUR 1,500 for participation in each Board of Directors or Board Committee meeting, up to 15 times per annum.

Audit Committee

In 2006, the general meeting appointed the Audit Committee comprised of independent members of the Supervisory Board. The Audit Committee strengthens the independent control over the financial and accounting policy of the Company. The independent Audit Committee's responsibilities include the following activities:

- providing opinion on the report as prescribed by the Accounting Act,
- auditor proposal and remuneration,
- preparation of the agreement with the auditor,
- monitoring the compliance of the conflict of interest rules and professional requirements applicable to the auditor, co-operation with the auditor, and proposal to the Board of Directors or General Meeting on necessary measures to be taken, if necessary,
- evaluation of the operation of the financial reporting system, proposal on necessary measures to be taken, and
- providing assistance to the operation of the Supervisory Board for the sake of supervision of the financial reporting system.

Members of the Audit Committee and dates of appointment (professional backgrounds of members are available on company homepage):

- John I. Charody, 27 April, 2006
- Dr. Attila Chikán 27 April, 2006
- Dr. Mihály Kupa 27 April, 2006
- and in case of long-term incapacitation of any of the permanent members, Sándor Lámfalussy dr.

Report of the Audit Committee on its 2007 activities

In 2007, the Audit Committee held 7 meetings with a 95% average attendance rate. In addition to the regular items on the agenda, including the audit of all public financial reports, providing assistance with the auditor's work and the regular monitoring of internal audit, the Committee also devoted a considerable amount of time to the following topics:

- Risk management: the Committee reviewed the major risk factors of the Company and the status reports on risk management actions attached to these factors. The committee discussed further opportunities to apply Enterprise Risk Management (ERM).
- Internal audit: the Committee evaluated the internal audit reports and the accomplishment of the annual audit plan.
- Financial position: the Committee continuously monitored the Company's financial position.

Enterprise Risk Management

4-pillar system managing a broad variety of risks:

Incorporation of the broadest variety of risks into one long-term, comprehensive and dynamic system is arranged by Enterprise Risk Management which approach has been rolled out to all the divisions of MOL Group. ERM integrates financial and operational risks along with a wide range of strategic risks. Following identification, different classes of risk are quantified based on a common methodology, on consolidated basis, built on the assessment of their likelihood and possible impacts. The time horizon of the model emphasises long term view (according to strategic horizons): up to 10-year and even beyond, when analysing the variability of net present values. The ERM process identifies the most significant risks to the performance of the company (both divisional and on a group level) and calls for a decision to be made regarding which risks should be retained and which should be mitigated and how. Some of the risks are managed centrally, while some are dealt with by the divisions, overseen by nominated risk owners. Risk Management regularly controls the realization of these risk mitigation actions – in a form of quarterly required reports from the risk owners.

The main role of Financial Risk Management is to handle short-term, market related risks. Commodity price, FX and interest rate risks are measured using a complex model based on the Monte Carlo simulation (which takes into account portfolio effects as well) and are managed – if necessary - with risk mitigation tools (such as swaps, forwards and options). This function concentrates on a relatively short, 12-month time horizon. Reports on compliance with limits linked to strategic and financial objectives of the Group are compiled for the senior management on a monthly basis.

Transferring of excess operational risks is done by Insurance Management. It means purchase of insurance, which is an important risk mitigation tool used to cover the most relevant operational exposures. The major insurance types are: Property Damage, Business Interruption, Liability, and Control of Well Insurance. Due to the peculiarity of the insurance business major tasks of this function are set around a yearly cycle (i.e. annual renewal of most insurance programmes). Since insurance is managed through a joint program for the whole group (including MOL, TVK and Slovnaft), MOL Group is able to exploit considerable synergy effects.

Business Continuity Management (BCM) is the process of preparing for unexpected operational events. Proper Business Contingency Plans, Crisis Management processes and other risk control programs (like regular engineering reviews) are crucial in such a business like MOL Group's where operational risk exposure is significant as a result of the chemical and physical processes underlying most of the operations. To measure up to our aspirations of safety and preparedness in 2007 GRM continued the roll out of BCM approach to all divisions with high operational risk exposure.

External auditors

The MOL Group was audited by Ernst & Young in both 2007 and 2006, excluding the ZMB joint venture in Russia and the operating company of the Fedorovsky Block in Kazakhstan in both years (these entities were audited by Deloitte & Touche and PricewaterhouseCoopers, respectively).

Within the framework of the audit contract, Ernst & Young performs an audit of statutory financial statements, including interim financial statements of MOL Plc. prepared in accordance with Law C of 2000 on Accounting and the consolidated annual financial statements prepared in accordance with International Financial Reporting Standards (IFRS). Audits of the above mentioned financial statements are carried out in accordance with the Hungarian National Standards on Auditing, the International Standards on Auditing (ISA), the provisions of Accounting Law and other relevant regulations. The auditors ensure the continuity of the audit by scheduling regular on-site reviews during the year, participating in the meetings of MOL's governing bodies and through other forms of consultation. The auditors also review the flash reports issued quarterly; however they do not perform an audit of such reports.

Ernst & Young also provided other services to MOL Nyrt. Summary of the fees paid to the auditors in 2007 and 2006 are as follows (HUF mn):

	2007	2006
Audit fee for MOL plc (including audit fee for interim financial statements)	177	185
Audit fee for subsidiaries	380	315
Other non-audit services	79	52
Tax advisory services	16	34
Total	**648**	**586**

Non-audit services in 2007 and 2006 were mainly related to due diligence services performed for MOL.

The Board of Directors does not believe that non-audit services provided by Ernst & Young compromised their independence as auditors.

Relationship with the shareholders, insider trading

The Board is aware of its commitment to represent and promote shareholders' interests, and recognises that it is fully accountable for the performance and activities of the MOL Group. To help ensure that the Company can meet shareholders' expectations in all areas, the Board continually analyses and evaluates developments, both in the broader external environment as well as at an operational level.

Formal channels of communication with shareholders include the Annual Report and Accounts and the quarterly results reports, as well as other public announcements made through the Budapest Stock Exchange (primary exchange) and the Warsaw Stock Exchange. Regular and extraordinary announcements are published on PSZÁF (Hungarian Financial Supervisory Authority) publication site and on MOL's homepage. In addition, presentations on the business, its performance and strategy are given to shareholders at the Annual General Meeting and extraordinary General Meetings. Roadshow visits are also made to various cities in the UK, the US and Continental Europe where meetings are held with representatives of the investment community, including MOL shareholders and holders of MOL's Global Depository Receipts. Furthermore, investors are able to raise questions or make proposals at any time during the year, including the Company's General Meeting. Investor feedbacks are regularly reported to the Board of Directors.

In 2007 MOL participated in 15 roadshows and investor conferences (3 US and 12 European) having over 200 meetings with potential and existing shareholders.

MOL has an Investor Relations department which is responsible for the organisation of the above activities as well as for the day-to-day management of MOL's relationship with its shareholders (contact details are provided in the "Shareholder Information" section at the end of this report). Extensive information is also made available on MOL's website (www.molgroup.hu), which has a dedicated section for shareholders and the financial community.

MOL Group is committed to the fair marketing of publicly-traded securities. Insider dealing in securities is regarded as a criminal offence in most of the countries in which we carry out business. Therefore, we require not only full compliance with relevant laws, but also the avoidance of even the appearance of insider securities trading and consultancy.

MOL Group employees:

• should not buy or sell shares in MOL Group or any other company while in possession of insider information
• should not disclose insider information to anyone outside the company, without prior approval.
• should be careful, even with other MOL Group employees, should disclose insider information to a co-worker when they have permission to do so and if it is necessary to do their job.
• should protect insider information from accidental disclosure.

Exercise of shareholders' rights, general meeting participation

Voting rights on the general meeting can be exercised based on the voting rights attached to shares held by the shareholders. Each "A" Series share entitles its holder to one vote. The actual voting power depends on how many shares are registered by the shareholders participating in the general meeting.

A condition of participation and voting at the general meeting for shareholders is that the holder of the share(s) shall be registered in the Share Register. The depositary shall be responsible for registering the shareholders in the Share Register pursuant to the instructions of such shareholders in line with the conditions set by the general meeting invitation. According to Article 8.6 of Articles of Associations: „Each shareholder, when requesting the registration into the share register, shall declare whether he, or he and any other shareholder belonging to the same shareholder group as specified in Articles 10.1.1 and 10.1.2 holds at least 2% of the Company's shares, together with the shares regarding which he asks for registration." If the conditions described in the previous sentence are met, the shareholder requesting registration is obliged to declare the composition of the shareholder group taking into account Article 10.1.1 and 10.1.2.

According to Article 10.1.1 of Articles of Associations: „No shareholder or shareholder group (as defined below) may exercise more than 10% of the voting rights with the exception of the Hungarian State, the Hungarian Privatization and Asset Holding Company, any of its legal successors, any entity exercising ownership rights on behalf of the Hungarian State, and the organization(s) acting at the Company's request as depository or custodian for the Company's shares or securities representing the Company's shares (the latter shall be exempted only

insofar as the ultimate person or persons exercising the shareholder's rights represented by the shares and securities deposited with them do not fall within the limitations specified here below)."

The conditions to participate in the general meeting are published in the invitation to the general meeting. Invitations to the general meeting are published on company homepage. The ordinary general meeting is usually held in late April, in line with the current regulation.

The ordinary general meeting, based on the proposal of Board of Directors approved by the Supervisory Board, shall have the authority to determine profit distribution, i.e. the amount of the profit after taxation to be reinvested into the Company and the amount to be paid out as dividends. Based upon the decision of the general meeting, dividend can be paid in a non-cash form as well.

The starting date for the payment of dividends shall be defined by the Board of Directors in such way as to ensure a period of at least 10 working days between the first publication date of such announcement and the initial date of dividend distribution. Only those shareholders are entitled to receive dividend, who are registered in the share register of the Company on the basis of shareholders identification executed on the date published by the Board of Directors in the announcement on the dividend payment. Such date relevant to the dividend payment determined by the Board of Directors may deviate from the date of general meeting deciding on the payment of dividend.

Corporate Governance Declaration on Compliance with the Corporate Governance Recommendations

As part of the Corporate Governance Report, by completing the following tables, the company declares to what extent it applied in its own practice of corporate governance the recommendations and suggestions formulated in the different points of the Corporate Governance Recommendations published by the Budapest Stock Exchange Ltd.
By reviewing the tables, market participants may receive information on the extent to which the corporate governance practice of different companies meets certain requirements included in the CGR, and may easily compare the practices of the different companies.

Level of compliance with the Recommendations

The company should indicate whether it applies the relevant recommendation or not, and in the case of a negative answer, it should provide the reasons for not applying the given recommendation.

R 1.1.1 The Managing Body ensured that shareholders received access to information in time to enable them to exercise their rights.

Yes (Complies) No (Please explain)

R 1.1.2 The company applies the "one share - one vote" principle.

Yes (Complies) No (Please explain)

"B" series share is a voting preference share held by Hungarian State Holding Company. The special rights attached to the "B" share were cancelled by the Annual General Meeting of 26 April 2007, except the veto right related to voting right ceiling, scope of issues requiring special majority voting and the amendment of rights of the holder of the "B" share, the proposed cancellation of which was not supported by special majority of the shareholders. Par value of "A" series shares is HUF 1,000, while the par value of "C" series shares is HUF 1,001, but the rights attached to these shares, taking into account the different par value, are identical. Currently all "C" series shares are held by MOL.

According to the Articles of Associations, no shareholder or shareholder group may exercise more than 10% of the voting rights with the exception of the Hungarian State, the Hungarian State Holding Company, any of its legal successors, any entity exercising ownership rights on behalf of the Hungarian State, and the organization(s) acting at the Company's request as depository or custodian for the Company's shares or securities representing the Company's shares. This voting limitation was approved by a general meeting held in 1995 and since that time all of our investors purchased shares knowing this limitation.

R 1.2.8 The company ensures that shareholders must meet the same requirements in order to attend at the general meeting.

Yes (Complies) No (Please explain)

R 1.2.9 Items on the general meeting agenda only include subjects which are correctly detailed and summarized clearly and unambiguously.

Yes (Complies) No (Please explain)

The proposals included the suggestions of the Supervisory Board and a detailed explanation of the effects of the decision.

Yes (Complies) No (Please explain)

The proposals included the explanation of the effects of the decision. Though the Supervisory Board analyses all proposals, which fall within the exclusive scope of authority of the Company's General Meeting, it submits written report only on the proposal on the annual report and the distribution of the profit after taxation.

R 1.2.10 Shareholders' comments on and supplements to the items on the agenda were published at least two days prior to the general meeting.

Yes (Complies) No (Please explain)

R 1.3.8 Comments on the items of the agenda were made available to shareholders simultaneously with registration at the latest.

Yes (Complies) No (Please explain)

Written comments made on the items on the agenda were published two working days prior to the general meeting.

Yes (Complies) No (Please explain)

R 1.3.10 The election and dismissal of executives took place individually and by separate resolutions.

Yes (Complies) No (Please explain)

R 2.1.1 The responsibilities of the Managing Body include those laid out in 2.1.1.

Yes (Complies) No (Please explain)

R 2.3.1 The Managing Body held meetings regularly, at times designated in advance.

Yes (Complies) No (Please explain)

The Supervisory Board held meetings regularly, at times designated in advance.

Yes (Complies) No (Please explain)

The rules of procedure of the Managing Body provide for unscheduled meetings and decision-making through electronic communications channels.

Yes (Complies) No (Please explain)

The rules of procedure of the Supervisory Board provide for unscheduled meetings and decision-making through electronic communications channels.

Yes (Complies) No (Please explain)

R 2.5.1 The Management Board of the company has a sufficient number of independent members to ensure the impartiality of the board.

Yes (Complies) No (Please explain)

R 2.5.4 At regular intervals (in connection with the CG Report) the Managing Body requested a confirmation of their independent status from those members considered independent.

Yes (Complies) No (Please explain)

R 2.5.5 At regular intervals (in connection with the CG Report) the Supervisory Board requested a confirmation of their independent status from those members considered independent.

Yes (Complies) No (Please explain)

R 2.5.7 The company disclosed on its website the guidelines on the independence of the Managing Body and the Supervisory Board, as well as the criteria applied for assessing independence.

Yes (Complies) No (Please explain)

R 2.6.1 Members of the Managing Body informed the Managing Body (Supervisory Board/Audit Committee) if they (or any other person in a close relationship to them) had a significant personal stake in a transaction of the company (or the company's subsidiary).

Yes (Complies) No (Please explain)

R 2.6.2 Transactions between board and executive management members (and persons in close relationship to them) and the company (or its subsidiary) were conducted according to general rules of practice of the company, but with stricter transparency rules in place.

Yes (Complies) No (Please explain)

Transactions which according to 2.6.2, fell outside the normal course of the company's business, and their terms and conditions were approved by the Supervisory Board (Audit Committee).

Yes (Complies) No (Please explain)

According to MOL's practice, these transactions are approved by the Board of Directors, with the simultaneous notification to the chairman of the Audit Committee.

R 2.6.3 Board members informed the Supervisory Board/Audit Committee if they received an offer of Board membership or an offer of an executive management position in a company which is not part of the company group.

Yes (Complies) No (Please explain)

Board members declare at the time of their appointment, if they have Board membership or an executive management position in a company which is not part of the company group. According to the charter of the Board of Directors, a member of the Board of Directors informs the Board of Directors, if he/she receives an offer of Board membership or an offer of an executive management position in a company which is not part of the company group. Chairman of the Supervisory Board participates in Board meetings as permanent invitee.

R 2.6.4 The Managing Body established its guidelines on information flow within the company and the handling of insider information, and monitored compliance with those guidelines.

Yes (Complies) No (Please explain)

The Managing Body established its guidelines regarding insiders' trading in securities and monitored compliance with those guidelines.

Yes (Complies) No (Please explain)

R 2.7.1 The Managing Body formulated remuneration guidelines regarding the evaluation and remuneration of the work of the Managing Body, the Supervisory Board and the executive management.

Yes (Complies) No (Please explain)

The Supervisory Board formed an opinion on the remuneration guidelines.

Yes (Complies) No (Please explain)

The guidelines regarding the remuneration for the Managing Body and the Supervisory Board and the changes in those guidelines were approved by the general meeting, as a separate item on the agenda.

Yes (Complies) No (Please explain)

R 2.7.2 The Managing Body prepared an evaluation of the work it carried out in the given business year.

Yes (Complies) No (Please explain)

The Board of Directors prepares a formal evaluation of the work carried out in every two years, but it reviews continuously its annual activity.

The Supervisory Board prepared an evaluation of the work it carried out in the given business year.

Yes (Complies) No (Please explain)

The Supervisory Board reviews continuously its annual activity. In addition, the report of the Supervisory Board includes a general evaluation on the work of the Supervisory Board.

R 2.7.3 It is the responsibility of the Managing Body to monitor the performance of and determine the remuneration for the executive management.

Yes (Complies) No (Please explain)

The frameworks of benefits due to members of the executive management that do not represent normal practice, and the changes in those benefits were approved by the general meeting as a separate agenda item.

Yes (Complies) No (Please explain)

R 2.7.4 The structure of share-incentive schemes were approved by the general meeting.

Yes (Complies) No (Please explain)

Prior to the decision by the general meeting on share-incentive schemes, shareholders received detailed information (at least according to those contained in 2.7.4).

Yes (Complies) No (Please explain)

R 2.7.7 The Remuneration Statement was prepared by the company and submitted to the general meeting.

Yes (Complies) No (Please explain)

The company provides detailed information on the remuneration principles of the Board of Directors, Supervisory Board and management in the corporate governance chapter of the annual report.

The Remuneration Statement includes information about the remuneration of individual members of the Managing Body, the Supervisory Board, and the executive management.

Yes (Complies) No (Please explain)

The company provides detailed information on the remuneration principles of the Board of Directors, Supervisory Board and management in the corporate governance chapter of the annual report. It also publishes the cumulated sum of key management compensation as part of the annual financial statements.

R 2.8.1 The Managing Body or the committee operated by it is responsible for monitoring and controlling the company's entire risk management.

Yes (Complies) No (Please explain)

The Managing Body requests information on the efficiency of risk management procedures at regular intervals.

Yes (Complies) No (Please explain)

The Managing Body took the necessary steps to identify the major risk areas.

Yes (Complies) No (Please explain)

R 2.8.3 The Managing Body formulated the principles regarding the system of internal controls.

Yes (Complies) No (Please explain)

The system of internal controls established by the executive management guarantees the management of risks affecting the activities of the company, and the achievement of the company's performance and profit targets.

Yes (Complies) No (Please explain)

R 2.8.4 When developing the system of internal controls, the Managing Body took into consideration the viewpoints included in 2.8.4

Yes (Complies) No (Please explain)

R 2.8.5 It is the duty and responsibility of the executive management to develop and maintain the system of internal controls.

Yes (Complies) No (Please explain)

R 2.8.6 The company created an independent Internal Audit function which reports to the Audit Committee.

<u>Yes (Complies)</u> No (Please explain)

The Internal Audit reported at least once to the Audit Committee on the operation of risk management, internal control mechanisms and corporate governance functions.

<u>Yes (Complies)</u> No (Please explain)

R 2.8.7 The internal audit activity is carried out by the Internal Audit function based on authorisation from the Audit Committee.

Yes (Complies) <u>No (Please explain)</u>

The Internal Audit reports to the Financial and Risk Management Committee, with the simultaneous notification to the Audit Committee. The Audit Committee carries out works set in the Company Act.

As an organisation, the Internal Audit function is independent from the executive management.

<u>Yes (Complies)</u> No (Please explain)

R 2.8.8 The Internal Audit schedule was approved by the Managing Body (Supervisory Board) based on the recommendation of the Audit Committee.

<u>Yes (Complies)</u> No (Please explain)

R 2.8.9 The Managing Body prepared its report for shareholders on the operation of internal controls.

<u>Yes (Complies)</u> No (Please explain)

The Managing Body developed its procedures regarding the receipt, processing of reports on the operation of internal controls, and the preparation of its own report.

<u>Yes (Complies)</u> No (Please explain)

R 2.8.11 The Managing Body identified the most important deficiencies or flow in the system of internal controls, and reviewed and re-evaluated the relevant activities.

<u>Yes (Complies)</u> No (Please explain)

R 2.9.2 The Managing Body, the Supervisory Board and the Audit Committee were notified in all cases when an assignment given to the auditor may have resulted in significant additional expense, caused a conflict of interest, or affected normal business practices significantly in any other way.

Yes (Complies) No (Please explain)

R 2.9.3 The Managing Body informed the Supervisory Board of any assignment given to the external auditor or an external advisor in connection with any event which held significant bearing on the operations of the company.

Yes (Complies) No (Please explain)

The Managing Body pre-determined in a resolution what circumstances constitute "significant bearing".

Yes (Complies) No (Please explain)

R 3.1.6 On its website, the company disclosed duties delegated to the Audit Committee, the Nomination Committee and the Remuneration Committee, as well as the committees' targets, rules of procedure, composition (indicating the name, brief biography and the date of appointment of members).

Yes (Complies) No (Please explain)

R 3.2.1 The Audit Committee monitored the efficiency of risk management, the operation of internal controls, and the activity of the Internal Audit.

Yes (Complies) No (Please explain)

R 3.2.3 The Audit Committee received accurate and detailed information on the work schedule of the Internal Auditor and the independent auditor, and received the auditor's report on problems discovered during the audit.

Yes (Complies) No (Please explain)

R 3.2.4 The Audit Committee requested the new candidate for the position of auditor to submit the disclosure statement according to 3.2.4

Yes (Complies) No (Please explain)

R 3.3.1 There is a Nomination Committee operating at the company.

Yes (Complies) No (Please explain)

The Corporate Governance and Remuneration Committee manages issues related to the composition of the Board of Directors and the Supervisory Board. Therefore at the following questions on Nomination Committee, MOL makes declaration on the Corporate Governance and Remuneration Committee.

R 3.3.2 The Nomination Committee provided for the preparation of personnel changes.

Yes (Complies) No (Please explain)

The Nomination Committee reviewed the procedures regarding the election and appointment of members of the executive management.

Yes (Complies) No (Please explain)

The Nomination Committee evaluated the activity of board and executive management members.

Yes (Complies) No (Please explain)

The Nomination Committee examined all the proposals regarding the nomination of board members which were submitted by shareholders or the Managing Body.

Yes (Complies) No (Please explain)

R 3.4.1 There is a Remuneration Committee operating at the company.

Yes (Complies) No (Please explain)

The works of the Remuneration Committee are carried out by the Corporate Governance and Remuneration Committee. Therefore at the following questions on Remuneration Committee, MOL makes declaration on the Corporate Governance and Remuneration Committee.

R 3.4.2 The Remuneration Committee made a proposal for the system of remuneration for the boards and the executive management (individual levels and the structure of remuneration), and carries out its monitoring.

<u>Yes (Complies)</u> No (Please explain)

R 3.4.3 The remuneration of the executive management was approved by the Managing Body based on the recommendation of the Remuneration Committee.

<u>Yes (Complies)</u> No (Please explain)

The remuneration of the Managing Body was approved by the general meeting based on the recommendation of the Remuneration Committee.

<u>Yes (Complies)</u> No (Please explain)

The Remuneration Committee also monitored the share option, cost reimbursement and other benefits in the remuneration system.

<u>Yes (Complies)</u> No (Please explain)

R 3.4.4 The Remuneration Committee made proposals regarding remuneration guidelines and the remuneration of individual persons.

<u>Yes (Complies)</u> No (Please explain)

The Remuneration Committee reviewed the terms and conditions of contracts concluded with the members of the executive management.

<u>Yes (Complies)</u> No (Please explain)

The Remuneration Committee ascertained whether the company fulfilled its disclosure obligations regarding remuneration issues.

<u>Yes (Complies)</u> No (Please explain)

R 3.4.7 The majority of the members of the Remuneration Committee are independent.

<u>Yes (Complies)</u> No (Please explain)

R 3.5.1 The Managing Body disclosed its reasons for combining the Remuneration and Nomination Committees.

Yes (Complies) <u>No (Please explain)</u>

Between 2003 and 2007, MOL's corporate governance practice was rated by Deminor Rating (later ISS Corporate Services) international corporate governance rating and advisory firm. The rating firm has not commented the combination of the remuneration and nomination committee functions. Therefore the Board of Directors has not discussed the separation of nomination and remuneration committee tasks.

R 3.5.2 The Managing Body carried out the duties of the Remuneration and Nomination Committees and disclosed its reasons for doing so.

Yes (Complies) <u>No (Please explain)</u>

The duties of the Remuneration and Nomination Committees were carried out by the Corporate Governance and Remuneration Committee.

R 4.1.1 In its disclosure guidelines, the Managing Body established those principles and procedures which ensure that all relevant information about the operations of the company and circumstances influencing its share price are disclosed and made available accurately, in a timely fashion and in full.

<u>Yes (Complies)</u> No (Please explain)

R 4.1.2 The company ensured in its disclosure activities that all shareholders and market participants were treated equally.

Yes (Complies) No (Please explain)

R 4.1.3 The company's disclosure guidelines include the procedures governing electronic, on-line disclosure.

Yes (Complies) No (Please explain)

The company develops its website taking into consideration disclosure guidelines and the provision of information to investors.

Yes (Complies) No (Please explain)

R 4.1.4 The Managing Body assessed the efficiency of disclosure processes.

Yes (Complies) No (Please explain)

Each year MOL assigns a London based independent investor relations consulting firm to make a survey among investors and analysts, about the general understanding of MOL strategy and whether the market players are satisfied with the performance of the management and investor relations department, including the disclosure processes.

R 4.1.5 The company published its corporate events calendar on its website.

Yes (Complies) No (Please explain)

R 4.1.6 In the annual report and on the website of the company, the public was informed about the company's corporate strategy, its main business activities, business ethics and its policies regarding other stakeholders.

Yes (Complies) No (Please explain)

R 4.1.8 In the annual report the Managing Body disclosed the character and size of any other assignments given by the company or its subsidiaries to the auditing firm responsible for auditing the financial statements.

Yes (Complies) No (Please explain)

R 4.1.9 In the annual report and on the website the company discloses information on the professional career of the members of the Managing Body, the Supervisory Board and the executive management.

Yes (Complies) No (Please explain)

R 4.1.10 The company provided information on the internal organisation and operation of the Managing Body and the Supervisory Board and on the criteria considered when evaluating the work of the Managing Body, the executive management and the individual members thereof.

Yes (Complies) No (Please explain)

The company provided information on the internal organisation and operation of the Managing Body and the Supervisory Board and on the criteria considered when evaluating the work of the Managing Body, the executive management. However, there was no information on the criteria considered when evaluating individual members.

R 4.1.11 In the annual report and in the Remuneration Statement on the company's website, the company informed the public about the applied remuneration guidelines, including the remuneration and fees provided for members of the Managing Body, the Supervisory Board and the executive management.

Yes (Complies) No (Please explain)

The company provides detailed information on the remuneration principles of the Board of Directors, Supervisory Board and management in the corporate governance chapter of the annual report. It also publishes the cumulated sum of key management compensation as part of the annual financial statements.

R 4.1.12 The Managing Body disclosed its risk management guidelines, including the system of internal controls, the applied risk management principles and basic rules, as well as information about major risks.

Yes (Complies) No (Please explain)

R 4.1.13 In order to provide market participants with information, the company publishes its report on corporate governance at the same time that it publishes its annual report.

Yes (Complies) No (Please explain)

R 4.1.14 The company discloses its guidelines governing insiders' trading in the company's securities on its website.

Yes (Complies) No (Please explain)

The company published in the annual report and on its website ownership in the company's securities held by the members of the Managing Body, the Supervisory Board and the executive management, as well as any interests held in share-incentive schemes.

Yes (Complies) No (Please explain)

R 4.1.15 In the annual report and on its website, the company disclosed any relationship between members of the Managing Body and the executive management with a third party, which might have an influence on the operations of the company.

Yes (Complies) No (Please explain)

Level of compliance with the Suggestions
The company should indicate whether the relevant suggestion of the CGR is applied or not (Yes / No)

S 1.1.3 The company has an investor relations department.

<u>Yes</u> No

S 1.2.1 The company published on its website the summary document regarding the conducting of the general meeting and the exercise of shareholders' rights to vote (including voting via proxy)

<u>Yes</u> No

S 1.2.2 The company's articles of association are available on the company's website.

<u>Yes</u> No

S 1.2.3 The company disclosed on its website information according to 1.2.3 (on the record date of corporate events).

<u>Yes</u> No

S 1.2.4 Information and documents according to 1.2.4 regarding general meetings (invitations, proposals, draft resolutions, resolutions, minutes) were published on the company's website.

<u>Yes</u> No

Information and documents regarding general meetings (invitations, proposals, draft resolutions, resolutions) were published on the company's website. Excerpts from the minutes were published on the website of the Budapest Stock Exchange (in Hungarian).

S 1.2.5 The general meeting of the company was held in a way that ensured the greatest possible shareholder participation.

<u>Yes</u> No

S 1.2.6 Additions to the agenda were published within 5 days of receipt, in the same manner as the publication of the original invitation for the general meeting.

<u>Yes</u> <u>No</u>

S 1.2.7 The voting procedure applied by the company ensured unambiguous, clear and fast decision making by shareholders.

<u>Yes</u> No

S 1.2.11 At the shareholders' request, the company also provided information on the general meeting electronically.

<u>Yes</u> No

S 1.3.1 The identity of the chairman of the general meeting was approved by the company's general meeting prior to the discussion of the items on the agenda.

<u>Yes</u> No

S 1.3.2 The Managing Body and the Supervisory Board were represented at the general meeting.

<u>Yes</u> No

S 1.3.3 The company's articles of association render possible that at the initiation of the chairman of the Managing Body or the shareholders of the company, a third party be invited to the company's general meeting and be granted the right of participation in the discussion of the relevant items on the agenda.

Yes <u>No</u>

S 1.3.4 The company did not prevent shareholders attending the general meeting from exercising their rights to request information, make comments and proposals, and did not set any pre-requisites to do so.

Yes No

The company has not made any further requirements above those set by the law.

S 1.3.5 The company published on its website within three days its answers to those questions which it was unable to answer satisfactorily at the general meeting. Where the company declined to give an answer it published its reasons for doing so.

Yes No

S 1.3.6 The chairman of the general meeting and the company ensured that in answering the questions raised at the general meeting, national laws and regulations of the Stock Exchange pertaining to disclosure were complied with.

Yes No

S 1.3.7 The company published a press release and held a press conference on the decisions passed at the general meeting.

Yes No

S 1.3.11 The company's general meeting decided on the different amendments of the articles of association in separate resolutions.

Yes No

S 1.3.12 The minutes of the general meeting containing the resolutions, the presentation of draft resolutions, as well as the most important questions and answers regarding the draft resolutions were published by the company within 30 days of the general meeting.

Yes No

Excerpts from the minutes were published on the website of the Budapest Stock Exchange (in Hungarian) 42 days after the general meeting.

S 1.4.1 The dividend was paid within 10 days to those shareholders who had provided all the necessary information and documentation.

Yes No

The dividend was paid on the starting day of dividend payment to those shareholders who had provided all the necessary information and documentation. Following this date, dividend is paid monthly to those shareholders providing the necessary documentation.

S 1.4.2 The company disclosed its policy regarding anti-takeover devices.

Yes No

S 2.1.2 The rules of procedure define the composition of the Managing Body and all procedures and protocols for the preparation and holding of meetings, the drafting of resolutions and other related matters.

Yes No

S 2.2.1 The rules of procedure and the work schedule of the Supervisory Board gives a detailed description of its operation and duties, as well as procedures and processes which the Supervisory Board followed.

Yes No

S 2.3.2 Board members had access to the proposals of a given meeting at least five days prior to the board meeting.

Yes No

S 2.3.3 The rules of procedure regulate the regular or occasional participation at board meetings of persons who are not members of the boards.

Yes No

The charter of the Board of Directors regulates this issue.

S 2.4.1 The election of the members of the Managing Body took place in a transparent way, information on candidates was made public at least five days prior to the general meeting.

Yes No

S 2.4.2 The composition of boards and the number of members complies with the principles specified in 2.4.2

Yes No

S 2.4.3 Newly elected, non-executive board members were able to familiarize themselves with the structure and operations of the company, as well as their duties as board members through a tailored induction programme.

Yes No

S 2.5.2 The separation of the responsibilities of the Chairman of the Managing Body from those of the Chief Executive Officer has been outlined in the basic documents of the company.

Yes No

S 2.5.3 The company has published a statement about the means it uses to ensure that the Managing Body gives an objective assessment of the executive management's work where the functions of Chairman and CEO are combined.

Yes No

S 2.5.6 The company's Supervisory Board has no member who held a position in the Managing Body or the executive management of the company in the three years prior to his nomination.

Yes No

S 2.7.5 The development of the remuneration system of the Managing Body, the Supervisory Board and the executive management serves the strategic interests of the company and thereby those of the shareholders.

Yes No

S 2.7.6 In the case of members of the Supervisory Board, the company applies a fixed amount of remuneration and does not apply a remuneration component related to the share price.

Yes No

S 2.8.2 The Managing Body developed its risk management policy and regulations with the cooperation of those executives who are responsible for the design, maintenance and control of risk management procedures and their integration into the company's daily operations.

Yes No

S 2.8.10 When evaluating the system of internal controls, the Managing Body took into consideration the aspects mentioned in 2.8.10

Yes No

S 2.8.12 The company's auditor assessed and evaluated the company's risk management systems and the risk management activity of the executive management, and submitted its report on the matter to the Audit Committee.

Yes No

The company's auditor receives regular information on the risk management system and the risk management operations, and it can follow and monitor these activities. During the audit process the audit reviews and analyses the risk management system and the efficiency of the risk management operations

for its own purposes, but it does no issue a report on such audits to any external party (e.g. Audit Committee).

S 2.9.1 The rules of procedure of the Managing Body, the Supervisory Board and the committees cover the procedure to be followed when employing an external advisor.

<u>Yes</u> No

S 2.9.4 The Managing Body may invite the company's auditor to participate in those meetings where it debates general meeting agenda items.

<u>Yes</u> No

S 2.9.5 The company's Internal Audit function co-operated with the auditor in order to help it successfully carry out the audit.

<u>Yes</u> No

S 3.1.2 The chairmen of the Audit Committee, Nomination Committee, Remuneration Committee (and any other committees operating at the company) regularly inform the Managing Body about the meetings of the committee, and the committees prepared at least one report for the Managing Body and the Supervisory Board in the given business year.

<u>Yes</u> No

S 3.1.4 The company's committees are made up of members who have the capabilities, professional expertise and experience required to perform their duties.

<u>Yes</u> No

S 3.1.5 The rules of procedure of committees operating at the company include those aspects detailed in 3.1.5

<u>Yes</u> No

S 3.2.2 The members of the Audit Committee were fully informed about the accounting, financial and operational peculiarities of the company.

<u>Yes</u> No

S 3.3.3 The Nomination Committee prepared at least one evaluation for the chairman of the Managing Body on the operation of the Managing Body and the work and suitability of the members of the Managing Body.

Yes <u>No</u>

There was an evaluation on the operation of the Board of Directors. In 2007, there was no evaluation on the works of individual members.

S 3.3.4 The majority of the members of the Nomination Committee are independent.

<u>Yes</u> No

S 3.3.5 The rules of procedure of the Nomination Committee includes those details contained in 3.3.5

Yes <u>No</u>

S 3.4.5 The Remuneration Committee prepared the Remuneration Statement.

Yes <u>No</u>

The company provides detailed information on the remuneration principles of the Board of Directors, Supervisory Board and management in the corporate governance chapter of the annual report. It also publishes the cumulated sum of key management compensation as part of the annual financial statements.

S 3.4.6 The Remuneration Committee exclusively consists of non-executive members of the Managing Body.

Yes <u>No</u>

S 4.1.4 The disclosure guidelines of the company at least extend to those details contained in 4.1.4

Yes <u>No</u>

The Managing Body informed shareholders in the annual report on the findings of the investigation into the efficiency of disclosure procedures.

Yes <u>No</u>

S 4.1.7 The company's financial reports followed IFRS guidelines.

<u>Yes</u> No

S 4.1.16 The company also prepares and releases its disclosures in English.

<u>Yes</u> No

Item No. 2

Election of the auditor for the 2008 financial year and determination of its remuneration as well as the material elements of its engagement

The Board of Directors of the Company, after evaluating Ernst & Young in respect of its 2007 performance and its binding offer for the 2008 audit tasks, proposes further cooperation with Ernst & Young in 2008.

Proposed resolution

The Audit Committee proposes to the Annual General Meeting the election of Ernst & Young Könyvvizsgáló Kft. (1132 Budapest, Váci út 20.), namely Judit Szilagyi (registration number: MKVK-001368), substituted in case of hindrance by Zsuzsanna Bartha (registration number: MKVK-005268), to be the independent auditor of MOL Plc. for the year 2008, until the AGM closing the year but latest 30 April 2009. The Audit Committee proposes the audit fee for MOL Plc. for 2008 to be HUF 90.64 million plus VAT.

In addition to the abovementioned, the material elements of the contract with the auditor are as follows:

- Scope:

  Audit of the statutory financial statements of MOL Plc. prepared for the year 2008 in accordance with Law C of 2000 on accounting and the audit of the consolidated financial statements of MOL Group prepared for the year 2008 in accordance with the International Financial reporting Standards (IFRS).

- Billing and settlement:

  In 12 equal monthly installments, invoices are submitted by the 5th day of the following month and MOL Plc. is obliged to settle them in 30 days.

- Term of the contract:

  From 23 April 2008 until the Annual General Meeting closing the year 2008 but latest 30 April 2009.

- In any other questions the general terms and conditions relating to audit agreements of Ernst & Young Könyvvizsgáló Kft. shall apply.

Item No. 3

Authorization of the Board of Directors to acquire treasury shares

Background, evaluation of the current situation

The authorisation granted by the Annual General Meeting of MOL Plc on 26 April 2007 for the Board of Directors to purchase treasure shares shall expire at the end of October 2008. The Board of Directors asks for a new authorisation from the General Meeting to purchase treasury shares from the General Meeting to October 2009.

In its strategy MOL set the optimum level of its gearing (net debt to net debt to equity) in a range around 30%. As a result of favourable earnings and delay in acquisitions the capital structure of the company reached an inefficient level and at the end of March 2007 net cash to the sum of net debt and total equity was 14.7%. As a solution for the capital structure optimisation the company restarted the treasury share buy-back program. This was the quickest way to return cash to the shareholders. As a result of the share purchases in 2007 and 2008, MOL's gearing ratio returned to a normal range.

The Board of Directors of MOL would like to maintain the authorisation for further share purchases in order:

- to protect shareholders from possible share overhang, similarly to the APV transaction made in 2005, MOL should be able to purchase a larger block of shares,
- to use treasury shares as acquisition currency like in the case of Slovnaft, and to use the shares to create strategic partnerships, like with Oman Oil Company,
- to be able to exercise in the money call options,
- to maintain flexibility for further shareholder structure optimisation and share cancellation.

Proposed resolution

The Board of Directors proposes the Annual General Meeting of 2008 to authorise the Board of Directors of the Company to acquire treasury shares – simultaneously setting aside the resolution No 7 of the April 26 2007 AGM – pursuant to the following terms and conditions:

- Purpose of acquiring the treasury shares:
  - supporting the achievement of the strategic goals of MOL, particularly use of treasury shares as consideration in acquisition transactions, or
  - operation of share-based incentive schemes, or
  - adding a new potential measure to optimize the capital structure through the repurchase of outstanding share capital (eventually, if justified by later cancellation of shares re-purchased), or
  - facilitating the implementation of potentially attractive share-based or hybrid financing instruments.

- Mode of acquisition of treasury shares: with or without consideration, either on the stock exchange or through public offer or on the OTC market if not prohibited by legal regulations.
- The authorisation empowers the Board of Directors to acquire any shares of the Company with any par value.
- The amount (number) of shares that can be acquired: the total amount of nominal value of treasury shares owned by the Company at any time may not exceed 25 % of the actual share capital of the Company.

- The period of validity of the authorisation: from the resolution made on the Annual General Meeting for an 18 months period.

If the acquisition of the treasury shares is in return for a consideration, the minimum amount can be paid in return for one piece of share is HUF 1, while the maximum amount is the highest amount of the effective stock exchange price level of the day of the transaction, or of the volume weighted average stock exchange prices of 90 trading days before the date of the transaction or of the volume-weighted average stock exchange price of 90 trading days before the date of signing the agreement for acquiring the treasury shares (particularly purchase agreement, call option agreement or other collateral agreement).

Item No. 4

Election of the members of the Board of Directors

Mandate of 4 members (Zsolt Hernádi, György Mosonyi, Iain Paterson and Dr. Gábor Horváth) of the Board of Directors (consisting of 11 members) shall expire on 24 February, 2009. Accordingly, it is reasonable to elect (re-elect) such members at the AGM to be held on 23 April, 2008, without holding another general meeting.

Proposal on the members of the Board of Directors:

The Board of Directors proposes to reelect Zsolt Hernádi, György Mosonyi, Iain Paterson and Dr. Gábor Horváth from 25 February 2009 until 24 February 2014.

Proposed resolution

The Board of Directors proposes the Annual General Meeting to elect Mr. Zsolt Hernádi to be member of the Board of Directors from February 25, 2009 to February 24, 2014.

Proposed resolution

The Board of Directors proposes the Annual General Meeting to elect Mr. György Mosonyi to be member of the Board of Directors from February 25, 2009 to February 24, 2014.

In compliance with 25. § (1) of the Company Act, the Board of Directors proposes the Annual General Meeting to approve Mr. Mosonyi's position as member of supervisory board of Slovnaft, a.s.

Proposed resolution

The Board of Directors proposes the Annual General Meeting to elect Mr. Iain Paterson to be member of the Board of Directors from February 25, 2009 to February 24, 2014.

Proposed resolution

The Board of Directors proposes the Annual General Meeting to elect Dr. Gábor Horváth to be member of the Board of Directors from February 25, 2009 to February 24, 2014.

The Board of Directors proposes to elect Mulham Basheer Abdullah Al Jarf from the day following the closing of the general meeting until 22 April 2013 as member of the Board of Directors.

Mr Mulham (38) has wide experience in both Upstream and Downstream businesses and a wide regional knowledge in Middle-East and Central Asia, which could support MOL by executing MOL's international growth strategy. Central Asia and Middle-East are considered as one of our strategic focus areas, Mr Mulham's deep knowledge and business relationships in these regions would significantly strengthen MOL's growth opportunities in upstream, downstream and natural gas businesses directly and through partnerships.

Mr. Mulham is the deputy CEO of Oman Oil Company since 2004. He is member of the board in the following companies: Sohar Aluminium (Oman), GS EPS Energy South Korea, Oman Arab Bank, Oman Polypropylene Co., Oman Oil Marketing Co., Oman Trading International, Sohar Refinery Co. He has work experience in Oman Gas Company, Ministry of Oil and Gas and General telecommunications Co in Oman. He graduated international business and finance from the USA and he is Barrister at Law of the Bar of England and Wales.

Proposed resolution

The Board of Directors of MOL Plc. proposes for the Annual General Meeting to elect Mr. Mulham Basheer Abdullah Al Jarf for Board membership from the day following the closing of the general meeting until 22 April 2013.

In compliance with 25. § (1) of the Company Act, the Board of Directors proposes the Annual General Meeting to approve Mr. Mulham's positions as Board member of the following companies: Sohar Aluminium (Oman), GS EPS Energy South Korea, Oman Arab Bank, Oman Polypropylene Co., Oman Oil Marketing Co., Oman Trading International Limited-Dubai, Sohar Refinery Co.

Item No. 5

Determination of the fees of the members of the Board of Directors and approval of the compensation system for the members of the Board of Directors' based on the results of the Company

To ensure uniformity and transparency the following remuneration system is proposed for the Board members:
The system consists of two elements:

- *fix remuneration, and*
- *incentive – based on the profitability of the company using the so-called value added method.*

1. **Fix remuneration**

Proposed resolution

The Supervisory Board proposes to the AGM to define the fix remuneration of the Board members as it follows:

From 1 January 2009 the Board members will be entitled, pro rata with the term of their appointment in the given calendar year to the following net amount of remuneration per annum following the AGM:

Members of the Board of Directors	25 000 EUR
Chairmen of the Committees	31 250 EUR

A Board member who is a citizen of a country other than the Republic of Hungary and who is ordinarily resident outside of Hungary and needs to travel to Hungary to attend such meetings will receive up to maximum EUR 1,500 (gross) 15 times per annum for each meeting of the Board or a committee of the Board attended.

The Supervisory Board will control the implementation of the fix remuneration scheme.

2. Incentive system of the Board members – subject to the profitability of the company

In accordance with Article 2.2 p) of the Articles of Association the Annual General meeting has the exclusive authority "to approve the remuneration system of the Board subject to the profitability of the company, based on the proposal of the Supervisory Board.

The AGM approved the long term incentive scheme of the Board members as the convertible bond program (AGM of 01/09/2003, resolutions nos. 73-74.). The 5 years term of the convertible bond program will end in 2008.

To provide incentive for the Board members we propose to implement an incentive system based on the value added method, which can recognise the increase in the long-term sustainable development of profitability based on the 'value added methodology', and thus can ensure that the interests of the participants in the incentive program can coincide with those of the shareholders.

The incentive system based on the value added method will support commitment of the participants and motivate them towards increasing the absolute value-added as their incentive will depend on the produced added value.

Proposed resolution

The Supervisory Board proposes to the AGM to approve the incentive system based on the value added method – subject to the profitability of the company - for the Board members as it follows:

a) Methodology and goal of the value added-based incentive program

The annual incentive of the Board Members will be determined according to an economic value added methodology. The Economic Value Added will recognise performance as a result on top of the cost of capital invested. The incentive will consist of two parts: an absolute part (recognising the performance only of the given year) and an incremental part (recognising the performance of the given year compared to the average of the previous years). Thus this methodology will reward the Board Members for increasing shareholder value on long-term and as a sustainable improvement.

b) Determination of Value Added

Value added will recognise the value on top of the cost of capital invested (equity and long term debt), according to the following:

Value added on top of the cost of capital invested = NOPAT – capital invested * cost of capital invested,

where

NOPAT = Net Operating Profit After Tax (i.e. "profit from operations" of the IFRS consolidated income statement of the given year * (1- effective tax rate))

where

effective tax rate = "income tax expense" of the IFRS consolidated income statement of the given year divided by the "profit before tax" of the IFRS consolidated income statement of the given year

capital invested = arithmetic average of the sum of the opening and the sum of the closing balances of the IFRS consolidated balance sheet of the given year of the following balance sheet lines: "total equity" + "total non-current liabilities" – "provisions" + "current portion of long-term debt"

cost of capital invested = [equity / (equity + debt)] * cost of equity + [debt / (equity + debt)] * cost of debt * (1 – effective tax rate)

the cost of capital invested will be determined each year, prior to the payment of the bonus according to the process and definitions described in details in Section j), with the review and approval of the Auditor.

c) Evaluation of performance of Board members in the given year

The incentive of one Board member = 50% * absolute part + 50% * incremental part,

but with a minimum value of 0

where

absolute part = value added on top of the cost of capital invested * 0,1 %,
but with a minimum value of 0

incremental part = [value added on top of the cost of capital invested (of the given year) – average value added on top of the cost of capital invested (of the previous 3 years)] * 0,25 %,
but with a minimum value of 0

where

average value added on top of the cost of capital invested (of the previous 3 years) = [value added on top of the cost of capital invested (of the given year – 3 years) + value added on top of the cost of capital invested (of the given year – 2 years) + value added on top of the cost of capital invested (of the given year – 1 year)] / 3.

d) Share of one Board member from the value added

- Members of the Board of Directors: incentive as defined in section c)
- Chairman of the Board: additional 40 % added to the incentive payable to Board members. If the Chairman is an executive member, then the non-executive vice-chairman will be entitled to this amount.

e) Definition of the incentive
The incentive will be defined as a net amount according to the method described in section c). Taxes, duties and other payables after the incentive will be defined in accordance with the relevant Hungarian tax and social insurance regulations, and the treaties on the avoidance of double taxation.

f) The currency of payment
The incentive will be defined in Hungarian Forint (HUF), because the reporting currency of the Group is also HUF. In case of any change in the reporting currency, the currency of the incentive will be changed automatically.

g) The timing of payment
The incentive will be paid, as the latest, until the 5th working day of the 2nd month after the AGM (this is the date of payment). The precondition of the payment is the AGM approval for the audited financial statements.
If the membership is terminated during or after the relevant year but before the date of payment, then the due amount will be paid only after the AGM, as in case of other members.
In case of the death of the Board member, the lawful heir (public document is required) will be entitled to receive the amount, but not earlier than the members.

h) Defining the entitlement for the incentive
The entitlement period will be between 1 January and 31 December in the year for which the target setting is valid, calculating with calendar days for the term of the relevant Board membership.

i) Control of the execution of the incentive program

The Supervisory Board will control the execution of the value added-based incentive system.

j) Further definitions

The cost of capital invested applied in the incentive program for the given year will be determined each year following the AGM approval of the financial statements, with the review and approval of the Auditor. The value of the cost of capital invested defined in the previous year will be modified for the given year if – due to significant market developments or Company events – its value is changed by 0.5% points or more. After the revision the cost of capital invested will be applied in a form rounded to 0.25%points.
Definitions:

cost of capital invested = [equity / (equity + debt)] * cost of equity + [debt / (equity + debt)] * cost of debt * (1 – effective tax rate)

where

cost of equity = risk free rate + Beta * market risk premium

The cost of equity is the rate of return expectation of the shareholders expressed in percentage. Its calculation is based on the CAPM (Capital Asset Pricing Model) methodology, where:

risk free rate = average 10-year Hungarian bond rate of the given year (calculated from daily data)

Beta = the measure of the relative risk of the company compared to the market portfolio according to investors. It is calculated in MOL Group separately for each division (from long term market prices of those numerous and publicly traded companies, which have similar activities) and the Beta of the company is given by the asset-weighted average of these values.

market risk premium = the expected extra yield of the market portfolio above the return of the risk free asset. It will be determined by MOL Group based on the extra return of equity indices, taking the latest economic literature into consideration.

cost of debt = risk free rate + average cost of debt above the risk free rate

Item No. 6

Election of a member of the Board of Directors appointed for the first time by the Hungarian Energy Office in accordance with Article 4/A of Act XLII of 2003 on Gas Supply

Antecedents, evaluation of the current situation

As provided in Article 4/A of Act XLII of 2003 on Gas Supply, the person having adequate professional qualifications and experiences and appointed by HEO will be entitled to participate in the business management of companies that have strategic significance in the security of the country's gas supply.

The supreme body of the company is obliged to elect the person appointed for the first time by the Hungarian Energy Office ("HEO") as the member of the Board of Directors on its first meeting following such appointment. The elected member of the Board of Directors shall have no right to vote, and shall exclusively participate in the meetings of the Board of Directors with the right of consultation. Whenever the quorum of the Board of Directors or the number of members present is identified such person shall not be included in the headcount. The delegated member of the Board of Directors shall have no right of representation. This person shall be invited to attend the meetings of the Board of Directors by sending him the agenda.

The delegated person may independently form his position to be represented at the meetings of the Board of Directors, consequently his opinion or position or activities shall not be deemed as HEO's position.

The delegated member shall regularly inform HEO on his activities, and shall regularly report HEO on his position presented at the meetings of the Board of Directors in issues related to the security of public supply, as well as to pursue this activity until his appointment is revoked.

He is obliged to inform the Board of Directors in writing, if the resolution adopted is, to his best judgement, in conflict with any law on energy or natural gas industry, or it otherwise is injurious to the principles of the country's energy policy.

The delegated member of the Board of Directors will not be responsible for the decisions adopted by the corporate bodies.

HEO has appointed **dr. Gyula Dávid,** as the person to be delegated as member of MOL Plc's Board of Directors for the first time.

Proposed resolution

The Board of Directors proposes to the General Meeting (AGM) to elect dr. Gyula Dávid as member of MOL Plc's Board of Directors pursuant to Article 4/A of Act XLII of 2003 on Gas Supply ("GSA"), in accordance with the appointment of the Hungarian Energy Office, as the person to be delegated for the first time, for a term commencing with April 23, 2008 until his appointment is revoked or the legal obligation to elect such an appointee ceases, provided that the newly elected member of the Board of Directors will exclusively have the rights, as specified in the GSA.

Item No. 7

Election of a member of the Supervisory Board appointed for the first time by the Hungarian Energy Office in accordance with Article 4/A of Act XLII of 2003 on Gas Supply

Antecedents, evaluation of the current situation

As provided in Article 4/A of Act XLII of 2003 on Gas Supply ("GSA"), a person having adequate professional qualifications and experiences and appointed by the Hungarian Energy Office ("HEO") will be entitled to participate in the supervision of the business management of companies that have strategic significance in the security of the country's gas supply.

The supreme body of the company is obliged to elect the person appointed for the first time by HEO as the member of the Supervisory Board on its first meeting following such appointment. The elected member of the Supervisory Board shall have no right to vote, and shall exclusively participate in the meetings of the Supervisory Board with the right of participation and consultation. Whenever the quorum of the Supervisory Board or the number of members present must be identified, such person shall not be included in the headcount. The delegated member of the Supervisory Board shall have no right of representation. This person shall be invited to attend the meetings of the Supervisory Board by sending him the agenda.

The delegated person may independently form his position to be represented at the meetings of the Supervisory Board, consequently his opinion or position or activities shall not be deemed as HEO's position.

The delegated member shall regularly inform HEO on his activities, and shall regularly report HEO on his position presented at the meetings of the Supervisory Board in issues related to the security of public supply, as well as to pursue this activity until his appointment is revoked.

He is obliged to inform the Supervisory Board in writing, if the resolution adopted is, in his best judgement, in conflict with any law on energy or natural gas industry, or it otherwise harms the principles of the country's energy policy.

The delegated member of the Supervisory Board will not be responsible for the decisions adopted by the corporate bodies.

HEO has appointed **István Gergely,** as the person to be delegated as member of MOL Plc's Supervisory Board for the first time.

Proposed resolution

The Board of Directors proposes to the General Meeting (AGM) to elect István Gergely as member of MOL Plc's Supervisory Board pursuant to Article 4/A of Act XLII of 2003, on Gas Supply ("GSA"), appointed by the Hungarian Energy Office as the person to be delegated for the first time, for a term commencing with April 23, 2008 until his appointment is revoked or the legal obligation to elect such an appointee ceases, provided that the newly elected member of Supervisory Board will exclusively have the rights as specified in the GSA.

Item No. 8

Amendments of the Articles of Association (Share capital and shares, Voting Right, Shareholder group, Transfer of shares, General Meeting, Board of Directors, Convening the Board of Directors and its procedures of operation, Increase and decrease of share capital, Documents, Representation, Supervisory Board)

11. TRANSFER OF SHARES

Amendment of Article 11.1.

In Article 11.1 of the Article of Associations, the reference to the provisions of the Company Act is not correct as a result of the recent changes in the law.

To avoid the Articles of Associations to be amended once again as a result of eventual changes in the law in the future, we propose the cancellation of the reference in Article 11.1 to the exact legal regulation.

Proposed resolution

The Board of Directors proposes the Annual General Meeting the amendment of Article 11.1. of the Articles of Association as follows *(wording proposed to delete crossed, new wording in bold)*:

„11.1 Shares shall be transferred in compliance with **the relevant** Articles ~~180 (3)~~ of the Company Act. Transfer shall only be binding upon the Company and the shareholder shall be entitled to exercise his shareholder's rights only if such shareholder (or shareholder's proxy) has been duly registered into the share register in compliance with the applicable rules."

Amendment of Article 11.2.

Pursuant to 202. § (9) of the Company Act, if the shareholder's ownership on the share(s) is terminated is terminated by the debiting of the securities account, the keeper of the security account is obliged to notify the keeper of the share register regarding this fact within 2 workdays.
In contrary to this, the notification has to be made within 5 days pursuant to Article 11.2 of the Articles of Association.

Considering that the Articles of Associations may not diverge from the above provisions of the Company Act, we propose the appropriate amendment of Article 11.2.

Proposed resolution

The Board of Directors proposes the Annual General Meeting the amendment of Article 11.2. of the Articles of Association as follows *(wording proposed to delete crossed, new wording in bold)*:

„11.2 The keeper of security account or the depository, if the shareholder previously registered in the share register, shall report to the Company within ~~five~~ **two work**days that the shareholder's ownership on the share(s) is terminated by debiting of the shareholder's security account or by termination of the deposit. The keeper of the share register shall be responsible for the deletion from the share register on the basis of such reporting. The deleted data shall, however, remain observable."

12. GENERAL MEETING

Amendment of Article 12.2.

According to Articles 12.2. m) and n) of the Articles of Associations, the general meeting has the exclusive scope of authority and competence to decide on the transfer of control over the crude oil refineries of the Company located In Százhalombatta or Tiszaújváros and in the decision on the transfer of the Company's ownership interest in a subsidiary pursuing natural gas transport and system administration activity or the approval of the increase of the registered capital of such a subsidiary, in case the transfer or the capital increase would result that the voting rights attached to the Company's ownership interest in such subsidiary decreases below 25 % + 1 vote.

Taken into consideration that according to 1 § (2) of Act CXVI of 2007 on the amendment of certain laws pertaining enterprises having high significance from the aspect of security of public supply the decision of the supreme body is required for the transfer of the basic assets of the company having strategic significance, indication of the above provisions in the Articles of Association is unnecessary. Based on this, we propose to cancel Articles 12.2. m) and n).

Proposed resolution

The Board of Directors proposes the Annual General Meeting the cancellation of Articles 12.2. m) and n) of the Articles of Association as follows *(wording proposed to delete crossed)*:

„12.2. The general meeting shall have the exclusive scope of authority and competence in the following matters:
[...]

m.) ~~decision on transferring control over the crude oil refineries of the Company located In Százhalombatta or Tiszaújváros~~;

n.) ~~decision on the transfer of the Company's ownership interest in a subsidiary pursuing natural gas transport and system administration activity or the approval of the increase of the registered capital of such a subsidiary, in case the transfer or the capital increase would result that the voting rights attached to the Company's ownership interest in such subsidiary decreases below 25 % + 1 vote~~;"

Amendment of Article 12.7.

According to the present effective Article 12.7 of the Articles of Associations, the general meeting shall be held in Budapest, the exact place, date and its agenda is specified by the Board of Directors. As per 232 § (5) of the Company Act, the place of the general meeting is the seat of the company or its business premise except if the Articles of Associations or the Board of Directors disposes contrary to this.

Considering the above, we propose the amendment of Article 12.7 as follows: determination of the place of the general meeting is the competence of the Board of Directors.

Proposed resolution

The Board of Directors proposes the Annual General Meeting the amendment of Article 12.7. of the Articles of Association as follows *(wording proposed to delete crossed, new wording in bold)*:

„12.7 The ~~general meeting shall be held in Budapest; the~~ Board of Directors shall specify the exact place, date and agenda **of the general meeting**. In case a general meeting does not have a quorum, then a second general meeting convened within 15 (fifteen) days from the date of the first meeting shall have a quorum in respect of all issues put on the original Agenda, irrespective of the number of shareholders being present."

Amendment of Article 12. with respect to the waiver defined in 30. § (5) of the Company Act

According to 30 § (5) of the Company Act, the Articles of Association may set forth that the general meeting is obliged to put on its agenda annually the evaluation the work of the executive officers performed in the previous business year and to make a resolution on the waiver which may be granted for the executive officers. The waiver becomes void if the court assesses subsequently in its final decision that the information serving as a ground for granting the waiver were incorrect or deficient.

Considering the above, we propose to amend chapter 12 of the Articles of Associations ("General Meeting") by adding a provision on the above indemnity.

Proposed resolution

The Board of Directors proposes the Annual General Meeting the amendment of chapter 12 of the Articles of Association by inserting a new Article 12.12. as follows *(new wording in bold)*:

„12.12. The Annual General Meeting is obliged to put on its agenda annually the evaluation the work of the Board of Directors performed in the previous business year and to make a resolution on the waiver which may be granted for the Board of Directors."

15. BOARD OF DIRECTORS

Amendment of Article 15.1.

According to the present Article 15.1, the Board of Directors shall have nine to eleven natural person members. As this regulation stricter than the relevant provision of the Company Act (which defines 3-11 members) is unnecessary, we propose to cancel the above provision.

Proposed resolution

The Board of Directors proposes the Annual General Meeting the cancellation of the second sentence of Article 15.1. of the Articles of Association as follows *(wording proposed to delete crossed)*:

„15.1. The Board of Directors is the executive management body of the Company. ~~The Board of Directors shall have nine to eleven natural person members.~~"

Amendment of Article 15.3.

According to Article 15.3.1, the Board of Directors adopts its decisions by simple majority of the votes, with the exception of issues specified in Articles 15.3.2 and 15.3.3. Provisions of Articles 15.3.2 and 15.3.3 mean unreasonable restrictions of decision-making of the Board of Directors. Considering that rules of decision-making of the Board of Directors should be regulated in the by-laws of the Board of Directors than in the Articles of Association, we propose to cancel Articles 15.3.2 and 15.3.3 and to amend Article 15.3.1 respectively.

Proposed resolution

The Board of Directors proposes the Annual General Meeting the amendment of Article 15.3. of the Articles of Association as follows *(wording proposed to delete crossed, new wording in bold)*:

„15.3.~~1~~ The Board of Directors adopts its decisions by simple majority of the votes, with the exception of issues specified in **the by-laws of the Board of Directors.** ~~Articles 15.3.2 and 15.3.3~~

~~15.3.2. The validity of any decision of the Board of Directors on the issues specified in articles 15.2 a.), c.), e.) and g.) requires an additional vote in excess of a simple majority of the votes.~~

~~15.3.3. In case of a capital increase through private placement of new shares or public issue of new "a" series of shares pursuant to articles 15.2. n) and 17.d) the decision of the Board of Directors shall require at least nine "yes" votes of the members. The decision shall be rendered at a meeting of the Board of Directors held with the personal attendance of the members.~~"

Amendment of Article 15.5.

With respect to the cancellation of the second sentence of Article 15.1, Article 15.5 is unnecessary as well; therefore we propose to cancel the above provision.

Proposed resolution

The Board of Directors proposes the Annual General Meeting the cancellation of Article 15.5. of the Articles of Association as follows *(wording proposed to delete crossed)*:

„15.5. ~~In the event the number of the members of the Board of Directors falls below nine, a general meeting shall be convened to elect new members.~~"

17. INCREASE AND DECREASE OF SHARE CAPITAL

Amendment of Article 17.a.)

According to the second sentence of Article 17.a), decrease of share capital can only be performed through replacement or stamping of the shares. As the shares issued by the Company are dematerialized, the above sentence is not interpretable, thus we propose the cancellation thereof.

Proposed resolution

The Board of Directors proposes the Annual General Meeting the cancellation of the second sentence of Article 17.a.) of the Articles of Association as follows *(wording proposed to delete crossed)*:

„17. INCREASE AND DECREASE OF SHARE CAPITAL

a.) Unless otherwise provided by law, the general meeting shall be competent to decide on the reduction of share capital. ~~Reduction of share capital can only be performed through replacement or stamping of the shares.~~"

18. DOCUMENTS

Amendment of Article 18.1.

In Article 18.1 of the Article of Associations, the reference to the provisions of the Company Act is not correct as a result of the recent changes in the law.

To avoid the Articles of Associations to be amended once again as a result of eventual changes in the law in the future, we propose the cancellation of the reference in Article 18.1 to the exact legal regulation.

Proposed resolution

The Board of Directors proposes the Annual General Meeting the amendment of Article 18.1. of the Articles of Association as follows *(wording proposed to delete crossed, new wording in bold)*:

„18.1. An attendance list shall be drawn up at the general meeting pursuant to **the relevant** Articles ~~235~~ of the Company Act. The signatures of the Chairman and the minute's keeper of the general meeting shall certify this list."

Amendment of Article 18.2.

In Article 18.2 of the Article of Associations, the reference to the provisions of the Company Act is not correct as a result of the recent changes in the law.

To avoid the Articles of Associations to be amended once again as a result of eventual changes in the law in the future, we propose the cancellation of the reference in Article 18.2 to the exact legal regulation.

Proposed resolution

The Board of Directors proposes the Annual General Meeting the amendment of Article 18.2. of the Articles of Association as follows *(wording proposed to delete crossed)*:

„18.2. Minutes taken at the general meeting shall contain all data defined by ~~Article 239 of~~ the Company Act, whereas minutes taken at meetings of the Board of Directors shall contain the following:

a) the names of participants in the meeting;

b) the procedure of the meeting and each resolution adopted; and

c) all appointments made by the Board of Directors.

The minutes shall be certified by the signature of the respective chairman of the general meeting and by the minute's keeper, as well as by a designated member of the Board of Directors, and, in the case of the minutes of the general meeting, by a shareholder appointed for such purpose."

20. REPRESENTATION

Amendment of Article 20.1.

In Article 20.1 of the Article of Associations, the reference to the provisions of the Company Act is not correct as a result of the recent changes in the law.

To avoid the Articles of Associations to be amended once again as a result of eventual changes in the law in the future, we propose the cancellation of the reference in Article 20.1 to the exact legal regulation.

Proposed resolution

The Board of Directors proposes the Annual General Meeting the amendment of Article 20.1. of the Articles of Association as follows *(wording proposed to delete crossed)*:

„20.1. The Board of Directors - as a body - shall be entitled to represent the Company in general, in each case and with respect to any third person, pursuant to ~~Article 39 (1) of~~ the Company Act."

22. SUPERVISORY BOARD

Amendment of Article 22.2.

Fourth sentence of Article 22.2 of the Articles of Associations contains an unnecessary provision, as 36. § (2) of the Company Act is stricter than those in the said sentence of the Articles.

Considering the above, we propose to cancel the fourth sentence from Article 22.2 of the Articles of Associations.

Proposed resolution

The Board of Directors proposes the Annual General Meeting the amendment of Article 22.2. of the Articles of Association as follows *(wording proposed to delete crossed)*:

„22.2. Members of the Supervisory Board shall elect a chairman from among themselves. The Board itself shall define the by-laws of the Supervisory Board, and these shall be approved by a resolution of the general meeting. The Company may not employ members of the Supervisory Board with the exception of the employee members appointed by the Central Works Council. ~~Stipulations of Articles 23 (1) and (2), and 25 of the Company Act shall also be applicable to the members of the Supervisory Board.~~"

Item No. 9

Decision on the waiver to be granted to the executive officers according to 30.§ (5) of the Company Act

Antecedents, evaluation of the current situation

According to 30 § (5) of the Company Act, the Articles of Association may set forth that the general meeting is obliged to admit to its agenda annually the evaluation the work of the executive officers performed in the previous business year and to make a resolution on the waiver which may be granted for the executive officers.
The waiver becomes void if the court assesses subsequently in its final decision that the information serving as a ground for granting the indemnity were incorrect or deficient.

Based on the above, in case chapter 12 ("General meeting") of the Articles of Association shall be amended by inserting a provision on the above waiver, then the general meeting, under this separate item of the agenda, may make resolution on the waiver with respect to the 2007 business year.

Resolution proposal

The Board of Directors proposes the Annual General Meeting to – as per Article 12.12. of the Article of Association - approve the work of Board of Directors performed in the 2007 business year and to grant for the Board of Directors the waiver defined in 30. § (5) of the Company Act.

Item No. 10

Decision on capital decrease

Antecedents, evaluation of the current situation

As a result of strong earnings, disciplined capex and delay in acquisitions, the net cash position in balance sheet increased considerably during the first half of 2007, therefore the Board of Directors decided to start a capital optimisation program. Based on the authorisation granted by the Annual General Meeting of MOL Plc. on 26 April 2007, the company restarted the treasury buy-back program.

At the same time on 22 June 2007, we stated that at the next AGM the Board of Directors would propose the withdrawal of part of the treasury shares in order to increase the shareholders' return.

In order to maintain the financial flexibility of the company, the Board of Directors proposes a share capital decrease of 5% to the shareholders. The proposed share capital cancellation of 5% plus a dividend yield of around 4%calculated at a share price of HUF 20,000-22,000, the shareholder payout in total could reach around 9% of the share price, resulting one of the highest cash contributions among peers.

According to 315. § of the Company Act, the validity of the resolution on the capital decrease requires the *separate* approval of the holders of the affected class of shares in the manner specified in the Articles of Association as well. According to the second paragraph of Article 12.10 of the Articles of Association, the holders of the series of shares present at the general meeting shall decide upon such approval by simple majority of the votes.

Resolution proposal

The Board of Directors proposes the holders of "A" series shares present at the general meeting to grant their approval to the proposed capital decrease in compliance with 315 § of the Company Act and the second paragraph of Article 12.10 of Articles of Association.

Resolution proposal

The Board of Directors proposes the Annual General Meeting to decrease the Company's share capital as follows

Extent of the capital decrease:
By withdrawal of 5.483.775 pieces registered ordinary shares of the series "A" with a par value of HUF 1,000 each owned by the Company (treasury shares), decrease of the share capital with HUF **5.483.775.000** to HUF **104.191.727.578.**

Reason of the capital decrease:
Change of capital structure in order to increase the shareholders' return.

Method of effectuation of the capital decrease:
Decrease of the number of registered ordinary shares of the series "A" with a par value of HUF 1,000, with 5.483.775 pieces of shares owned by the Company (treasury shares). The capital decrease shall not affect the other shareholders' shareholdings.

The Annual General Meeting authorizes the Board of Directors to complete the tasks in connection with the effectuation of the capital decrease (share withdrawal), particularly the tasks defined in the Company Act (Act IV of 2006) and the Act on the company registration (Act V of 2006).

In case the process of the capital increase shall be successfully completed, the resolution of the Annual General Meeting on the capital increase qualifies as amendment of the initial sentence and point a) of Article too, as follows:

"7.2. The Company's share capital amounts to HUF **104.191.727.578**, i.e. **one hundred and four billion one hundred and ninety-one million seven hundred and twenty-seven thousand five hundred seventy eight** forint, represented by

a) **104.191.148** pieces registered ordinary shares of the series "A" with a par value of HUF 1,000 each, and 578 pieces of registered ordinary shares of the series "C" with a par value of HUF 1,001 each, issued at a price of HUF 6,000 each, in exchange for in kind contribution and providing identical rights to the holders of such shares, and"

Additional agenda item at the request of a shareholder holding more than 1% of MOL shares

Item No. 11

„Decision on the shareholder proposal to designate an auditor on the basis of §49 (3) of the Companies Act (Act 4 of 2006) with the purpose of examining the last annual report (of 2007) and certain events that took place within the management during the last 2 years."

OMV Clearing und Treasury GmbH (hereinafter: OMV) in its capacity as a shareholder holding more than 1% of the voting rights in MOL has requested that this item be put on the agenda of the general meeting on the basis of § 217 and § 300 of Act 4 of 2006 on Companies.

According to § 49 (3) of the Companies Act a shareholder is entitled to request that the last annual report prepared in accordance with the Accounting Act or events that took place within the management during the last two years be examined by an auditor.

The Board of Directors of the Company is of the view that the proposed resolution of OMV does in part not fulfill the conditions set by § 49 (3) of the Companies Act.

On the basis of the above the Board of Directors submits in accordance with § 49 (3) of the Companies Act the following proposed resolutions in relation to the agenda item proposed by OMV:

Proposed resolution:

„The general meeting resolves that an auditor be designated to examine the last annual report (of 2007) prepared in accordance with the Accounting Act on the basis of 49 § 3 of the act on Companies (Act 4 of 2006) with the scope and to the extent stipulated by legal provisions related to auditors and auditing.

Choosing the person of and concluding a contract with the auditor is the task of the Board of Directors, acting in good faith in order to enforce the rights of shareholders granted by law in relation to auditing as well as the provisions of this resolution.

In its report the auditor shall present in detail all facts on which it based its report. If such fact constitutes a business secret of the Company, the auditor shall only include in its report the information necessary (if justified, in abbreviated form) to construe the opinion of the auditor and to formulate a grounded opinion."

Proposed resolution

„The general meeting resolves that an auditor be designated to examine the share lending agreement concluded with MFB Invest Zrt. dated July 2, 2007 on the basis of 49 § 3 of the act on Companies (Act 4 of 2006) with the scope and to the extent stipulated by legal provisions related to auditors and auditing.

Choosing the person of and concluding a contract with the auditor is the task of the Board of Directors, acting in good faith in order to enforce the rights of shareholders granted by law in relation to auditing as well as the provisions of this resolution.

In its report the auditor shall present in detail all facts on which it based its report. If such fact constitutes a business secret of the Company, the auditor shall only include in its report the information necessary (if justified, in abbreviated form) to construe the opinion of the auditor and to formulate a grounded opinion."

Proposed resolution

„The general meeting resolves that an auditor be designated to examine the share lending agreement concluded with OTP Bank Nyrt. and disclosed on June 22, 2007 on the basis of 49 § 3 of the act on Companies (Act 4 of 2006) with the scope and to the extent stipulated by legal provisions related to auditors and auditing.

Choosing the person of and concluding a contract with the auditor is the task of the Board of Directors, acting in good faith in order to enforce the rights of shareholders granted by law in relation to auditing as well as the provisions of this resolution.

In its report the auditor shall present in detail all facts on which it based its report. If such fact constitutes a business secret of the Company, the auditor shall only include in its report the information necessary (if justified, in abbreviated form) to construe the opinion of the auditor and to formulate a grounded opinion."

Proposed resolution

„The general meeting resolves that an auditor be designated to examine the option agreements agreed with BNP Paribas SA on December 13, 2007 on the basis of 49 § 3 of the act on Companies (Act 4 of 2006) with the scope and to the extent stipulated by legal provisions related to auditors and auditing.

Choosing the person of and concluding a contract with the auditor is the task of the Board of Directors, acting in good faith in order to enforce the rights of shareholders granted by law in relation to auditing as well as the provisions of this resolution.

In its report the auditor shall present in detail all facts on which it based its report. If such fact constitutes a business secret of the Company, the auditor shall only include in its report the

information necessary (if justified, in abbreviated form) to construe the opinion of the auditor and to formulate a grounded opinion."

Proposed resolution

„The general meeting resolves that an auditor be designated to examine the share sale and purchase agreement with all ancillary agreements concluded with CEZ MH BV, dated December 20, 2007 on the basis of 49 § 3 of the act on Companies (Act 4 of 2006) with the scope and to the extent stipulated by legal provisions related to auditors and auditing.

Choosing the person of and concluding a contract with the auditor is the task of the Board of Directors, acting in good faith in order to enforce the rights of shareholders granted by law in relation to auditing as well as the provisions of this resolution.

In its report the auditor shall present in detail all facts on which it based its report. If such fact constitutes a business secret of the Company, the auditor shall only include in its report the information necessary (if justified, in abbreviated form) to construe the opinion of the auditor and to formulate a grounded opinion."

This agenda item was prepared in Hungarian and English. The Hungarian text prevails.

END